As filed with the Securities and Exchange Commission on March 26, 2021.
Registration No. 333-254612
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Zymergen Inc.
(Exact name of registrant as specified in its charter)
Delaware	8731	46-2942439
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
5980 Horton Street, Suite 105
Emeryville CA 94608
(415) 801-8073
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Josh Hoffman
Chief Executive Officer
5980 Horton Street, Suite 105
Emeryville, CA 94608
(415) 801-8073
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Sarah K. Solum Pamela L. Marcogliese Freshfields Bruckhaus Deringer US LLP 2710 Sand Hill Road Menlo Park, CA 94025 (650) 618-9250	Mina Kim Zymergen Inc. 5980 Horton Street, Suite 105 Emeryville, CA 94608 (415) 801-8073	Rezwan D. Pavri Andrew T. Hill Andrew S. Gillman Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	☐	Accelerated filer	☐
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		Emerging growth company	☒
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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated March 26, 2021
PROSPECTUS
     Shares

Common Stock
This is Zymergen Inc.’s initial public offering. We are offering     shares of our common stock to be sold in this offering.
We expect the public offering price to be between $    and $    per share of common stock. Prior to this offering, there has been no public market for our common stock. We will apply to list our common stock on the Nasdaq Global Select Market under the symbol “ZY.”
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
	Per Share	Total
Initial public offering price
Underwriting discounts and commissions(1)
Proceeds to Zymergen Inc., before expenses
(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
The underwriters may also exercise an option to purchase up to an additional     shares of common stock from us, at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.
Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares of common stock will be ready for delivery on or about     , 2021.
J.P. Morgan		Goldman Sachs & Co. LLC

BofA Securities	Cowen	UBS Investment Bank	Lazard
The date of this prospectus is      , 2021.

zymergen

WE MAKE TOMORROW

Not just better products, but a better world

Through and including     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
We are responsible for the information contained in this prospectus. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf. We and the underwriters take no responsibility for any other information that others may provide you. We are offering to sell and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.
For investors outside of the United States: We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States. See “Underwriting.”
i

PROSPECTUS SUMMARY
This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”
In this prospectus, unless we indicate otherwise or the context requires, “Zymergen Inc.,” “Zymergen,” “the Company,” “our company,” “the registrant,” “we,” “our,” “ours” and “us” refer to Zymergen Inc. and its consolidated subsidiaries.
Overview
We partner with Nature to design, develop, and commercialize bio-based breakthrough products that deliver extraordinary value to customers in a broad range of industries. Our first innovations include films designed for electronics companies to use in new categories of smart devices, including rollable tablets and naturally derived UV protection. Our goal is to create new products with a proprietary platform that unlocks the design and manufacturing efficiency of biological processes with technology’s ability to rapidly iterate and control diverse functions. We call our process biofacturing and we expect it will create better products faster, cheaper and more sustainably than traditional chemistry by engineering microbes to make novel biomolecules that are the key ingredients in those products. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications. Based on our experience and expectations with our first four products which are electronic films and insect repellent products, and subject to any regulatory requirements, which could lead to longer timelines and increased cost, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. We founded Zymergen in the belief that biofacturing will lead to better products with better economics and a better world.
The demand for innovative materials has never been greater.
Human civilization is material. The materials in the things we use, the clothes we wear, the rooms where we live, the vehicles that take us from place to place, as well as the inputs that grow the food we eat, are the products of a half dozen chemical building blocks invented over the last several decades, mostly derived from cracking hydrocarbons.
We believe the chemicals and materials companies that make these materials have struggled to innovate because they employ a limited molecular palette and have substantial capital expenditures. In addition, they are among the planet’s worst industrial polluters. Recently, synthetic biology companies suggested a better alternative, where microorganisms are coaxed to produce chemicals, but most synthetic biology companies have struggled to manufacture novel molecules at industrial scales. Yet while the traditional chemical industry is stagnant and synthetic biology companies have disappointed, the demand for materials that solve important problems and are environmentally sustainable has never been greater.
Biofacturing creates better products faster, cheaper and more sustainably.
Biofacturing is the design, development and commercialization of bio-based breakthrough products, economically, at industrial scale, where microorganisms create the biomolecules that are the key ingredients in those products. A traditional chemical factory’s tons of steel and concrete are functionally replaced by a tiny, flexible, easily reproduced, but incredibly valuable engineered cell. Our goal is to make our biomolecules by fermentation, where all biofacturing reactions occur inside the engineered cell in standard fermentation vats, rather than the expensive, purpose-built chemical plants used in synthetic chemistry. However, in some cases, so that we may achieve commercial launch faster, we may initially launch products using molecules that are first produced with non-fermentation based methods, which is a strategy we refer to as “Launch Acceleration.” Additionally, since cells naturally make tens of thousands of different molecules, their genetic pathways can be reprogrammed to carry out any number of biofacturing reactions, and they can produce a vast array of biomolecules with unique properties that petrochemicals do not possess. Our pioneering biofacturing process is designed to flexibly and cost effectively create products with unique characteristics that possess the diversity and power of Nature's own inventions, such as adhesives stronger than leading products on the market, or an optical film as clear and thin as a dragonfly’s wing.

Our product development journey starts with our business development personnel working with a customer to define a set of properties for a material that our customer would find highly valuable. We then design and develop engineered microbes that manufacture the novel biomolecule that will be the key ingredient in a breakthrough product. Next, we leverage Contract Manufacturing Organizations (“CMOs”) to manufacture the product for us. Finally, once we have launched our product, we use our own sales force and marketing capabilities to contract with customers and sell our products to them. For instance, through our global direct sales force and a team of application sales engineers, we launched our first product Hyaline in December 2020 to customers in the electronics industry, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product.
Our biofacturing platform discovers biomolecules and engineers microbes that can produce those biomolecules at an industrial scale.
Our biofacturing platform, a unique end-to-end fusion of biology, chemistry and technology, is built on a stack that integrates techniques in molecular biology, chemistry, materials science, lab automation systems, software applications, unique databases and machine learning algorithms. Our biofacturing platform is designed to:
1.	Identify and create novel biomolecules that are the basis of new materials with engineered characteristics that possess improved performance compared to existing products;
2.	Insert genes into a host microbe that produces the desired biomolecules; and
3.
Develop and scale up a production process, including optimizing the microbe to produce biomolecules economically at scale, while retaining product functionality via time-and-cost efficient optimization, leading to commercialization at attractive margins.

Our biofacturing platform is designed to deliver breakthrough products with unique performance that traditional chemistry cannot. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications. Based on our experience and expectations with our first four products which are electronic films and insect repellent products, and subject to any regulatory requirements, which could lead to longer timelines and increased cost, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. We estimate that the first step can be accomplished in roughly one-two years and at a typical cost of approximately $5 million, the second step in roughly one year and at a typical cost of approximately $5 million and the third step in roughly three years and at a typical cost of approximately $40 million. Our biofacturing platform is flexible, allowing for each step to be completed in parallel or independently. The platform is designed to accelerate launch of our products, satisfying customer needs more rapidly and increasing the returns of our pipeline investments. Further, our machine learning workflows improve over time as each round of product design and genome optimization generates more proprietary data, further enhancing our algorithms and deepening our proprietary data moat. As we continue to gather more data and experience with working through regulatory approvals and introducing new products into the market, we hope to launch products even faster and cheaper. These economics in turn allow us to target a large volume of product launches.
By contrast, traditional chemicals and materials companies have struggled to create novel materials that satisfy end-market demand. Many of the materials we use today were invented decades ago—cellophane was invented in the 1920s, nylon in the 1930s, Teflon in the 1960s, Kevlar in the 1970s. DuPont spent over 10 years and around $500 million (on a non-inflation-adjusted basis) (according to Delaware Online) in the late 1960s and early 1970s developing Kevlar. Although we do not have current plans to commercialize products that compete with Kevlar (Aramid), we believe the example of Kevlar provides a useful point of comparison for the typical time and cost expended by incumbent chemicals and materials companies to develop and commercialize novel polymer materials. While Kevlar was commercialized in the 1970s, this can be considered a relatively recent example of a novel polymer because, according to IHS Markit Report on Specialty Chemicals Update Program, only six major polymers have been commercially launched since about 1980. In addition to Kevlar being a novel polymer, we also chose Kevlar specifically because (a) it has application across multiple verticals like our optical films and (b) it is well documented.

Additional information on commercialization time and cost of other products reinforces that Kevlar is representative of the fact that it has typically taken incumbents more than 10 years and hundreds of millions of dollars to develop and commercialize a novel polymer material. For example, Kolon took from 2006 to 2016 to develop colorless polyimides. Sirrus took from 2009 to 2020 to commercialize methylene malonate. The National Research Council concluded that “[t]he process of developing and commercializing materials is a lengthy one, often requiring 10 years or even longer.”
Information on the cost to commercialize novel materials is typically not publicized directly but information is available on polymer manufacturing capacity in general. This is necessarily an underestimate as it excludes the cost of direct R&D or scale-up costs. These sources corroborate that commercial-scale plants cost hundreds of millions to billions of dollars to construct. For example, in 2010, GE Plastics (now SABIC), completed the construction of a PEI resin plant in Spain for EUR300 million. DuPont recently announced an expansion of capacity for its polyimide film franchise of $220 million to meet growing global demand. In 2018 Covestro announced an investment of $1.7 billion into a methylene diphenyl diisocyanate production capacity.
We have one product in the market and others in development.
We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. Hyaline is the first in a franchise of optical films, designed for electronics companies to use for display touch sensors in personal devices and other applications. Hyaline will allow our customers to make robust foldable touchscreens and high density flexible printed circuits. Hyaline uses a biomolecule that was identified through our biofacturing platform. In order to accelerate product launch and meet customer demand, we launched Hyaline with a non-fermentation produced biomolecule sourced from a third party. We are in the process of converting to a fermentation-produced molecule for Hyaline by using a microbe that has a demonstrated ability to produce the molecule through fermentation. We are currently developing commercial scale processes so we can produce the molecule through fermentation at sufficient volumes and costs to support commercial manufacturing. We expect this process to be complete in 2022.
We have 10 other products in development, consisting of three in electronics, four with consumer care applications and three in agriculture. ZYM0107, which we plan to launch in 2022, is the next product in our films franchise and is a high-performance optical film like Hyaline. ZYM0101, planned for launch in 2023, is a breakthrough film for flexible electronics, which is designed to be used to build foldable and rollable phones and personal devices, as insulation for antennas to deliver 5G data speeds and as a coating for transparent monitors. Our consumer products include ZYM0201, a naturally derived non-DEET insect repellent, and we plan on partnering to create a microbial alternative to synthetic nitrogen fertilizer. We expect our biofacturing platform to be an engine of innovation and revenue generation, as we seek to develop new products in the same or adjacent sectors. We are also pursuing new markets for future growth.
Our materials are more environmentally friendly than those made with petrochemicals.
A new biological century, where life sciences will have the impact that synthetic chemistry had during the industrial age and digital technologies have had in the last half of the 20th century, demands a new way of manufacturing that is environmentally sustainable. Using new tools and building blocks derived from Nature, we believe we can manufacture high-performance materials more cleanly and with less waste. Our vision is that biofacturing can allow us to make products that won’t clog our waterways or pollute our oceans. Biofacturing can potentially even help clean up existing pollution, like turning plastic waste into high value products or capturing atmospheric carbon. Consumers, regulators and customers are all demanding solutions to these problems. We believe that partnering with Nature to make biomolecules is the inevitable future and will also create a better world.
Our Revenue Model
Substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements aimed at developing, testing and validating our biofacturing platform by providing custom services for use only by the collaboration partner. Over the next few years, as we seek to grow our product sales and commercialize additional products, we expect revenue from R&D and collaboration arrangements to represent a smaller component of our total revenue. However, in the near term, we expect to continue generating revenue from R&D service agreements and collaborations and may in fact pursue additional arrangements with new or existing partners as we seek to enter new industry verticals.
Our biofacturing platform enables three major capabilities that we describe in detail in “Business—Our Platform.” These capabilities are: Design Product, Create Microbe, Scale Production. As part of our overall strategy of getting products to market as quickly as possible, each step may be completed in parallel or independently. We may also in-license technologies for use in product development and launch and we may launch with non-fermentation based products by using our Launch Acceleration strategy described below. This is the basis of our R&D service contracts and collaboration agreements where we typically engage with partners to offer one of these three major capabilities as a stand-alone service. For example, our partnership with a multinational food processing company that focused on the improvement of a commercial production microbe used in the processing of an animal feed component was focused exclusively on offering the “Scale Production” capability. Our contract with the Defense Advanced Research Project Agency (“DARPA”) leveraged our “Create Microbe” capability across a broad range of target biomolecules and an earlier deployment of our “Design Product” capability. Other R&D partnerships are similar.
Our long-term objective is to generate revenue from the sale of numerous breakthrough products across a variety of industries. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications. Using our biofacturing platform, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. We estimate that the first step of our process described in detail in “Business—Our Platform” can be accomplished in roughly one-two years and at a typical cost of approximately $5 million, the second step in roughly one year and at a typical cost of approximately $5 million and the third step in roughly three years and at a typical cost of approximately $40 million. Our biofacturing platform is flexible, allowing for each step to be completed in parallel or independently. Once we have launched a product, we begin a product qualification process with customers which typically lasts 6-18 months, or longer, depending on the customer and end device requirements. We only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product, which is typically done on a purchase order basis rather than a long-term contractual commitment. Although there is variability in timelines and costs for launching a product between individual products, our estimated costs and timelines for launch are based on our experience to date with Hyaline and our expectations for each stage of the development process with three of our other early products, which are electronic films and insect repellent products. In addition, our costs and timelines expectations may be greater where regulatory requirements lead to longer timelines, which could apply to certain of our products, including, for example, our agriculture products.
Launching fermentation-produced products or products with fermentation-produced components or ingredients is a key element of our strategy for lowering manufacturing costs and launching products desirable to our customers more quickly. In some cases, we may initially launch products using molecules we have identified during the design phase but which are first produced with non-fermentation based methods. We refer to this strategy as Launch Acceleration and expect to achieve commercial launch 12-24 months faster where this is possible. Launch Acceleration typically results in a higher cost of production than can be achieved with fermentation-based production. We temporarily absorb this cost as it is outweighed by the benefit of faster product launch. Our strategy is to use Launch Acceleration only where we believe we will be able to replace these non-fermentation produced biomolecules or components with fermentation-produced versions in 12-24 months. We have used Launch Acceleration successfully on our first product, Hyaline, which we have launched with a non-fermentation produced biomolecule sourced from a third party and are executing on a process to convert to a fermentation-produced molecule, which we expect to occur in 2022. In the context of our first three strategic verticals, we expect to use Launch Acceleration frequently for our electronics pipeline but rarely in consumer care or agriculture. As we expand into additional verticals, we will evaluate the benefits of Launch Acceleration on a case by case basis.
Following the launch of Hyaline, our global direct sales force and a team of application sales engineers are now working with customers on the sale qualification process in which customers are able to validate the product and qualify it as a standard component in their final electronic devices. During this time, we are providing customers with samples of our products to be tested for use in their own products so they can determine whether to purchase our product. Based on our experience to date since the launch of Hyaline in December 2020, we expect the sale qualification process of our products (including Hyaline) to last 6-18 months, or longer, depending on the customer and end device requirements. We only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product, which is typically done on a purchase order basis rather than a long-term contractual commitment. In the case of Hyaline, we expect to begin generating revenue in the second half of 2021, which will be prior to the time we expect to convert the non-fermentation produced biomolecule to the fermentation-produced molecule, which we expect to occur in 2022. We do not expect our estimated revenue from Hyaline to be meaningfully impacted by the conversion to the fermentation-produced molecule. We expect other electronics products, including ZYM0101, which we expect to launch in 2023, to follow a similar 6-18 month qualification process following which we expect to generate revenue. For many of our consumer care and agriculture products, including ZYM0201 which we expect to launch in 2023, a product qualification process will not be similarly necessary because we intend to launch and sell those products directly to the end-user and expect to generate revenue upon launch. For our other products in development for which we do not currently have an anticipated launch date, we cannot predict when we expect to begin generating revenue from such products.
As we ramp the sale of new products, we expect to initially experience negative product gross margins. Material manufacturing process changes, including using our Launch Acceleration strategy, could also result in reduced or possibly negative margins. We expect our cost of product revenue to increase over time in absolute dollars and our gross margins will vary based on the volume and mix of products sold. We expect the timing for achieving positive gross margins for any product will depend on the pace at which we achieve commercial scale for that product, which could take one year or more from when we begin generating revenue from such product. We may not achieve the product gross margins that we anticipate.
We plan to grow our business in several ways. First, we plan to grow as we increase the market penetration of our launched products. Next, we plan to grow by launching additional products in our chosen verticals of electronics, consumer care and agriculture and by continuing to add new products to our pipeline in these verticals. Finally, we plan to grow by entering new markets. We plan to partner with industry leaders to enter these markets, as we believe this approach de-risks and accelerates our time to product launch. Today, we are working with various industry leaders and our strategy is to enter into partnerships with these leaders in the future.
We generally target products with a market opportunity that if successful, at scale, could support annual sales of greater than $150 million. We also expect that some portion of those products could be breakthrough products, but it is very hard in the materials market to predict beforehand which products those would be. In the long term, our goal is to launch multiple breakthrough products every year. We believe that our strategy will drive strong future revenue growth as our revenues from launched products increase and revenues from new product launches stack on top of each other.
Our Market Opportunity
The market opportunity addressable by our biofacturing platform is enormous and diverse. Our bottom-up, industry-by-industry, application-by-application, analysis suggests that our total market opportunity is at least $1.2 trillion across 20 separate industries for our potential products, all ripe for disruption, and that the market opportunity of the first three industries we will pursue, electronics, consumer care and agriculture, is approximately $150 billion. In particular, we estimate that the display market alone for Hyaline was over $1 billion in 2020 and according to Transparency Market Research, the global market for insect repellents is over $1.5 billion across sprays and other traditional formats. In addition, our consumer survey, which asked 2,750 adults between 18 and 65 years of age in the United States and an additional 6,000 consumers in five global markets as a follow up about their concerns about insects, their current behavior with insect protection and their interest in better insect repellent products, found that consumer need to repel insects is global, big and likely to get bigger with current solutions being unsatisfactory, suggesting that there is a large latent demand for better products and therefore we believe that the true market opportunity is much larger. We anticipate deploying our innovation engine to create decades of disruptive breakthrough products using a rigorous discipline to select new opportunities where there’s demand for new materials, where bio-based products have an advantage and where industries rapidly adopt new products.
Our Methodology
We estimated the total opportunity for our platform using IHS Markit Materials and similar market data. We also consulted industry experts to corroborate market analyses, especially where less granular market data was available. We first estimated the size of the total materials market by compiling a comprehensive set of market size data. 2020

“full year” data were prioritized in all cases. We then excluded materials or applications where our biofacturing platform is not applicable or would appear not to be competitive. We also excluded low-end markets (e.g., commodity plastics) where we will not compete based on our strategy which is to pursue high-value performance-driven opportunities. We then determined the proportion of each materials sales that were attributable to each of 20 industry verticals, using generally accepted definitions in all cases (e.g., electronics). We refer to the resulting grid of materials across industry verticals and the corresponding market sizes as total market opportunity.
Our Competitive Strengths
Our competitive strengths include:
1.	Biofacturing Platform: Our biofacturing platform, which is the engine that enables product innovation, is our most important asset.
Better, faster, cheaper products are the key focus of Zymergen as a company. Our biofacturing platform is flexible, allowing for each step to be completed in parallel or independently. The platform is designed to accelerate launch of our products, satisfying customer needs more rapidly and increasing the returns of our pipeline investments. In addition to enabling product innovation, our biofacturing platform changes the economics of the chemicals and materials industry. The lower estimated cost of our biofacturing platform compared to traditional chemicals and materials companies is enabled by both the speed of our early product development and the lower capital expenditures made possible by biofacturing.
2.	Data Moat: Our biofacturing platform continuously improves as it generates more data.
During both product development and host microbe optimization, we perform iterative rounds of experimentation, each of which generates proprietary data:
•
Product development yields structure:function data derived from iteratively formulating materials using bio-based molecules and subsequently testing their physical, chemical and other performance properties; and

•
Production microbe development yields genotype:phenotype data derived from iteratively applying genomic library types to the genome of the microbial host and assaying the impact on key production phenotypes such as titer and productivity.

Both of these activities generate large, valuable and highly proprietary datasets. When combined with our machine learning algorithms, the datasets enable faster and more productive product innovation and faster and more efficient production microbe development.
3.	Pipeline: We plan on years of breakthrough products.
We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. We have 10 other products in development, consisting of three in electronics, four with consumer applications and three in agriculture. If customer trials are successful, we believe Hyaline suggests the willingness and ability of customers to rapidly incorporate our products into their supply chains. Seamless integration and adoption with customers’ supply chains is a key commercial principle for all our product development. We are targeting product launches in 2022 and 2023 and more in following years in electronics, consumer care, agriculture and other markets. Our pipeline of products has been designed with rapid market adoption in mind. In addition, these products demonstrate our biofacturing platform’s ability to develop commercially relevant products across multiple major distinct chemical classes. We expect to continue to grow our product pipeline due to our biofacturing platform.
4.	Partners and Customers: Our business relationships are collaborations in innovation.
We have been commercially active with major companies since 2014 and have established a broad network of business relationships, including partnerships and customers, who are our most important source of ideas about market demand for breakthrough products. For example, today we partner with Sumitomo Chemical in the area of optical films, have partnerships with other companies in other industries or application areas and are working with businesses in the electronics industry on uses for Hyaline. Our business relationships are an important source for intelligence on market demand for breakthrough products and key process improvements. Our partnerships continue to deepen the richness of our data moat and strengthen our technical capabilities.
5.	Team: We have created an organization of mission-driven scientists, engineers and business professionals.
We have built a large, deep team of biologists and biochemists, material scientists and chemists, automation engineers, software engineers and data scientists and business and industry professionals all working together and speaking the same language. As of December 31, 2020, approximately 25% of our employees are in engineering roles and approximately 30% have PhDs. The integration of scientific, engineering and professional cultures, once achieved, creates an environment that fosters the creation of breakthrough innovations and becomes a magnet for additional talent. Additionally, our senior management benefits from long experience in industry and relevant technical disciplines.
6.	Sustainability: We believe that our biofacturing process is better for the environment than anything made with petrochemistry.
Our goal is to make our biomolecules by fermentation, which we believe is a safer process than making products with petrochemistry. Using new tools and building blocks derived from Nature, we believe we can manufacture high-performance materials more cleanly and with less waste. Biofacturing can potentially even help clean up existing pollution, like turning plastic waste into high value products or capturing atmospheric carbon.
Our Growth Strategy
We intend to focus on the following strategies to grow our business:
1.
Leverage our biofacturing platform for value and speed. Our business strategy is to design, make, and sell bio-differentiated breakthrough products. Our products are designed to create substantial economic value for our customers with performance that existing materials cannot offer, because that performance solves problems for our customer’s customer. We are initially focused on electronics, consumer care and agriculture. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver. We believe this would allow us to access a large universe of product opportunities that traditional players are generally unable or unwilling to pursue. Based on our experience and expectations with our first four products, which are electronic films and insect repellent products, and subject to any regulatory requirements, which could lead to longer timelines and increased cost, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. The platform is designed to accelerate launch of our products, satisfying customer need more rapidly and increasing the returns of our pipeline investments.

2.
Invest in our biofacturing platform to extend our lead. While we believe our biofacturing platform today gives us an advantage over industry incumbents, we believe that improving the platform will allow us to better satisfy customer demand. Consequently, we intend to continue investing in our biofacturing platform to reduce the time from product concept to product launch, broaden the scope of opportunities we pursue and reduce the cost per product launch.

3.
Expand into new verticals and applications. Today, we are focused on electronics, consumer care and agriculture, but in time we intend to expand to other industries and other applications suited to our biofacturing platform. Our biofacturing platform allows us to build a larger portfolio of on-market products than is typical for biopharma companies. We estimate that our total market opportunity is at least $1.2 trillion and we believe that we will ultimately benefit from the diversification of providing products across many industries and applications. We intend to expand in a structured and disciplined manner using three business tools: defined criteria to identify and qualify new opportunity areas of interest; preference for strategic adjacencies and R&D and commercial synergies; and use of partnerships to de-risk opportunities.

4.
Own customer relationships and product design. Our close customer relationships give us insight into market needs, which we can then rapidly translate to novel products with differentiated performance using our biofacturing platform. Another important counterpoint to the chemicals and materials industry is that we can cost-effectively outsource manufacturing and other intermediate steps. We believe that our focus on product innovation, low capital expenditures and customer relationships will be a powerful disruptor in the chemicals and materials industry.
Our Markets
The chemicals and materials sectors are large and diverse and play an essential part in producing most of the material goods we interact with on a daily basis. We believe that our ability to make better products faster and cheaper than incumbents positions us to disrupt large swaths of these legacy markets. We estimate that our total market opportunity is at least $1.2 trillion across 20 separate industries, all ripe for disruption, and that the market opportunity of the first three industries we will pursue, electronics, consumer care and agriculture, is approximately $150 billion.
Because we could pursue so many markets, we have initially prioritized three large market industries that justify meaningful investment using rigorously applied criteria:
Electronics
Suppliers into this vertical need to provide ever improving high-performance materials within short cycle times to enable rapid product evolution, and this needs to be done at a competitive cost.
Our focus in the near term is on optical films for smartphones, tablets and notebooks, with a variety of use cases that we are currently targeting across all those devices. We believe our opportunity across optical films is large and growing, with a market size of $25 billion for specialty films (which include optical films) in 2019, according to IHS Markit Report on Specialty Chemicals Industry. Beyond these initial uses, we see a broad opportunity in applications as diverse as adhesives and coatings, substrates for printed electronics, wearables, transparent heaters and sensors. We believe the use cases and applications for our electronics pipeline products are important to the product differentiation for the Original Equipment Manufacturers (“OEM”).
Consumer Care
The consumer care market is fragmented across a range of product categories spanning personal care, such as skin care, hair care and hygiene (over $400 billion in 2019, according to Statista Report on Beauty & Personal Care) and home care, which includes laundry detergent and softener, dish soap and household cleaners (over $150 billion in 2019, according to Statista Report on Home & Laundry Care). There is an ongoing shift in demand for a new type of product that is not made with the same chemicals that have been used in the market for the past century. Consumers have demonstrated a clear preference for consumer care products that are natural, non-toxic, environmentally sustainable and provide superior performance.
We believe our novel bio-based consumer products will tackle key challenges and unmet needs, with the goal of positively impacting consumer lives and the environment. We believe that biofacturing is the natural path to novel bioactive and functional ingredients that will unlock access to sustainable alternatives to products otherwise traditionally chemically synthesized or extracted from plants.
Products can be launched quickly and directly into the consumer market typically with low or no regulatory hurdles. Product differentiation is enabled by better ingredients that possess more desirable characteristics, and this feature of the market will allow us to build our brand and the brands of our products, ingredients and partners.
Agriculture
We believe we have multiple opportunities to bring new products to market in this sector, and on shorter timelines than are typical in the industry.
According to the IHS Markit Report on the Seed Sector, over $400 billion is spent on agricultural inputs each year, half of which we estimate comes from fertilizers and crop protectants. We estimate that our market opportunity across agricultural products for which we can develop solutions is more than $45 billion across nutrient use efficiency enhancers and crop protection alone.

New Markets
Beyond these three markets, we plan to enter additional markets over time. We believe we will find synergies in our material innovations: polymers and products created for one use or industry will likely have applications in another. As appropriate, we will partner with large, established players, both to reduce risks and make product development and entry into the market more efficient.
Products and Pipeline
Our pipeline is currently organized around our three core strategic verticals:
Electronics
Our electronics portfolio consists of four products, including, Hyaline, which we launched in December 2020, beginning the expected 6-18 month product qualification process with customers. ZYM0107 and ZYM0101 are also high-performance optical films and are targeted to launch in 2022 and 2023, respectively. ZYM0103 is expected to provide our first adhesive product.
Consumer Care
Our consumer care pipeline consists of four programs. Our most advanced program is ZYM0201, a naturally derived insect repellent that we are targeting for launch in 2023. In addition, we have earlier stage programs to develop a naturally derived UV protectant (ZYM0205), a bio-based sustainable film former (ZYM0206) and another undisclosed program (ZYM0207).
Agriculture
In agriculture, the rate of yield growth has been slowing, while climate, environmental pressures and consumer demand for more nutritious, healthy food have continued to increase the need for better products. We believe we are well positioned to transform the discovery of novel microbes and products, including proteins and natural products.
Our most advanced agricultural product is focused on improving crop nutrient uptake for significant markets, including corn and wheat. We are also exploring various crop protection opportunities in areas such as pesticides and herbicides. Consistent with our mission of partnering with Nature, we are exploring naturally derived compounds to achieve this performance. Some of these programs are being undertaken in partnership with mature companies who may assist with commercialization.
New Markets
We are focused on developing products for unmet needs in additional end-markets that are aligned to our strategy and technology strengths. As appropriate, we will partner with large, established players, both to reduce risks and make product development and entry into the market more efficient.
We expect to announce partnerships and new product development milestones across areas as diverse as food proteins, healthcare consumables, animal nutrition and health, natural resource extraction or remediation, packaging and many more. These sectors all have meaningful unmet needs, where existing solutions are either inefficient or too expensive for practical use, or at odds with regulatory mandates and sustainability goals. We have more than three programs underway with partners across new industry verticals.
For example, we are researching how we could improve the quality and efficiency of both human and animal nutrition. Using microbial fermentation, we can utilize various feedstocks to produce end products that increase availability of critical nutrients, while using significantly fewer inputs.

Zymergen’s pipeline of products in electronics, consumer care and agriculture.1
Our Business Challenges
Because of our limited operating history, our business currently faces a number of challenges. Although our current business model is premised on innovating and producing new products rapidly and at lower costs than traditional methods and achieving results that may only be obtained through leveraging biology, substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements aimed at developing, testing and validating our biofacturing platform by providing custom services for use only by the collaboration partner. Over the next few years, as we seek to grow our product sales and commercialize our products, we expect revenue from R&D and collaboration arrangements to represent a smaller component of our total revenue. However, in the near term, we expect to continue generating revenue from R&D service agreements and collaborations and may in fact pursue additional arrangements with new or existing partners as we seek to enter new industry verticals. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including the impact of market acceptance of our products, product and biofacturing platform development, our ability to develop and commercialize new products in a timely manner, our ability to scale our manufacturing capacity, our ability to manufacture products with a fermentation-produced biomolecule and our market penetration and margins.
Launching fermentation-produced products or products with fermentation-produced components or ingredients is a key element of our strategy for lowering manufacturing costs and launching products desirable to our customers more quickly. In some cases, we may initially launch products using molecules we have identified during the design phase but which are first produced with non-fermentation based methods. We refer to this strategy as Launch Acceleration and expect to achieve commercial launch 12-24 months faster where this is possible. Launch Acceleration typically results in a higher cost of production than can be achieved with fermentation-based production. We temporarily absorb this cost as it is outweighed by the benefit of faster product launch. Our strategy is to use Launch Acceleration only where we believe we will be able to replace these non-fermentation produced biomolecules or components with fermentation-produced versions in 12-24 months. We have used Launch Acceleration successfully on our first product, Hyaline, which we have launched with a non-fermentation produced biomolecule sourced from a third party and are executing on a process to convert to a fermentation-produced molecule, which we expect to occur in 2022. In the context of our first three strategic verticals, we expect to use Launch Acceleration frequently for our electronics pipeline but rarely in consumer care or agriculture. As we expand into additional verticals, we will evaluate the benefits of Launch Acceleration on a case by case basis. If we do not successfully develop fermentation-produced versions of our products that lower the costs of manufacturing, we may not be able
[1]
*Reflects target launch dates for these products. **In order to accelerate product launch and meet customer demand, we launched Hyaline with a non-fermentation produced biomolecule sourced from a third party. We are currently developing commercial scale processes so we can produce the molecule through fermentation at sufficient volumes and costs to support commercial manufacturing. We expect this process to be complete in 2022.

to achieve anticipated product margins in future periods and may lose our anticipated competitive advantage, each of which could have an adverse result on our business, results of operations and financial condition. Also, while the use of the non-fermentation produced monomer can accelerate product launch, it may result in consumer confusion or misperceptions about the characteristics of our products, as well as the features that differentiate our products and company from others in the marketplace.
We do not have our own commercial scale manufacturing capability. Currently we contract with CMOs to manufacture Hyaline and our other electronic films primarily in Japan but we have established a CMO site for Hyaline in the United States. However, our U.S. CMO has informed us that we only have committed supply through the end of 2021. If we do not find and qualify an alternate source of manufacturing, are unable to obtain or increase capacity at our existing CMOs in Japan, or do not invest in our U.S. CMO to support and increase production, acquire our U.S. CMO or otherwise manufacture Hyaline and our other films products on our own, we may not have the manufacturing capacity required to meet our commercial needs after the end of this year. We currently contract with our Japanese CMOs under purchase orders, and do not have agreements in place that contractually require such CMOs to supply us with product on an ongoing basis. Our existing CMOs in Japan may not be able to meet our increased demand or may not do so at a reasonable cost or in a timely fashion. Identifying a suitable replacement CMO is a burdensome and time-consuming process that could take up to 24 months and requires us to become satisfied with their quality control, responsiveness and service, financial stability, security and labor and other ethical practices. Even if we are able to identify an alternative CMO, we may encounter delays in product development, production and added costs as a result of the time it takes to train a new CMO in our methods, products and quality control standards. From time to time, product owners invest in their manufacturers to support production. We may consider doing so, including through an equity investment or acquisition. If we invest in or acquire any manufacturing capability, we may experience increased costs and reduced margins, and delays as we ramp up our own manufacturing capabilities without prior experience doing so. Any adverse developments affecting manufacturing of Hyaline or our pipeline products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of Hyaline and our pipeline products or enforcement actions by regulatory authorities. We may also have to take inventory write-offs and incur other charges and expenses for Hyaline and our pipeline products that fail to meet specifications or undertake costly remediation efforts. Accordingly, failures, difficulties or delays faced at any level of our manufacturing capabilities could adversely affect our business and delay or impede the development and commercialization of Hyaline or any of our pipeline products or products and could have an adverse effect on our business, financial condition, results of operations and prospects.
We have entered into an amended and restated credit agreement and guaranty agreement with Perceptive Credit Holdings II, LP and PCOF EQ AIV II, LP (the “Perceptive Credit Agreement”) pursuant to which the secured lender agreed to provide us with a $100 million credit facility. As of December 31, 2020, our debt under this credit facility totaled $85 million in principal amount outstanding. The Perceptive Credit Agreement provides our secured lender with liens on substantially all of our assets, including our intellectual property, and contains financial covenants and other restrictions on our actions, which may cause significant risks to our stockholders and may impact our ability to pursue certain transactions and operate our business. A failure to comply with the covenants and other provisions of our debt instruments, including any failure to make a payment when required, to meet our revenue targets or cure any deficiency in our revenue targets within 30 days of the end of a fiscal quarter, would generally result in events of default under such instruments. During the course of 2020, we sought and obtained various default waivers and amendments under this agreement due to our inability to comply with certain of our covenants. Although we have obtained waivers from the lender of certain defaults in 2020, there can be no assurance that the lender would be willing to grant such waivers in the future. See Note 8 to our consolidated financial statements for more information on these waivers.
Our consolidated financial statements contain a going concern qualification. The audit report with respect to our audited financial statements for the year ended December 31, 2020 includes an explanatory paragraph stating that there are material uncertainties which caused substantial doubt about our ability to continue as a going concern, in the absence of additional financing and cost reduction or cost management measures. We are subject to various covenants related to the Perceptive Credit Agreement and given the substantial doubt about our ability to continue as a going concern there is a risk that we may not meet our covenants in the future. Although we expect the proceeds we receive as part of our initial public offering to be sufficient for us to continue as a going concern, if they are not sufficient, we may need to raise additional cash through debt, equity or other forms of financing to fund future operations, which may not be available on acceptable terms, or at all.

Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” beginning on page 19. These risks include, but are not limited to, the following:
•	We have a history of operating losses and we do not expect to be profitable for the foreseeable future.
•	We have a limited operating history, which may make it difficult to evaluate the prospects for our future viability and predict our future performance.
•	We do not today have revenue from product sales, and we may not be able to successfully commercialize our products, including Hyaline, which we launched in December 2020, as our first product.
•	The COVID-19 pandemic has had, and is expected to continue to have, an impact on our business, results of operations and financial condition.
•	We may not be successful in our efforts to use and improve our proprietary biofacturing platform to build a pipeline of products.
•
It is difficult to predict the time and cost of development of our pipeline products, which are produced by or based on a relatively novel and complex technology and are subject to many risks, any of which could prevent or delay revenue growth and adversely impact our market acceptance, business and results of operations.

•	The market, including customers and potential investors, may be skeptical of the viability and benefits of our pipeline products because they are based on a relatively novel and complex technology.
•
Even if we are successful in expanding our biofacturing platform, rapidly changing technology and extensive competition in the synthetic biotech and petrochemical industries could make the products we are developing and producing obsolete or non-competitive unless we continue to develop and manufacture new and improved products and pursue new market opportunities.

•	The success of our business relies heavily on the performance of our products and developing new products at lower costs and faster development timelines.
•
Consistent with our strategy, we have recently launched Hyaline, and may in the future launch other products, with a non-fermentation produced biomolecule and, if we are not successful in our efforts to convert to the fermentation-produced version of our products, our products may not be commercially successful.

•
We do not have our own commercial scale manufacturing capability and any disruptions or interruptions in our biofacturing capacity, may prevent us from launching products or producing current and future products at necessary volumes to meet commercial demand, which may result in lost revenue opportunities.

•
The manufacture of our products is complex, and we may be unable to secure necessary talent to establish and scale our manufacturing and supply chain to the extent necessary to make a profit or sustain and grow our current business.

•	Our revenue, results of operations, cash flows and reputation in the marketplace may suffer upon the loss of a significant customer.
•
If we are unable to obtain and maintain sufficient intellectual property protection for our products and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be impaired.

•
Governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.

Channels for Disclosure of Information
Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, webcasts and our corporate blog at www.zymergen.com/blog.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were incorporated in Delaware in 2013. Our principal executive offices are located at 5980 Horton Street, Suite 105, Emeryville, CA 94608, and our telephone number (415) 801-8073. Our corporate website address is www.zymergen.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
“Zymergen,” our logo and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Zymergen Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Public Benefit Corporation Status
In connection with our initial public offering, we plan to convert to a public benefit corporation incorporated in Delaware as a demonstration of our long-term commitment to our mission to displace the petrochemicals that pollute the Planet by designing, developing, and commercializing bio-based materials that deliver better performance than existing products, at attractive costs. We make products with broad applications and global reach that are safer for the people who manufacture them healthier for the people who use them, and better for the environment. Public benefit corporations are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under the Delaware General Corporation Law (the “DGCL”), public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote. Public benefit corporation directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation.
We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially affect the financial interests of our stockholders. Holders of our common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation. See “Risk Factors—Risks Related to Being a Public Benefit Corporation.”
Our public benefit, as provided in our certificate of incorporation, is: to displace the petrochemicals that pollute the Planet by designing, developing, and commercializing bio-based materials that deliver better performance than existing products, at attractive costs. We make products with broad applications and global reach that are safer for the people who manufacture them, healthier for the people who use them and better for the environment.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the Securities and Exchange Commission (the “SEC”). These provisions include, but are not limited to:
•
being permitted to present only two years of audited financial statements in this prospectus and only two years of related “Management’s Discussion and Analysis of Financial Condition and results of operations” in our periodic reports and registration statements, including as incorporated by reference in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.
We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.
We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30; and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide to stockholders may be different than you might get from other public companies in which you hold stock. For additional information, see the section of this prospectus titled “Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Common Stock—We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.”

THE OFFERING
Common stock offered by us
     shares
Option to purchase additional shares
We have granted the underwriters an option to purchase up to      additional shares of common stock from us. The underwriters can exercise the option at any time within 30 days of the date of this prospectus.
Common stock outstanding immediately after this offering
     shares of common stock (or      shares of common stock if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $    million, or $    million if the underwriters exercise in full their option to purchase additional shares of our common stock, at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds to us from this offering primarily for working capital and other general corporate purposes, which we currently expect will include continued investment in commercializing our existing products, launching products in our pipeline and furthering the development of our biofacturing platform and technology. We do not currently have specific planned uses for the proceeds of this offering.
We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in businesses, assets or technologies, although we do not currently have any commitments for any such acquisitions or investments. See “Use of Proceeds.”
Dividend policy
We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. See “Dividend Policy.”
Risk factors
You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 19, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.
Proposed Nasdaq symbol
“ZY”

The     shares of common stock to be outstanding after this offering is based on 38,437,001 shares of common stock outstanding as of December 31, 2020, and excludes:
•	726,970 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock as of December 31, 2020, with a weighted average exercise price of $1.04 per share;
•
2,650,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase Series C preferred stock as of December 31, 2020, with a weighted average exercise price of $5.66 per share (the warrants to purchase shares of preferred stock will become warrants to purchase shares of common stock upon the closing of this offering);

•	16,497,013 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020, under our 2014 Stock Plan, with a weighted-average exercise price of $2.22 per share;
•
4,950,165 shares of common stock issuable upon the exercise of stock options granted from January 1, 2021 to March 15, 2021, under our 2014 Stock Plan, with a weighted-average exercise price of $8.98 per share;

•	201,722 shares of common stock issuable upon the vesting of non-vested stock granted as part of the Radiant acquisition as of December 31, 2020;
•	12,060,188 shares of common stock that are reserved for issuance under our 2014 Stock Plan as of December 31, 2020;
•	shares of common stock that are reserved for issuance under our 2021 Incentive Award Plan, that will become effective in connection with this offering; and
•	shares of common stock that are reserved for issuance under our 2021 Employee Stock Purchase Plan that will become effective in connection with this offering.
Upon the effectiveness of the 2021 Incentive Award Plan, we will cease granting awards under the 2014 Stock Plan and any remaining shares available for issuance under the 2014 Stock Plan will be added to the shares reserved for issuance under the 2021 Incentive Award Plan. Our 2021 Incentive Award Plan and Employee Stock Purchase Plan each provides for annual automatic increases in the number of shares reserved thereunder, and our 2021 Incentive Award Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2014 Stock Plan that expire, are forfeited or otherwise terminate, as more fully described in the section titled “Executive Compensation — Equity Incentive Arrangements — 2021 Incentive Award Plan.”
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering;
•	the conversion of all outstanding shares of convertible preferred stock into an aggregate of 204,346,437 shares of common stock upon the closing of this offering;
•	the conversion of all warrants to purchase preferred stock into warrants to purchase shares of common stock upon the closing of this offering;
•	no exercise or termination of outstanding options or warrants after December 31, 2020; and
•	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
The following tables summarize our consolidated financial and other data. We derived the summary consolidated statement of operations data for the years ended December 31, 2019 and 2020 and consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.
When you read this summary consolidated financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.
	Year ended December 31,
	2019	2020
	(in thousands, except per share and share data)
Product revenue	$—	$2
Revenue from research and development service agreements	13,234	9,788
Collaboration revenue	2,185	3,494
Total revenue	15,419	13,284
Costs and operating expenses:
Cost of service revenue(1)	102,640	84,818
Research and development(1)	50,717	90,852
Sales and marketing(1)	24,138	18,627
General and administrative(1)	61,247	60,076
Loss on lease termination	13,790	—
Total costs and operating expenses	252,532	254,373
Loss from operations	(237,113)	(241,089)
Interest income	4,921	492
Interest expense	(2,943)	(10,960)
Loss on change in fair value of warrant liability	—	(10,229)
Loss on extinguishment of debt	(1,810)	—
Other income (expense), net	150	(457)
Loss before income taxes	(236,795)	(262,243)
Income taxes	(8)	49
Net loss and comprehensive loss	$(236,803)	$(262,194)
Net loss per share attributable to common stockholders, basic and diluted	$(7.31)	$(7.15)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,375,409	36,654,165
(1)	Includes stock-based compensation expense as follows:
	Year ended December 31,
	2019	2020
	(in thousands)
Cost of service revenue	$919	$1,179
Research and development	669	1,343
Sales and marketing	904	468
General and administrative	1,520	1,839
Total	$4,012	$4,829

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma, as adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$210,205	$210,205
Working capital(4)	107,116	107,116
Total assets	304,921	304,921
Short-term debt, net(5)	79,331	79,331
Warrant liabilities	14,231	—
Convertible preferred stock	900,798	—
Accumulated deficit	(773,740)	(773,740)
Total stockholders’ deficit	$(743,736)	171,293
(1)
The pro forma column reflects: (i) the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering; (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 204,346,437 shares of common stock upon the closing of this offering; and (iii) the conversion of all warrants to purchase preferred stock into warrants to purchase shares of common stock upon the closing of this offering.

(2)
The pro forma as adjusted column further reflects the receipt of $    million in net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(3)
Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets, and total stockholders’ deficit by $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets, and total stockholders’ deficit by approximately $    million, assuming the initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)	Working capital is defined as current assets less current liabilities.
(5)
Due to the substantial doubt about our ability to continue operating as a going concern and the material adverse change clause in the loan agreement with our lender, the amounts outstanding as of December 31, 2020 have been classified as current in the consolidated financial statements. The lender has not invoked the material adverse change clause as of the date of issuance of these financial statements.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.
Risks Related to Our Business
We have a history of operating losses and we do not expect to be profitable for the foreseeable future.
We have incurred significant operating losses in each period since our inception. Our operating losses reflect the substantial investments we made to develop our biofacturing platform and our products. We incurred net losses of $236.8 million and $262.2 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we had an accumulated deficit of $511.5 million and $773.7 million, respectively. We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. In addition, we expect our losses to continue for the foreseeable future as we continue to invest significant additional funds toward ongoing R&D as we develop new products through investments in our biofacturing platform and product pipeline and toward the timely commercialization of new products and improved versions of existing products. We also expect that our operating expenses will increase as a result of becoming a public company and will continue to increase as we grow our business. As we ramp the sale of new products, we expect to initially experience negative product gross margins. Material manufacturing process changes, including using our Launch Acceleration strategy, could also result in reduced or possibly negative margins. We expect our cost of product revenue to increase over time in absolute dollars and our gross margins will vary based on the volume and mix of products sold. We expect the timing for achieving positive gross margins for any product will depend on the pace at which we achieve commercial scale for that product, which could take one year or more from when we begin generating revenue from such product. We may not achieve the product gross margins that we anticipate. If our revenue and gross profit does not increase sufficiently to keep pace with our investments and expenses, our net losses may not decline, and we may not attain profitability in the future. Further, our limited operating history makes it difficult to effectively plan for and model future growth, revenue and operating expenses. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including the impact of market acceptance of our products, product and biofacturing platform development, our ability to develop and commercialize new products in a timely manner, our ability to scale our manufacturing capacity, our ability to manufacture products with a fermentation-produced biomolecule and our market penetration and margins. We may never be able to generate sufficient revenue to achieve or sustain profitability. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.
We have a limited operating history, which may make it difficult to evaluate the prospects for our future viability and predict our future performance.
We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). In the case of Hyaline, we expect to begin generating revenue in the second half of 2021, which will be prior to the time we expect to convert the non-fermentation produced biomolecule to the fermentation-produced molecule, which we expect to occur in 2022. We do not expect our estimated revenue from Hyaline to be meaningfully impacted by the conversion to the fermentation-produced molecule. We expect other electronics products, including ZYM0101, which we expect to launch in 2023, to follow a similar 6-18 month qualification process following which we expect to generate revenue. For many of our consumer care and agriculture products, including ZYM0201 which we expect to launch in 2023, a product qualification process will not be similarly necessary because we intend to launch and sell those products directly to the end-user and expect to generate revenue upon launch. For our other products in development for which we do not currently have an anticipated launch date, we cannot predict when we expect to begin generating revenue from such products.
Substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements aimed at developing, testing and validating our biofacturing platform by providing custom services for use only by the collaboration partner. We are now shifting our business focus to develop products that we will offer to a wider market. Our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by companies in their early stages of operations, and following shifts in business models. We have not yet achieved market acceptance for our products, generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline), produced our products at scale, scaled our manufacturing capabilities to meet potential demand at a reasonable cost, established a sales model or conducted sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability are highly uncertain and may not be as accurate as they could be if we had a longer operating history or a company history of successfully developing, commercializing and generating revenue from products for a mass market.
Our long-term objective is to generate revenue from the sale of numerous breakthrough products across a variety of industries. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications. Using our biofacturing platform, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. Based on our experience to date since the launch of Hyaline in December 2020, we expect the sale qualification process of our products (including Hyaline) to last 6-18 months, or longer, depending on the customer and end device requirements. Once we have launched a product, we begin a product qualification process with customers which typically lasts 6-18 months, or longer, depending on the customer and end device requirements. We only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product, which is typically done on a purchase order basis rather than a long-term contractual commitment. Although there is variability in timelines and costs for launching a product between individual products, our estimated costs and timelines for launch are based on our experience to date with Hyaline and our expectations for each stage of the development process with three of our other early products, which are electronic films and insect repellent products. In addition, our costs and timelines may be greater where regulatory requirements lead to longer timelines, which could apply to certain of our products, including, for example, our agriculture products.
In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. We will eventually need to transition from a company with a focus on deriving revenue from R&D service contracts and collaboration agreements to a company capable of developing and commercializing its own products as well, and we may not be successful in such a transition. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be adversely affected.
The COVID-19 pandemic has had, and is expected to continue to have, an impact on our business, results of operations and financial condition.
The full impact of the continuing COVID-19 pandemic and related public health measures on our business will depend largely on future developments, including the duration and severity of the pandemic, which remains highly uncertain. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 caused by a novel strain of coronavirus as a pandemic, which continues to spread throughout the United States and around the world. Since then, extraordinary actions have been taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 throughout the world. These actions include travel bans, quarantines, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.
The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our operations, particularly as a result of preventive and precautionary measures that we, other businesses, and governments are taking. For example, as part of these efforts and in accordance with applicable government directives, we initially reduced and then temporarily suspended on-site operations at our facilities in Emeryville and Boston in late March 2020. In addition, we began restricting non-essential travel and temporarily reduced salaries of our executives. As a result of the travel restrictions, we limited in-person sales and marketing activities. We have continued to operate within the rules applicable to our business; however, a continuing implementation of these governmental mandates could further impact our ability to operate effectively and conduct ongoing R&D or other activities.
Governmental mandates related to COVID-19, other infectious diseases or public health crises, have impacted and we expect them to continue to impact, our personnel and personnel at third-party manufacturing facilities in the United States and other countries. The pandemic has caused substantial disruption in global supply chains. We have experienced shortages in some of our key supplies, including materials required in our labs. In addition, the inability to travel has delayed the establishment of our Hyaline manufacturing capacity and delayed the process of selecting and vetting CMOs for our ZYM0201 insect repellent product. For example, we experienced delays of approximately three months at our new U.S. CMO site for our Hyaline product and at a key supplier of a raw material for Hyaline and ZYM0107. As a result of the restrictions, we experienced a partial suspension in servicing our R&D services contracts and the development of our own products. This occurred for the duration of the suspension of our on-site operations and for a period afterward as we ramped the operation back up and adopted the new work practices. This resulted in an approximate reduction in R&D services revenue of $0.7 million from existing contracts, not recognized before the year ended December 31, 2020. In addition, we suffered a delay in establishing our Japan manufacturing capacity, which in turn led to delays in launching Hyaline. We have also suffered a delay in the establishment of our U.S. manufacturing capacity for Hyaline. However, Hyaline production became fully operational in Japan in December 2020 and we have continued to develop our product sales pipeline, despite the restrictions on travel and the restrictions on in-person meetings. Following the launch of Hyaline, we have also experienced delays in the product qualification process due to the limitations on travel and the restrictions on work practices. Difficulties and delays such as those we have experienced and may experience in the future may prevent us from meeting our operating and financial goals, both in general and within our targeted timelines, and may cause our revenues and operating results to fluctuate from period to period.
The COVID-19 pandemic has also had an adverse effect on our ability to attract, recruit, interview and hire at the pace we would typically expect to support our rapidly expanding operations. To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations and policies that apply to our business and operations, such as additional workplace safety measures, our product development plans may be delayed, and we may incur further costs in bringing our business and operations into compliance with changing or new laws, regulations and policies.
Further, the effect of the COVID-19 pandemic and mitigation efforts on our customers’ and on consumer demand for their products could materially and adversely affect us, particularly to the extent our customers experience declines in demand for their goods that contain our products.
The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to sudden change. We are following and plan to continue to follow, recommendations from federal, state and local governments regarding workplace policies, practices and procedures. We are continuing to monitor the potential impact of the pandemic, including on global supply chains for some of our lab materials and manufacturing capacity, but we cannot be certain what the overall impact will be on our business, financial condition, results of operations and prospects on a go-forward basis.
We may not be successful in our efforts to use our proprietary biofacturing platform to build a pipeline of products.
A key element of our strategy is to use our experienced management, engineering and scientific teams to build a pipeline of products through our biofacturing platform and develop those pipeline products into commercially viable products faster and cheaper than traditional materials. Although our R&D efforts to date have resulted in potential pipeline products, we may not be able to continue to identify and develop additional pipeline products through the use of our biofacturing platform.
Even if we are successful in continuing to build our product pipeline through the use of our biofacturing platform, not all potential pipeline products we identify will be suitable for development and use in commercial products. Machine learning and automation, generally, remain in the early stages of development. Although we expect machine learning and automation to improve over time, the operation of our biofacturing platform will continue to require significant human interaction which introduces risks of error and requires us to recruit highly skilled employees in a competitive market. Identifying and developing commercially viable pipeline products may require us to make continued advancements in our biofacturing platform to lower costs, reduce development time or otherwise more quickly identify pipeline products See the risk factor titled “—Even if we are successful in expanding our biofacturing platform, rapidly changing technology and extensive competition in the synthetic biotech and petrochemical industries could make the products we are developing and producing obsolete or non-competitive unless we continue to develop and manufacture new and improved products and pursue new market opportunities.”. If we are unable to use our biofacturing platform to successfully identify and develop pipeline products, our business, results of operations and financial condition may be adversely and materially affected.
It is difficult to predict the time and cost of development of our pipeline products, which are produced by or based on a relatively novel and complex technology and are subject to many risks, any of which could prevent or delay revenue growth and adversely impact our market acceptance, business and results of operations.
We have concentrated our R&D efforts to date on a select number of pipeline products based on technical feasibility and market opportunity. We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We have 10 other products in development, consisting of three in electronics, four with consumer applications and three in agriculture.
The typical development cycle of new pipeline products can be lengthy and may require new scientific discoveries or advancements and the development and engineering of complex technology, including improvements or modifications to our biofacturing platform. As we ramp the sale of new products, we expect to initially experience negative product gross margins. Material manufacturing process changes, including using our Launch Acceleration strategy, could also result in reduced or possibly negative margins. We expect our cost of product revenue to increase over time in absolute dollars and our gross margins will vary based on the volume and mix of products sold. We expect the timing for achieving positive gross margins for any product will depend on the pace at which we achieve commercial scale for that product, which could take one year or more from when we begin generating revenue from such product. We may not achieve the product gross margins that we anticipate.
Further, the variety of our products and different industries as well as pricing pressures and other factors, leads to challenges in scaling production across the portfolio as well as adapting our biofacturing platform to solve different development problems arising in the development process. We also may depend on third parties for the supply of key inputs and various components and for manufacturing capacity, making our ability to develop new pipeline products complex and subject to risks and uncertainties regarding commercial feasibility, timing and satisfactory technical performance of pipeline products. For example, the inability to travel delayed the establishment of our Hyaline manufacturing capacity and delayed the process of selecting and vetting CMOs for our ZYM0201 insect repellent product. We experienced delays of approximately three months at our new U.S. CMO site for our Hyaline product and at a key supplier of a raw material for Hyaline and ZYM0107. If we experience problems or delays in developing our pipeline products, we may be subject to unanticipated costs, including the loss of customers. Additionally, even after the incurrence of significant costs to develop a product, we may not be able to solve development problems or develop a commercially viable product at all. If we do not achieve the required technical specifications or successfully manage our new product development processes, or if development work is not performed according to schedule, then our revenue growth from new pipeline products may be prevented or delayed, and our business and operating results may be harmed.
The market, including customers and potential investors, may be skeptical of the viability and benefits of our pipeline products because they are based on a relatively novel and complex technology.
The market, including customers and potential investors, may be skeptical of the viability and benefits of our pipeline products because they are based on a relatively novel and complex technology. There can be no assurance that our products will be understood, approved, or accepted by customers, regulators and potential investors or that we will be able to sell our products profitably at competitive prices and with features sufficient to establish demand. In order for novel materials to get designed into new electronics products, dialogue across the relevant supply chain is needed. For example, the display market has a range of players that span component makers, subsystem assemblers, panel makers and the device manufacturers. While the ultimate customers for our films may only be specific parts of the display value chain, relationships with all parts of the chain are important in order to gain visibility into market trends and feature and specification requirements, and in order to get designed into the end devices. Another example of the need for new materials to enable next generation technologies is in microLEDs, however we cannot predict whether such products can or will successfully integrate our products. If we are unable to convince these potential customers, including the consumers who purchase end-products containing our products and the customers of our direct-to-consumer products, of the utility and value of our products or the end products in which they are a component or that our products are superior to the products they currently use, we will not be successful in entering these markets and our business and results of operations will be adversely affected. If potential investors are skeptical of the success of our pipeline products, our ability to raise capital and the value of our stock may be adversely affected.
Even if we are successful in expanding our biofacturing platform, rapidly changing technology and extensive competition in the synthetic biotech and petrochemical industries could make the products we are developing and producing obsolete or non-competitive unless we continue to develop and manufacture new and improved products and pursue new market opportunities.
The synthetic biotech and, to a lesser extent, the petrochemical industries, are characterized by rapid and significant technological changes, frequent new product introductions and enhancements and evolving industry demands and standards. Our future success will depend on our ability to develop and launch new products that address the evolving needs of our customers on a timely and cost-effective basis, to continually improve the products we are developing and producing and to pursue new market opportunities that develop as a result of technological and scientific advances. Due to the significant lead time involved in launching a new product, we are required to make a number of assumptions and estimates regarding the commercial feasibility of a new product, including assumptions and estimates regarding the size of an emerging product category and demand for those products, our ability to penetrate that emerging product category, customer adoption of a downstream product, the existence or non-existence of products being simultaneously developed by competitors, potential market penetration and obsolescence As a result, it is possible that we may introduce a new product that has been displaced by the time of launch, addresses a market that no longer exists or is smaller than previously thought, that end-consumers do not like or otherwise is not competitive at the time of launch, in each case after the incurrence of significant costs to develop such product. For example, Hyaline is specifically designed for the flexible electronic device market, which is an emerging and fast-moving product category. Another example of the need for new materials to enable next generation technologies is in microLEDs, however we cannot predict whether such products can or will successfully integrate our products. The ultimate success of our films, even if successful in meeting the technical needs of our customers, is dependent on the success of the flexible electronics device market, microLED market and our customers within that market which, in each case, may not reach the size anticipated by us or may be replaced by another emerging product category.
There is extensive competition in the synthetic biotech and, to a lesser extent, the petrochemical industries, and our future success will depend on our ability to maintain a competitive position with respect to technological advances. Technological development by others may result in our technologies, as well as products developed using our technologies, becoming obsolete. Our ability to compete successfully will depend on our ability to develop proprietary technologies and products that are technologically superior to, otherwise differentiated from, and/or are less expensive than our competitors’ technologies and products. Our competitors may be able to develop competing and/or superior technologies and processes and compete more aggressively and sustain that competition over a longer period of time due to greater human and financial resources, longer operating histories, track records for product development and existing market share. If we are unable to continue to successfully develop and manufacture new and improved products and successfully commercialize our products at scale, our business and results of operations will be adversely impacted.
The success of our business relies heavily on the performance of our products and developing new products at lower costs and faster development timelines.
To date our revenue has primarily been derived from relationships with partners where we seek to test and validate the ability of our biofacturing platform to improve or optimize our clients’ products through biofacturing. However, our future profitability will depend on our ability to successfully execute and maintain a sustainable business model and generate continuous streams of revenue through the sale of our products across industries. We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. Our current business model is premised on innovating and producing new products rapidly and at lower costs than traditional methods and achieving results that may only be obtained through leveraging biology. While we may launch bio-based versions of existing products or existing molecules that are too expensive to utilize in products today, biofacturing of previously unavailable, superior molecules and materials is key to our long-term success. However, if we are unable to successfully transition into becoming a biofacturer of new products and create novel products at lower costs and on accelerated development timelines, our business and results of operations will be adversely affected.
Consistent with our strategy, we have recently launched Hyaline, and may in the future launch other products, with a non-fermentation produced biomolecule and, if we are not successful in our efforts to convert to the fermentation-produced version of our products, our products may not be commercially successful.
During the design phase of our development cycle, we identify molecules capable of production through fermentation. We then identify the microbe to be used for fermentation-based production of these biomolecules and develop commercial scale processes for manufacturing the end product. In some cases, we may initially launch products using molecules we have identified during the design phase but which are first produced with traditional, non-fermentation based methods. We will do this when use of the non-fermentation produced biomolecules allows for faster commercial launch, even if the cost of production of these molecules is more expensive than can be achieved with fermentation-based production. We plan to do this only where we believe we will be able to replace these non-fermentation produced biomolecules or components with fermentation-produced versions in 12-24 months. We expect fermentation-produced molecules will drive better economics or improved margins. For example, we have used Launch Acceleration successfully on our first product, Hyaline, which we have launched with a non-fermentation produced biomolecule sourced from a third party and are executing on a process to convert to a fermentation-produced molecule, which we expect to occur in 2022. While the use of the non-fermentation produced monomer can accelerate product launch, it may result in consumer confusion or misperceptions about the characteristics of our products, as well as the features that differentiate our products and company from others in the marketplace. Launching fermentation-produced products or products with fermentation-produced components or ingredients is a key element of our strategy for lowering manufacturing costs and launching products desirable to our customers more quickly. If we do not successfully develop fermentation-produced versions of our products that lower the costs of manufacturing, we may not be able to achieve anticipated product margins in future periods and may lose our anticipated competitive advantage, each of which could have an adverse result on our business, results of operations and financial condition.
We do not have our own commercial scale manufacturing capability and any disruptions or interruptions in our biofacturing capacity, may prevent us from launching products or producing current and future products at necessary volumes to meet commercial demand, which may result in lost revenue opportunities.
We do not have our own commercial scale manufacturing capability. Currently we contract with CMOs to manufacture Hyaline and our other electronic films primarily in Japan but we have established a CMO site for Hyaline in the United States. However, our U.S. CMO has informed us that we only have committed supply through the end of 2021. If we do not find and qualify an alternate source of manufacturing, are unable to obtain or increase capacity at our existing CMOs in Japan, or do not invest in our U.S. CMO to support and increase production, acquire our U.S. CMO or otherwise manufacture Hyaline and our other films products on our own, we may not have the capacity required to meet our commercial needs after the end of this year. We currently contract with our Japanese CMOs under purchase orders, and do not have agreements in place that contractually require such CMOs to supply us with product on an ongoing basis. Our existing CMOs in Japan may not be able to meet our demand or may not do so at a reasonable cost or in a timely fashion. Identifying a suitable replacement CMO is a burdensome and time-consuming process that could take up to 24 months and requires us to become satisfied with their quality control, responsiveness and service, financial stability, security and labor and other ethical practices. Even if we are able to identify an alternative CMO, we may encounter delays in product development, production and added costs as a result of the time it takes to train a new CMO in our methods, products and quality control standards. From time to time, product owners invest in their manufacturers to support production. We may consider doing so, including through an equity investment or acquisition. If we invest in or acquire any manufacturing capability, we may experience increased costs and reduced margins, and delays as we ramp up our own manufacturing capabilities without prior experience doing so.

Process development is a key component of product R&D to enable the biofacturing of products at scale. If we cannot attract, develop and retain product leaders and process engineers with the necessary expertise to drive process development of our manufacturing for our pipeline of products, we will be unable to achieve commercially viable volumes of our pipeline products to meet customer demand. Further, we will need the biofacturing ecosystem to continue its emergence as we launch production at commercial scale, a process we are just beginning and have not done in the past. If we are having difficulties in accessing pilot plant facilities with the required downstream processing equipment to enable our process development, we may face delays in our time-to-market and increased R&D costs relative to our targets. If the biofacturing ecosystem and overall capacity does not grow enough to provide the volumes we need to satisfy anticipated commercial needs, we may face delays in scaling our production of bioproducts which could cause delays, increase costs in scaling manufacture of our bioproducts, and negatively impact our financial position.
Any adverse developments affecting manufacturing of Hyaline or our pipeline products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of Hyaline and our pipeline products or enforcement actions by regulatory authorities. We may also have to take inventory write-offs and incur other charges and expenses for Hyaline and our pipeline products that fail to meet specifications or undertake costly remediation efforts. Accordingly, failures, difficulties or delays faced at any level of our manufacturing capabilities could adversely affect our business and delay or impede the development and commercialization of Hyaline or any of our pipeline products or products and could have an adverse effect on our business, financial condition, results of operations and prospects.
The manufacture of our products is complex and we may be unable to secure necessary talent to establish and scale our manufacturing and supply chain to the extent necessary to make a profit or sustain and grow our current business.
The manufacture of our products is complex and to commercialize our products requires significant expertise in a variety of specialties and capital investment, including the development of advanced manufacturing techniques and process controls. We are targeting market opportunities in a wide variety of industries, and plan to initially focus product development in the electronics, consumer care an agriculture industries. Given the wide range of products we are developing and the even greater range of products we expect to develop in the future, biofacturing processes, including the necessary equipment for biofacturing, for one product may not be translatable to other products and, therefore, we may need to identify and recruit additional internal talent to develop products and coordinate manufacturing techniques and process controls required for the variety of pipeline products in the various industries we are targeting. We may also require multiple facilities and partners in order to commercialize various products and to meet the volumes we need to satisfy our anticipated commercial needs. For example, Hyaline and our other electronic films are manufactured in different facilities than our consumer care products and require completely separate supply chains and manufacturing facilities. If we are unable to successfully establish adequate manufacturing capacity for all of our products and pipeline products, we may not have the capacity required to meet our commercial needs. See the risk factor titled “—We do not have our own commercial scale manufacturing capability and any disruptions or interruptions in our biofacturing capacity, may prevent us from launching products or producing current and future products at necessary volumes to meet commercial demand, which may result in lost revenue opportunities.”
We must continue to secure and maintain sufficient and stable supplies of disposable lab equipment, raw materials and synthetic biology materials and services.
The COVID-19 pandemic has caused substantial disruption in global supply chains. As a result, we have experienced shortages in some of our key supplies, including materials required in our labs and may continue to do so in the future as a result of the pandemic, or otherwise. We may also experience price increases due to unexpected material shortages, services disruptions and other unanticipated events, which may adversely affect our supply of disposable lab equipment, raw materials and synthetic biology materials and services. We typically do not enter into long-term agreements with our suppliers but secure our materials and services on a purchase order basis. Our suppliers may reduce or cease their supply of materials or services to us at any time in the future. If the supply of materials or services is interrupted, our production processes may be delayed.
A deterioration of our relationship with any of our suppliers, or problems experienced by these suppliers, could lead to shortages in our production capacity for the development or biofacture of some or all of our products. Therefore, we may not be able to cost-effectively develop new products or fulfil the demand of existing customers or supply new customers. In addition, as we grow, our existing suppliers may not be able to meet our increasing demand, and we may need to find additional suppliers. In some cases, we are purchasing the consumables, materials or services where the use, for our purposes, is not a commodity and obtaining such materials and services requires lead time. We may not be able to secure suppliers who provide materials at, or services to, the specification, quantity and quality levels that we demand (or at all) or be able to negotiate acceptable fees and terms of services with any such suppliers. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability, security and labor and other ethical practices. Even if we are able to expand existing sources, we may encounter delays in product development, production and added costs as a result of the time it takes to train new suppliers in our methods, products and quality control standards. If any of the above events occur, our operations and results of operations may be adversely affected.
We cannot assure you that any instability or other issues relating to the manufacture of any of our products or pipeline products will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. For example, the COVID-19 pandemic has caused substantial disruption in global supply chains. We have experienced shortages in some of our key supplies, including materials required in our labs. Any future impact of the COVID-19 pandemic on our ability to procure sufficient supplies for the development of our pipeline products will depend on the duration of the pandemic and the mitigation actions undertaken to contain COVID-19 or treat its effects.
For the year ended December 31, 2019, our cost of disposable lab equipment, raw materials and synthetic biology materials and services accounted for a significant portion of our total cost of revenue. In the event of significant price increases by suppliers, we may have to pass the increased costs to our customers. However, we may not be able to raise the prices of our products sufficiently to cover increased costs resulting from increases in the cost of our materials and services, overcome the interruption of a sufficient supply of materials or services for our pipeline products or products, or adequately reduce supplier costs to increase profitability. As a result, materials and services costs, including any price increase for our materials and services may negatively impact our business, financial condition and results of operations.
We depend on a limited number of suppliers for critical components of development and manufacturing of our pipeline products. The loss of any one or more of these suppliers or their failure to supply us with the necessary components on a timely basis, could cause delays in our production capacity and adversely affect our business.
We depend on a limited number of suppliers for critical components, including lab consumables, for the development and manufacturing of our pipeline products. The pandemic has caused substantial disruption in global supply chains. We have experienced shortages in some of our key supplies, including lab consumables. We do not currently have the infrastructure or capability internally to manufacture these components. Although we have a reserve of supplies and although alternative suppliers exist for some of these critical components, our existing manufacturing process has been designed based on the functions, limitations, features and specifications of the components that we currently utilize. While we work with a variety of domestic and international suppliers, our suppliers may not be obligated to supply product or our arrangements may be terminated with relative short notice periods. Our supply of these components could be limited, interrupted, or of unsatisfactory quality or cease to be available at acceptable prices. Additionally, we do not have any control over the process or timing of the acquisition or manufacture of materials by our manufacturers and cannot ensure that they will deliver to us the components we order on time, or at all.
The loss of these components provided by these suppliers could require us to change the design of our development and manufacturing processes based on the functions, limitations, features and specifications of the replacement components or seek out a new supplier to provide these components, or seek out a new supplier to provide these components.
However, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Further, we may be unable to obtain critical components on commercially reasonable terms, which could have a material adverse impact on our business, financial condition and results of operations.
In addition, some disposable lab equipment, synthetic biology materials and other supplies and materials that we purchase are purchased from single-source or preferred suppliers, which limits our negotiating leverage and our ability to rely on additional or alternative suppliers for these products. Our dependence on these single-source and preferred suppliers exposes us to certain risks, including the following:
•	our suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms;
•	we may be unable to locate a suitable replacement on acceptable terms or on a timely basis, if at all;
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if there is a disruption to our single-source or preferred suppliers’ operations, and if we are unable to enter into arrangements with alternative suppliers, we will have no other means of completing our manufacturing process until they restore the affected facilities or we or they procure alternative manufacturing facilities or sources of supply;

•	delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future projects; and
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our ability to progress the development and production of our pipeline products could be materially and adversely impacted if the single-source or preferred suppliers upon which we rely were to experience a significant business challenge, disruption or failure due to issues such as financial difficulties or bankruptcy, issues relating to other customers such as regulatory or quality compliance issues, or other financial, legal, regulatory or reputational issues.

Moreover, to meet anticipated market demand, our single-source and preferred suppliers may need to increase manufacturing capacity, which could involve significant challenges. This may require us and our suppliers to invest substantial additional funds and hire and retain the technical personnel who have the necessary experience. Neither we nor our suppliers may successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all.
Growth and a change to our business focus may place significant demands on our management and our infrastructure.
We have experienced an expansion of our business and a change in focus as we continue to make efforts to develop and commercialize our products. While substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements, we launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. Our growth and diversified operations have placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Managing our growth and change in business focus will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows and changes, our business, financial condition and results of operations would be adversely impacted.
Loss of key personnel and/or failure to attract, train and retain additional key personnel could delay our product development programs and harm our R&D efforts and our ability to meet our business objectives.
Our business involves complex, global operations across a variety of markets and requires a management team and employee workforce that is knowledgeable in the many areas in which we operate. Our future success depends upon our ability to attract, train, retain and motivate highly qualified management, scientific, engineering, information technology, and sales personnel, among others. In addition, the market for qualified personnel is very competitive because of the limited number of people available who have the necessary technical skills and understanding of our technology and products and the nature of our industry which requires certain of our technical personnel to be on-site in our facilities. We compete for qualified scientific and information technology personnel with other life sciences and information technology companies as well as academic institutions and research institutions in the markets in which we operate, including the San Francisco Bay Area, California and Boston, Massachusetts. In addition, we are expanding our international operations and will increasingly need to recruit qualified personnel outside the United States. However, doing so may also require us to comply with laws to which we are not currently subject, which could cause us to allocate or divert capital, personnel and other resources from our organization, which could adversely affect our business, financial condition, results of operations, prospects and reputation. Establishing international operations and recruiting personnel has and may continue to be impacted by COVID-19 travel and operational restrictions. Our senior management team is critical to our vision, strategic direction, product development and commercialization efforts. Our employees, including members of our management team, could leave our company with little or no prior notice and would be free to work for a competitor.

We also do not maintain “key man” life insurance on any of our employees. The departure of one or more of our senior management team members or other key employees could be disruptive to our business until we are able to hire qualified successors.
Our continued growth and ability to successfully transition from a company primarily focused on development to commercialization depends, in part, on recruiting and retaining highly-trained personnel across our various target industries and markets with the necessary scientific background and ability to understand our systems at a technical level to effectively identify and sell to potential new customers. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our failure to successfully hire and integrate these key personnel into our business could adversely affect our business. To attract top talent, we believe we will need to offer competitive compensation and benefits packages, including equity incentive programs, which may require significant investment. If we are unable to offer competitive compensation this may make it more difficult for us to attract and retain key employees. Moreover, if the perceived value of our equity awards declines, it may adversely affect our ability to attract and retain key employees. If we do not maintain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that adversely affect our ability to support our internal R&D programs and operations.
In addition, some of our scientific personnel are qualified foreign nationals whose ability to live and work in the United States is contingent upon the continued availability of appropriate visas. Due to the competition for qualified personnel in the key markets in which we operate, we expect to continue to utilize foreign nationals to fill part of our recruiting needs. As a result, changes to United States immigration policies have and could further restrain the flow of technical and professional talent into the United States and adversely affect our ability to hire qualified personnel.
We are subject to risks related to our reliance on collaboration arrangements to fund development and commercialization of many of our pipeline products, and our financial results may be adversely impacted if such collaborations do not lead to the commercialization of products.
Substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements. Over the next few years, as we seek to grow our product sales and commercialize additional products, we expect revenue from R&D and collaboration arrangements to represent a smaller component of our total revenue. However, in the near term, we expect to continue generating revenue from R&D service agreements and collaborations and may in fact pursue additional arrangements with new or existing partners as we seek to enter new industry verticals. For example, we have entered into a collaboration agreement with Sumitomo Chemical which has led to launch of Hyaline. Collaborations with strategic partners are necessary to successfully commercialize our existing and future products. The terms of our collaboration agreements typically include one or more of the following: joint ownership of the new intellectual property, assignment of the new intellectual property to either us or the collaborator, either exclusive or non-exclusive licenses to the new intellectual property to us or the collaborator and other restrictions on our sole use of developments, such as non-competes and rights of first refusal. Our collaboration agreements also typically include one or more of the following: payments for the R&D services to be performed, milestone payments to be received upon the achievement of the milestone events defined in the agreements, revenue-sharing and royalty payments upon the commercialization of the molecules in which we share in the customer’s profits. See “Business—Intellectual Property—Collaborative Research and Development.”
These exclusivity, revenue-sharing and other similar terms limit our ability to commercialize our products and technology and may impact the size of our business or our profitability in ways that we do not currently envision. The competition for collaborators is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration. Any such collaboration may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention to manage a collaboration, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business.

Many factors may impact the success of such collaborations, including our ability to perform our obligations, our collaborators’ satisfaction with our products and services, our collaborators’ participation and interest in supporting commercialization of products, and exposure to the risks of our collaborators. Like us, many of our collaborators are exposed to a number of risks, any of which could impact their ability to fulfil their obligations under our collaboration agreements, which in turn would adversely impact our ability to derive the anticipated benefits from these collaboration agreements. In addition, most of these agreements do not affirmatively obligate the other party to purchase specific quantities of any products or require funding all R&D costs necessary to bring products to market. We may encounter numerous uncertainties and difficulties in developing, manufacturing and commercializing any new products subject to these collaboration arrangements that may delay or prevent us from realizing their expected benefits or enhancing our business, including uncertainties on the feasibility of taking new molecules to commercial-scale. Further, we have in the past and may in the future have disputes with our collaborators, which may harm these relationships or require us to settle the disputes on unfavorable terms. It is possible that these agreements could result in restrictions on our ability to use molecules which have been discovered through the collaborations, which could restrict our ability to commercialize certain products in the future. For example, Hyaline and other film-related pipeline products were developed through our collaboration with Sumitomo Chemical. In that agreement, we agreed to exclusive cooperation activities with Sumitomo Chemical within the defined field, as well as a right of first offer for Sumitomo Chemical to use Sumitomo Chemical technology or items developed for Sumitomo Chemical outside of the defined field. However, Sumitomo Chemical is not obligated to commercialize or support commercialization of any products developed through our collaboration. For additional information on our agreement with Sumitomo Chemical, please see “Collaborative Research and Development.” Sumitomo Chemical's continued interest and support in developing pipeline products, scaling up manufacturing for existing and new pipeline products, evaluating the market opportunity, providing potential sales channels or access to customers, and conducting sales and marketing activities will have an effect on the commercialization of jointly developed film and our ability to access this market.
Any failure or difficulties in maintaining existing collaboration arrangements, establishing new collaboration arrangements, or building up or retooling our operations to meet the demands of our collaboration partners could have a significant negative impact on our business, including our ability to commercialize or achieve commercial viability for our products, lead to the inability to meet our contractual obligations, and could cause us to allocate or divert capital, personnel and other resources from our organization which could adversely affect our business, financial condition, results of operations, prospects and reputation.
We expect to face competition for our products from established enterprises and new companies, particularly in China, and if we cannot compete effectively against these companies, products or prices, we may not be successful in bringing our products to market.
We expect that our products will compete with both the traditional products that are currently being used in our target markets and with the alternatives to these existing products that established enterprises and new companies are seeking to produce. For example, we expect that our insect repellent will compete against DEET-based products as well as new insect repellents. In the markets that we are entering, and in other markets that we may seek to enter in the future, we will compete primarily with the established providers of components currently used in products or finished products in these markets. Producers of these incumbent products include global agricultural companies, large international chemical and materials companies, international personal care companies and companies specializing in specific products.
Some of our current competitors are large publicly-traded companies, or are divisions of or established contractors to large publicly-traded companies, and may enjoy a number of competitive advantages over us, including:
•	greater name and brand recognition;
•	greater financial and human resources;
•	larger R&D departments;
•	broader product lines;
•	larger sales forces and more established distributor networks;
•	substantial intellectual property portfolios;
•	larger and more established customer bases and relationships;
•	the leverage to enter into contracts on more favorable terms; and

•	better established, larger scale and lower cost manufacturing capabilities.
With the emergence of many new companies seeking to produce products from renewable sources, we may face competition from such companies in bringing new products to market. Some of these companies may develop products that are disruptive to ours or may be able to establish production capacity and commercial partnerships to compete with us.
There are risks that the Chinese government may, among other things, provide government funding or support to Chinese companies to produce new technology, require the use of local suppliers in place of non-Chinese suppliers like us, compel companies that do business in China to partner with local companies to conduct business, provide incentives to government-backed local customers to buy from local suppliers, thereby creating a significant competitive advantage for Chinese companies and creating obstacles for us. Any such actions taken by China (or similar actions taken by other foreign governments) could significantly harm our competitive position and adversely affect our business and results of operations.
We cannot assure investors that our products will compete favorably or that we will be successful in the face of increasing competition from products and technologies introduced by our existing or future competitors, companies entering our markets or developed by our customers internally. In addition, we cannot assure investors that our competitors do not have or will not develop products or technologies that currently or in the future will enable them to produce competitive products with greater capabilities or at lower costs than ours or that are able to run comparable experiments at a lower total experiment cost. Any failure to compete effectively could materially and adversely affect our business, financial condition and results of operations.
International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.
We currently operate our business through various international subsidiaries. Further, because we and our collaborators currently conduct business and market our products outside of the United States and may market future products outside of the United States, if cleared, authorized or approved, our business is subject to risks associated with doing business outside of the United States, including an increase in our expenses and diversion of our management’s attention from the development of future products. Accordingly, we are subject to a variety of risks inherent in doing business internationally, and our exposure to these risks will increase as we continue to expand our operations, user base and advertiser base globally. These risks include:
•	political, social and economic instability;
•	fluctuations in currency exchange rates;
•	higher levels of credit risk, corruption and payment fraud;
•	enhanced difficulties of integrating any foreign acquisitions;
•	regulations that might add difficulties in repatriating cash earned outside the United States and otherwise prevent us from freely moving cash;
•	import and export controls and restrictions and changes in trade regulations;
•	compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions;
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multiple, conflicting and changing laws and regulations such as privacy, security and data use regulations, tax laws, trade regulations, economic sanctions and embargoes, employment laws, anticorruption laws, regulatory requirements, reimbursement or payor regimes and other governmental approvals, permits and licenses;

•	failure by us, our collaborators or our distributors to obtain regulatory clearance, authorization or approval for the use of our products in various countries;
•	additional potentially relevant third-party patent rights;
•	complexities and difficulties in obtaining intellectual property protection and enforcing our intellectual property;
•	difficulties in staffing and managing foreign operations;

•	logistics and regulations associated with shipping samples and customer orders, including infrastructure conditions and transportation delays;
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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises, on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, and outbreak of disease;
•	breakdowns in infrastructure, utilities and other services;
•	boycotts, curtailment of trade and other business restrictions; and
•	the other risks and uncertainties described in this prospectus.
Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.
Changes in government regulations and trade policies may materially and adversely affect our sales and results of operations.
The markets where we sell our products are heavily influenced by foreign, federal, state and local government regulations and policies. The U.S. or foreign governments may take administrative, legislative, or regulatory action that could materially interfere with our ability to sell products in certain countries and/or to certain customers, particularly in China. The uncertainty regarding future standards and policies may also affect our ability to develop our products or to license our technologies to third parties and to sell products to our end customers, which could have a material adverse effect on our business, financial condition and results of operations.
An escalation of recent trade tensions between the U.S. and China has resulted in trade restrictions that could harm our ability to participate in Chinese markets and numerous additional such restrictions have been threatened by both countries. The U.S. government, for example, has recently implemented stringent export license requirements on U.S.-origin and certain foreign-origin items going to or being used by certain Chinese technology companies. The United States and China have imposed a number of tariffs and other restrictions on items imported or exported between the United States and China. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The institution of trade tariffs both globally and between the United States and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions for our business. Our products are and may continue to be subject to export license requirements or restrictions, particularly in respect of China.
In addition, changes in U.S. trade policy more generally could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to do business in or with affected countries or prohibit, reduce or discourage purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased costs of manufacturing our products and higher prices for our products in foreign markets. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products, cause our sales to decline and adversely impact our ability to compete, which could materially and adversely impact our business, financial condition and results of operations.
In addition, the Chinese economic, legal and political landscape differs from other countries in many respects, including the level of government involvement and regulation, control of foreign exchange and allocation of resources and uncertainty regarding the enforceability and scope of protection for intellectual property rights. The laws, regulations and legal requirements in China are also subject to frequent changes and the exact obligations under and enforcement of laws and regulations are often subject to unpublished internal government interpretations and policies which makes it challenging to ascertain compliance with such laws.
We use biological and hazardous materials that require considerable expertise and expense for handling, storage and disposal and may result in claims against us.
We work with chemical and biological materials that could be hazardous to human health and safety or the environment. Our operations also produce hazardous and biological waste products, and we largely contract with third parties for the disposal of these products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties.
In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes, which could cause an interruption of our commercialization efforts, R&D programs and business operations, as well as environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations, as well as potential reputational damage. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. While we do carry a pollution legal liability policy, this policy may not fully cover costs arising from contamination from hazardous and biological products and the resulting cleanup, or claims arising from the handling, storage or disposal of hazardous materials. Accordingly, in the event of contamination or injury, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected.
Our revenue, results of operations, cash flows and reputation in the marketplace may suffer upon the loss of a significant customer.
Substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements. We have derived, and may continue to derive, a significant portion of our revenue from a limited number of large customers. In 2019, we had three customers that each represented more than 10% of our total revenue, including two customers that each represented over 20% of our total revenue. In 2020, we had three customers that each represented more than 10% of our total revenue, including one customer that represented over 35% of our total revenue. Due to the significant time required to develop and commercialize new pipeline products, or to acquire new customers, the loss of any one or more of these customers, or the loss of any other significant customer or a significant reduction in the amount of product ordered by a significant customer would adversely affect our revenue, results of operations, cash flows and reputation in the marketplace.
In addition, we generally do not have long-term contracts with our customers requiring them to purchase any specified quantities from us and without such contracts our customers are not obligated to order or reorder our products. As a result, we cannot accurately predict our customers’ decisions to reduce or cease purchasing our products. Even where we enter into contracts with our customers, there is no guarantee that such agreements will be negotiated on terms that are commercially favorable to us in the long-term. Our customers may buy less of our products depending on their own technological developments, end-user demand for our products and internal budget cycles. In addition, existing customers may choose to produce some or all of the products they purchase from us internally by using or developing manufacturing capabilities organically or by using capabilities from acquisitions of assets or entities from third parties with such capabilities. Therefore, if our customers were to substantially reduce their transaction volume or cease ordering products from us, this could materially and adversely affect our financial performance.
Our pipeline products may cause undesirable side effects or environmental effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.
Undesirable side effects from our future consumer care or other pipeline products could arise either during development or after product has been marketed. Similarly, undesired environmental effects from agricultural or other pipeline products could arise after a pipeline product is commercialized. The results of future safety or environmental studies may show that our pipeline products cause undesirable side effects or environmental harm, which could interrupt, delay or halt the development and commercialization of our products, resulting in delay of, or failure to obtain, marketing approval from applicable regulatory authorities.
If any of our pipeline products cause undesirable side effects or environmental effects or suffer from quality control issues:
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regulatory authorities may impose a hold or risk evaluation and mitigation strategies which could result in substantial delays, significantly increase the cost of development and/or adversely impact our ability to continue development of the product;

•	regulatory authorities may require the addition of statements, specific warnings, or contraindications to the product label;

•	we may be required to conduct additional safety, or environmental studies;
•	we may be required to implement a risk minimization action plan, which could result in substantial cost increases and have a negative impact on our ability to commercialize the product;
•	we may be subject to limitations on how we promote the product;
•	we may, voluntarily or involuntarily, initiate product recalls;
•	sales of the product and interest in collaborations may decrease significantly;
•	regulatory authorities may require us to take our product off the market;
•	we may be subject to litigation or product liability claims; and
•	our reputation may suffer.
Any of these events could prevent us from achieving or maintaining market acceptance of the affected pipeline products, cause injury to our reputation, or substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.
Our products, or the end products of which they are components, could have defects or errors, which may give rise to claims against us or delays in production and adversely affect our business, financial condition and results of operations.
Some applications of our technology or products are components of end products and therefore our success is tied to the success of such end products. We cannot assure you that material performance problems, defects, errors or delays will not arise in our products or the end products in which they are components, and as we commercialize our products, these risks may increase. We expect to provide warranties that our products will meet performance expectations and will be free from defects. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins.
In manufacturing our products, we depend upon third parties for the supply of our instruments and various components, many of which require a significant degree of technical expertise to produce. If our suppliers fail to produce our product components to specification or provide defective products to us and our quality control tests and procedures fail to detect such errors or defects, or if we or our suppliers use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.
If our products or the end products of which they are components, contain defects or are delayed, we may experience:
•	a failure to achieve market acceptance for our products or expansion of our products sales;
•	the development of new technology rendering our products, or the end products of which they are components, obsolete;
•	loss of customer orders and delay in order fulfilment;
•	damage to our brand reputation;
•	increased warranty and customer service and support costs due to product repair or replacement;
•	product recalls or replacements;
•	inability to attract new customers and collaboration opportunities;
•	diversion of resources from our manufacturing and R&D departments into our service department; and
•	legal and regulatory claims against us, including product liability claims, which could be costly, time consuming to defend, result in substantial damages and result in reputational damage.
We may become subject to lawsuits or indemnity claims in the ordinary course of business, which could materially and adversely affect our business and results of operations.
From time to time, we may in the ordinary course of business be named as a defendant in lawsuits, indemnity claims and other legal proceedings. These actions may seek, among other things, compensation for alleged product liability, personal injury, employment discrimination, breach of contract, property damage and other losses or injunctive or declaratory relief. See the risk factors titled “—Theft, loss, or misuse of personal data about our employees, customers, or other third parties could increase our expenses, damage our reputation, or result in legal or regulatory proceedings,” and “—Our use of open source software could compromise our ability to use our biofacturing platform and subject us to possible litigation” for a discussion of intellectual property infringement lawsuits.
The marketing, sale and use of our products and services could lead to the filing of product liability claims were someone to allege that our products or services failed to perform as designed or intended or caused injury or other harms. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend.
Regardless of merit or eventual outcome, product liability claims may result in:
•	decreased demand for any products that we have developed or may develop;
•	loss of revenue;
•	substantial monetary payments;
•	significant time and costs to defend related litigation;
•	the inability to commercialize any products that we have developed or may develop; and
•	injury to our reputation and significant negative media attention.
In the event that such actions, claims or proceedings are ultimately resolved unfavorably to us at amounts exceeding our accrued liability, or at material amounts, the outcome could materially and adversely affect our business and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position. We maintain product liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause current collaborators to terminate existing agreements or potential collaborators to seek other companies, any of which could impact our business and results of operations.
We may face risks relating to the use of our genetically modified organisms and microorganisms and if we are not able to secure regulatory approval or if we face material ethical, legal and social concerns about use of our GMO or GMM technology, our business could be adversely affected.
Our technologies and products involve the use of genetically modified organisms (“GMOs”) and genetically modified microorganisms (“GMMs”). The use of GMOs and GMMs is subject to laws and regulations in many countries, some of which are new and some of which are still evolving. In the United States, the Food and Drug Administration (FDA), the Environmental Protection Agency (EPA) and the U.S. Department of Agriculture (USDA) are the primary agencies that regulate the use of GMOs, GMMs, as well as potential products or substances derived from GMOs or GMMs. If regulatory approval of the GMOs, GMMs, or resulting products or substances is not secured, our business operations, financial condition and our ability to grow as a business could be adversely affected. We expect to encounter GMO and GMM regulations in most if not all of the countries in which we may seek to establish production capabilities or sell our products and the scope and nature of these regulations will likely be different from country to country. Governmental authorities could, for safety, social or other purposes, impose limits on, or implement regulation of, the use of GMOs or GMMs. If we cannot meet the applicable requirements in other countries in which we intend to produce or sell our products, or if it takes longer than anticipated to obtain such approvals, our business could be adversely affected.
In addition, public attitudes about the safety and environmental hazards of and ethical concerns over, genetic research, GMOs and GMMs could influence public acceptance of our technology and products. These concerns could result in increased expenses, regulatory scrutiny, delays or other impediments to our programs. The use of GMOs and GMMs has in the past received negative publicity, which could lead to greater regulation or restrictions on imports of our products. Such concerns or governmental restrictions could limit the use of GMOs or GMMs in our products, which could have a material adverse effect on our business, financial condition and results of operations.

We may engage in strategic transactions, including acquisitions, that could disrupt our business, cause dilution to our stockholders, reduce our financial resources, or prove not to be successful.
From time to time, we have entered, and may in the future enter, into transactions to acquire other businesses, products or technologies, and our ability to do so successfully cannot be ensured. In December 2017, we acquired Radiant Genomics, Inc. which allowed us to add desired technology and talent related to metagenomics and associated building of metagenomic libraries. In March 2020, we acquired EnEvolv, Inc., which allowed us to acquire desired technology and talent related to the development and use of biosensors in development of pipeline products. We are actively considering the acquisition of several businesses to support our strategy, although we do not currently have any commitments for such acquisitions. One or more of these acquisitions could include the payment of the purchase price in whole or in part using our Common Stock, which would have a dilutive impact on existing holders. Even if we identify suitable opportunities, we may not be able to make such acquisitions on favorable terms or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by any indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. In addition, we may not be able to fully recover the costs of such acquisitions or be successful in leveraging any such strategic transactions into increased business, revenue or profitability. We also cannot predict the number, timing or size of any future acquisitions or the effect that any such transactions might have on our operating results.
Accordingly, although there can be no assurance that we will undertake or successfully complete any acquisitions, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations and prospects. Conversely, any failure to pursue any acquisition or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our products.
The Perceptive Credit Agreement provides our secured lender with liens on substantially all of our assets, including our intellectual property, and contains financial covenants and other restrictions on our actions, which may cause significant risks to our stockholders and may impact our ability to pursue certain transactions and operate our business.
In December 2019, we entered into and in February 2021, we amended and restated a credit and guaranty agreement with Perceptive Credit Holdings II, LP and PCOF EQ AIV II, LP pursuant to which the secured lender agreed to provide us with a $100 million credit facility. As of December 31, 2020, our debt under this credit facility totaled $85 million in principal amount outstanding. During the course of 2020, we sought and obtained various default waivers and amendments under this agreement due to our inability to comply with certain of our covenants relating to the treatment of our acquisition of EnEvolv as a permitted transaction under the terms of the Perceptive Credit Agreement, the achievement of quarterly revenue milestones, the timing for consummation of specified debt or equity transactions and the timing for delivery of audited financials for the year ending December 31, 2019. As a result of the amendments to the Perceptive Credit Agreement, we are currently in compliance with all covenants under the agreement, and following the completion of this offering, we do not expect to seek additional waivers or amendments. See Note 8 to our consolidated financial statements for more information on these default waivers. We may be required to generate cash from operations or raise additional working capital through future financings to enable us to repay this indebtedness as it becomes due. There can be no assurance that we will be able to do so. If we do not generate additional cash or working capital, we may be required to delay, limit, reduce or terminate our product development or operations or grant to others rights to develop and market products that we would otherwise prefer to develop and market ourselves, to enable us to repay this indebtedness as it becomes due.
In addition, in association with the secured debt, we have granted liens on substantially all of our assets, including our intellectual property, as collateral, and have agreed to significant covenants, including covenants that require us to achieve quarterly revenue milestones and covenants that materially limit our ability to take certain actions, including our ability to pay dividends, make certain investments and other payments, incur additional indebtedness, undertake certain mergers and consolidations, encumber and dispose of assets and customary events of default, including failure to pay amounts due, breaches of covenants and warranties, material adverse effect events, certain cross defaults and judgements and insolvency. For example, the Perceptive Credit Agreement contains restrictions on our ability to purchase or dispose of assets and has other affirmative and negative covenants that impact how we run our business. A failure to comply with the covenants and other provisions of the Perceptive Credit Agreement, including any failure to make a payment when required, to meet our revenue targets or cure any deficiency in our revenue targets within 30 days of the end of a fiscal quarter, would generally result in events of default under such instruments. Although we have obtained waivers from the lender of certain defaults in 2020, there can be no assurance that the lender would be willing to grant such waivers in the future. The Perceptive Credit Agreement also provides that a material adverse change constitutes an event of default. The lender has not invoked the material adverse change clause to date. The occurrence of any default will cause the interest rate to increase during the period of such default, which could permit acceleration of such indebtedness and could result in a material adverse effect on us. If such indebtedness is accelerated, it would generally also constitute an event of default under our other outstanding indebtedness, permitting acceleration of a substantial portion of our indebtedness. Any required repayment of our indebtedness as a result of acceleration or otherwise would lower our current cash on hand such that we would not have those funds available for use in our business or for payment of other outstanding indebtedness.
If we are at any time unable to generate sufficient cash flow from operations to service our indebtedness when payment is due, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness, or obtain additional financing. There can be no assurance that we would be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us, if at all. Any debt financing that is available could cause us to incur substantial costs and subject us to covenants that significantly restrict our ability to conduct our business. If we seek to complete additional equity financings, the interests of existing equity holders may be diluted.
If we are unable to make payment on our secured debt instruments when due, our secured lender may foreclose on and sell the assets securing such indebtedness, which includes substantially all of our property, to satisfy our payment obligations, which could prevent us from accessing those assets for our business and conducting our business as planned. Our business, financial condition, prospects and results of operations could be materially adversely affected as a result of any of these events.
Our headquarters and other facilities are located in active earthquake and tsunami or in active hurricane or wildfire zones, and an earthquake, tsunami, hurricane, wildfire or other type of natural disaster affecting us or our suppliers could cause resource shortages, disrupt our business and harm our results of operations.
We conduct our primary R&D operations in the San Francisco Bay Area in an active earthquake and tsunami zone, and certain of our suppliers conduct their operations in the same region or in other locations that are susceptible to natural disasters. In addition, California and some of the locations where certain of our suppliers and manufacturers are located have experienced shortages of water, electric power and natural gas from time to time. The occurrence of a natural or other disaster, such as an earthquake, tsunami, hurricane, drought, flood, wildfire or any potential effects of climate change or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us or, our suppliers or manufacturers could cause a significant interruption in our business, damage or destroy our facilities, production equipment or inventory or those of our suppliers and cause us to incur significant costs or result in limitations on the availability of our raw materials, any of which could harm our business, financial condition and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.
We depend on sophisticated information technology and equipment systems, and any failure of these systems could harm our business.
We depend on various information technology and equipment systems, including services licensed, leased or purchased from third parties such as cloud computing infrastructure, operating systems and artificial intelligence platforms, for significant elements of our operations.
We use complex software processes to manage samples and evaluate sequencing result data. These software processes are subject to initial design challenges and may require ongoing modifications, each of which may result in unanticipated issues, leading to service disruptions or errors, resulting in liability.

We have installed and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. In addition to these business systems, we have installed and intend to extend, the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions and the network design of our technical systems. These information technology and telecommunications systems support a variety of functions, including data and cybersecurity, laboratory operations, quality control, R&D activities and general administrative activities. In addition, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors.
Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious acts and natural disasters. In addition to traditional computer “hackers”, malicious code (such as viruses and worms), employee theft or misuse, and denial-of-service attacks, sophisticated nation-state and nation-state supported actors also now engage in attacks (including advanced persistent threat intrusions), each of which could impair our ability to prevent the theft or misappropriation of our intellectual property, know-how or technologies. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we take to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of these systems or those used by our collaborators or subcontractors could prevent us from conducting our operations. Any disruption or loss of information technology or telecommunications software and systems on which critical aspects of our operations depend could have an adverse effect on our business, our reputation, and we may be unable to regain or repair our reputation in the future.
Our use of open source software could compromise our ability to use our biofacturing platform and subject us to possible litigation.
We use open source software in connection with our biofacturing platform. Use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, updates, warranties, or other contractual protections regarding infringement claims or the quality of the code, and the wide availability of source code to components used in our products could expose us to security vulnerabilities. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or commercialize our products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technologies that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations and prospects.
Our consolidated financial statements contain a going concern qualification.
The audit report with respect to our audited financial statements for the year ended December 31, 2020 includes an explanatory paragraph stating that there are material uncertainties which caused substantial doubt about our ability to continue as a going concern, in the absence of additional financing and cost reduction or cost management measures. We are subject to various covenants related to the Perceptive Credit Agreement and given the substantial doubt about our ability to continue as a going concern there is a risk that we may not meet our covenants in the future. See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for additional information. In the future, we will need to raise adequate capital to pursue our growth strategy and support continuing operations. Although we expect the proceeds we receive as part of our initial public offering to be sufficient for us to continue as a going concern, if they are not sufficient, we may need to raise additional cash through debt, equity or other forms of financing to fund future operations, which may not be available on acceptable terms, or at all. If sufficient funds on acceptable terms are not available when needed, we will be required to significantly reduce our operating expenses. Further, if we cannot continue as a going concern, we may be forced to discontinue operations and liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, which would cause our shareholders to lose some or all of their investment.
Risks Related to Our Intellectual Property
Our proprietary rights may not adequately protect our technologies and pipeline products.
Our commercial success will depend substantially on our ability to obtain patents and maintain adequate legal protection for the intellectual property we may own solely or jointly with, or license from, third parties, including our technologies and pipeline products in the United States and other countries. Our ability to protect our proprietary rights from unauthorized use by third parties relies on our ability to obtain and maintain valid and enforceable patents covering our proprietary technologies and future products and to maintain the confidentiality of information and technology that we maintain as either confidential or as trade secrets.
We apply for patents covering both our technologies and pipeline products, as we deem appropriate. However, filing, prosecuting, maintaining and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less robust than those in the United States. We may also fail to apply for patents on important technologies or pipeline products in a timely fashion, or at all. Our existing and future patents may not be sufficiently broad to prevent others from practicing our technologies or from designing products around our patents or otherwise developing competing products or technologies. In addition, the breadth of protections offered by patents is highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Additional uncertainty may result from legal decisions by the United States Federal Circuit and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws or from legislation enacted by the U.S. Congress. For instance, the availability of patent protection with respect to software and claims reciting abstract ideas, laws of nature, natural phenomena and/or natural products, regardless of whether the claimed subject matter is otherwise novel and inventive, is uncertain and subject to change. The patent situation outside of the United States is also changing and difficult to predict. As a result, the validity and enforceability of patents cannot be predicted with certainty.
We do not know whether any of our pending patent applications or any pending patent applications that we license from others will result in the issuance of any patents. Even if patents are issued, they may not be sufficient to protect our technology or pipeline products. The patents we own or take licenses to and those that may be issued in the future may be challenged, invalidated, rendered unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Moreover, third parties could practice our inventions in territories where we do not have patent protection or in territories where they could obtain a compulsory license to our technology even when patented. Such third parties may then try to import products made using our inventions into the United States or other territories. Accordingly, we cannot ensure that any of our pending patent applications will result in issued patents, or even if issued, that we will be able to predict the breadth, validity and enforceability of the claims upheld in those patents.
If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of our confidential information or trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could harm our business, financial condition, results of operations and prospects.
If competitors are able to copy and use our technology, our ability to compete effectively could be harmed. Others may independently develop and obtain patents for technologies that are similar to, or superior to, our technologies. If that happens, their owners may demand that we take a license, or refuse to grant us a license on reasonable terms or an exclusive license, if at all, which could cause harm to our business.

We have pursued in the past and may pursue additional U.S. Government contracting and subcontracting opportunities in the future, and as a U.S. Government contractor and subcontractor, we would be subject to a number of procurement rules and regulations.
We have entered into agreements with governmental entities and contractors in the past to serve as a U.S. Government contractor or subcontractor and may do so again in the future. U.S. Government procurement contractors and subcontractors must comply with specific procurement regulations and other requirements. These requirements, although customary in U.S. Government contracts, could impact our performance and compliance costs, including by limiting or delaying our ability to share information with business partners, customers and investors. The U.S. Government has in the past and may in the future demand contract terms that are less favorable than standard arrangements with private sector customers and may have statutory, contractual, or other legal rights to terminate contracts with us for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition and results of operations. In addition, changes in U.S. Government budgetary priorities could lead to changes in the procurement environment, affecting availability of U.S. Government contracting, subcontracting or funding opportunities, which could lead to modification, reduction or termination of our U.S. Government contracts or subcontracts. If and to the extent such changes occur, they could impact our results and potential growth opportunities.
In addition, failure by us, our employees, representatives, contractors, channel partners, agents, intermediaries or other third parties to comply with these regulations and requirements could result in reductions of the value of contracts, contract modifications or termination, claims for damages, refund obligations, the assessment of civil or criminal penalties and fines, loss of exclusive rights in our intellectual property and temporary suspension or permanent debarment from government contracting, all of which could negatively impact our results of operations and financial condition. See the risk factor titled “—We do not have exclusive rights to intellectual property we develop under U.S. federally funded research grants and contracts, including with DARPA, and we could ultimately share or lose the rights we do have under certain circumstances.” Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could result in reduced sales of our products, reputational damage, penalties and other sanctions, any of which could harm our business, reputation and results of operations.
We rely in part on trade secrets to protect our products and technology, and our failure to obtain or maintain trade secret protection, or a competitor independently developing technology we protect through trade secrets, could adversely affect our competitive business position.
Others may attempt to copy or otherwise improperly obtain and use our products or technology and trade secrets. We seek to preserve the integrity and confidentiality of our confidential proprietary information and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. Monitoring unauthorized access and use is difficult, and we cannot be certain that the steps we have taken will prevent that, particularly in certain foreign countries where the local laws may not protect our proprietary rights as fully as in the United States. Moreover, in some cases our ability to determine if our intellectual property is being unlawfully used by a competitor may be limited.
We rely heavily on confidentiality agreements and confidentiality terms in our other agreements to protect unpatented trade secrets, know-how and confidential technology including parts of our biofacturing platform, molecule identity and production organisms, which help us maintain our competitive position. This is particularly relevant where patent protection may not be available, for example, aspects of our biofacturing platform that are naturally occurring. We regularly enter into agreements to maintain and protect our intellectual property and proprietary technology, including confidentiality agreements, non-disclosure agreements with our employees, consultants, academic institutions, corporate partners and when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market.

Trade secrets and know-how can be difficult to maintain and protect. Monitoring unauthorized disclosure is difficult, and despite the steps we have taken and the employee education we also conduct, we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had improperly obtained and was using our trade secrets, the lawsuit would be expensive and time-consuming, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.
We face risks related to cybersecurity threats and incidents, as well as significant disruptions of our information technology systems or data security incidents that could result in significant financial, legal, regulatory, business and reputational harm.
We may face attempts by others to gain unauthorized access through the Internet or to introduce malicious software, to our IT systems. Additionally, individuals or organizations, including malicious hackers, state-sponsored organizations, insider threats including employees and third-party service providers or intruders into our physical facilities, may attempt to gain unauthorized access and try to steal our technology and data. We are also a potential target of malicious attackers who: attempt to gain access to our network or data centers or those of our customers or end users; steal proprietary information related to our business, products, employees and customers; interrupt our systems and services or those of our customers or others; or demand ransom to return control of such systems and services. Such attempts by malicious attackers in general are increasing in number and in technical sophistication, and if successful, expose us and the affected parties to risk of loss or misuse of proprietary or confidential information or disruptions of our business operations, including our technology operations. Furthermore, malicious online actors may employ false pretenses or technical measures in an attempt to induce our employees to use IT systems in a manner contrary to our benefit, such as, by authorizing payment of false bills or to run software that would encrypt our information in such a way that it cannot be used by us without paying ransom. While we have implemented security measures and employee training programs intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or further security incidents. We have also outsourced elements of our operations (including elements of our information technology infrastructure) to third parties, and as a result, we manage a number of third-party vendors who may or could have access to our computer networks or our confidential information. Many of those third parties in turn subcontract or outsource some of their responsibilities to third parties. These providers can experience breaches of their systems and products that impact the security of our systems and our proprietary or confidential information.
Our information systems may also experience interruptions, delays, or cessations of service or produce errors in connection with system integration, software upgrades, or system migration work that takes place from time to time. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the size, complexity, accessibility and distributed nature of our information technology systems, and the large amounts of sensitive information stored on those systems, make such systems potentially vulnerable to unintentional or malicious, internal and external attacks on our technology environment. While we have implemented security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or further security incidents.
Should we fail to maintain required security qualifications, we may face regulatory concerns or be in breach of contract, which may trigger regulatory action, litigation and/or damages, reputational harm, or loss of certain contracts. While we actively work to manage our information security compliance program, we cannot guarantee that we will always meet the certification standard going forward.
We may encounter intrusions or unauthorized access to our network, services or infrastructure. Any such incidents, whether or not successful, could result in our incurring significant costs related to, for example, rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties, as well as reputational harm. In addition, these threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. While we seek to detect and investigate all unauthorized attempts and attacks against our network, products and services and to prevent their recurrence where practicable through changes to our internal processes and tools and changes or updates to our products and services, we may not be successful in doing so and remain potentially vulnerable to additional known or unknown threats. In some instances, we, our customers and the users of our products and services can be unaware of an incident or its magnitude and effects.

While we maintain cyber liability insurance with coverage we believe adequate to cover our risk profile, we cannot guarantee that tail risks, should they occur, would not cause us to incur significant losses or liabilities resulting from data security incidents. Any litigation or regulatory review arising from these types of data security incidents could result in significant legal exposure to us. In addition, information technology system disruptions, whether from attacks on our technology environment or from computer viruses or malware, natural disasters, terrorism, war and telecommunication and electrical failures, could result in a material disruption of our facilities, R&D activities and general business operations. Any event that leads to unauthorized access to, use or disclosure of personal information could, among other consequences, disrupt our business, harm our reputation and/or compel us to comply with applicable federal and/or state breach notification laws and foreign law equivalents. In addition, failure to maintain effective internal accounting controls related to security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and subject us to regulatory scrutiny.
Theft, loss, or misuse of personal data about our employees, customers, or other third parties could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.
The theft, loss, or misuse of personal data collected, used, stored or transferred by us to run our business could result in significantly increased business and security costs or costs related to defending legal claims or implementing remedial or punitive measures. Global privacy legislation, enforcement and policy activity in this area are rapidly expanding and creating a complex regulatory compliance environment. Costs to comply with and implement these privacy-related and data protection measures could be significant and noncompliance could expose us to significant monetary penalties, damage to our reputation, suspension of online services or sites in certain countries, mandatory changes in business processes and even criminal sanctions. Even our inadvertent failure to comply with federal, state, or international privacy-related or data-protection laws and regulations could result in audits, regulatory inquiries or proceedings against us by governmental entities or other third parties.
Breaches of physical security systems and/or theft of physical materials could result in significant financial, legal, regulatory, business and reputational harm to us.
We seek to preserve the integrity and confidentiality of our and our partners’, suppliers’ and customers’ data, trade secrets, proprietary chemical and biological materials (e.g., genetically modified host microbes) by maintaining physical security of our premises, biological materials storage systems and information technology systems. While we have confidence in these physical security systems, they may in the future be breached. In addition, we use third party vendors for certain services (e.g., DNA synthesis and sequencing or archiving of samples of engineered organisms) that require us to send or receive physical samples of materials that may constitute or contain proprietary or confidential information, and such third-party vendors may experience breaches. We also exchange physical samples of materials that may constitute or contain proprietary or confidential information with our customers and business partners. In many cases, these customers, partners, and third-party vendors are located internationally, sometimes in areas that are particularly susceptible to malicious physical security breaches.
Any breach of our own physical security, or that of a third party supplier, customer, or business partner, could adversely affect our business operations and/or result in the loss, misappropriation and/or unauthorized access to, or use or disclosure of, confidential or proprietary information (including trade secrets), which could result in financial and reputational harm to us, significant legal exposure to us, and/or compel us to comply with applicable federal and/or state breach notification laws and foreign law equivalents.
See also the risk factor titled, “—We face risks related to cybersecurity threats and incidents, as well as significant disruptions of our information technology systems or data security incidents that could result in significant financial, legal, regulatory, business and reputational harm.”
We may need to commence or defend litigation to enforce our intellectual property rights, which would divert resources and management’s time and attention and the results of which would be uncertain.
Any litigation arising from our enforcement of claims that a third party is infringing, misappropriating or otherwise violating our proprietary rights without permission or defending claims by a third party that we are infringing, misappropriating or otherwise violating their proprietary rights without permission would be expensive, time consuming and uncertain. There can be no assurances that we would prevail in any suit brought by us or against us by third parties, or successfully settle or otherwise resolve those claims. Significant litigation would have substantial costs, even if the eventual outcome is favorable to us, and would divert management’s attention from our business objectives.

Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products or use our technologies, and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or using certain technologies. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all. In addition, we could encounter delays in product or service introductions while we attempt to develop alternative or redesign existing products or technologies to avoid or resolve these claims. Our loss in any lawsuit or failure to obtain a license, could prevent us from commercializing the products or using the technologies (or, in the case of a suit we make against a third party, our failure to prevent their commercialization of product or use of technologies we believe to be in violation of our intellectual property rights) and the prohibition of sale of any of our products or use of technologies (or our failure to prohibit a third party’s sales of competitive products or use of competing technologies) could materially affect our business, our ability to gain market acceptance for our products and our ability to use our technologies for the development of our pipeline products.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.
In addition, our agreements with some of our customers, suppliers or other entities with whom we do business require us to defend or indemnify these parties if they become involved in infringement claims that target our products, services or technologies, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties even if we are not obligated to do so if we determine it would be important to our business relationships to do so. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results or financial condition.
Furthermore, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States or apply differing rules concerning effective assignment of intellectual property rights. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. We may encounter similar difficulties, particularly as we expand to work with foreign employees and contractors and expand sales into foreign markets. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents by foreign holders and other intellectual property protection, particularly those relating to biotechnology and bioindustrial technologies. This could make it difficult for us to stop the infringement of our patents or misappropriation or other violation of our other intellectual property rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.
We do not have exclusive rights to intellectual property we develop under U.S. federally funded research grants and contracts, including with DARPA, and we could ultimately share or lose the rights we do have under certain circumstances.
Some of our intellectual property has been or may be developed during the course of research funded by the U.S. government, including under our agreements with DARPA. As a result, the U.S. government may have certain rights to intellectual property that we use in our current or future products pursuant to the Bayh-Dole Act of 1980, as amended (the “Bayh-Dole Act”). Under the Bayh-Dole Act, U.S. Government rights in certain “subject inventions” developed under a government-funded program include a nonexclusive, non-transferable and irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us, or an assignee or exclusive licensee to such inventions, to grant licenses to any of these inventions to the government or a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; (iii) government action is necessary to meet requirements for public use under federal regulations; or (iv) the right to use or sell such inventions is exclusively licensed to an entity within the United States and substantially manufactured outside the United States without the U.S. government’s prior approval. Additionally, we may be restricted from granting exclusive licenses for the right to use or sell our inventions created pursuant to such agreements unless the licensee agrees to comply with relevant Bayh-Dole Act restrictions (e.g., manufacturing substantially all of the invention in the United States)

and reporting requirements. The U.S. government also has the right to take title to these inventions if we fail to disclose the invention to the government or fail to file an application to register for a patent for the intellectual property within specified time limits. In addition, the U.S. government may acquire title in any country in which a patent application is not filed. Certain technology and inventions are also subject to transfer restrictions during the term of these agreements with the U.S. government and for a period thereafter. These restrictions may limit sales of products or components, transfers to foreign subsidiaries for the purpose of the relevant agreements and transfers to certain foreign third parties. If any of our intellectual property becomes subject to any of the rights or remedies available to the U.S. government or third parties pursuant to the Bayh-Dole Act, this could impair the value of our intellectual property and could adversely affect our business.
We use naturally occurring materials that are not patentable and changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or interpretation of patent laws in the United States, could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the maintenance, enforcement or defense of our owned and in-licensed issued patents. The Leahy-Smith Act also included changes that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the United States Patent and Trademark Office (“USPTO”) during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. As such, the Leahy-Smith Act and its continued implementation could continue to increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialization of software and biologics are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.
Patent terms may be inadequate to protect our competitive position on our products and technologies for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent and the protection it affords, is limited. Even if patents covering our products and technologies are obtained, once the patent life has expired, we may be open to competition from products leveraging the proprietary technologies described in our patents. Given the amount of time required for the development, testing and, in some cases, regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products, or using technologies, similar or identical to ours.
We may be subject to claims by third parties asserting that our employees, consultants, or contractors have wrongfully used or disclosed confidential information of third parties, or we have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.
Certain of our employees, consultants and contractors were previously employed at universities or other software or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require that our employees, consultants and contractors who may be involved in the development of intellectual property, execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to use or commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.
Our collection, use and disclosure of personal information, including health and employee information, is subject to U.S. state and federal privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.
The privacy and security of personal information stored, maintained, received or transmitted, including electronically, is a major issue in the United States and abroad. Numerous federal and state laws and regulations govern the collection, dissemination, use and confidentiality of personal information, including genetic, biometric and health information, including state privacy, data security and breach notification laws, federal and state consumer protection and employment laws, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and the Genetic Information Nondiscrimination Act of 2008. These laws and regulations are increasing in complexity and number, may change frequently and sometimes conflict. Penalties for violations of these laws vary, but can be severe.
While we strive to comply with all applicable privacy and security laws and regulations, including our own posted privacy policies, these laws and regulations continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the data-collection activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Concerns about our practices with regard to the collection, use, retention, disclosure or security of personal information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.
Data collection outside of the United States may be governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.
In the event we decide to conduct business or grow our business in certain territories outside the United States, we may be subject to additional privacy restrictions. For example, the EU General Data Protection Regulation (“GDPR”) regulates certain business activities involving the collection, use, storage, disclosure, transfer or other processing of personal data regarding individuals in the EEA. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data. If we expand our business activities involving the personal data of EEA residents, it may increase our cost of doing business or require us to change our business practices. Compliance with the GDPR and other similar laws and regulations will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our activities outside the United States, including in the EEA.
Risks Relating to Government Regulation and Tax Matters
We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our products or their components and even if approvals are obtained, complying on an on-going basis with numerous regulatory requirements will be time-consuming and costly.
The product development and manufacturing requirements of the EPA and FDA and other government bodies, and the criteria these authorities use to determine the safety and/or efficacy of pipeline products or its components, vary substantially according to the type, complexity, novelty, intended use and geographic market of said pipeline product or component. It is difficult to determine the time required or the financial costs to obtain regulatory approvals for our pipeline products or its components or how long it will take to commercialize our pipeline products, even if approved for marketing. In the United States, the EPA administers the Toxic Substances Control Act (“TSCA”), which regulates the commercial registration, distribution and use of many chemicals. Before an entity can manufacture or distribute a new chemical subject to TSCA, it must file a Pre-Manufacture Notice (“PMN”), to add the chemical to the TSCA Inventory. The EPA has 90 days to review the filing but may request additional data or time, which could significantly extend the timeline for approval. As a result, we may not receive EPA approval as expeditiously as we would like. Similar regulations exist in the European Union (“EU”), known as REACH, where regulatory authorization under this program may be delayed or require additional significant costs.
We expect to encounter regulations in most, if not all, of the countries in which we may seek to produce, import, or sell our products, and we cannot assure you that we will be able to obtain necessary approvals and third-party verifications in a timely manner or at all. If there are delays or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary in a particular country, then we may not be able to commercialize our products in such country and our business will be adversely affected. In addition, any enforcement action taken by regulators against us or our products for non-compliance could cause us to suffer adverse publicity, which could harm our reputation and our relationship with our customers and vendors.
In addition, many of our products are intended to be a component of our collaboration partners and/or customers’ (or their customers’) end-use products. Such end-use products may be subject to similar or other various regulations, including regulations promulgated by U.S. or EU regulatory agencies or authorities. If we or our collaboration partners and customers (or their customers) are not successful in obtaining any required regulatory approval or third-party verifications for their end-use products that incorporate our products, or fail to comply with any applicable regulations for such end-use products, whether due to our products or otherwise, demand for our products may decline and our revenue will be adversely affected.
We may incur significant costs to comply with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.
We use hazardous chemicals and biological materials in our business and are subject to a variety of federal, state, local and international laws and regulations governing, among other matters, the use, generation, manufacture, transportation, storage, handling, disposal of and human exposure to these materials both in the United States and overseas, including regulation by governmental regulatory agencies, such as the Occupational Safety and Health Administration and the EPA. We have incurred and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations.
Although we have implemented safety procedures for handling and disposing of these materials and waste products in an effort to comply with these laws and regulations, we cannot be sure that our safety measures will be compliant or capable of eliminating the risk of injury or contamination from the generation, manufacturing, use, storage, transportation, handling, disposal of and human exposure to hazardous materials. Failure to comply with environmental, health and safety laws could subject us to liability and resulting damages. There can be no assurance that violations of environmental, health and safety laws will not occur as a result of human error, accident, equipment failure, contamination or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations, and our liability may exceed our total assets. Liability under environmental laws, such as the Comprehensive Environmental Response Compensation and Liability Act in the United States can impose liability for the full amount of damages without regard to comparative fault for the investigation and cleanup of contamination and impacts to human health and for damages to natural resources. Contamination at properties we will own and operate and at properties to which we send hazardous materials, may result in liability for us under environmental laws and regulations.
Our business and operations may be affected by other new environmental, health and safety laws and regulations, which may require us to change our operations, or result in greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business.

We are subject to certain U.S. and foreign anti-corruption, anti-bribery and anti-money laundering laws and regulations. We can face serious consequences for violations.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act and possibly other anti-corruption, anti-bribery and anti-money laundering laws and regulations in the jurisdictions in which we do business, both domestic and abroad. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or offers of improper payments to government officials, political parties, or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage, or engaging in certain transactions involving criminally-derived property or the proceeds of criminal activity. We plan to engage third parties to conduct our business abroad, for example, for product trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated universities or other entities, and we may be held liable for the corrupt or other illegal activities of our employees or such third parties even if we do not explicitly authorize such activities. We expect our non-U.S. activities to increase over time, which may also increase our exposure to these laws.
These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions in violation of those laws. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
Any allegations or violation of the FCPA or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws may result in whistleblower complaints, sanctions, settlements, investigations, prosecution, enforcement actions, substantial criminal fines and civil penalties, imprisonment, debarment, tax reassessments, breach of contract and fraud litigation, loss of export privileges, suspension or debarment from U.S. government contracts, adverse media coverage, reputational harm and other consequences, all of which may have an adverse effect on our reputation, business, results of operations and prospects. Responding to an investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.
Our products and technologies are subject to U.S. and non-U.S. export controls. Export authorizations may be required for the products, technologies, or services to be exported outside of the United States, to a foreign person, or outside of a foreign jurisdiction. Our current or future products or technologies are, and may in the future, be subject to the Export Administration Regulations (“EAR”). If a product, technology, or service meets certain criteria for control under the EAR, then that product, technology, or service would be exportable outside the United States or to a foreign person or from one foreign jurisdiction to another foreign jurisdiction only if we obtain the applicable export license or other applicable authorization including qualifying for a license exception, if required. Compliance with the U.S. and foreign export laws and regulations and other applicable regulatory requirements regarding the sales, shipment and use of our products and technology may affect our ability to work with foreign partners, affect the speed at which we can introduce new products into non-U.S. markets, or limit our ability to sell products or services or license technologies into some countries.
Additionally, certain materials that we use in our development and production activities are subject to U.S. import controls. We currently have, and may in the course of business need to procure, certain import authorizations, for example, related to plant pests, chemicals, biological agents and other controlled materials, including from the U.S. Department of Agriculture, U.S. Environmental Protection Agency and U.S. Centers for Disease Control. Compliance with applicable regulatory requirements regarding the import of such materials may limit our access to materials critical to our development activities or affect the speed at which we can develop new products.
Our activities are also subject to the economic sanctions laws and regulations of the United States and other jurisdictions. Such controls prohibit certain transactions, potentially including financial transactions and the transfer of products, technologies and services, to sanctioned countries, governments and persons, without a license or other appropriate authorization. U.S. sanctions policy changes could affect our ability to interact, directly and indirectly, with targeted companies or companies in sanctioned countries, including Chinese companies.
While we take precautions to comply with U.S. and non-U.S. export control, import control and economic sanctions laws and regulations, we cannot guarantee that such precautions will prevent violations of such laws, including transfers to unauthorized persons or destinations, and including inadvertent violations as a result of a misclassification of a product, technology or service under export control laws. Violations could result in our business being subject to government investigations, denial of export or import privileges, significant fines or penalties, denial of government contracts and reputational harm. Any limitation on our ability to export our products, technology, or services, or import materials critical to our development activities would likely adversely affect our business and financial condition.
We are party to a mitigation agreement with the Committee on Foreign Investment in the United States (“CFIUS”) and can face penalties or further restrictions if we fail to comply with that agreement. CFIUS may also condition, modify, delay or prevent our future acquisition or investment activities.
Due to certain foreign ownership interests in our business, the Company operates pursuant to an agreement with CFIUS agencies that requires us to adhere to certain information and technology protection requirements. This agreement will remain in place until CFIUS agrees to terminate it, which CFIUS might do if it determines that the agreement is no longer necessary due to changed circumstances, including any changes to the Company’s ownership. We have incurred and will continue to incur, incremental additional costs in implementing and complying with these standards, and those costs may increase as we continue to grow our business. If we fail to comply with our obligations under the agreement, we may be subject to penalties, injunctive action, additional mitigation conditions or other restrictions.
Further, subject to any future changes in the foreign ownership interest in the Company, including any that result from our initial public offering, CFIUS may interpret its regulations as continuing to give it jurisdiction to review the Company’s acquisitions of, or investments in, other US businesses. If CFIUS conducts such a review, it could impose restrictions on the investments or to deny such transactions to address any national security concerns that it determines are posed by such transactions.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred net losses since our inception and we may never achieve or sustain profitability. Generally, for U.S. federal income tax purposes, net operating losses incurred will carry forward. However, net operating loss carryforwards generated prior to January 1, 2018 are subject to expiration for U.S. federal income tax purposes. As of December 31, 2019, we had federal net operating loss carryforwards of approximately $460.0 million of which $96.9 million will begin to expire in 2033 and $363.1 million, which will carryforward indefinitely. As of December 31, 2019, we had a total state net operating loss carryforward of $418.5 million, which will begin to expire in 2027. As of December 31, 2019, we also had federal and state R&D tax credit carryforwards of approximately $19.3 million and $15.9 million, respectively, which may be available to offset future income tax liabilities. The federal R&D tax credit carryforwards would begin to expire in 2034. The state R&D tax credit carryforwards are not subject to expiration.
As of December 31, 2020, we had federal net operating loss carryforwards of $704.1 million of which $99.3 million will begin to expire in 2033 and $604.8 million will carryforward indefinitely. As of December 31, 2020, we had a total state net operating loss carryforward of $515.6 million, which will begin to expire in 2027. As of December 31, 2020, we also had federal and state R&D tax credit carryforwards of $26.8 million and $22.3 million, respectively, which may be available to offset future income tax liabilities. The federal R&D tax credit carryforwards would begin to expire in 2034. The state R&D tax credit carryforwards are not subject to expiration.
In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (“Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change in its equity ownership by certain shareholders over a three-year period, the corporation’s ability to use its pre-ownership change net operating loss carryforwards and other pre-ownership change tax attributes, such as research tax credits, to offset its post-ownership change income or taxes may be limited. As a result, even if we attain profitability, we may be unable to use a material portion of our net operating loss carryforwards and other tax attributes, which could adversely affect our future cash flows. There is also a risk that due to regulatory changes, such as suspensions on the use of net operating losses or other unforeseen reasons, our existing net operating losses could expire or otherwise be unavailable to offset future U.S. federal and state taxable income. For these reasons, we may not be able to utilize some portion of our net operating losses even if we attain profitability.
We have analyzed whether the public offering will potentially result in an “ownership change” as defined under Sections 382 and 383 of the Code. We are unable to determine if an ownership change will be triggered at the time of the public offering because the amount of shares to be sold in the public offering is uncertain. Accordingly, it is possible that the public offering may result in an ownership change. We continue to monitor the impact of the offering on our ability to use our net operating loss carryforwards and other tax attributes.
Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.
We are subject to tax laws, regulations and policies of the U.S. federal, state and local governments and of taxing authorities in foreign jurisdictions, including Japan, Spain, the Netherlands and Taiwan. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and otherwise adversely affect our tax positions and/or our tax liabilities. For example, the Organisation for Economic Co-operation and Development (OECD) has published proposals covering various international tax-related issues, including country-by-country reporting, permanent establishment rules, transfer pricing and tax treaties. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities in those countries or change the manner in which we operate our business. There can be no assurance that our tax payments, tax credits, or incentives will not be adversely affected by these or other initiatives.
Risks Related to Our Initial Public Offering and Ownership of Our Common Stock
An active trading market for our common stock may never develop or be sustained.
There is currently no public market for our common stock. Our common stock has been approved for listing on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “ZY.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.
The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.
The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may differ from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:
•	the timing of launch of our products and the degree to which the launch and commercialization thereof meets the expectations for securities analysts and investors;
•	commencement or termination of collaborations for our product development and research programs;
•	failure or discontinuation of any of our product development and research programs;
•	the success of existing or new competitive products, services or technologies;
•	regulatory or legal developments in the United States and other countries;
•	developments or disputes concerning patent applications, issued patents, other intellectual property or proprietary rights;
•	the impact of COVID-19 on our business and on global economic conditions;
•	our ability to identify, recruit and retain skilled personnel;
•	the level of expenses related to any of our research programs or product development programs;

•	actual or anticipated changes in our estimates as to our financial results or development timelines;
•	whether our financial results, forecasts and development timelines meet the expectations of securities analysts or investors;
•	announcement or expectation of additional financing efforts;
•	sales of our common stock by us, our insiders, or other stockholders;
•	expiration of market standoff or lock-up agreements;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;
•	general economic, industry and market conditions; and
•	the other factors described in this “Risk Factors” section.
In recent years, stock markets in general and the market for technology companies (including biopharma companies) in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
We do not expect to pay dividends in the foreseeable future.
You should not rely on an investment in our common stock to provide dividend income. See “Dividend Policy.” We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations and continue to invest in commercializing our existing products, launching products in our pipeline and furthering the development of our biofacturing platform and technology. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. As a result, investors seeking cash dividends should not purchase our common stock.
If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. Currently, we do not have any analyst coverage and we may not obtain analyst coverage in the future. In the event we obtain analyst coverage, we will not have any control over such analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
Sales of a substantial number of shares of our common stock by our existing stockholders following this offering could cause the price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market could occur at any time following the expiration of the market standoff and lock-up agreements or the early release of these agreements or the perception in the market that the holders of a large number of shares of common stock intend to sell shares and could reduce the market price of our common stock.
After this offering,     shares of our common stock will be outstanding. Of these shares, the     shares we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. Substantially all of the remaining shares of our common stock that will be outstanding after this offering are currently prohibited or otherwise restricted under securities laws, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions and excluding shares of restricted stock that will remain unvested, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. The representatives may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements and Rule 144 and Rule 701 under the Securities Act. See the section titled “Shares Eligible for Future Sale” for additional information.
Moreover, after this offering, holders of an aggregate of 204,386,437 shares of our common stock will have rights, subject to conditions, to require us to file registration statements with the SEC covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting” in this prospectus. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.
You will incur immediate and substantial dilution as a result of this offering.
If you purchase common stock in this offering, you will incur immediate and substantial dilution of $    per share, representing the difference between the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses and our pro forma net tangible book value per share. As of December 31, 2020, there were 16,497,013 shares of common stock issuable upon exercise of outstanding stock options with a weighted-average exercise price of $2.22 per share. To the extent that these outstanding options, or any other rights, are exercised, or we issue additional equity or convertible securities in the future or the underwriters exercise their option to purchase additional shares, you will incur further dilution. See the section titled “Dilution” for a further description of the dilution you will experience immediately after this offering.
We may be unable to satisfactorily fund our working capital requirements and raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering or restrict our operations.
If our current funding becomes insufficient to support future operating requirements, we will need to obtain additional funding by raising additional debt or additional equity from the private or public capital markets. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, our shareholders would experience dilution. Any preferred equity securities issued also would likely provide for rights, preferences or privileges senior to those of holders of our common shares. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common shares. Debt financing and preferred equity financing, if available, would increase our fixed payment obligations and may also involve agreements that include covenants restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making product acquisitions, making capital expenditures or declaring dividends. For example, the Perceptive Credit Agreement contains restrictions on our ability to purchase or dispose of assets and has other affirmative or negative covenants that impact how we run our business. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or pipeline products or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited and could have a material adverse effect on our business, results of operations, prospects and financial condition.
Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.
After this offering, our directors, executive officers, holders of more than 5% of our outstanding stock and their respective affiliates will beneficially own shares representing approximately   % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company and might affect the market price of our common stock.
Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
Our management will have broad discretion in the application of the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Accordingly, investors will need to rely on our judgment with respect to the use of these proceeds. We expect to use the net proceeds to us from this offering primarily for working capital and other general corporate purposes, which we currently expect will include continued investment in commercializing our existing products, launching products in our pipeline and furthering the development of our biofacturing platform and technology. We do not currently have specific planned uses for the proceeds of this offering. We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in businesses, assets or technologies, although we do not currently have any commitments for any such acquisitions or investments. For more information see, “Use of proceeds.” The failure by our management to apply these funds effectively could adversely affect our ability to continue maintaining and expanding our business. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.
In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.
You should carefully evaluate all of the information in this prospectus. We have in the past received and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted by SEC rules and plan to rely on exemptions from certain disclosure requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the SOX, not being required to comply with the auditor requirements to communicate critical audit matters in the auditor’s report on the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the exemption regarding the timing of the adoption of accounting standards and, therefore, while we are an EGC we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not EGCs.
Delaware law and provisions in our amended and restated certificate of incorporation and bylaws that will be in effect prior to the closing of this offering might discourage, delay, or prevent a change in control of the Company or changes in our management and, therefore, depress the trading price of our common stock.
Provisions in our amended and restated certificate of incorporation and bylaws that will be in effect prior to the closing of this offering may delay, deter or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our organizational documents will:
•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms;
•	provide that our directors may be removed only for cause;
•	provide that vacancies on our board of directors and any newly created directorship may be filled only by a majority of the remaining directors then in office, even though less than a quorum;
•	eliminate cumulative voting in the election of directors;
•	authorize our board of directors to issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
•	permit stockholders to take actions only at a duly called annual or special meeting and not by unanimous written consent;
•	prohibit stockholders from calling a special meeting of stockholders;
•	certain litigation against us can only be brought in federal court or in Delaware and certain litigation in Delaware may require minimum ownership thresholds in order to file suit;
•	require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
•	authorize our board of directors, by a majority vote, to amend certain provisions of the bylaws; and
•
require the affirmative vote of at least 66 2∕3% or more of the outstanding shares of common stock entitled to vote generally in the election of directors, voting as a single class to amend many of the provisions described above.

In addition, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” which is generally a person who, together with its affiliates and associates, owns, or within the last three years has owned, 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder.
Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or the DGCL that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.
Our certificate of incorporation that will become effective upon the closing of this offering designates the state courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with the Company and our directors, stockholders, officers and employees.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law unless we otherwise consent in writing to an alternative forum: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of fiduciary duty owed by, or otherwise wrongdoing by, any director, stockholder, officer or other employee of our company to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation and bylaws (as each may be amended from time to time); (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws (as either may be amended from time to time); or (v) any action asserting an internal corporate claim (as defined in Section 115 of the DGCL) or a claim otherwise implicating our internal affairs (except for, as to each of (i) to (v) above, any claim as to which the Court of Chancery determines that it does not have subject matter jurisdiction or there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), or which is statutorily vested in the exclusive jurisdiction of a court other than the Court of Chancery. For the avoidance of doubt, this provision would not apply to any direct action brought to enforce a duty or liability created by the Securities Act of 1933, or any successor thereto (the “Securities Act”) or the Securities Exchange Act of 1934.
Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.
Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
This choice of forum provision may limit a Company stockholder’s ability to bring a claim in a judicial forum that stockholder finds favorable for disputes with the Company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, the enforceability of similar federal court choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find either of the choice of forum provisions contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions which could harm our business, results of operations and financial condition.
Risks Related to being a Public Benefit Corporation
Our status as a public benefit corporation may not result in the benefits that we anticipate.
Upon the closing of our initial public offering, we expect to be a public benefit corporation under the DGCL. As a public benefit corporation, we will be required to have a purpose to produce a public benefit or benefits and to operate in a responsible and sustainable manner. Our public benefit, as provided in our certificate of incorporation, will be: to displace the petrochemicals that pollute the Planet by designing, developing, and commercializing bio-based materials that deliver better performance than existing products, at attractive costs. We make products with broad applications and global reach that are safer for the people who manufacture them, healthier for the people who use them and better for the environment. Our directors and officers will be obligated to manage the Company in a manner that balances our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct and the public benefit or benefits identified in our amended and restated certificate of incorporation. There can be no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which may have a material adverse effect on our business, results of operations and financial condition. See “Description of Capital Stock—Public Benefit Corporation Status.”
As a public benefit corporation, we will be required to publicly disclose at least biennially a report on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose, including the objectives established and standards adopted by our Board of Directors and factual information based on the objectives and standards related to the promotion of the public benefits. If we are not timely or are unable to provide this report, if the report does not reflect a positive assessment based on the objectives and standards or if the report is not viewed favorably by parties doing business with us, employees, regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.
As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance.
Unlike traditional corporations, whose directors have a fiduciary duty to manage the business in a manner that focuses exclusively on maximizing stockholder value, our directors will have a fiduciary duty to consider not only the stockholders' interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. See “Description of Capital Stock—Public Benefit Corporation Status.” Therefore, we may take actions that we believe will further our specific public benefit or be in the best interests of those stakeholders materially affected by our conduct, even if those actions do not maximize our financial results or stockholder returns. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our business and stakeholders, including stockholders, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect, or at all, and may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.
As a public benefit corporation, we may be less attractive as a takeover target than a traditional company would be and, therefore, your ability to realize your investment through an acquisition may be limited. Public benefit corporations may not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with stockholder value and stockholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that the board of directors of public benefit corporations consider additional constituencies other than maximizing stockholder value, Delaware public benefit corporation law could potentially make it easier for a board of directors to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.
Our directors will have a fiduciary duty to consider not only our stockholders' interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.
While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders’ interests, but also the specific public benefit and the interests of other stakeholders affected by the company’s actions. Under the DGCL, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors will not merely be permitted, but will be obligated, to consider our specific public benefit and the interests of other stakeholders. See “Description of Capital Stock—Public Benefit Corporation Status.” In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.
As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on our financial condition and results of operations.
Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own the lesser of 2% of our outstanding shares or $2,000,000 in market value of our stock) are entitled to file a derivative lawsuit alleging directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention our management, and, as a result, may adversely impact our management’s ability to effectively execute our strategy. Additionally, any such derivative litigation may be costly to defend or increase director and officer liability insurance premiums, which may have an adverse impact on our financial condition and results of operations.
General Risk Factors
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Federal securities laws, including the Exchange Act, Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations and the listing requirements of Nasdaq impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time and resources to these compliance initiatives, potentially at the expense of other business concerns, which could harm our business, financial condition, results of operations and prospects. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. Any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.
As a public reporting company, we will become subject to the rules and regulations established by the SEC and Nasdaq. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel, including senior management. In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Management’s initial certification under Section 404 of the Sarbanes-Oxley Act will be required with our annual report on Form 10-K for the year ending December 31, 2022. In support of such certifications, we will be required to document and make significant changes and enhancements, including potentially hiring additional personnel, to our internal control over financial reporting. Likewise, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an EGC. At such time as we are required to obtain auditor attestation, if we then have a material weakness, we would receive an adverse opinion regarding our internal control over financial reporting from our independent registered accounting firm.
To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. During our evaluation of our internal control, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations. If we are unable to conclude that our internal control over financial reporting is effective or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of shares of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
Our results of operations and financial condition could be materially adversely affected by changes in accounting principles.
The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations and changes in policies, rules, regulations and interpretations, of accounting and financial reporting requirements of the SEC or other regulatory agencies. Adoption of a change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our results of operations and financial condition and could require significant investment in systems and personnel.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of this prospectus and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.
These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:
•	our ability to successfully commercialize our products, including Hyaline, which is the first product we launched in December 2020;
•	our ability to generate revenues from our products (including Hyaline) on the timelines we anticipate;
•	our plans for the development, launch and commercialization of the products in our current and future product pipeline;
•	our ability to successfully produce products (including Hyaline) through fermentation that we initially launch using non-fermentation monomers;
•
the implementation of our business model and our ability to transition from revenues that are substantially all derived from R&D service contracts and collaboration agreements to revenues primarily derived from the commercialization of our products;

•
our ability to create products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver and to launch our products in roughly five years and $50 million;

•	our ability to find and qualify an alternate source of manufacturing after 2021;
•	our ability to successfully complete the expected 6-18 month product qualification process with customers;
•	the potential benefits of our existing and potential future R&D collaborations and other partner relationships;
•	our ability to address the market opportunity in the electronics, consumer care and agriculture sectors, as well as the total market opportunity across numerous sectors;
•	the size and growth potential of the markets for our products and our ability to serve those markets;
•	our capital requirements and our needs for additional financing;
•	our expectations regarding our ability to obtain and maintain intellectual property protection for our biofacturing platform, products and related technologies;
•	our ability to obtain and maintain regulatory approval for certain of our products;
•	regulatory developments in the United States and foreign countries;
•	the ability of incumbent chemical companies and synthetic biology companies to address the needs of our existing and potential customers;
•	developments relating to our competitors and our industry;
•	the success of competing products that are or may become available;
•	our goals for producing bio-based products that contribute to a more sustainable future;
•	our ability to successfully enter new markets and manage our international expansion;

•	our financial performance;
•	our ability to generate revenue and obtain funding for our operations, including funding necessary to complete further development of our current and future products;
•	our estimates regarding margins, future revenue, expenses, capital requirements and needs for additional financing;
•	the success of our significant investments in our continued R&D of new products; and
•	the impact of COVID-19 on our business.
You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources and on our knowledge of, and expectations about, the markets for our products. This information involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate or plan to operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our results to differ materially from those expressed in the estimates made by independent third parties and by us.
Certain of management’s estimates contained in this prospectus are based on information from various sources, including independent industry publications, data compiled by a third party or other publicly available information. The sources of these publications, data and information are provided below:
•	A number of reports prepared by IHS Markit analyzing data relating to market opportunity information for a selection of chemicals and materials in our target industries.
IHS Markit reports, data and information referenced herein (the “IHS Markit Materials”) are the copyrighted property of IHS Markit, Ltd. and its subsidiaries (“IHS Markit”). The IHS Markit Materials are from sources considered reliable; however, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses published by IHS Markit representation of fact. The IHS Markit Materials speaks of the original publication date thereof and are subject to change without notice. IHS Markit and other trademarks appearing in the IHS Markit Materials are the property of IHS Markit or their respective owners.
Certain statistical data estimates and forecasts contained in this prospectus are derived from the following independent industry publications or reports:
•	World Development Indicators by the World Bank
•	Delaware Online, “DuPont Timeline,” (February 1, 2017).
•	The Adhesive and Sealant Council (ASC), “North American Market Report for Adhesives and Sealants with a Global Overview,” (November 2018).
•	Randi Kronthal-Sacco and Tensie Whelan, “Sustainable Market Share Index,” New York University Stern Center for Sustainable Business, (July 2020).
•
M. Berners-Lee, C. Kennelly, R. Watson and C.N. Hewitt, “Current Global Food Production is Sufficient to Meet Human Nutritional Needs in 2050 Provided There is Radical Social Adaptation,” Elementa: Science of the Anthropocene (July 2018).

•	Joseph A. DiMasi, Henry G. Grabowski and Ronald W. Hansen, “Innovations in the Pharmaceutical Industry: New Estimates of R&D Costs, Journal of Health Economics (May 2016).
•	National Research Council, “Commercialization of New Materials for a Global Economy” (1993).
•	United States Environmental Protection Agency (EPA), “Overview of Greenhous Gases.”
•	The UN Environment Assembly, “Global Chemicals Outlook II” (2019).
•	IHS Markit, “Specialty Chemicals Update Program” (December 2018).
•	IHS Markit, “Specialty Chemicals Industry” (August 2020).
•	DSCC, “Quarterly Foldable/Rollable Display Shipment and Technology Report” (December 2020).
•	Statista, “Beauty & Personal Care Report” (2020).
•	Statista, “Home & Laundry Care Report” (2020).
•	Statista, “Smartphone Unit Shipments Worldwide 2007-2020, by Vendor” (2021).

•	Hannah Ritchie, “Sector by Sector: Where do Global Greenhouse Gas Emissions Come From?” Our World in Data (September 2020).
•	Transparency Market Research, “Insect Repellent Market” (2018).
•
“Analysis on Sales and Profitability Within the Seed Sector,” Independent Report by IHS Markit (Phillips McDougall) for the Co-Chairs of the Ad-Hoc Open-Ended Working Group to Enhance the Functioning of the Multilateral System of FAO’s International Treaty on Plant Genetic Resources for Food and Agriculture (November 2019).

•	Euromonitor International Limited, Beauty and Personal Care 2020 edition, Retail Value RSP, US$, Fixed 2019 exchange rate, Current terms, (April 2020).
Information in this Prospectus on the Sun Care market is from independent market research carried out by Euromonitor International Limited but should not be relied upon in making, or refraining from making, any investment decision.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $    million or $    million if the underwriters exercise in full their option to purchase additional shares of our common stock, at an assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
A $1.00 increase or decrease in the assumed initial public offering price would change our estimated net proceeds by $   , after deducting the estimated underwriting discounts and commissions. Similarly, a change in the number of shares of common stock we sell would increase or decrease our net proceeds. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease our estimated net proceeds by $   .
We expect to use the net proceeds to us from this offering primarily for working capital and other general corporate purposes, which we currently expect will include continued investment in commercializing our existing products, launching products in our pipeline and furthering the development of our biofacturing platform and technology. We do not currently have specific planned uses for the proceeds of this offering. We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in businesses, assets or technologies, although we do not currently have any commitments for any such acquisitions or investments.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.
Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. In addition, the terms of our term loan facility contain restrictions on our ability to declare and pay cash dividends on our capital stock.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:
•	on an actual basis;
•
on a pro forma basis to reflect: (i) the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 204,346,437 shares of common stock upon the closing of this offering and (iii) the conversion of all warrants to purchase preferred stock into warrants to purchase shares of common stock upon the closing of this offering; and

•
on a pro forma as adjusted basis to reflect: (i) the pro forma adjustments set forth above and (ii) the issuance and sale of     shares of common stock by us in this offering at the initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	As of December 31, 2020
(in thousands, except per share and share data)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$210,205	$210,205
Short-term debt, net(1)	79,331	79,331
Warrant liabilities	14,231	—
Convertible preferred stock, $0.001 par value per share; 214,181,024 shares authorized; 204,279,898 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	900,798	—
Stockholders’ equity
Common stock, $0.001 par value per share; 286,477,669 shares authorized, and 38,437,001 shares issued and outstanding actual; 286,477,669 shares authorized, and 242,783,438 shares issued and outstanding pro forma; and shares authorized, and shares issued and outstanding pro forma as adjusted	38	242
Additional paid-in capital	29,966	944,791
Accumulated deficit	(773,740)	(773,740)
Total stockholders’ deficit	(743,736)	171,293
Total capitalization	250,624	250,624
(1)
Due to the substantial doubt about our ability to continue operating as a going concern and the material adverse change clause in the loan agreement with our lender, the amounts outstanding as of December 31, 2020 have been classified as current in the consolidated financial statements. The lender has not invoked the material adverse change clause as of the date of issuance of these financial statements.

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $    million, assuming the assumed initial public offering price of $    per share of common stock remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their option to purchase additional shares in full, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and pro forma as adjusted shares of common stock outstanding as of December 31, 2020 would be $    million, $    million, $    million, $    million and     shares, respectively.
The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted in the table above is based on 38,437,001 shares of our common stock outstanding as of December 31, 2020 and excludes:
•	726,970 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock as of December 31, 2020, with a weighted average exercise price of $1.04 per share;
•
2,650,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase Series C preferred stock as of December 31, 2020, with a weighted average exercise price of $5.66 per share (the warrants to purchase shares of preferred stock will become warrants to purchase shares of common stock upon the closing of this offering);

•	16,497,013 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020, under our 2014 Stock Plan, with a weighted-average exercise price of $2.22 per share;
•
4,950,165 shares of common stock issuable upon the exercise of stock options granted from January 1, 2021 to March 15, 2021, under our 2014 Stock Plan, with a weighted-average exercise price of $8.98 per share;

•	201,722 shares of common stock issuable upon the vesting of non-vested stock granted as part of the Radiant acquisition as of December 31, 2020;
•	12,060,188 shares of common stock that are reserved for issuance under our 2014 Stock Plan as of December 31, 2020;
•	shares of common stock that are reserved for issuance under our 2021 Incentive Award Plan, that will become effective in connection with this offering; and
•	shares of common stock that are reserved for issuance under our 2021 Employee Stock Purchase Plan that will become effective in connection with this offering.
Upon the effectiveness of the 2021 Incentive Award Plan, we will cease granting awards under the 2014 Stock Plan and any remaining shares available for issuance under the 2014 Stock Plan will be added to the shares reserved for issuance under the 2021 Incentive Award Plan. Our 2021 Incentive Award Plan and Employee Stock Purchase Plan each provides for annual automatic increases in the number of shares reserved thereunder and our 2021 Incentive Award Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2014 Stock Plan that expire, are forfeited or otherwise terminate, as more fully described in the section titled “Executive Compensation — Equity Incentive Arrangements — 2021 Incentive Award Plan.”

DILUTION
If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.
Our historical net tangible book value as of December 31, 2020 was $140.2 million or $3.65 per share of common stock. Our historical net tangible book value per share represents our total assets less intangible assets, goodwill, deferred offering cost and total liabilities, divided by the aggregate number of shares of common stock outstanding as of December 31, 2020.
Our pro forma net tangible book value as of December 31, 2020 was $154.4 million or $0.64 per share of common stock. Our pro forma net tangible book value per share represents our total assets less intangible assets, goodwill, deferred offering cost and total liabilities, divided by the aggregate number of shares of common stock outstanding as of December 31, 2020, after giving effect to: (i) the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 204,346,437 shares of common stock and (iii) the conversion of all warrants to purchase preferred stock into warrants to purchase shares of common stock upon the closing of this offering.
After giving effect to the issuance and sale of      shares of common stock by us in this offering at an assumed public offering price of     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of     would have been $    million or $    per share. This represents an immediate increase in as adjusted net tangible book value to existing stockholders of $    per share and an immediate dilution in as adjusted net tangible book value to new investors of $    per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the as adjusted net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:
Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2020	$3.65
Decrease per share attributable to the pro forma adjustments described above	(3.01)
Pro forma net tangible book value per share as of December 31, 2020	0.64
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share

Dilution per share to new investors participating in this offering
Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $    per share and the dilution in pro forma net tangible book value per share to investors participating in this offering by $    per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $    per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $    per share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share of our common stock after this offering would be $    per share and the dilution in as adjusted net tangible book value per share to investors in this offering would be $    per share of common stock.

The following table sets forth, on a pro forma as adjusted basis, as of    , the number of shares of common stock purchased from us, the total consideration paid, or to be paid and the weighted-average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:
	Shares purchased		Total consideration		Weighted- average price per share
	Number	Percent	Amount	Percent
Existing stockholders	242,783,438		$905,516,329		$3.73
New investors
Total		100%		100%
Each $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, as applicable, the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $    million, $    million and $   , respectively, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $    million, $    million and $   , respectively, assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
The foregoing tables assume no exercise by the underwriters of their option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by our existing stockholders will represent approximately    % of the total number of shares of our common stock outstanding after this offering; and the number of shares held by new investors will represent approximately    % of the total number of shares of our common stock outstanding after this offering. In addition, to the extent outstanding stock options and warrants are exercised, investors participating in this offering will experience further dilution.
The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 38,437,001 shares of our common stock outstanding as of December 31, 2020 and excludes:
•	726,970 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock as of December 31, 2020, with a weighted average exercise price of $1.04 per share;
•
2,650,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase Series C preferred stock as of December 31, 2020, with a weighted average exercise price of $5.66 per share (the warrants to purchase shares of preferred stock will become warrants to purchase shares of common stock upon the closing of this offering);

•	16,497,013 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020, under our 2014 Stock Plan, with a weighted-average exercise price of $2.22 per share;
•
4,950,165 shares of common stock issuable upon the exercise of stock options granted from January 1, 2021 to March 15, 2021, under our 2014 Stock Plan, with a weighted-average exercise price of $8.98 per share;

•	201,722 shares of common stock issuable upon the vesting of non-vested stock granted as a part of the Radiant acquisition as of December 31, 2020;
•	12,060,188 shares of common stock that are reserved for issuance under our 2014 Stock Plan as of December 31, 2020;
•	shares of common stock that are reserved for issuance under our 2021 Incentive Award Plan that will become effective in connection with this offering; and

•	shares of common stock that are reserved for issuance under our 2021 Employee Stock Purchase Plan that will become effective in connection with this offering.
Upon the effectiveness of the 2021 Incentive Award Plan, we will cease granting awards under the 2014 Stock Plan and any remaining shares available for issuance under the 2014 Stock Plan will be added to the shares reserved for issuance under the 2021 Incentive Award Plan. Our 2021 Incentive Award Plan and Employee Stock Purchase Plan each provides for annual automatic increases in the number of shares reserved thereunder, and our 2021 Incentive Award Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2014 Stock Plan that expire, are forfeited or otherwise terminate, as more fully described in the section titled “Executive Compensation—Equity Incentive Arrangements — 2021 Incentive Award Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables presents our selected consolidated financial and other data. We derived the summary consolidated statement of operations data for the years ended December 31, 2019 and 2020 and consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.
When you read this selected consolidated financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.
	Year ended December 31,
	2019	2020
	(in thousands, except per share and share data)
Product revenue	$—	$2
Revenue from research and development service agreements	13,234	9,788
Collaboration revenue	2,185	3,494
Total revenue	15,419	13,284
Costs and operating expenses:
Cost of service revenue(1)	102,640	84,818
Research and development(1)	50,717	90,852
Sales and marketing(1)	24,138	18,627
General and administrative(1)	61,247	60,076
Loss on lease termination	13,790	—
Total costs and operating expenses	252,532	254,373
Loss from operations	(237,113)	(241,089)
Interest income	4,921	492
Interest expense	(2,943)	(10,960)
Loss on change in fair value of warrant liability	—	(10,229)
Loss on extinguishment of debt	(1,810)	—
Other income (expense), net	150	(457)
Loss before income taxes	(236,795)	(262,243)
Income taxes	(8)	49
Net loss and comprehensive loss	$(236,803)	$(262,194)
Net loss per share attributable to common stockholders, basic and diluted	$(7.31)	$(7.15)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,375,409	36,654,165
(1)	Includes stock-based compensation expense as follows:
	Year ended December 31,
	2019	2020
	(in thousands)
Cost of service revenue	$919	$1,179
Research and development	669	1,343
Sales and marketing	904	468
General and administrative	1,520	1,839
Total	$4,012	$4,829

	As of December 31, 2019	As of December 31, 2020
Consolidated Balance Sheet Data:
Cash and cash equivalents	$143,589	$210,205
Working capital(1)	$54,316	$107,116
Total assets	$227,890	$304,921
Short term debt, net(2)	$78,310	$79,331
Warrant liabilities	$4,002	$14,231
Convertible preferred stock	$607,763	$900,798
Accumulated deficit	$(511,546)	$(773,740)
Total stockholders’ deficit	$(499,578)	$(743,736)
(1)	Working capital is defined as current assets less current liabilities.
(2)
Due to the substantial doubt about our ability to continue operating as a going concern and the material adverse change clause in the loan agreement with our lender, the amounts outstanding as of December 31, 2019 and 2020 have been classified as current in the consolidated financial statements. The lender has not invoked the material adverse change clause as of the date of issuance of these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. In this section, the terms “we,” “our,” “ours,” “us,” and “the Company” refer collectively to Zymergen Inc. and its direct and indirect subsidiaries. This discussion contains forward-looking statements that involve risks and uncertainties reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our fiscal year end is December 31, and references throughout this prospectus to a given fiscal year are to the 12 months ended on that date.
Overview
We partner with Nature to design, develop and commercialize bio-based breakthrough products that deliver extraordinary value to customers in a broad range of industries. Our first innovations include films designed for electronics companies to use in new categories of smart devices, including rollable tablets, and naturally derived UV protection. Our goal is to create new products with a proprietary platform that unlocks the design and manufacturing efficiency of the biological processes with technology’s ability to rapidly iterate and control diverse functions. We call our process biofacturing and we expect it will create better products faster, cheaper and more sustainably than traditional chemistry by engineering microbes to make novel biomolecules that are the key ingredients in those products. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications.
Based on our experience and expectations with our first four products which are electronic films and insect repellent products and subject to any regulatory requirements, which could lead to longer timelines and increased cost, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. Our biofacturing platform allows us to bring more products to market faster and creates a vibrant and compelling portfolio of businesses that access market opportunities that traditional chemicals and materials companies wouldn’t consider. The platform unlocks biology for product innovation with a proprietary three-step process. Once a chemical solution to an important problem has been proposed, our biofacturing platform is designed to (1) identify and create novel biomolecules that are the basis of new materials with engineered characteristics that possess improved performance compared to existing products; (2) insert genes into a host microbe that produces the desired biomolecules; and (3) develop and scale up a production process including optimizing the microbe to produce biomolecules economically at scale, while retaining product functionality via time-and-cost efficient optimization, leading to commercialization at attractive margins. Our biofacturing platform is flexible, allowing for each step to be completed in parallel or independently. The platform is designed to accelerate launch of our products, satisfying customer needs more rapidly and increasing the returns of our pipeline investments.
We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. Hyaline is the first in a franchise of optical films, designed for electronics companies to use for display touch sensors in personal devices and other applications. Hyaline will allow our customers to make more accurate foldable touchscreens and high density flexible printed circuits. Hyaline uses a biomolecule that was identified through our biofacturing platform. In order to accelerate product launch and meet customer demand, we launched Hyaline with a non-fermentation produced biomolecule sourced from a third party. We are in the process of converting to a fermentation-produced molecule for Hyaline by using a microbe that has a demonstrated ability to produce the molecule through fermentation. We are currently developing commercial scale processes so we can produce the molecule through fermentation at sufficient volumes and costs to support commercial manufacturing. We expect this process to be complete in 2022.

We have 10 other products in development, consisting of three in electronics, four with consumer applications, and three in agriculture. ZYM0107, which we plan to launch in 2022, is the next product in our films franchise and is a high-performance optical film like Hyaline. ZYM0101, planned for launch in 2023, is a breakthrough film for flexible electronics, which is designed to be used to build foldable and rollable phones and personal devices, as insulation for antennas to deliver 5G data speeds and as a coating for transparent monitors. Our consumer products include ZYM0201, a naturally derived non-DEET insect repellent, and we plan on partnering to create a microbial alternative to synthetic nitrogen fertilizer. We expect our biofacturing platform to be an engine of innovation and revenue generation, as we seek to develop new products in the same or adjacent sectors.
The market opportunity addressable by our biofacturing platform is enormous and diverse. Our bottom-up, industry-by-industry, application-by-application, analysis suggests that our total market opportunity is at least $1.2 trillion across 20 separate industries for our potential products, all ripe for disruption, and that the market opportunity of the first three industries we will pursue, electronics, consumer care and agriculture, is approximately $150 billion. We estimate, the display market alone for Hyaline was over $1 billion in 2020 and, according to Transparency Market Research, the global market for insect repellents is over $1.5 billion across sprays and other traditional formats. In addition, our consumer survey, which asked 2,750 adults between 18 and 65 years of age in the United States and an additional 6,000 consumers in five global markets as a follow up about their concerns about insects, their current behavior with insect protection and their interest in better insect repellent products, found that consumer need to repel insects is global, big and likely to get bigger with current solutions being unsatisfactory, suggesting that there is a large latent demand for better products and therefore we believe that the true market opportunity is much larger. We anticipate deploying our innovation engine to create decades of disruptive breakthrough products using a rigorous discipline to select new opportunities where there’s demand for new materials, where bio-based products have an advantage and where industries rapidly adopt new products.
The Evolution of our Business
We founded Zymergen in 2013 in the belief that biofacturing will lead to better products with better economics and a better world. In order to achieve this goal, we have taken deliberate steps to build our biofacturing platform, enhance our ability to unlock biology to manufacture our products, grow the volume and quality of our proprietary data and demonstrate validated results with partners and customers. In particular, we have pursued R&D service contracts with partners and integrated capabilities we have strategically acquired. Our early R&D service contracts validated our biofacturing platform’s ability to develop and optimize microbes for full-scale production. These programs have developed microbes which our partners have used to manufacture and sell over $1 billion worth of products made by microbes we developed and engineered. Further, these programs have generated proprietary data sets, which power our algorithms and provide a foundation for ongoing improvement.
Our overall strategy has led to the development of our biofacturing platform that has delivered a rich pipeline of novel products designed to answer the needs of a number of different industry verticals in ways traditional chemicals and materials companies cannot.
Below are key milestones in the development of our current product pipeline:
•
We signed our first revenue-generating R&D service contract in June 2014 with DARPA. This proof-of-concept contract led to follow on agreements and our participation in DARPA’s Living Foundries 1000 Molecules program, focused on the development of next-generation tools and technologies for engineering biological systems. While there is no longer any funding due to us in connection with the DARPA work, to date such work has generated over $23 million in revenue and has been a key step in the testing and validation of both the elements of our biofacturing platform focused on product discovery (including the predecessor system to the ZYmergen Navigator for Chemistry (ZYNC)) and establishing our own product pipeline across three primary industry verticals and our long-term strategy of serving numerous industry verticals. We do from time to time identify opportunities for funding through grants from government agencies and may pursue these in the future.

•
In September 2014, we entered into an R&D service contract with a multinational food processing company that focused on the improvement of a commercial production microbe used in the processing of an animal feed component. Pursuant to this arrangement, we demonstrated that our new approach, which involves systematically scanning the “dark matter” (or areas of the genome where you would not predict to find interesting functionality) of the genome, was a breakthrough in combining technology with biology to develop new products efficiently. This agreement has generated over $22 million in revenue, has yielded two improved production microbes, which performed as predicted and generated improved performance at greater than 150,000 liter scale, and a third production microbe is currently being assessed. We expect the completion of the assessment by the customer to be completed in the third quarter of 2021, which will bring this contract to a close. Over the next few years, we signed multiple R&D service contracts with numerous partners which contributed to the growth in the volume and quality of our proprietary data and further validated our biofacturing platform. Over the next few years, as we seek to grow our product sales and commercialize additional products, we expect revenue from R&D and collaboration arrangements to represent a smaller component of our total revenue. However, in the near term, we expect to continue generating revenue from R&D service agreements and collaborations and may in fact pursue additional arrangements with new or existing partners as we seek to enter new industry verticals.
•
We established our Products group in 2016 and their initial efforts focused on products for electronics, consumer care and agriculture. Through early conversations with electronics customers, we identified unmet customer needs and started building our pipeline of electronic films products. In parallel, we began developing our pipeline of consumer care and agriculture products.

•
We acquired Radiant Genomics, Inc. in December 2017, through which we acquired our metagenomics library, the Unified Metagenomics Database (UMDB). This extensive library enables the rapid isolation of novel enzymes, giving us the ability to reduce our costs. It also enables us to mine our library in an effort to create nature-based products that can support a number of verticals.

•
In 2019 we entered into a collaboration arrangement with Sumitomo Chemical for joint innovation of certain materials and applications of strategic interest to Sumitomo Chemical. Under this arrangement we have partnered with Sumitomo Chemical to bring together our ability to conceive and produce breakthrough products leveraging Sumitomo Chemical’s manufacturing and supply chain capabilities to significantly reduce the timeline to scale manufacturing of our electronic film products. We may enter into agreements similar to the collaboration arrangement with Sumitomo Chemical in the future. We may do this to help speed up the product development process or to utilize areas of expertise of specific partners.

•
In March 2020 we acquired EnEvolv, Inc. for their ultra-high throughput testing techniques which speed microbe development. The acquisition further enhances our biofacturing platform and supports rapid product development.

•
In December 2020, we launched our Hyaline product, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline).

Going forward, we will pursue our product sales strategy and also continue to work with partners to enter new industry verticals and explore new product opportunities that meet our strategic objectives.
How We Generate Revenue
Substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements aimed at developing, testing and validating our biofacturing platform by providing custom services for use only by the collaboration partner. While each revenue arrangement is unique, they typically include fixed fees, often paid in advance and recognized in deferred revenue until the services are performed. Other elements of these arrangements may include bonus payments for research milestones achieved and long-term royalty payments based upon the long-term economic benefit to the partner of our research. As a result, revenue from R&D service contracts and collaboration arrangements can fluctuate significantly from period to period.
Over the next few years, as we seek to grow our product sales and commercialize additional products, we expect revenue from R&D and collaboration arrangements to represent a smaller component of our total revenue. However, in the near term, we expect to continue generating revenue from R&D service agreements and collaborations and may in fact pursue additional arrangements with new or existing partners as we seek to enter new industry verticals.
Our long-term objective is to generate revenue from the sale of numerous breakthrough products across a variety of industries. Our first product in the electronics sector and first commercially available product is Hyaline which is sold to consumer electronics companies as a component that enables unique functionality in their devices. We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. The price point of our product will depend on its application, but we expect to price the product by requiring customers to commit to a minimum purchase quantity measured in thousands of square meters, with pricing typically set as dollars per square meter. We have a direct global sales force as well as a team of application engineers who enable our electronic film product sales. We also have a rich and growing pipeline of products across several industry sectors, as discussed in more detail below under “—Our Product and Product Pipeline.”
Launching fermentation-produced products or products with fermentation-produced components or ingredients is a key element of our strategy for lowering manufacturing costs and launching products desirable to our customers more quickly. In some cases, we may initially launch products using molecules we have identified during the design phase but which are first produced with non-fermentation based methods. We refer to this strategy as Launch Acceleration and expect to achieve commercial launch 12-24 months faster where this is possible. Launch Acceleration typically results in a higher cost of production than can be achieved with fermentation-based production. We temporarily absorb this cost as it is outweighed by the benefit of faster product launch. Our strategy is to use Launch Acceleration only where we believe we will be able to replace these non-fermentation produced biomolecules or components with fermentation-produced versions in 12-24 months. We have used Launch Acceleration successfully on our first product, Hyaline, which we have launched with a non-fermentation produced biomolecule sourced from a third party and are executing on a process to convert to a fermentation-produced molecule, which we expect to occur in 2022. In the context of our first three strategic verticals, we expect to use Launch Acceleration frequently for our electronics pipeline but rarely in consumer care or agriculture. As we expand into additional verticals, we will evaluate the benefits of Launch Acceleration on a case-by-case basis.
Following the launch of Hyaline, our global direct sales force and a team of application sales engineers are now working with customers on the extensive sale qualification process in which customers are able to validate the product and qualify it as a standard component in their final electronic devices. During this time, we are providing customers with samples of our products to be tested for use in their own products so they can determine whether to purchase our product. Based on our experience to date since the launch of Hyaline in December 2020, we expect the sale qualification process of our products (including Hyaline) to last 6-18 months, or longer, depending on the customer and end device requirements. We only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product, which is typically done on a purchase order basis rather than a long-term contractual commitment. In the case of Hyaline, we expect to begin generating revenue in the second half of 2021, which will be prior to the time we expect to convert the non-fermentation produced biomolecule to the fermentation-produced molecule, which we expect to occur in 2022. We do not expect our estimated revenue from Hyaline to be meaningfully impacted by the conversion to the fermentation-produced molecule. We expect other electronics products, including ZYM0101, which we expect to launch in 2023, to follow a similar 6-18 month qualification process following which we expect to generate revenue. For many of our consumer care and agriculture products, including ZYM0201 which we expect to launch in 2023, a product qualification process will not be similarly necessary because we intend to launch and sell those products directly to the end-user and expect to generate revenue upon launch. For our other products in development for which we do not currently have an anticipated launch date, we cannot predict when we expect to begin generating revenue from such products.
As we ramp the sale of new products, we expect to initially experience negative product gross margins. Material manufacturing process changes, including using our Launch Acceleration strategy, could also result in reduced or possibly negative margins. We expect the timing for achieving positive gross margins for any product will depend on the pace at which we achieve commercial scale for that product, which could take one year or more from when we begin generating revenue from such product. We expect our cost of product revenue to increase over time in absolute dollars and our gross margins will vary based on the volume and mix of products sold. We may not achieve the product gross margins that we anticipate.
We plan to grow our business in several ways. First, we plan to grow as we increase the market penetration of our launched products. Next, we plan to grow by launching additional products in our chosen verticals of electronics, consumer care and agriculture and by continuing to add new products to our pipeline in these verticals. And finally, we plan to grow by entering new markets. We plan to partner with industry leaders to enter these markets, as we believe this approach de-risks and accelerates our time to product launch. Today, we are working with various industry leaders and our strategy is to enter into partnerships with these leaders in the future.
We generally target products with a market opportunity that if successful, at scale, could support annual sales of greater than $150 million. We also expect that some portion of those products could be breakthrough products, but it is very hard in the materials market to predict beforehand which products those would be. In the long term, our goal is to launch multiple breakthrough products every year. We believe that our strategy will drive strong future revenue growth as our revenues from launched products increase and revenues from new product launches stack on top of each other.
Our Product and Product Pipeline

Zymergen’s pipeline of products in electronics, consumer care and agriculture.2
We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. We have 10 other products in development, consisting of three in electronics, four with consumer applications and three in agriculture. We are targeting one new product launch in 2022 and two product launches in 2023, with additional product launches in these and other industry verticals in subsequent years. The products in our pipeline were selected for development due to their high-value potential and have been designed with rapid market adoption in mind, which we believe positions us for strong revenue growth in the coming years.
If customer trials are successful, we believe Hyaline suggests the willingness and ability of customers to rapidly incorporate our products into their supply chains. Seamless customer integration and adoption is a key commercial principle for all our product development. ZYM0107, which we plan to launch in 2022, is the next product in our films franchise and is a high-performance optical film like Hyaline. ZYM0101, planned for launch in 2023, is a breakthrough film for flexible electronics, which is designed to be used to build foldable and rollable phones and personal devices, as insulation for antennas to deliver 5G data speeds and as a coating for transparent monitors. Our consumer products include ZYM0201, a naturally derived non-DEET insect repellent. In agriculture, we are
[2]
*Reflects target launch dates for these products. ** In order to accelerate product launch and meet customer demand, we launched Hyaline with a non-fermentation produced biomolecule sourced from a third party We are currently developing commercial scale processes so we can produce the molecule through fermentation at sufficient volumes and costs to support commercial manufacturing. We expect this process to be complete in 2022.

partnering to create a microbial alternative to synthetic nitrogen fertilizers, which are responsible for 5% of human-caused greenhouse gas emissions. While the products in our pipeline were selected for development due to their potential for high-value and rapid market adoption and recurring sales, the success of our product sales and related revenue will depend upon consumer and customer preferences and demand trends, the availability of manufacturing capacity and seasonal fluctuations.
Our Go-to-Market Strategy
Our biofacturing platform is designed to enable us to make products that solve a broad range of needs across a wide range of industries. We have worked to prioritize and identify a subset of industries to initially target, and a set of applications within those industries for which we will design molecules and products. We first identify markets based on the following criteria: (a) applications where bio-based materials enable differentiated advantages; (b) high-value segments where we believe attractive margins are achievable; and (c) industries that bring new products to market efficiently, where our approach enables faster timelines or where we can leverage partnerships to advance favorable economics. Additionally, we look for products that have significant adjacencies–once a product is commercially successful within a specific application in an industry, it can be further developed and modified into a series of products within that industry and used in analogous applications in other industries. This range of criteria led to our initial three target markets: electronics, consumer care and agriculture.
We plan to follow the same go-to-market strategy in all our end markets. First, we plan to approach all parts of the value chain, from end-customers to brand owners and OEMs of varying sizes and speed to all their key suppliers, which will allow us to understand all the key buying decisions and potential blockers in the value chain. Then we plan to target the fastest moving customers—who are usually smaller players—for initial sales. Finally, we plan to build volumes over time, expanding into larger, slower moving customers and identifying adjacent use cases.
Our goal is to grow future revenue by increasing market penetration with our existing products, launching new products in our target industries of electronics, consumer care and agriculture and entering new industry verticals through partnerships with industry leaders. Entering new industries or developing new types of products can bring new risks and can require capabilities that we do not yet possess. We use partnerships to reduce the risk and to develop the required capabilities. These partnerships contribute to both our commercial success when we partner with or sell to these companies and by providing access to needed capabilities as we enter into new markets. One such example is our partnership with Sumitomo Chemical for our electronic films. As part of this partnership, we have generated collaboration revenue through the joint innovation of certain materials and applications of strategic interest to Sumitomo Chemical. Under this arrangement R&D costs are shared equally between the parties with settlement of such amounts on a quarterly basis. By partnering with Sumitomo Chemical, we significantly reduced the timeline to scale manufacturing of our Hyaline product.
Consistent with our practice to date, we expect that in the future we may pursue partnering arrangements with large, established players in the new verticals we target. This approach is intended both to de-risk and make more efficient the product development process and eventual launch of the product.
We organize our commercial efforts by industry vertical. Our sales teams, which are led by veterans with experience in the relevant industry, consist of business developers focusing on finding and developing, via the exchange of technical data, ways to specify our products in applications for potential customers. Once we have produced the product to the required specifications, our sales team engages in sales efforts to market and sell the product, while continuing to work with our R&D team to identify and develop future product specifications.
In the near term, our main focus is on the electronics vertical, particularly generating revenue from the sales of Hyaline, while also understanding the opportunity of ZYM0101 and ZYM0107. At this point, ZYM0101 commercial development is limited, as this is a main focus area of R&D. We are following, and expect to continue to follow, this model for our other product verticals, including consumer care and agriculture.
Our sales team for our electronics products include people based in the United States, Japan, Taiwan and the Netherlands. We expect to expand the sales team for electronics over time while also growing sales teams for other product launches.
Our International Operations
In 2019, approximately 74% of our total revenue was derived from North America (all from the United States), approximately 23% from Asia (approximately 17% from Japan and approximately 6% from South Korea) and approximately 3% from Europe. In 2020, approximately 46% of our total revenue was derived from North America (all from the United States), approximately 36% from Asia (all Japan) and approximately 18% from Europe.
To date, we have resources in the United States, Japan and Taiwan, where we have established subsidiaries, along with the Netherlands and Hong Kong. Further, we have established a subsidiary in Spain that supports some of the R&D efforts of one of our contracts.
Our future international expansion is likely to include the establishment of personnel and business operations hubs in both Asia and Europe, as well as expansion into other geographic segments where we see market opportunity for our products. We expect to complete a business plan to review the case for the establishment of the Asian and European operations hubs during 2021 with a view to set up by mid-2022.
Our Growth Strategy and Need for Additional Capital
While substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements, we launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We generated revenue of $15.4 million from our R&D service and collaboration agreements in 2019 and $13.3 million in 2020. Since our inception, we have incurred significant operating losses. Our ability to generate sufficient product revenue to achieve profitability will depend heavily on our ability to successfully commercialize Hyaline and the development, launch and commercialization of additional products. We generated a net loss of $236.8 million and $262.2 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we had an accumulated deficit of $511.5 million and $773.7 million, respectively. We expect to continue to incur significant expenses for at least the next several years. Furthermore, upon the closing of this offering, we expect to continue to incur additional accounting, legal, compliance, investor relations and other costs associated with operating as a public company.
As a result, we will need substantial additional funding to pursue our growth strategy and support continuing operations. Until such time as we can generate significant revenue from product sales or other customer arrangements to fund operations, we expect to use proceeds from the issuance of equity, debt financings or other capital transactions. We may be unable to increase our revenue, raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development, launch and commercialization of one or more of our product opportunities and other strategic initiatives.
As of December 31, 2019 and 2020, we had $143.6 million and $210.2 million in unrestricted cash and cash equivalents, respectively. In 2020, we received net cash proceeds of $293.0 million from the sale of shares of Series D convertible preferred stock.
In the future, we will need to raise additional capital to pursue our growth strategy and support continuing operations. If sufficient funds on acceptable terms are not available when needed, we will be required to significantly reduce our operating expenses. As of December 31, 2020, we concluded that this circumstance raises substantial doubt about our ability to continue as a going concern. We are subject to various covenants related to the Perceptive Credit Agreement and given the substantial doubt about our ability to continue as a going concern there is a risk that we may not meet our covenants in the future. See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for additional information. Similarly, in its report on our financial statements for 2020, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.
After taking into account the anticipated net proceeds from this offering, we expect that our existing cash, cash equivalents and short-term investments will be sufficient to fund our planned operating expenses, capital expenditure requirements and debt service payments through at least the next 12 months after the closing of our initial public offering.
Key Factors Affecting Our Performance
We believe that our financial performance has been and in the foreseeable future will continue to be primarily driven by the following factors, all of which we consider to be important growth levers for us:
•	generating sales of Hyaline, a high-quality optical film designed for use in the electronics market, which is the first product we launched in December 2020;
•	strengthening our films product sales pipeline by attracting new customers;

•	building our sales and marketing organization;
•	ramping films production volume by ensuring sufficient manufacturing capacity;
•	continuing to perform under our existing R&D services and collaboration arrangements;
•	launching and commercializing the next target products in our product pipeline, particularly those targeted for launch in 2022 and 2023;
•
commercializing the fermentation-produced version of Hyaline and any future bio-based products or products with bio-based components or ingredients initially launched with non-fermentation produced components, and achieving the product gross margins that we anticipate therefrom;

•	continuing to grow and expand our product pipeline by investing in pipeline R&D and expanding into new industries through partnerships; and
•	continuing to invest in our biofacturing platform to accelerate the time from product concept to launch, expand the scope of our technology and deepening the richness of our datasets.
Impact of COVID-19 on our business
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 caused by a novel strain of coronavirus as a pandemic, which continues to spread throughout the United States and around the world. Since then, extraordinary actions have been taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 throughout the world. These actions include travel bans, quarantines, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.
Consistent with the actions taken by governmental authorities, including in California, where we are headquartered and most of our workforce is located, we have taken steps to protect our workforce and support community efforts. As part of these efforts, and in accordance with applicable government directives, we initially reduced and then temporarily suspended on-site operations at our facilities in Emeryville and Boston in late March 2020. In addition, we began restricting non-essential travel and temporarily reduced salaries of our executives. As a result of the travel restrictions, we limited in-person sales and marketing activities.
Starting in late March 2020, approximately half of our employees and contractors were able to complete their duties from home, which enabled much critical work to continue, including data science, software development, sales and general and administrative activities. The remainder of our workforce was either unable to perform, or were partially limited in performing, their normal duties, from home. In June 2020, on-site operations resumed for those unable to perform their duties at home. We resumed modified operations that conform to the COVID-19 health precautions. This includes universal facial covering requirements, rearranging facilities to follow social distancing protocols, conducting active daily health checks and undertaking regular and thorough disinfecting of surfaces and tools. These precautionary actions have led to staff absentees due to quarantining, the need to adopt different employee shift patterns, additional costs associated with the provision of personal protective equipment and COVID-19 testing and lower equipment utilization to permit social distancing.
The pandemic has caused substantial disruption in global supply chains. We have experienced shortages in some of our key supplies, including materials required in our labs. In order to minimize the risk of this in 2021, we added alternate suppliers and purchased several months of certain inventory lines at the end of 2020. This has led to a large increase in storage requirements and related costs but has enabled us to avoid a further disruption in our lab operations to date.
In addition, the inability to travel has delayed the establishment of our Hyaline manufacturing capacity and delayed the process of selecting and vetting CMOs for our ZYM0201 insect repellent product. For example, we experienced delays of approximately three months in capital projects at our new U.S. CMO site for our Hyaline product and at a key supplier of a raw material for Hyaline and ZYM0107.
As a result of the restrictions, we experienced a partial suspension in servicing our R&D services contracts, and the development of our own products. This occurred for the duration of the suspension of our on-site operations and for a period afterward as we ramped the operation back up and adopted the new work practices. This resulted in an approximate reduction in R&D services revenue of $0.7 million from existing contracts, not recognized before the year ended December 31, 2020. In addition, we suffered a delay in establishing our Japan manufacturing capacity, which in turn led to delays in launching Hyaline. We have also suffered a delay in the establishment of our U.S.

manufacturing capacity for Hyaline. However, Hyaline production became fully operational in Japan in December 2020 and we have continued to develop our product sales pipeline, despite the restrictions on travel and the restrictions on in-person meetings.
Following the launch of Hyaline, we have also experienced delays in the product qualification process due to the limitations on travel and the restrictions on work practices. Difficulties and delays such as those we have experienced and may experience in the future may prevent us from meeting our operating and financial goals, both in general and within our targeted timelines, and may cause our revenues and operating results to fluctuate from period to period. To date, we have not experienced any impairments of any of our assets as a result of the pandemic.
We are following, and plan to continue to follow, recommendations from federal, state and local governments regarding workplace policies, practices and procedures. The pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could adversely affect our business, operations and ability to raise funds to support our operations. We are continuing to monitor the potential impact of the pandemic, including on global supply chains for some of our lab materials and manufacturing capacity, but we cannot be certain what the overall impact will be on our business, financial condition, results of operations and prospects on a go-forward basis.
On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act (the CARES Act) which, among other things, permits the deferral of the employer’s portion of social security tax payments between March 27, 2020 and December 31, 2020. As of December 31, 2020, approximately $3.7 million of employer payroll tax payments were deferred with 50% due by December 31, 2021 and the remaining 50% by December 31, 2022. Additionally, The CARES Act provides an employee retention credit (“CARES Employee Retention credit”), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through year end. The Company qualifies for the tax credit and adopted a policy to recognize the CARES Employee Retention credit when earned and to offset the credit against the related expenditure. Accordingly, during the fiscal year ended December 31, 2020, the Company recorded $1.3 million related to the CARES Employee Retention credit on the Company’s Consolidated Statement of Operations.
On May 13, 2020, the Company announced a workforce reduction and restructuring of approximately 10% of our workforce. The reduction and restructuring resulted in an expense of $1.1 million as of December 31.
Components of Results of Operations
Revenue
Product Revenue. We generate product revenue from the sale of the products we biofacture. To date, we have generated de minimis product revenue, consisting of selling samples of Hyaline to potential customers in December 2020. Revenue from product sales is recognized as a distinct performance obligation with the selling price to the customer recorded net of discounts and allowances. Revenue is recognized at a point in time when control of the promised goods or services has passed to the customer, which typically is upon shipment of the products. We record all amounts billed to customers in a sales transaction related to shipping and handling as revenue.
Research and Development Service Agreements Revenue. We earn revenue by engaging in R&D services to help our customers improve the economics of their bio-based products. In addition, the R&D services provided to our customers test and validate our biofacturing platform. We account for R&D service contracts when we have approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The research term of the contracts spans typically over several quarters and the contract term for revenue recognition purposes is determined based on the customer’s rights to terminate the contract for convenience. Over the longer-term, as and to the extent we grow our product sales and commercialize additional products, we expect revenue from R&D services to represent a smaller component of our total revenue.
Collaboration Revenue. Our collaboration revenue relates primarily to our collaboration agreement with Sumitomo Chemical. Our agreement with Sumitomo Chemical includes provision of R&D services by us through the joint innovation of certain materials and applications of strategic interest to Sumitomo Chemical. Under this arrangement R&D costs are shared equally between the parties with settlement of such amounts on a quarterly basis. Amounts received for those services are classified as collaboration revenue as those services are being rendered because those services are considered to be part of our ongoing major operations.

Cost of Service Revenue
Cost of service revenue represents costs we incur to service our contract research efforts pursuant to our R&D service contracts, as well as certain costs allocable to our Sumitomo Chemical collaboration arrangement. Costs include both internal and third party fixed and variable costs including labor, materials and supplies, facilities and other overhead costs.
Operating Expenses
Our operating expenses are classified in the following categories: research and development, sales and marketing and general and administrative. For each of these categories, the largest component is personnel costs, which includes salaries, employee benefit costs, bonuses and stock-based compensation expenses. In addition, in 2019 we recognized expense associated with a lease termination.
Research and development. Uncertainties inherent in the research and development of customer products preclude us from capitalizing such costs. Research and development expenses include personnel costs, the cost of consultants, materials and supplies associated with research and development projects as well as various laboratory studies. Indirect research and development costs include depreciation, amortization and other indirect overhead expenses.
We expect research and development expenses to increase as we continue to develop new products through investments in our biofacturing platform and product pipeline.
Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, costs of general marketing activities and promotional activities, travel-related expenses and other indirect overhead costs. We expect that our sales and marketing expenses will increase as we expand our sales and marketing efforts, our commercial capability and our brand awareness and customer base through targeted marketing initiatives. We plan to invest in sales and marketing initiatives to generate consumer awareness and sales of our new product launches.
General and administrative. Our general and administrative expenses consist primarily of personnel costs for our executive, finance, corporate and other administrative functions, intellectual property and patent costs, facilities and other allocated expenses, other expenses for outside professional services, including legal, human resources, audit and accounting services and insurance costs. We expect our general and administrative expenses to increase as a result of operating as a public company, including additional costs to comply with the rules and regulations of the SEC and stock exchange rules; for legal and auditing services; for additional insurance; for investor relations activities; and for other administrative and professional services. We also expect our intellectual property expenses to increase as we expand and protect our intellectual property portfolio.
Loss on lease termination. Loss on lease termination includes the one-time lease termination fee paid on the termination of a property lease along with the net cost to write off related built-to-suit assets and liabilities and previously capitalized construction-in-progress.
Interest income
Interest income consists of income earned from our cash, cash equivalents and short-term investments.
Interest expense
Interest expense consists of interest incurred from our term loan along with the amortization of loan initiation fees and lender warrant expense.
Loss on extinguishment of debt
Loss on extinguishment of debt includes end-of term payments and prepayment fees payable on the termination of a loan prior to its maturity.
Change in fair value of warrant liability
The change in the fair value of the warrant liability is due to the increase in the value of the underlying preferred Series C Preferred Stock. The warrants were issued in December 2019, therefore, no change in fair value occurred in 2019 from issuance to year-end. The change in value in the year ended December 31, 2020 reflects the change in fair market value of the underlying preferred Series C Preferred Stock through that period.

Other income (expense), net
Other income (expense), net relates to miscellaneous other income and expense and foreign currency gains and losses.
Provision for Income Taxes
Provision for income taxes consists primarily of minimum tax payments at the state level and income taxes paid outside of the United States for our overseas subsidiaries. The factors that most significantly impact our effective tax rate include realizability of deferred tax assets, changes in tax laws, variability in the allocation of our taxable earnings among multiple jurisdictions, the amount and characterization of our research and development expenses, the levels of certain deductions and credits, acquisitions and licensing transactions.
We have various federal and state net operating loss carryforwards as well as federal and state research and development tax credit carryforwards. Utilization of some of the federal and state net operating loss and research and development tax credit carryforwards are subject to annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization.
Results of Operations for the Years Ended December 31, 2019 and December 31, 2020
The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our total revenue:

	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands, except per share and share data)
Product revenue	$—	$2	$2	100%
Revenue from research and development service agreements	13,234	9,788	(3,446)	(26)%
Collaboration revenue	2,185	3,494	1,309	60%
Total revenue	15,419	13,284	(2,135)	(14)%
Costs and operating expenses:
Cost of service revenue(1)	102,640	84,818	(17,822)	(17)%
Research and development(1)	50,717	90,852	40.135	79%
Sales and marketing(1)	24,138	18,627	(5,511)	(23)%
General and administrative(1)	61,247	60,076	(1,171)	(2)%
Loss on lease termination	13,790	—	(13,790)	(100)%
Total costs and operating expenses	252,532	254,373	1,841	1%
Loss from operations	(237,113)	(241,089)	(3,976)	(2)%
Interest income	4,921	492	(4,429)	(90)%
Interest expense	(2,943)	(10,960)	(8,017)	(272)%
Loss on change in fair value of warrant liability	—	(10,229)	(10,229)	(100)%
Loss on extinguishment of debt	(1,810)	—	1,810	100%
Other income (expense), net	150	(457)	(607)	(405)%
Loss before income taxes	(236,795)	(262,243)	(25,448)	(11)%
Income taxes	(8)	49	57	713%
Net loss and comprehensive loss	$(236,803)	$(262,194)	(25,391)	(11)%
Net loss per share attributable to common stockholders, basic and diluted	$(7.31)	$(7.15)	$0.16	2%
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,375,409	36,654,165	—	—
(1)	Includes stock-based compensation expense as follows:
	Year ended December 31,
	2019	2020
	(in thousands)
Cost of service revenue	$919	$1,179
Research and development	669	1,343
Sales and marketing	904	468
General and administrative	1,520	1,839
Total	$4,012	4,829

Comparison of the Year Ended December 31, 2019 and 2020
Revenue
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Product revenue	$—	$2	$2	100%
Revenue from research and development service agreements	13,234	9,788	(3,446)	(26)%
Collaboration revenue	2,185	3,494	1,309	60%
Total Revenue	$15,419	$13,284	$(2,135)	(14)%
Product revenue was $2,000, in the year ended December 31, 2020 compared to $0 in the same period of the prior year. Our product revenue consisted of the sample sale of Hyaline for product qualification, during the year ended December 31, 2020. No product revenue was recognized during the year ended December 31, 2019.
Revenue from research and development service agreements decreased by $3.4 million, or 26%, in the year ended December 31, 2020 compared to the same period of the prior year. This decrease was primarily due to the following:
•	$3.9 million decrease as a result of contracts terminating or completing in 2019 and 2020;
•	$3.0 million decrease as a result of a contract strain delivery in 2019 without the same delivery requirement in 2020;
•	$0.8 million decrease due to a reduction in contractual requirements under our DARPA contract in 2020 as compared to 2019; and
•	$0.3 million decrease due to the impact of the COVID-19 lab shutdown.
Off-set by:
•	$2.3 million increase in revenue from new contracts. This is net of an additional $0.4 million reduction due to the COVID-19 lab shutdown;
•	$1.2 million increase in revenue from contract performance bonus; and
•	$1.0 million increase as a result of the acquisition of EnEvolv Inc.
Collaboration revenue increased by $1.3 million, or 60%, in the year ended December 31, 2020 compared to the same period of the prior year. This increase was primarily due to the increased research activity under the partnership with Sumitomo Chemical.
Cost of Revenue
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Cost of service revenue	$102,640	$84,818	$(17,822)	(17)%
Total cost of revenue	$102,640	$84,818	$(17,822)	(17)%
Cost of service revenue decreased by $17.8 million, or 17%, in the year ended December 31, 2020 compared to the same period of the prior year. This decrease was primarily due to $3.9 million decrease in labor cost, $9.2 million decrease in disposable lab equipment, driven by programs that were terminated or completed in the year ended December 31, 2019 or the year ended December 31 2020, and the lower introduction of new comparable programs during the year ended December 31, 2020. A reduction of $2.6 million in rent expense allocated to cost of service revenue was driven by the reduction in headcount, associated with a shift of the platform activities to research and development on our own product. The remainder of the reductions in spend related to travel, staff meals and office supplies. This decrease was also attributable to a refocus of resources on development of our products.

Operating Expenses
Research and development
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Research and development	$50,717	$90,852	$40,135	79%
Research and development expense increased by $40.1 million, or 79%, in the year ended December 31, 2020 compared to the same period of the prior year. The overall increase is primarily due to the increase in resources allocated to our own product development from customer research and development activities, along with the further development of new products in our product pipeline. The overall increase includes $17.1 million increase in labor cost and $6.4 million increase in disposable lab equipment, largely attributable to the development of Hyaline, ZYM0107, ZYM0101 and ZYM0301 products, which have all surpassed the design stage of their development. In addition, there has been a $9.9 million increase in expense related to utilization of subcontractors in developmental production. Further, there has been a $2.5 million increase in allocated rent and $4.5 million increase in depreciation attributable to new equipment and leasehold improvements entered into service throughout 2019 and 2020.
Sales and marketing
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Sales and marketing	$24,138	$18,627	(5,511)	(23)%
Sales and marketing expense decreased by $5.5 million, or 23%, in the year ended December 31, 2020 compared to the same period of the prior year. This decrease was primarily due to $4.7 million decrease in expense related to subcontractors due to a related contract ended during the year ended December 31, 2019. This subcontractor arrangement was focused on the development of customer R&D Service Revenue contracts in 2019. In addition, there was a $1.8 million decrease in other expenses such as travel, meals and office supplies, largely as a result of COVID-19 travel restrictions. This was partially offset by $0.8 million increase in labor costs as a result of headcount increase in 2020, as we ramp our sales and marketing efforts on our products.
General and administrative
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
General and administrative	$61,247	$60,076	$(1,171)	(2)%
General and administrative expense decreased by $1.2 million or 2%, in the year ended December 31, 2020 compared to the same period of the prior year. The decrease in general and administrative expenses was primarily attributable to the following:
•	$3.6 million increase in legal, regulatory, patent and accounting service fees;
•
$1.1 million approximate net increase in costs related to the impact of COVID-19. This included $3.5 million of costs of personnel, equipment and rent allocated to G&A during the lab operation shutdown in spring 2020. This is offset by $2.4 million in savings in travel expenses, kitchen supplies, catered meals and other costs avoided as a result of the closure and the on-going reduced staff numbers on site; and

•
$1.4 million increase in employee performance bonus costs and stock option expense, offset by a $1.6 million decrease in salary costs for general and administrative staff due to lower headcount apportioned to G&A;

Off-set by:
•	$3.0 million decrease in consultancy and external recruitment fees;
•	$2.4 million decrease in facilities costs due to savings following the 2019 leases exit and a reduction in non-capitalized furniture and fixtures; and
•	$1.0 million decrease in computer supplies and software subscriptions.

Loss on lease termination
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Loss on lease termination	$13,790	$—	$(13,790)	(100)%
Loss on lease termination expense decreased by $13.8 million, or 100%, in the year ended December 31, 2020 compared to the same period of the prior year. This decrease was due to a loss on lease termination as a result of us terminating two of our leases during the year ended December 31, 2019. No loss on lease termination was recognized during the year ended December 31, 2020.
Interest income (expense)
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Interest income	$4,921	$492	$(4,429)	(90)%
Interest expense	(2,943)	(10,960)	(8,017)	(272)%
Net interest income	$1,978	$(10,468)	(12,446)	(629)%
Interest income decreased by $4.4 million, or 90%, in the year ended December 31, 2020 compared to the same period of the prior year. This decrease was primarily due to a reduction in the principal balance held in certain money market funds combined with a decrease in overall market interest rates.
Interest expense increased by $8.0 million, or 272%, in the year ended December 31, 2020 compared to the same period of the prior year. This increase was primarily due to the extinguishment of our term loan agreement with Silicon Valley Bank and entering into the Perceptive Credit Agreement. This refinancing increased the interest rate from 5% to 11.5% and increased the principal amount of debt outstanding, thereby increasing interest expense.
Loss on change in fair value of warrant liability
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Loss on change in fair value of warrant liability	$—	$(10,229)	$(10,229)	(100)%
Loss on change in fair value of warrant liability increased by $10.2 million, or 100%, in the year ended December 31, 2020 compared to the same period of the prior year. This increase was primarily due to the increase in the value of the underlying preferred Series C Preferred Stock. The warrants were issued in December 2019, therefore, no change in fair value occurred in 2019 from issuance to year-end.
Loss on extinguishment of debt
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Loss on extinguishment of debt	($1,810)	$—	$1,810	100%
Loss on extinguishment of debt decreased by $1.8 million, or 100%, in the year ended December 31, 2020 compared to the same period of the prior year. This decrease was primarily due to the extinguishment of our term loan agreement with Silicon Valley Bank, which required a $0.9 million prepayment of the equipment loan, a $0.6 million final payment of the growth capital loans that were unaccrued at the time of payment and $0.1 million related to the acceleration of debt discount amortization. No such extinguishment occurred during the year ended December 31, 2020.
Income Taxes
	Year ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Income taxes	$(8)	$49	$57	713%

Income taxes decreased by $0.06 million, or 713 % in the year ended December 31, 2020 compared to the same period of the prior year.
Liquidity and Capital Resources
From our inception through December 31, 2019 we had not generated any revenue from product sales and had incurred significant operating losses and negative cash flows from our operations as we developed our biofacturing platform. We began generating initial product revenue in December 2020.
To date, we have financed our operations primarily with proceeds from the sale of convertible preferred shares, proceeds from debt arrangements and revenue from R&D service and collaboration arrangements.
In December 2019 we entered into and in February 2021 we amended and restated the Perceptive Credit Agreement for a senior secured delayed draw term loan facility in an aggregate principal amount of $100.0 million, with $85.0 million available on the closing date and $15.0 million available after the closing but prior to September 30, 2021 subject to two milestones. The Perceptive Credit Agreement carries a variable interest rate which is the sum of 9.25% plus the greater of the one-month LIBOR and 2.25%. The Perceptive Credit Agreement matures in December 2024 at which time all borrowings are due and payable. We are currently in compliance with our covenants under the Perceptive Credit Agreement.
As of December 31, 2019, we had a balance of $143.6 million of unrestricted cash and cash equivalents. In 2020, we issued Series D convertible preferred stock for aggregate gross proceeds of $296.0 million. As of December 31, 2020, we had a balance of $210.2 million of unrestricted cash and cash equivalents.
Capital expenditures were $28.5 million in the year ended December 31, 2019 and were related primarily to the purchases of machinery and equipment as well as to certain leasehold improvements. Capital expenditures were $21.3 million in the year ended December 31, 2020 and were related primarily to the purchases of machinery and equipment as well as to certain leasehold improvements. We expect capital expenditures to increase on an absolute dollar basis in the short-term as we continue to develop new products.
Our primary uses of capital are, and we expect will continue to be for the near future, personnel costs, product pipeline development and commercialization costs, platform development costs, laboratory and related supplies, legal, patent and other regulatory expenses and general overhead costs. We may also pursue acquisitions, investments, joint ventures and other strategic transactions.
We will need substantial additional funding to pursue our growth strategy and support continuing operations. Until such time as we can generate significant revenue from product sales or other customer arrangements to fund operations, we expect to use proceeds from the issuance of equity, debt financings or other capital transactions. We may be unable to increase our revenue, raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product opportunities and other strategic initiatives.
In the future, we will need to raise additional capital to pursue our growth strategy and support continuing operations. If sufficient funds on acceptable terms are not available when needed, we will be required to significantly reduce our operating expenses. As of December 31, 2020, we concluded that this circumstance raises substantial doubt about our ability to continue as a going concern.
We are subject to various covenants related to the Perceptive Credit Agreement and given the substantial doubt about our ability to continue as a going concern there is a risk that we may not meet our covenants in the future.
See “—Our Growth Strategy and Need for Additional Capital” for a discussion of our need for substantial additional capital to pursue our growth strategy.

Cash flows
The following table summarizes our cash flows for the periods presented:
	Year ended December 31,
	2019	2020
	(in thousands)
Net cash (used in) provided by operating activities	$(195,558)	$(223,198)
Net cash (used in) provided by investing activities	$(22,852)	$(17,048)
Net cash (used in) provided by financing activities	$37,601	$297,014
Net Cash (Used in) Provided by Operating Activities
The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of operating assets and liabilities, which are generally attributable to timing of payments, and the related effect on certain account balances, operational and strategic decisions and contracts to which we may be a party.
Cash used in operating activities for the fiscal year ended December 31, 2020 of $223.2 million primarily related to our net loss of $262.2 million, adjusted for non-cash charges of $35.0 million and $4.0 million due to changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment, stock-based compensation and bad debt expense. Changes in operating assets and liabilities reflected a $5.2 million increase in net cash inflows, resulting primarily from increase in accrued and other liabilities, deferred revenue, deferred rent and other long-term liabilities, partially offset by a $1.0 million increase in billed and unbilled accounts receivable, $2.7 million increase in inventories, $0.4 million increase in other current assets and $4.4 million decrease in accounts payable.
Cash used in operating activities for the fiscal year ended December 31, 2019 of $195.6 million primarily related to our net loss of $236.8 million, adjusted for non-cash charges of $39.2 million and net cash inflows of $2.0 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment, a loss on lease termination, stock-based compensation and an issuance of preferred stock for services rendered. The main drivers of the changes in operating assets and liabilities related to a $3.1 million increase in deferred rent, resulting primarily from the impact of straight-line rent recognition and lower rents in the front-end of leases; a $2.2 million decrease in accounts receivable, resulting primarily from timing differences in customer billings and cash receipts; a $1.0 million net increase in accounts payable and accrued and other liabilities, resulting primarily from the growth in business operations; and a $0.3 million decrease in deposits, resulting primarily from the reduction in security deposits on leased buildings. These cash inflows were partially offset by cash outflows, consisting of a $2.3 million increase in prepaid expenses, resulting primarily from timing of payments for software licenses and the impact of the growth of the business; a $0.9 million increase in inventories, resulting primarily from the growth in our business operation, a $0.9 million increase in other current assets; a $0.4 million decrease in deferred revenue, resulting primarily from the timing of customer contract billings; and a $0.1 million increase in accounts receivable, unbilled.
Net Cash (Used in) Provided by Investing Activities
Cash used in investing activities was $17.0 million for the year ended December 31, 2020 related to the purchase of property and equipment.
Cash used in investing activities was $22.9 million for the year ended December 31, 2019 related to the purchase of property and equipment, of which a substantial majority related to purchases of laboratory equipment and facilities improvements.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was $297.0 million for the year ended December 31, 2020, which consisted primarily of proceeds from preferred stock issuance and exercise of common stock options.
Net cash provided by financing activities was $37.6 million for the year ended December 31, 2019, which consists of proceeds from long-term debt, the issuance of preferred stock in January 2019 and the exercise of common stock options, offset by payments on long-term debt and build to suit lease obligations.

Off Balance Sheet Arrangements
As of December 31, 2019 and 2020, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off balance sheet arrangements or other purposes.
Critical Accounting Policies
We prepare our financial statements in conformity with generally accepted accounting principles in the United States, or GAAP. The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions and judgments to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.
Revenue Recognition
Effective January 1, 2019, we adopted the requirements of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers using the full retrospective method. We evaluated the impact on revenue, net loss and comprehensive loss for all periods presented and concluded that there was no material impact on our consolidated financial statements for all periods presented. We have elected the following practical expedients which did not have a material impact on the adoption:
•	To not restate contracts that begin and are completed in the same annual reporting period; and
•
For modified contracts, we need not separately evaluate the effects of each of the contract modifications before the beginning of the earliest period presented. Instead, we may reflect the aggregate effect of all of the modifications that occur before the beginning of the earliest period presented in determining the transaction price, identifying the satisfied and unsatisfied performance obligations and allocating the transaction price to the performance obligations.

Our revenue consists of product revenue, research and development service agreement revenue and collaboration revenue.
Product Revenue. We recognize revenue from product sales as a distinct performance obligation with the selling price to the customer recorded net of discounts and allowances. Revenue are recognized at a point in time when control of the promised good or service has passed to the customer, which typically is upon shipment of the products. We offer limited rights of return generally related to damaged goods. We estimate the amount of our product sales that may be returned by our customers and record this estimate as a reduction of revenue in the period the related product revenue is recognized. The amount of variable consideration is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Variable consideration requires significant judgment by management. If our estimates differ significantly from actuals, we will record adjustments that would affect product sales in the period of adjustment. We record all amounts billed to customers in a sales transaction related to shipping and handling as revenue. We record costs related to shipping and handling in cost of product sold.
Research and Development Service Agreement Revenue. We earn revenue by engaging in R&D service contracts to help our customers improve the economics of their bio-based products. Our R&D service contracts generally consist of fixed-fee multi-phase research terms with concurrent value-share and/or performance bonus payments based on developing an improved microbe. Each customer may have specific requirements for end-of-phase acceptance.
We account for R&D service contracts when the contract has approval and commitment from both parties, the rights of the parties and, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. R&D service contracts with customers are generally in the written form of an agreement or a binding term sheet, which outline the services we will perform to our customers, the intellectual property rights (“IP”) resulting from our services, other terms and conditions and the agreed upon price. We assess collectability based on a number of factors, including past transaction history with the same customer and creditworthiness based on qualitative and quantitative public information. We do not offer concessions or other discounts that would impact the assessment. The research term of the contracts typically spans over several quarters and the contract term for revenue recognition purposes is determined based on the customer’s rights to terminate the contract for convenience. The determination whether the termination penalty is substantial is a matter of significant judgment and directly impacts the length of the contract term and the consideration to be potentially included in the transaction price. This judgement considers the quantitative magnitude of the termination penalty and qualitative factors such as our understanding of the customer’s objectives in contracting for the R&D service.
In R&D service agreements, the customer contracts for a best effort multi-phase or milestone-based service, where we, through the services performed, create the IP which will be licensed back to the customer through the delivery of an improved microbe. Due to the substantial modification of the IP through the R&D services and the mutual interdependence between the two, R&D service agreements often result in the identification of a single combined performance obligation that is comprised of a series of distinct R&D activities that move the R&D forward in order to meet the agreement’s commercial objective.
The transaction price in a contract reflects the amount of consideration to which we expect to be entitled in exchange for goods or services transferred. R&D service agreements generally have fixed fees associated with the services provided that are earned through the initiation of another period of R&D services outlined in the customer agreement. At the start of an agreement, the transaction price usually consists of only the fixed service fees applicable to the contract term determined. Other payment types, typically consisting of performance bonuses or value share payments, are constrained until those payments become probable or are earned, using estimates discussed below. For contracts with acceptance clauses, we evaluate the constraint on variable consideration and do not recognize revenue for any efforts expended during the contract term until the related uncertainty of customer’s evaluation is resolved, which generally is when acceptance is received from the customer. The total transaction price is reassessed at each reporting period to determine if additional payments should be included in the transaction price.
Performance bonuses and value share payments are the most common type of variable consideration. Performance bonuses are paid when an improved microbe reaches a predefined performance level and can be a fixed amount or a range of payments dependent on the level of improvement in the microbe. We recognize performance bonuses either using the most likely amount or the expected value method depending on the structure of the performance bonus. We include the performance bonus payment in the transaction price once it is probable that the performance level will be achieved. Most often, we do not consider the performance bonus payments probable until the customer confirms the performance level of the microbe. This determination is usually based on a customer specific measurement. Value share payments are evaluated whether they meet the definition of a royalty payment. We recognize royalty revenue at the later of (a) when the related sales occur, or (b) when the performance to which some or all of the royalty has been allocated has been satisfied. If the value share payment does not meet the definition of a royalty payment, it is included in the transaction price when it becomes probable and is estimated using the expected value method.
Customers transfer licenses to us for use to perform the R&D services. As these licenses are limited in use for the research project, we do not deem them to be noncash consideration which would need to be measured at fair value and included in the transaction price. We have not adjusted the transaction price for significant financing components since the time period between the transfer of services and payment is less than one year.
Our R&D service agreements often include a single combined performance obligation; therefore, fixed fees are allocated to the single identified performance obligation. We allocate variable consideration to the distinct service period that forms part of the single performance obligation identified, which is generally the corresponding time period in which the R&D services for such modified microbe were completed.
We recognize revenue over time or at a point in time. Substantially all of our revenue related to current research and development performance obligations is recognized over time, because control transfers continuously to our customers. In most R&D service agreements the customer simultaneously receives and consumes the benefits provided by our performance and we receive payment from the customer quarterly. The performance of the services enhances the value of the IP and advance development as the work is being performed. The licensing obligations requires us to convey the results of the work to the customer as the work is being performed. We recognize revenue related to these services based on the progress toward complete satisfaction of the performance obligation and measure this progress under an input method, which is recognized over time using time elapsed as our level of work is reasonably consistent over the determined contract term and the value of the output can vary based on the ultimate success of the R&D efforts regardless of the amount of effort towards satisfaction of the obligation we expended for any given piece of output. Under this method, progress is measured based on passage of time fulfilling the obligation (i.e., obligation to deliver a series of days of similar activities that last throughout the enforceable term). The enforceable term ranges from a quarter to several quarters (equivalent to an enforceable phase of the arrangement). When acceptance clauses are present in an agreement, we recognize the R&D service revenue at a point in time when the R&D services provided have been accepted by the customer and we have a present right for payment and no refunds are permitted.
We are often entitled to bill our customers and receive payment in advance of our obligation to provide services. In these instances, we include the amounts in deferred revenue on the consolidated balance sheet.
Collaboration Agreements
We have certain partnership agreements that are within the scope of ASC 808, Collaborative Arrangements, which provides guidance on the presentation and disclosure of collaborative arrangements. Generally, the classification of the transactions under the collaborative arrangements is determined based on the nature of contractual terms of the arrangement, along with the nature of the operations of the participants. Our collaborative agreements generally include provision of R&D services to develop novel materials to be commercialized by the collaborative partner and us. Amounts received for those services are classified as collaboration revenue in the consolidated statement of operations as those services are being rendered because those services are considered to be part of our ongoing major operations.
Stock-Based Compensation
Our stock-based compensation is accounted for in accordance with the provisions issued by the Accounting Standard Codification principles for stock compensation and share-based arrangements. Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period of the award, taking into consideration actual forfeitures. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, risk free interest rates, expected dividends and expected life. We estimate the fair value of stock options on the date of grant using the Black-Scholes-Merton option-valuation model. The grant-date fair value of option awards is based upon the estimated fair value of our common stock as of the date of grant, as well as estimates of the expected term of the awards, expected common stock price volatility over the expected term of the option awards, risk-free interest rates and expected dividend yield.
We account for awards issued to non-employees in accordance with the provisions of ASC 505-50, Equity-Based Payments to Non-employees, which requires valuing the awards on their grant date and remeasuring such awards at their current fair value at the end of each reporting period until they are fully vested.
Determination of the fair value of common stock on grant dates
As there has been no public market for our equity instruments to date, the estimated fair value of our shares of common stock has been determined by members of our board of directors as of the grant date, with input from management, considering our most recently available independent third-party valuation of our common stock and our directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed between the effective date of the most recent valuation and the date of the grant. Following the consummation of this offering, the fair market value of our common stock will be determined based on the quoted market price of our common stock. The independent third-party valuations have generally been performed quarterly in accordance with the guidance outlined in the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation or AICPA’s Practice Aid. In conducting the valuations, the independent third-party valuation specialist considered all objective and subjective factors that it believed to be relevant for each valuation conducted in accordance with AICPA’s Practice Aid, including management’s best estimate of our business condition, prospects and operating performance at each valuation date. Other significant factors included:
•	the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;
•	our results of operations, financial position and the status of R&D efforts;
•	arms-length transactions involving recent rounds of preferred stock financings;

•	the composition of, and changes to, our management team and board of directors;
•	the lack of liquidity of our common stock;
•	our stage of development and business strategy and the material risks related to our business and industry;
•	the valuation of publicly traded companies in relevant industry sectors, as well as recently completed mergers and acquisitions of peer companies;
•	any external market conditions affecting relevant industry sectors;
•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and
•	the state of the IPO market for similarly situated privately held comparable companies.
In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income approach (discounted cash flow method) and market approach (public company market multiple method) with input from management. We also used the option pricing model to backsolve the value of the security from our most recent round of financing, which implies a total equity value as well as a per share common stock value, when applicable for the valuation date. The income approach involves applying an appropriate risk-adjusted discount rate to projected cash flows based on forecasted revenues and costs. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple was determined, which was applied to our operating results to estimate the enterprise value of our company.
Once the enterprise value was determined under the market approach, we used the option pricing model to allocate that value among the various classes of securities to arrive at the fair value of the common stock.
In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties and whether the transactions involved investors with access to our financial information.
Upon the listing of our common stock on the Nasdaq Global Select Market, our common stock will be publicly traded and will therefore be subject to potentially significant fluctuations in the market price. Increases and decreases in the market price of our common stock will also increase and decrease the fair value of our stock-based awards granted in future periods.
Accruals and estimates
As part of the process of preparing our consolidated financial statements, we accrue expenses as of each balance sheet date. This process involves communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. The estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with R&D activities for which we have not yet been invoiced. We periodically confirm the accuracy of our estimates with the service providers and adjust if necessary.
In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future R&D activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.
Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Goodwill and Acquired Intangible Assets
Goodwill is not amortized, but is evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We perform a goodwill impairment test annually in the fourth quarter. We have determined that there is a single reporting unit for the purpose of conducting this goodwill impairment assessment. Goodwill impairment is recognized when the carrying value of goodwill exceeds the implied fair value of the Company. For the year ended December 31, 2019, no impairment losses were recorded.
Intangible assets acquired in a business combination are recorded at their estimated fair values at the date of acquisition. We amortize acquired definite-lived intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis.
Business Combinations
We utilize the acquisition method of accounting for business combinations and allocate the purchase price of an acquisition to the various tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We primarily establish fair value using the income approach based upon a discounted cash flow model. The income approach requires the use of many assumptions and estimates including future revenue and expenses, as well as discount factors and income tax rates. Other estimates include:
•	Estimated step-ups or write-downs for fixed assets;
•	Estimated fair values of intangible assets; and
•	Estimated liabilities assumed from the target
While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business acquisition date, these estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally no more than one year from the business acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Business combinations also require us to estimate the useful life of certain intangible assets that we acquire, and this estimate requires significant judgment.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are primarily invested in short-term U.S. Treasury obligations, and our term loan bears interest at a variable rate.
Our term loan bears a variable interest rate which is the sum of 9.25% plus the greater of the one-month LIBOR and 2.25%. Accordingly, increases in LIBOR could increase our interest payments under the term loan. An increase of 100 basis points in the interest rate of the term loan would not have a material impact on our financial position or results of operations.
Foreign Currency Risk
We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.
JOBS Act Accounting Election
In April 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. As an emerging growth company, or EGC, under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation and less extensive disclosure about our executive compensation arrangements. We have elected to avail ourselves of the exemption regarding the timing of the adoption of accounting standards and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not EGCs.
Recently Issued Accounting Pronouncements
Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and new accounting pronouncements not yet adopted as of the date of this prospectus.

A LETTER FROM OUR CO-FOUNDERS
The last 50 years brought unprecedented advances in technologies to process and exchange information—the Internet, email, and cellphones to name a few. But how humanity makes stuff has not advanced in a similar way. The materials in the objects we use, the buildings where we live, and the inputs that grow the food we eat, are the products of a few chemical building blocks discovered over the last 150 years, derived by the petrochemistry industry from oil, gas, and coal.
Petrochemistry has been Nature’s destroyer. We choke on the air and fill the oceans with plastics. We ruin entire landscapes, digging up the resources we need to fuel and fill the modern world. Without some sort of correction our current path will wreck the environment, with catastrophic consequences for nearly every creature on Earth.
There is a better way. Biology is the most powerful and innovative force on the planet—exquisite in detail, grand in scale, and astonishingly diverse. The partner for a revolution in how to make better products faster, cheaper, and more sustainably is everywhere around us.
The earliest conversations between Zymergen’s founders were about these possibilities. We asked, how do we apply the best of what can now be done with bits to what could be done with atoms? Those conversations inspired what we now call biofacturing: using life as inspiration and cells as factories. Biofacturing is the design, development and commercialization of bio-based breakthrough products at industrial scales, where microorganisms like yeast or bacteria create the biomolecules in products.
Those early sparks prompted our company’s vision. Eight years later, what were once just ideas are now working systems. Where we had only hypotheses, now we have proof points and a pipeline of products. Our vision remains the same: to be the catalyst for an industrial revolution that creates a vibrant, sustainable future through biology. That vision guides us as we work to build a first-in-category biofacturing company, an organization that aspires to become a massive, global, impactful business with decades of breakthrough products to come.
As Zymergen enters a new phase, we want to share our thinking with shareholders so that you understand our motivations and values; they have guided us in the past and we expect they will continue to do so into the future.
Over the last 50 years innovation in the material world has stagnated, and the cost of that stagnation is enormous.
Between roughly 1870 and 1970, living standards in the United States improved for most people. Those improvements were driven by the development of urban sanitation, the electric grid, the internal combustion engine, modern communications, chemicals like fertilizers, and medicines like antibiotics. All of these inventions reflect, in large part, innovations in the physical world: atoms, not bits.
Those physical innovations led to products that were the engines of growth for the largest American companies. In 1970, the top echelon of the Fortune 50 list was occupied by General Motors, Exxon Mobil, General Electric, IBM, AT&T, U.S. Steel, and DuPont.
Fifty years later, the top of the list is filled by Apple, Alphabet, Microsoft, among others. Since 1970, information technologies—bits—have grown in impact and prominence in the economy, while the arrangement of atoms, the chemistry of our world, has stayed largely the same. We rely on much of the same stuff that our parents and grandparents used, even if we can now sometimes buy that stuff with a single click.
But the demand for new material solutions to humanity’s problems has never been greater. The world needs packaging that biodegrades, batteries that can store energy generated from renewable sources, farming that can sustainably feed the nearly 10 billion people who will be alive in 2050—and many other breakthroughs. Climate change is the existential challenge of our time but most proposed solutions would impose intolerable economic burdens.
We believe that the largest and most profitable businesses of the 21st century should be the businesses that develop products that resolve the false choice between human progress and a healthy planet.
The best way for any new technology to have impact is in the context of a thriving business.
Our goal is to provide solutions to our customers in a broad range of industries that will give them superior performance at competitive prices. These superior products are also made in an innovative way, so that sustainable production is no longer in conflict with human nature and efficient markets.

Partnering with Nature provides biology-based tools that allow us to make better stuff and with less environmental impact. However, directly challenging the petrochemical industry with bio-derived, drop-in replacements for petrochemicals was an unprofitable proposition for the early pioneers of synthetic biology. We believe our strategy is smarter: gain market traction by delivering superior bio-based products to customers that value, and require, innovation.
We believe the way to save the planet is to use biofacturing to create breakthrough products that possess performance and economics that petrochemistry cannot deliver. We are building the business to bring those products to market; we have made and will focus on making tactical business decisions in order to do so in an accelerated fashion.
Biology solves chemistry. Technology solves biology.
Biology is powerful. It provides atomic-scale control to assemble exquisite chemical structures. The enzymes in living systems catalyze an assortment of reactions more diverse than anything petrochemistry can provide. With these reactions, Zymergen can identify and build molecules that are otherwise impossible in size and structural features.
But biology is also complicated. What we don’t know about living systems vastly exceeds what we do. We don't know why information-rich polymers emerged from the primordial soup, nor the functions of most of 20,000 to 30,000 genes in the human genome. For any engineer who wants to use cells to make useful molecules, the so-called design space for even the simplest single-celled organisms is orders of magnitude larger than our capacity to explore through traditional experimental methods.
Fortunately, our technology is designed to provide the solution. Through collecting data, training and improving algorithms for in-silico design, and automating lab experimentation with robotics, we believe we can identify solutions in that vast design space. But these are early days for our technology, and atoms and living cells do not always fit engineering-driven models. We will continue to push the frontiers of this approach, reconciling the physical world and our abstractions of it.
These linkages between chemistry and biology, and biology and technology lie at the heart of what we do to build great new products. By constructing an integrated platform to regularize those linkages we believe we have built a business that can scale and accelerate to meet the opportunities of the 21st century.
Our organizational culture will be critical to our success.
Because our technology is revolutionary, and because we are solving new problems for our customers in new ways, we built an organizational culture dedicated to cross-disciplinary problem-solving.
•
We see the commercial and technical aspects of our platform and products as inseparable. Our commercial teams understand our technology and our scientists and engineers understand the unmet needs of our customers.

•	We have assembled a community filled with people from diverse backgrounds, experiences, and perspectives.
•	We understand that we will occasionally fail, and we are resilient in the face of those setbacks.
•	We focus on the details, because the difference between technical success and technical failure is often in the details.
•	We aim to be fast, because the needs of companies and markets change quickly, and because the planet needed our solutions yesterday.
Our long-term financial success depends on frequent, rapid, high quality product launches.
We believe that the fundamental measure of our success will be the shareholder value we create over the long term. This focus on long-term profitability requires substantial on-going investment in both our pipeline and our platform, as we believe that long-term value will be primarily a function of increasing the volume, frequency, speed and quality of our product launches. Finally, we expect to be able to measure the success of our product launches in both the near-term and the long-term by the pace of our revenue growth and ability to drive attractive gross margins.
We’re grateful for those who have helped us get to this point, excited about the future and thrilled you are joining us on this journey.
We are Zymergen. We Make Tomorrow.
Zach, Jed & Josh

BUSINESS

OVERVIEW
We partner with Nature to design, develop, and commercialize bio-based breakthrough products that deliver extraordinary value to customers in a broad range of industries. Our first innovations include films designed for electronics companies to use in new categories of smart devices, including rollable tablets, and naturally derived UV protection. Our goal is to create new products with a proprietary platform that unlocks the design and manufacturing efficiency of biological processes with technology’s ability to rapidly iterate and control diverse functions. We call our process biofacturing, and we expect it will create better products faster, cheaper and more sustainably than traditional chemistry by engineering microbes to make novel biomolecules that are the key ingredients in those products. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications. Based on our experience and expectations with our first four products which are electronic films and insect repellent products, and subject to any regulatory requirements, which could lead to longer timelines and increased cost, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. We founded Zymergen in the belief that biofacturing will lead to better products with better economics and a better world.
In the medium term, we are targeting approximately one product launch per year beginning in 2022, accelerating to two products and then at least three products per year over the longer term. Increasing our product launch rate is part of our strategy for long-term growth.
The demand for innovative materials has never been greater.
Human civilization is material. The materials in the things we use, the clothes we wear, the rooms where we live, the vehicles that take us from place to place, as well as the inputs that grow the food we eat, are the products of a half dozen chemical building blocks invented over the last several decades, mostly derived from cracking hydrocarbons.

ARCHITECTURAL MATERIALS
ELECTRONICS
CORROSION INHIBITOR
HAIR PRODUCTS
FRAGRANCES
SKIN CARE
TEXTILES
PRINTING
PAINTS & COATING
PACKAGING
FOOTWEAR

Materials are everywhere, if often overlooked.
We believe the chemicals and materials companies that make these materials have struggled to innovate because they employ a limited molecular palette and have substantial capital expenditures. In addition, they are among the planet’s worst industrial polluters. Recently, synthetic biology companies suggested a better alternative, where microorganisms are coaxed to produce chemicals, but most synthetic biology companies have struggled to manufacture novel molecules at industrial scales. Yet while the traditional chemical industry is stagnant and synthetic biology companies have disappointed, the demand for materials that solve important problems and are environmentally sustainable has never been greater.
Biofacturing creates better products faster, cheaper and more sustainably.
Biofacturing is the design, development and commercialization of bio-based breakthrough products, economically, at industrial scale, where microorganisms create the biomolecules that are the key ingredients in those products. A traditional chemical factory’s tons of steel and concrete are functionally replaced by a tiny, flexible, easily reproduced, but incredibly valuable engineered cell. Our goal is to make our biomolecules by fermentation, where all biofacturing reactions occur inside the engineered cell in standard fermentation vats, rather than the expensive, purpose-built chemical plants used in synthetic chemistry. However, in some cases, so that we may achieve commercial launch faster, we may initially launch products using molecules that are first produced with non-fermentation based methods, which is a strategy we refer to as “Launch Acceleration.” Additionally, since cells naturally make tens of thousands of different molecules, their genetic pathways can be reprogrammed to carry out any number of biofacturing reactions, and they can produce a vast array of biomolecules with unique properties that petrochemicals do not possess. Our pioneering biofacturing process is designed to flexibly and cost effectively create products with unique characteristics that possess the diversity and power of Nature's own inventions, such as adhesives stronger than leading products on the market, or an optical film as clear and thin as a dragonfly’s wing.
Our product development journey starts with our business development personnel working with a customer to define a set of properties for a material that our customer would find highly valuable. We then design and develop engineered microbes that manufacture the novel biomolecule that will be the key ingredient in a breakthrough product. Next, we leverage Contract Manufacturing Organizations (“CMOs”) to manufacture the product for us. Finally, once we have launched our product, we use our own sales force and marketing capabilities to contract with customers and sell our products to them. For instance, through our global direct sales force and a team of application sales engineers, we launched our first product Hyaline in December 2020 to customers in the electronics industry, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product.
Our biofacturing platform discovers biomolecules and engineers microbes that can produce those biomolecules at an industrial scale.
Our biofacturing platform, a unique end-to-end fusion of biology, chemistry and technology, is built on a stack that integrates techniques in molecular biology, chemistry, materials science, lab automation systems, software applications, unique databases and machine learning algorithms. Our biofacturing platform is designed to:
1.	Identify and create novel biomolecules that are the basis of new materials with engineered characteristics that possess improved performance compared to existing products;
2.	Insert genes into a host microbe that produces the desired biomolecules; and
3.
Develop and scale up a production process including optimizing the microbe to produce biomolecules economically at scale, while retaining product functionality via time-and-cost efficient optimization, leading to commercialization at attractive margins.

Our biofacturing platform is designed to deliver breakthrough products with unique performance that traditional chemistry cannot. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications. Based on our experience and expectations with our first four products which are electronic films and insect repellent products, and subject to any regulatory requirements, which could lead to longer timelines and increased cost, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. We estimate that the first step can be accomplished in roughly one-two years and at a typical cost of approximately $5 million, the second step in roughly one year and at a typical cost of approximately $5 million and the third step in roughly three years and at a typical cost of approximately $40 million. Our biofacturing platform is flexible, allowing for each step to be completed in parallel or independently. The platform is designed to accelerate launch of our products, satisfying customer needs more rapidly and increasing the returns of our pipeline investments. Further, our machine learning workflows improve over time as each round of product design and genome optimization generates more proprietary data, further enhancing our algorithms and deepening our proprietary data moat. As we continue to gather more data and experience with working through regulatory approvals and introducing new products into the market, we hope to launch products even faster and cheaper. These economics in turn allow us to target a large volume of product launches.

By contrast, traditional chemicals and materials companies have struggled to create novel materials that satisfy end-market demand. Many of the materials we use today were invented decades ago—cellophane was invented in the 1920s, nylon in the 1930s, Teflon in the 1960s, Kevlar in the 1970s. DuPont spent over 10 years and around $500 million (on a non-inflation-adjusted basis) (according to Delaware Online) in the late 1960s and early 1970s developing Kevlar. Although we do not have current plans to commercialize products that compete with Kevlar (Aramid), we believe the example of Kevlar provides a useful point of comparison for the typical time and cost expended by incumbent chemicals and materials companies to develop and commercialize novel polymer materials. We chose Kevlar specifically because (a) it has application across multiple verticals like our optical films and (b) it is well documented.
Additional information on commercialization time and cost of other products reinforces that Kevlar is representative of the fact that it has typically taken incumbents more than 10 years and hundreds of millions of dollars to develop and commercialize a novel polymer material. For example, Kolon took from 2006 to 2016 to develop colorless polyimides. Sirrus took from 2009 to 2020 to commercialize methylene malonate. The National Research Council concluded that “[t]he process of developing and commercializing materials is a lengthy one, often requiring 10 years or even longer.”
Information on the cost to commercialize novel materials is typically not publicized directly but information is available on polymer manufacturing capacity in general. This is necessarily an underestimate as it excludes the cost of direct R&D or scale-up costs. These sources corroborate that commercial-scale plants cost hundreds of millions to billions of dollars to construct. For example, in 2010, GE Plastics (now SABIC), completed the construction of a PEI resin plant in Spain for EUR300 million. DuPont recently announced an expansion of capacity for its polyimide film franchise of $220 million to meet growing global demand. In 2018 Covestro announced an investment of $1.7 billion into a methylene diphenyl diisocyanate production capacity.
We have one product in the market and others in development.
We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. Hyaline is the first in a franchise of optical films, designed for electronics companies to use for display touch sensors in personal devices and other applications. Hyaline will allow our customers to make robust foldable touchscreens and high density flexible printed circuits. Hyaline uses a biomolecule that was identified through our biofacturing platform. In order to accelerate product launch and meet customer demand, we launched Hyaline with a non-fermentation produced biomolecule sourced from a third party. We are in the process of converting to a fermentation-produced molecule for Hyaline by using a microbe that has a demonstrated ability to produce the molecule through fermentation. We are currently developing commercial scale processes so we can produce the molecule through fermentation at sufficient volumes and costs to support commercial manufacturing. We expect this process to be complete in 2022
We have 10 other products in development, consisting of three in electronics, four with consumer care applications and three in agriculture. ZYM0107, which we plan to launch in 2022, is the next product in our films franchise and is a high-performance optical film like Hyaline. ZYM0101, planned for launch in 2023, is a breakthrough film for flexible electronics, which is designed to be used to build foldable and rollable phones and personal devices, as insulation for antennas to deliver 5G data speeds and as a coating for transparent monitors. Our consumer products include ZYM0201, a naturally derived non-DEET insect repellent, and we plan on partnering to create a microbial alternative to synthetic nitrogen fertilizer. We expect our biofacturing platform to be an engine of innovation and revenue generation, as we seek to develop new products in the same or adjacent sectors.
We are also pursuing new markets for future growth.

Zymergen’s pipeline of products in electronics, consumer care and agriculture.3
Our materials are more environmentally friendly than those made with petrochemicals.
Traditional chemicals and materials companies are some of the worst polluters in the world. According to Our World in Data, the traditional chemistry industry — including direct and indirect energy use, process related emissions and the impact of synthetic fertilizers on soils—accounts for about 10% of total greenhouse gas emissions. This is comparable to total emissions from road transportation—including all passenger and freight automobiles. According to the UN Environment Assembly, in 2015, one million people died from hazardous chemicals. Petrochemicals contribute to human-caused greenhouse gas emissions, harming farmland and creating dead zones at sea.
For too long, humans have seen Nature as a force to be conquered, exploited, or pushed aside. Traditional products meant to protect us from the environment can end up destroying it instead. In just five years, half of The Great Barrier Reef has bleached and died, leading some sunscreens to be restricted. The battlefield on one side is littered with extinct species, polluted soils and waters and decimated ecosystems, and on the other with people suffering from cancer, birth defects, and a spectrum of disorders caused by endocrine disruptors. The war should end. Both sides can still end up winners. Future economic growth must be driven by Nature, where materials derive from living things’ metabolisms.
A new biological century, where life sciences will have the impact that synthetic chemistry had during the industrial age and digital technologies have had in the last half of the 20th century, demands a new way of manufacturing that is environmentally sustainable. Using new tools and building blocks derived from Nature, we believe we can manufacture high-performance materials more cleanly and with less waste. Our vision is that biofacturing can allow us to make products that won’t clog our waterways or pollute our oceans. Biofacturing can potentially even help clean up existing pollution, like turning plastic waste into high value products or capturing atmospheric carbon. Consumers, regulators and customers are all demanding solutions to these problems. We believe that partnering with Nature to make biomolecules is the inevitable future and will also create a better world.
Our Revenue Model
Substantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements aimed at developing, testing and validating our biofacturing platform by providing custom services for use only by the collaboration partner. Over the next few years, as we seek to grow our product sales and commercialize additional products, we expect revenue from R&D and collaboration arrangements to represent a
[3]
*Reflects target launch dates for these products. ** In order to accelerate product launch and meet customer demand, we launched Hyaline with a non-fermentation produced biomolecule sourced from a third party We are currently developing commercial scale processes so we can produce the molecule through fermentation at sufficient volumes and costs to support commercial manufacturing. We expect this process to be complete in 2022.

smaller component of our total revenue. However, in the near term, we expect to continue generating revenue from R&D service agreements and collaborations and may in fact pursue additional arrangements with new or existing partners as we seek to enter new industry verticals.
Our biofacturing platform enables three major capabilities that we describe in detail in “—Our Platform.” These capabilities are: Design Product, Create Microbe, Scale Production. As part of our overall strategy of getting products to market as quickly as possible, each step may be completed in parallel or independently. We may also in-license technologies for use in product development and launch and we may launch with non-fermentation based products by using our Launch Acceleration strategy described below. This is the basis of our R&D service contracts and collaboration agreements where we typically engage with partners to offer one of these three major capabilities as a stand-alone service. For example, our partnership with a multinational food processing company that focused on the improvement of a commercial production microbe used in the processing of an animal feed component was focused exclusively on offering the “Scale Production” capability. Our contract with the Defense Advanced Research Project Agency (“DARPA”) leveraged our “Create Microbe” capability across a broad range of target biomolecules and an earlier deployment of our “Design Product” capability. Other R&D partnerships are similar.
Our long-term objective is to generate revenue from the sale of numerous breakthrough products across a variety of industries. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications. Using our biofacturing platform, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. We estimate that the first step of our process described in detail in “—Our Platform” can be accomplished in roughly one-two years and at a typical cost of approximately $5 million, the second step in roughly one year and at a typical cost of approximately $5 million and the third step in roughly three years and at a typical cost of approximately $40 million. Our biofacturing platform is flexible, allowing for each step to be completed in parallel or independently. Once we have launched a product, we begin a product qualification process with customers which typically lasts 6-18 months, or longer, depending on the customer and end device requirements. We only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product, which is typically done on a purchase order basis rather than a long-term contractual commitment. Although there is variability in timelines and costs for launching a product between individual products, our estimated costs and timelines for launch are based on our experience to date with Hyaline and our expectations for each stage of the development process with three of our other early products, which are electronic films and insect repellent products. In addition, our costs and timelines expectations may be greater where regulatory requirements lead to longer timelines, which could apply to certain of our products, including, for example, our agriculture products.
Launching fermentation-produced products or products with fermentation-produced components or ingredients is a key element of our strategy for lowering manufacturing costs and launching products desirable to our customers more quickly. In some cases, we may initially launch products using molecules we have identified during the design phase but which are first produced with non-fermentation based methods. We refer to this strategy as Launch Acceleration and expect to achieve commercial launch 12-24 months faster where this is possible. Launch Acceleration typically results in a higher cost of production than can be achieved with fermentation-based production. We temporarily absorb this cost as it is outweighed by the benefit of faster product launch. Our strategy is to use Launch Acceleration only where we believe we will be able to replace these non-fermentation produced biomolecules or components with fermentation-produced versions in 12-24 months. We have used Launch Acceleration successfully on our first product, Hyaline, which we have launched with a non-fermentation produced biomolecule sourced from a third party and are executing on a process to convert to a fermentation-produced molecule, which we expect to occur in 2022. In the context of our first three strategic verticals, we expect to use Launch Acceleration frequently for our electronics pipeline but rarely in consumer care or agriculture. As we expand into additional verticals, we will evaluate the benefits of Launch Acceleration on a case by case basis.
Following the launch of Hyaline, our global direct sales force and a team of application sales engineers are now working with customers on the sale qualification process in which customers are able to validate the product and qualify it as a standard component in their final electronic devices. During this time, we are providing customers with samples of our products to be tested for use in their own products so they can determine whether to purchase our product. Based on our experience to date since the launch of Hyaline in December 2020, we expect the sale qualification process of our products (including Hyaline) to last 6-18 months, or longer, depending on the customer and end device requirements. We only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product, which is typically done on a purchase order basis rather than a long-term contractual commitment. In the case of Hyaline, we expect to begin generating revenue in the second half of 2021, which will be prior to the time we expect to convert the non-fermentation produced biomolecule to the fermentation-produced molecule, which we expect to occur in 2022. We do not expect our estimated revenue from Hyaline to be meaningfully impacted by the conversion to the fermentation-produced molecule. We expect other electronics products, including ZYM0101, which we expect to launch in 2023, to follow a similar 6-18 month qualification process following which we expect to generate revenue. For many of our consumer care and agriculture products, including ZYM0201 which we expect to launch in 2023, a product qualification process will not be similarly necessary because we intend to launch and sell those products directly to the end-user and expect to generate revenue upon launch. For our other products in development for which we do not currently have an anticipated launch date, we cannot predict when we expect to begin generating revenue from such products.
As we ramp the sale of new products, we expect to initially experience negative product gross margins. Material manufacturing process changes, including using our Launch Acceleration strategy, could also result in reduced or possibly negative margins. We expect the timing for achieving positive gross margins for any product will depend on the pace at which we achieve commercial scale for that product, which could take one year or more from when we begin generating revenue from such product. We expect our cost of product revenue to increase over time in absolute dollars and our gross margins will vary based on the volume and mix of products sold. We may not achieve the product gross margins that we anticipate.
We plan to grow our business in several ways. First, we plan to grow as we increase the market penetration of our launched products. Next, we plan to grow by launching additional products in our chosen verticals of electronics, consumer care and agriculture and by continuing to add new products to our pipeline in these verticals. And finally, we plan to grow by entering new markets. We plan to partner with industry leaders to enter these markets, as we believe this approach de-risks and accelerates our time to product launch. Today, we are working with various industry leaders and our strategy is to enter into partnerships with these leaders in the future.
We generally target products with a market opportunity that if successful, at scale, could support annual sales of greater than $150 million. We also expect that some portion of those products could be breakthrough products, but it is very hard in the materials market to predict beforehand which products those would be. In the long term, our goal is to launch multiple breakthrough products every year. We believe that our strategy will drive strong future revenue growth as our revenues from launched products increase and revenues from new product launches stack on top of each other.
Our Market Opportunity
The market opportunity addressable by our biofacturing platform is enormous and diverse. Our bottom-up, industry-by-industry, application-by-application, analysis suggests that our total market opportunity is at least $1.2 trillion across 20 separate industries for our potential products, all ripe for disruption, and that the market opportunity of the first three industries we will pursue, electronics, consumer care and agriculture, is approximately $150 billion. In particular, we estimate that the display market alone for Hyaline was over $1 billion in 2020 and, according to Transparency Market Research, the global market for insect repellents is over $1.5 billion across sprays and other traditional formats. In addition, our consumer survey, which asked 2,750 adults between 18 and 65 years of age in the United States and an additional 6,000 consumers in five global markets as a follow up about their concerns about insects, their current behavior with insect protection and their interest in better insect repellent products, found that consumer need to repel insects is global, big and likely to get bigger with current solutions being unsatisfactory, suggesting that there is a large latent demand for better products and therefore we believe that the true market opportunity is much larger.
In the medium term, we are targeting approximately one product launch per year beginning in 2022, accelerating to two products and then at least three products per year over the longer term. Increasing our product launch rate is part of our strategy for long-term growth. We anticipate deploying our innovation engine to create decades of disruptive breakthrough products using a rigorous discipline to select new opportunities where there’s demand for new materials, where bio-based products have an advantage, and where industries rapidly adopt new products.
Our Methodology
We estimated the total opportunity for our platform using IHS Markit Materials and similar market data. We also consulted industry experts to corroborate market analyses, especially where less granular market data was available.

We first estimated the size of the total materials market by compiling a comprehensive set of market size data. 2020 “full year” data were prioritized in all cases. We then excluded materials or applications where our biofacturing platform is not applicable or would appear not to be competitive. We also excluded low-end markets (e.g., commodity plastics) where we will not compete based on our strategy which is to pursue high-value performance-driven opportunities. We then determined the proportion of each materials sales that were attributable to each of 20 industry verticals, using generally accepted definitions in all cases (e.g., electronics). We refer to the resulting grid of materials across industry verticals and the corresponding market sizes as total market opportunity.
INDUSTRY BACKGROUND
The chemicals and materials industries aren’t innovating with sufficient efficiency, speed or success.
According to the World Bank, the industrial and agriculture sectors are one-third of global GDP. Chemicals and materials companies provide the key inputs to these sectors, and nearly every person on Earth touches their products. The chemicals and materials industries are consequently very large, and based on our calculations, the companies in the sector are currently valued at a combined global market capitalization of approximately $3 trillion.
The manufacturing processes of today’s chemicals and materials companies have not changed in decades. Plants do stepwise reactions and purifications at high temperatures and pressures, using harsh reagents. The traditional process for creating chemicals poses significant safety risks if not carefully managed. Plants require significant capital investment to create highly optimized, but inflexible production lines for a series of chemical synthesis reactions to create a narrow range of chemicals. The lines cannot be efficiently or effectively repurposed to run different reactions to create new products.
Despite their size and scope, the chemicals and materials industries have struggled to create novel materials that satisfy end-market demand. We believe their lack of inventiveness is the result of the limited molecular palette with which chemicals and materials companies work. Year after year, industry incumbents snap together a small number of existing chemicals in superficially new but familiar products. Their process is also expensive: every atom added to a molecule increases total manufacturing costs, primarily through increasing capital expenditures.
Consequently, the underlying rate of innovation of the chemicals and materials industries is shrinking. Based on IHS Markit Report on Specialty Chemicals Update Program, in the middle years of the twentieth century, the world saw around four new polymers per decade; more recently, the chemical industry might launch just one every decade. Finally, petrochemicals contribute to human-caused greenhouse gas emissions, harming farmland and creating dead zones at sea.
DuPont spent over 10 years and around $500 million (on a non-inflation-adjusted basis) (according to Delaware Online) in the late 1960s and early 1970s developing Kevlar (Aramid). We believe the example of Kevlar provides a useful point of comparison for the typical time and cost expended by incumbent chemicals and materials companies to develop and commercialize novel polymer materials. While Kevlar was commercialized in the 1970s, this can be considered a relatively recent example of a novel polymer because, according to IHS Markit Report on Specialty Chemicals Update Program, only six major polymers have been commercially launched since about 1980. In addition to Kevlar being a novel polymer, we also chose Kevlar specifically because (a) it has application across multiple verticals like our optical films and (b) it is well documented.
We also chose Kevlar specifically because (a) it has application across multiple verticals like our optical films and (b) it is well documented. While Kevlar was commercialized in the 1970s, this can be considered a relatively recent example because, according to IHS Markit Report on Specialty Chemicals Update Program, only six major polymers have been commercially launched since about 1980. Many of the materials we use today were invented decades ago—cellophane was invented in the 1920s, nylon in the 1930s, Teflon in the 1960s, Kevlar in the 1970s.
Additional information on commercialization time and cost of other products reinforces that Kevlar is representative of the fact that it has typically taken incumbents more than 10 years and hundreds of millions of dollars to develop and commercialize a novel polymer material. For example, Kolon took from 2006 to 2016 to develop colorless polyimides. Sirrus took from 2009 to 2020 to commercialize methylene malonate. The National Research Council concluded that “[t]he process of developing and commercializing materials is a lengthy one, often requiring 10 years or even longer.”
Information on the cost to commercialize novel materials is typically not publicized directly but information is available on polymer manufacturing capacity in general. This is necessarily an underestimate as it excludes the cost of direct R&D or scale-up costs. These sources corroborate that commercial-scale plants cost hundreds of millions to billions of dollars to construct. For example, in 2010, GE Plastics (now SABIC), completed the construction of a PEI resin plant in Spain for EUR300 million. DuPont recently announced an expansion of capacity for its polyimide film franchise of $220 million to meet growing global demand. In 2018 Covestro announced an investment of $1.7 billion into a methylene diphenyl diisocyanate production capacity.
Synthetic biology was promising, but didn’t solve its challenges.
Synthetic biology—creating new biological products or systems, usually by engineering bacteria and their outputs—is not a new idea. Brewing beer and wine by encouraging microorganisms to break down sugars is as old as cities. The first biopharma companies coaxed bacteria to produce therapeutic proteins. Asking microbes to manufacture industrial chemicals was not far-fetched. But while synthetic biology addresses many shortcomings of petrochemicals, the practical challenges of reliably engineering biology to manufacture products has proven insurmountably hard.
Synthetic biology businesses have had limited success in overcoming two primary challenges:
•
Synthetic biologists often focused on replacement molecules for existing chemistries, coaxing organisms to produce improved existing molecules rather than designing solutions tailored to customer needs; and

•	Synthetic biologists struggled to scale the output of engineered microorganisms to produce biomolecules in quantities sufficient to adequately compete with commodity petrochemicals.
Synthetic biology companies also failed to solve a series of critical business problems. In an effort to reduce both technical and business risks, most opted to pursue proven markets like fuels and focused on single-product strategies. But the lack of product differentiation and portfolio diversification created significant challenges as scale-up proved difficult; synthetic biology businesses found themselves exposed to commodity pricing in the markets they hoped to disrupt.
OUR SOLUTIONS
Our products answer the needs of customers in ways traditional chemicals and materials companies do not, and we solve the challenges faced by early synthetic biology pioneers. Our products are fundamentally more environmentally friendly than the materials produced by petrochemical companies.
We created a broadly applicable platform designed to develop better products faster and cheaper than the chemicals and materials industry. We learned from the mistakes of pioneering synthetic biology companies that failed to create products that answered customer needs or scale production, and designed and built a general-purpose platform that enables us to design, develop and commercialize a broad range of products, across molecular classes, biological pathways and microbes, at industrial scales.
We believe our differentiated, high-value products will satisfy articulated customer needs, overcome the risk associated with launching novel products into untested markets and avoid the commodity risk of simply making an existing product with a different manufacturing platform. We are also developing a diversified portfolio of products to mitigate product or industry-specific risks. We believe there are no other companies that serve major industries such as electronics, consumer care, agriculture and more with the same breadth or with a comparable platform. We are positioned to engineer and optimize microbes to produce novel molecules at industrial scales. We have reformulated synthetic biology’s technical challenge of how to create a specific molecule that will replace a petrochemical to the more general problem of how to design and optimize biology to produce any biomolecule that satisfies customer needs.
To understand how we progress from customer need to product launch by using biology-based materials, we describe the development of ZYM0101, an optical film we are currently developing targeted at the electronics industry.
A large international electronics company wanted to sell the world’s first rollable tablet. We believe this represents a substantial market opportunity. However, the design of a high-performance, durable, rollable display is a hard technical challenge. It must roll without deforming, resist scratches and be very clear. These requirements are not met by petrochemical-based materials, and the limitations of existing materials for displays prevent the widespread adoption of foldable devices. The electronics company asked us to create a new film.

Our materials scientists began by describing the chemical characteristics that could enable the desired performance. They contemplated a chemistry that could produce a material that was simultaneously bendy, hard, clear, and which would marry well with other materials. With this broad description in hand, our biochemists then searched our unique database of approximately 75,000 biomolecules and found scores of molecules with high potential, each invented through hundreds of millions of years of natural evolution. Then, our chemists synthesized small amounts of each of the candidates to test experimentally which best met the original performance specifications. Over a two-year period, we iteratively tested more than 900 formulations and moved steadily closer to the target. During this time, we also regularly checked in with the electronics company to re-confirm the product specifications, and branched out to speak with other customers in the market. This constant feedback from customers helps us be sure that the product we are designing will have broad market appeal.
Once the molecule with the best performance was identified, our biological engineers created a microbe to produce the biomolecule. Generally, speaking, we use the same set of databases and software applications that proposed the molecule to suggest multiple potential biochemical pathways and enzymes to produce it. We then use another set of machine learning systems to downselect to a smaller set to evaluate empirically. In this instance, our databases identified approximately 120,000 variations of decarboxylases and then our machine learning algorithms selected 863 of them that we used robots to build and test in a microbe. This is a common methodology that our biofacturing platform employs across chemistry, material science and biology. We use proprietary databases to identify very large libraries. We then use machine learning to downselect to thousands of candidates and then we use robots to build and test those.
At this point we have a product that we know fits the electronics company’s and broad market needs and we have a microbe that we know can produce the biomolecule that enables the unique product properties.
But the initial performance of the microbe will not allow us to manufacture our product at costs that work for the electronics company. For example, the initial microbe may be very slow and inefficient at producing the biomolecule. In order to achieve our target cost of goods sold, we will need to edit the genome of the microbe, optimizing its performance. We pay special attention to “the dark part of the genome”, those genes that are not obviously related to the production of the biomolecule. Based on work done under R&D partnerships, these areas of the genome are critical to commercial success. Our machine-learning systems, drawing on seven years of data and 200 million proprietary genes in our databases, will suggest variations to the microorganism's genome and our robots will build and test them.
Fermentation process development (involving the microbe’s growth and production) and downstream process development (including product purification) will occur in parallel. As the microbe, fermentation and downstream processes mature, we will transfer them to a contract research organization (CRO) and validate the performance at pilot-plant scale. Finally, we will begin full-scale manufacturing and our scientists and engineers will confirm the biomolecule works as promised. We may choose to accelerate product launch by first entering the market with a non-fermentation derived product and move to full production through fermentation later. As we scale manufacturing, we will also begin sending film samples from our manufacturing lines back to customers for confirmation of both quality and performance.
Once we reach this point in the process, we will have created a film with breakthrough performance: a material that met the electronics company’s specifications better than anything else available on the market. With this breakthrough material in hand, our business development team will be able to go back to the electronics company and other customers and our broader sales teams will be able to launch the product. We generally expect a 6-18 month customer qualification process for Hyaline and our goal is to shorten this customer qualification process for future film launches. Once we have launched a product, we begin a product qualification process with customers which typically lasts 6-18 months, or longer, depending on the customer and end device requirements. We only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product, which is typically done on a purchase order basis rather than a long-term contractual commitment.
We have regular interactions with customers throughout the product journey. Our customers test and share feedback during all three phases to ensure the final product will meet detailed customer specifications and have optimal commercial viability. Furthermore, we maintain ongoing customer dialogue to discuss the market and potential adjacencies for a given product to maximize the potential opportunity.

We have demonstrated the ability to complete each step in the entire product, microbe, and process development effort multiple times.
STRENGTHS
Our competitive strengths include:
1.	Biofacturing Platform: Our biofacturing platform, which is the engine that enables product innovation, is our most important asset.
Better, faster, cheaper products are the key focus of Zymergen as a company. Our biofacturing platform unlocks biology for product innovation and production with a proprietary three-step process. This platform is designed to (1) identify and create novel biomolecules that are the basis of new materials with engineered characteristics that possess improved performance compared to in-market products; (2) insert genes into a host microbe that produces the desired biomolecules; and (3) develop and scale up a production process including optimizing the microbe to produce biomolecules economically at scale, while retaining product functionality via time-and-cost efficient optimization, leading to commercialization at attractive margins. Our biofacturing platform is flexible, allowing for each step to be completed in parallel or independently. The platform is designed to accelerate launch of our products, satisfying customer needs more rapidly and increasing the returns of our pipeline investments.
In addition to enabling product innovation, our biofacturing platform changes the economics of the chemicals and materials industry. For example, DuPont, a traditional chemicals and materials manufacturer, spent over 10 years and around $500 million (on a non-inflation-adjusted basis) (according to Delaware Online) in the late 1960s and early 1970s developing Kevlar, a heat-resistant, strong fiber used in tires and other applications. See “—Industry Background—The chemicals and materials industries aren’t innovating with sufficient efficiency, speed or success.” By comparison, based on our experience and expectations with our first four products which are electronic films and insect repellent products, and subject to any regulatory requirements, which could lead to longer timelines and increased cost, we estimate the timelines and costs of launching our products to be roughly five years and $50 million.
The lower estimated cost of our biofacturing platform compared to traditional chemicals and materials companies is enabled by both the speed of our early product development and the lower capital expenditures made possible by biofacturing.
2.	Data Moat: Our biofacturing platform continuously improves as it generates more data.
The data at the heart of our biofacturing platform enables us to constantly improve our technology and processes and represents an enormous and ever-increasing body of expertise.
During both product development and host microbe optimization, we perform iterative rounds of experimentation, each of which generates proprietary data:
•
Product development yields structure:function data derived from iteratively formulating materials using bio-based molecules and subsequently testing their physical, chemical and other performance properties; and

•
Production microbe development yields genotype:phenotype data derived from iteratively applying genomic library types to the genome of the microbial host and assaying the impact on key production phenotypes such as titer and productivity.

Both of these activities generate large, valuable and highly proprietary datasets. When combined with our machine learning algorithms, the datasets enable faster and more productive product innovation and faster and more efficient production microbe development , as we learn more about the commercial possibilities of biomolecules and expand our knowledge of the potential pathways that can make them. This is possible because we train our database on how previous genomic edits impacted microbe performance to continuously inform and improve future predictions. Better predictions mean fewer genomic edits need to be empirically tested to identify the best performing genomic edits, thus reducing both the time and cost to create a production-ready microbe.
For example, research on ZYM0101 enabled the discovery and rapid launch of Hyaline and our unique insights into bio-enabled optical films from both these programs will enable the next innovations of our films franchise. Similar benefits accrue to genome engineering.

While many businesses have recognized the importance of data moats, they have not been the focus of incumbent chemicals and materials companies. We believe our proprietary data provides us with a significant advantage that will compound over time and differentiate us from other competitors.
3.	Pipeline: We plan on years of breakthrough products.
We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product. We have 10 other products in development, consisting of three in electronics, four with consumer applications and three in agriculture. If customer trials are successful, we believe Hyaline suggests the willingness and ability of customers to rapidly incorporate our products into their supply chains. Seamless integration and adoption with customers’ supply chains is a key commercial principle for all our product development. We are targeting product launches in 2022 and 2023 and more in following years in electronics, consumer care, agriculture and other markets. Our pipeline of products has been designed with rapid market adoption in mind. In addition, these products demonstrate our biofacturing platform’s ability to develop commercially relevant products across multiple major distinct chemical classes. We expect to continue to grow our product pipeline due to our biofacturing platform.
4.	Partners and Customers: Our business relationships are collaborations in innovation.
We have been commercially active with major companies since 2014 and have established a broad network of business relationships, including partnerships and customers, who are our most important source of ideas about market demand for breakthrough products. For example, today we partner with Sumitomo Chemical in the area of optical films, have partnerships with other companies in other industries or application areas and are working with businesses in the electronics industry on uses for Hyaline. Our business relationships are an important source for intelligence on market demand for breakthrough products and key process improvements. Our partnerships continue to deepen the richness of our data moat and strengthen our technical capabilities.
5.	Team: We have created an organization of mission-driven scientists, engineers and business professionals.
We have built a large, deep team of biologists and biochemists, material scientists and chemists, automation engineers, software engineers and data scientists and business and industry professionals all working together and speaking the same language. As of December 31, 2020, approximately 25% of our employees are in engineering roles and approximately 30% have PhDs. The integration of scientific, engineering and professional cultures, once achieved, creates an environment that fosters the creation of breakthrough innovations and becomes a magnet for additional talent. Additionally, our senior management benefits from long experience in industry and relevant technical disciplines.
6.	Sustainability: We believe that our biofacturing process is better for the environment than anything made with petrochemistry.
Our goal is to make our biomolecules by fermentation, which we believe is a safer process than making products with petrochemistry. Using new tools and building blocks derived from Nature, we believe we can manufacture high-performance materials more cleanly and with less waste. Biofacturing can potentially even help clean up existing pollution, like turning plastic waste into high value products or capturing atmospheric carbon.
STRATEGY
We founded Zymergen to partner with Nature to design, develop and commercialize bio-based breakthrough products that deliver extraordinary value to customers in a broad range of industries. We believe our biofacturing process will lead to better products with better economics and a better world. We know that achieving such an ambition will require intense focus, execution and investment over a sustained period of time. Accordingly, our strategy is to make ongoing and deliberate investments in our biofacturing platform, continually increase the volume and quality of our data and advance our dialogues with customers and partners to enter new markets with new products.

We intend to focus on the following strategies to grow our business:
1.	Leverage our biofacturing platform for value and speed.
Our business model is to rapidly design, develop and commercialize differentiated products that create value for our customers because of their performance. We are initially focused on electronics, consumer care and agriculture. Our goal is to launch our products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow us to address a wide array of commercial applications. Based on our experience and expectations with our first four products which are electronic films and insect repellent products, and subject to any regulatory requirements, which could lead to longer timelines and increased cost, we estimate the timelines and costs of launching our products to be roughly five years and $50 million. This is in contrast to companies in the traditional chemicals and materials industry, like DuPont, a traditional chemicals and materials manufacturer, which spent over 10 years and around $500 million (on a non-inflation-adjusted basis) (according to Delaware Online) in the late 1960s and early 1970s developing Kevlar, a strong fiber used in tires and many other applications. See “—Industry Background—The chemicals and materials industries aren’t innovating with sufficient efficiency, speed or success.” This is also in contrast to traditional pharmaceutical companies, where regulatory requirements increase time and risk to bring products to market. An article from the Journal of Health Economics suggests a novel product takes 13 years and costs approximately $500 million (approximately $2.4 billion including the cost of failed product candidates). This speed satisfies our customers more rapidly and increases the returns of our pipeline investments.
Our speed compared to the traditional chemicals and materials players is a core part of our strategy. During the design phase of our development cycle, we find biomolecules that solve customers’ needs, capable of production through fermentation. We then identify the microbe to be used for production of these biomolecules and develop commercial scale processes for manufacturing the end product. Sometimes, we may launch products using molecules we have identified during the design phase but which we initially produced with non-fermentation methods. We pursue such strategy if it allows for faster commercial launch, even if the cost of production of the molecules is more expensive than will later be achieved with fermentation-based production. We plan to do this only where we believe we can replace these molecules or components with fermentation-produced versions in 12-24 months, because we believe fermentation-produced molecules will drive better economics or improved margins. For example, we launched Hyaline using a non-fermentation produced biomolecule with a process in place to convert to a fermentation-produced biomolecule in 2022. We believe we are able to leverage our biofacturing platform to build a larger portfolio of on-market products than is typical for biopharma companies.
In the medium term, we are targeting approximately one product launch per year beginning in 2022, accelerating to two products and then at least three products per year over the longer term. Increasing our product launch rate is part of our strategy for long-term growth.
2.	Invest in our biofacturing platform to extend our lead.
While we believe our biofacturing platform today gives us a material advantage over industry incumbents, we believe that improving the platform will allow us to better satisfy customer demand. Consequently, we intend to continue investing in our biofacturing platform to:
•	Reduce the time from product concept to product launch;
•	Broaden the scope of opportunities we pursue (for instance, enable new applications or novel classes of biomolecules); and
•	Reduce the cost per product launch (either by reducing direct costs or reducing the number of failures).
3.	Expand into new verticals and applications.
Today, we are focused on electronics, consumer care and agriculture, but in time we intend to expand to other industries and other applications suited to our biofacturing platform. Our biofacturing platform allows us to build a larger portfolio of on-market products than is typical for biopharma companies. We estimate that our total market opportunity is at least $1.2 trillion and we believe that we will ultimately benefit from the diversification of providing products across many industries and applications. We intend to expand in a structured and disciplined manner using three business tools:

•	Defined criteria to identify and qualify new opportunity areas of interest;
•	Preference for strategic adjacencies and R&D and commercial synergies; and
•	Use of partnerships to de-risk opportunities.
Our criteria to identify new opportunities in large markets that justify meaningful investment are:
•	Applications where bio-based materials enable differentiated advantages;
•	High-value segments where we believe attractive margins are achievable; and
•	Industries that bring new products to market efficiently, where our approach enables faster timelines or where we can leverage partnerships to advance favorable economics.
By applying these criteria rigorously and consistently, we believe we will be positioned to identify the best opportunities for our biofacturing platform and achieve the highest return on our investments. Our cost of development and time to market allows us to achieve strong returns in product markets that are materially smaller than traditional chemicals and materials companies can enter.
Strategic adjacencies play an important supporting role in our expansion strategy as they allow us to expand cost effectively and limit risk. For example, we believe our experience developing a portfolio of adhesives for the electronics industry means we will be able to develop adhesives for the automobile industry.
Finally, we intend to utilize partnerships on initial entry into many new industries. Entering new verticals or developing new types of products can require novel capabilities and create additional business risks. Partnerships, such as our relationship with Sumitomo Chemical, provide access to mature capabilities and market insights and can help mitigate these risks.
4.	Own customer relationships and product design.
Our close customer relationships give us insight into market needs, which we can then rapidly translate to novel products with differentiated performance using our biofacturing platform. We believe that a customer-centric approach differs from the approach of the traditional chemicals and materials industry. Another important counterpoint to the chemicals and materials industry is that we can cost-effectively outsource manufacturing and other intermediate steps. We believe that our focus on product innovation, low capital expenditures and customer relationships will be a powerful disruptor in the chemicals and materials industry.

BIOFACTURING PLATFORM
Our biofacturing platform is designed to enable us to reliably unlock biology for product innovation.
Our biofacturing platform is a unique, end-to-end fusion of biology, chemistry and technology built on a stack that integrates techniques in molecular biology, chemistry, materials science, lab automation systems, software applications, unique databases and machine learning algorithms. We have demonstrated the ability to complete each step in the entire product, microbe and process development effort multiple times. We have innovations and IP at every level of this stack--for example, techniques for editing the genomes of industrial microbes or multiple proprietary data sets. The real power, however, comes from the fusion of these innovations into an integrated whole.
Using the platform, our product developers generally follow a three-step process designed to translate market needs into shippable materials. The three steps are:

Our platform fuses biology, chemistry, and technology, and grows smarter over time

IDENTIFY NEED
Software applications
Biology/ chemistry tools
1 Design product
2 Create microbe
3 Scale production
Proprietary databases
Lab Automation
ML & data science
COMMERCIALIZE

1.	Design Product: Develop a material that can deliver the necessary performance at an acceptable cost.
2.	Create Microbe: Create a microbe that makes the biomolecule and pick the optimal microbe for the lifecycle of the material.
3.	Scale Production: Develop an end-to-end production process, including microbe optimization, fermentation, downstream process and finally scale up.
Building our biofacturing platform required us to solve hard problems at each step. Biology is very powerful but often unfathomably complex. Classical scientific approaches to bio-based product design, microbe creation and scaling production have been slow, expensive, unpredictable and prone to failure. By integrating software and data science with cutting-edge biology tools, we have addressed the technical problems that kept many earlier synthetic biology companies from commercial success. Crucially, our workflow improves over time as each round of biomolecule design, microbe creation, and product optimization generates more proprietary data, further enhancing our algorithms.

DESIGN PRODUCT	CREATE MICROBE	SCALE PRODUCTION
Goal	Develop a material that can deliver the necessary performance at an acceptable cost	Create a microbe that makes the biomolecule and serves as the best starting point for a production host	Develop an end-to-end production process, delivering final product at target cost and quality levels
Key Challenge	Select the best biomolecules from a library of approximately 75,000	Identify enzymes necessary to make the target biomolecule and best version of each enzyme to maximize success Identify the microbe which best balances ease of engineering with optimal production economics	Optimize the microbial production host to reliably produce the molecule at attractive economics at scale
Solution	• Create a large catalogue of biomolecules • Organize, display and search a massive database of biomolecules • Downselect to the most promising candidate molecule • Prepare and test formulation performance using automation	• Generate initial in silico pathway designs • Pick the optimal pathway based on building many variants of the initial design • Pick the right host for optimal product economics • Perform initial enzyme and pathway optimization	• Generate, in silico, a large atheoretic library of strains to build • Build the recommended library • Evaluate microbe improvement and predict performance at scale
Data Moat	Proprietary data linking molecules to pathways and structures to material performance	Proprietary data identifying which enzyme variants work best in different hosts and in different combinations and an immense digital and physical library of enzymes	Proprietary data linking genomic edits to improved microbial production performance, and linking high-throughput screening models to fermentation performance at scale
Typical Time	1-2 years	1 year	~3 years
	~5 years		
Typical Cost	~$5M	~$5M	~$40M

Step 1: Design Product
We can create new and better products because we start with the molecular diversity of biology. Living cells are the most sophisticated chemical factories known. They continuously produce and interconvert tens of thousands of molecules through the thousands of biofacturing reactions catalyzed by the enzymes encoded in their genomes. Today there are approximately 150,000 metabolic reactions catalogued and approximately 200,000,000 known proteins capable of catalysing these reactions. The total number of potential organic small molecules is estimated at 1060. Importantly, many of these molecules have properties that are hard or impossible to obtain from synthetic chemistry, such as chirality (the property of left- and right-handedness, common to the biochemistry of all life forms). Zymergen has systems in place to access to approximately 75,000 biomolecules today with strategies in place to access many more over time.
Challenge: Discovering the best biomolecule isn’t easy.
But the very diversity of the molecules that living cells produce inevitably creates a challenge. How should we select the best biomolecules to solve a customer’s problem from a library of approximately 75,000? Zymergen has created a set of processes and tools that solve this problem.

Classical chemical building blocks (left) are considerably less rich in potential function than bio-sourced molecules (right), a small number of which are shown here. Biomolecules frequently employ heteroatoms, chirality or reactive moieties which offer unique functional property combinations.
A.	Create a large catalog of biomolecules.
Our collection of potential biomolecules consists of molecule structures that we can choose from and the enzymatic reactions (“pathway”) that allow us to produce them. The total that our chemists and material scientists use today for advanced materials is approximately 75,000, which is a subset of the full catalog we have created and that is available to our biofacturing platform (more than one million biomolecules). The database is a combination of public and proprietary data, and the data unique to Zymergen is growing all the time.
Bio-molecules in active use today for advanced materials:
•
We have approximately 10,000 biomolecules where we know both the structure and pathway exactly at the outset. This is a proprietary asset that we have created using our software algorithms. Relative to traditional petrochemicals, it is a huge untapped resource.

•
We have approximately 65,000 additional molecules where we know the structure (from external databases) but the pathway is not complete. We can complete the pathway with additional molecular biology work if advanced to the “Create microbe” stage. Because all of these molecules exist in Nature, we believe that all of the pathways can be assembled though the effort will vary by molecule.

•
Our database also includes a large catalog of biomolecules not currently actively used today for advanced materials. For example, there are more than 80,000 additional molecules where we have computed the structures, but do not yet know the complete pathway and another one million complex molecules where the pathway is complete, but where we do not yet have the structure. We expect to use this expansive database to expand and improve product development in existing and new markets.

B.	Organize, display and search this massive catalog of molecules.
The molecules computed above are stored in our Bioreachables Database and accessed through a graphical user interface (GUI) called ZYNC. Among other functions, ZYNC enables chemists and material scientists to use Boolean logic to search for chemical substructures and properties among the collection.

ZYNC
Molecule Search
Query Search
Saved Items
Quick Search
Filters
Structure (2)
substructure
>= 2
AND
substructure
>= 1
Properties (0)
Collections (0)
Sort Order
1 Molecular Weight
SAVE
SEARCH
Molecule Search (1027 Results)
Clear
Structure
Molecular Weight
Commercially Available
Calculated LogP
null
0.7275
NH2
O
NH2
2-Aminobenzamide
136.154
null
0.3677
null
0.7699999999999997
Rows per page:
100
1-100 of 1027

Using the substructure search interface in ZYNC to identify bioreachable molecules of interest.
C.	Downselect to the most promising candidate molecules.
Zymergen selects the biomolecules that would be the best fit for a given task by using data science and machine learning to predict material performance. Where appropriate, we use molecular simulations to enhance human judgement in selecting candidate biomolecules with potential to solve a customer’s problem. We experimentally validate the top candidates to determine which perform best. Over the course of a project, we may test several hundred formulations of the material to get the desired properties. For certain applications and material properties— Young’s modulus, glass transition temperature and optical transmittance—we have also collected data that informs machine learning models that help prioritize the biomolecules most likely to confer the desired properties. We expect that these models will become increasingly broad over time.
D.	Prepare and test formulation performance using automation.
The ultimate tests are empirical. We incorporate the chosen biomolecules into the product formulation and experimentally evaluate performance. The assays performed depend on the application, and we have facilities and expertise to bring online additional American Society for Testing and Materials (ASTM) assays as needed. We employ automation and miniaturization when possible to increase throughput, reduce the need for material and improve assay precision and accuracy. The empirical data generated feeds back into our computational systems to improve the quality of our models and predictions in a virtuous cycle.
Collectively, our solutions are designed to effectively and efficiently address the challenge of identifying the right molecules to enable target product performance and solve customers’ problems. Our solutions have been validated by our success innovating Hyaline and the other products in our pipeline such as ZYM0101 and ZYM0107. Each of these films has a set of unique performance properties that delivers customer value and that differentiates them from other products in the market.
We believe that our approach to product design gives us an advantage over existing and future competitors. This advantage comes from the databases, tools and patents we have already put in place and is reinforced as we continue to collect data on molecules and their performance.
Step 2: Create Microbe
Once we have identified a biomolecule that solves the customer’s problem, we need to engineer a microbe capable of generating that biomolecule. Microbes are modular factories that can perform thousands of distinct chemical reactions, which can be reorganized and remixed to produce myriad biomolecules. That microbe must make the non-native biomolecule and produce it in a microbe that we believe can later be scaled to meet market volume and price demands. We have done this many times: We have successfully created microbes that produce detectable amounts of more than 100 distinct biomolecules.
Challenge: Engineering a microbe fit for purpose.
Several problems have blocked previous attempts by synthetic biology companies to build microbes capable of producing biomolecules for commercial use.
•
First, while databases do capture some information about some of the molecules observed in Nature, we are not aware of any comprehensive commercially available tools that show the biochemical steps that are used in Nature to produce each of them, making selecting the pathway genes challenging.

•
Secondly, even if the biochemical steps can be discovered or developed, traditional bioengineering facilities are unable to prototype the complete set because of the vast number of configurations of the steps and the enzymes that biocatalyze each step.

•
Finally, many companies pick a host microbe that is well understood or easy to engineer but is not well suited to industrial production because, for example, product toxicity limits productivity or the host is not robust to the inherent variability of non-GMP manufacturing conditions. This makes selecting the optimal host important for commercial viability and a challenging technical problem.

We solve these problems in the following ways:
A.	Generate initial in silico pathway designs.
We generate and store biosynthesis pathways – the set of genes that, in sequence, could encode for the enzymes that create a biomolecule – for each molecule using ZYNC. ZYNC suggests options for pathways and provides a score for each pathway so we can prioritize the right designs. Where we have missing pathway genes, we search UMDB for phylogenetically diverse enzymes with homology to ones shown experimentally to catalyze the missing chemical transformation.
B.	Pick the optimal pathway based on building many variants of the initial design.
We know, however, that our initial in silico designs are but one of many possible pathways and configurations of each pathway to test. The number of variants is far greater than anything that could be tested in the lab and humans have little ability to predict which variant will perform best. To address this challenge, we use our Automated Pathway Explorer (APE) which takes the pathway information from ZYNC, uses machine learning algorithms to search the UMDB for candidate enzymes, populates generalized pathway templates with specific enzyme variants, ranks each pathway instance and recommends a diverse set of candidate pathways to be installed into host microbes for evaluation.
C.	Pick the right host for optimal product economics.
Finally, we use automation and a range of multipart and multisite gene editing tools to test the basic biochemical pathway in panels of hosts to be sure we have the optimal microbe for the lifecycle of the product. We choose the optimal host using a combination of techno-economic analysis and empirical data. Then we typically use robotic automation to build up to 1,000 variants of the biomolecule-producing microbe and identify the best starting point for subsequent improvement. We have experience in engineering for all major classes of microbes including 15 gram-positive bacteria, 6 gram-negative bacteria, 4 yeasts and 4 filamentous fungi.
D.	Perform initial enzyme and pathway optimization.
Once a candidate pathway has been validated, we typically deploy our deep expertise in enzymology to alter and improve the biocatalytic performance of the enzymes in the biosynthesis pathway so that the pathway can deliver and meet the commercial targets. We may also create very large libraries of microbes with multiple simultaneous genetic edits. In these cases, we build biosensors into each edited microbe in the library so that the very best performing cells fluoresce and can be rapidly identified for further testing. This is enabled by our acquisition of EnEvolv alongside other technologies.

Step 3: Scale Production
Initial work to engineer a microbe in the “Create Microbe” step results in an organism that manufactures the desired biomolecule. The efficiency of this microbe at this stage, however, is insufficient to commercialize a product. Success in the “Scale Production” phase means engineering the microbe and the accompanying process so that it will produce the desired biomolecule at scale with attractive margins.
Challenge: Scaling production is the biggest challenge of all.
Scaling production is the biggest challenge of all. This final step is critical, and we believe the inability of early synthetic biology companies to solve this challenge is the second-most important reason why they failed (second only to their failure to discover novel biomolecules that solved important problems).
A key challenge to optimizing the host microbe genome and scaling production is our very limited knowledge of host biology and metabolism. Even in the best studied hosts used in academia, 20% to 35% of genes lack experimentally validated functions. For many industrially important production hosts, the vast majority of genes lack experimentally validated functions. To reinforce this point, while there are hundreds of thousands of academic papers describing well-studied hosts, industrial hosts are often described by just a few thousand or even a few hundred.
While computational methods are commonly used to predict gene functions in industrial hosts, the performance is very poor with the consequence that our real understanding of the biochemistry and genetics of these hosts is very poor. Practically, this means that biological engineers are unable to reliably engineer a microbe to reliably perform at full commercial scale. Approaches based on rational design, which presume a good understanding of the biology system to be engineered, are particularly challenged.

Even the most studied microbes are poorly understood

Functional annotations for genes in genome
Scientific Publications
Best understood organisms known to science
Typical industry hosts
S. cerevisiae
79%
11%
10%
6,604
133K
E. coli
65%
28%
7%
4,623
417K
Industrial host 1
83%*
17%
3,002
<2000
Industrial host 2
33%
67%
7,264
<200
Verified function[1]
Predicted function[2]
No functional information[3]

1: Genes with functional experimental evidence. 2: Genes lacking experimental evidence but with predicted function. 3: Genes with no information on function or expression.
*An unknown but small portion of predicted genes have been verified for industrial hosts 1 and 2.

We believe our biofacturing platform has solved these problems: we can reliably improve many traits of the microbe, including yield, titer, rate, tolerance to high concentrations of product or co-products, avoidance of co-product production, thermal tolerance or other factors associated with the commercial production process. We believe we are best in class at optimizing microbe performance to produce molecules at industrial scales.
We achieve these results by applying an atheoretic approach where we systematically edit all parts of the genome without being guided by mechanistic hypotheses of why certain changes might lead to performance benefits. We apply this strategy because while early efficiency gains can be made by analyzing the metabolic pathway and targeting changes in key enzymes, this strategy is generally insufficient to reach commercial performance. Raw DNA sequences are virtually uninterpretable and cannot be manipulated or debugged like computer software code. We have typically found that more than 60% of the beneficial changes in microbes we introduced with our machine learning processes defy known human explanation, even ex post facto, and were only identifiable through powerful machine learning.
This process of radical empiricism involves several key steps:
A.	Generate a large library of atheoretic designs.
Our process generally starts with a machine learning system (Strain Brain) that proposes a specific library of possible genomic edits. These recommendations include library type (e.g. deletions, insertion, etc.), loci in the genome and a number of other variables. Each recommended library would typically encompass hundreds to thousands of specific microbes. While informed by host-specific features, Strain Brain’s algorithms do not rely on mechanistic understanding of each gene’s function.
B. Build the recommended library.
In silico designs, however, only go so far; we must actually build (and then test) our microbes to have confidence in our results. And, because we routinely probe hundreds to thousands of loci within the genome for potential improvements in performance, we have had to develop custom software tools to facilitate work at this scale. These tools include software that enables us to design the large libraries of specified microbes (Helix), run lab operations (Constellation) and perform subsequent batch analyses (ZNGS). Our robots use a number of molecular biology techniques—which vary by microbe—to assemble DNA constructs and insert them into pre-specified loci in the genome. To date we have built and tested 360,000 microbes with specific genomic edits. This excludes microbes we have built using random mutagenesis and other non-targeted methods.
C.	Evaluate microbe improvement and predict performance at scale.
Once fabricated and quality controlled, these new microbes must be evaluated experimentally to determine their performance. This process is challenging for two reasons: first, standard high throughput assays do not resemble performance at scale because the physical environment of a 3ml microtiter plate well in a lab is very different from the conditions in a 100,000 liter full scale manufacturing environment; and second, our detection methods must be exceptionally precise since performance gains from any individual edit may be quite small. Our testing platform is able to use data collected over years of experiments to predict how microbes will perform at scale based on high-throughput, small-scale experiments. This allows us to identify winning variants with a high degree of accuracy.
We use a machine learning system called Orion to design our assays. Each microbe and molecule requires its own set of test assays, and these assays must be periodically refreshed as we climb the performance curve. These assays provide insight into fermentation characterization (e.g., concentrations of nutrients, intermediates and byproducts), microbe growth and health (e.g., cell density, cell size, growth rate) and target production (e.g., yield, titer, productivity). We utilize a broad array of analytical techniques which may include spectroscopy, colorimetric assays, mass spectrometry, NMR and a range of separation techniques (e.g., chromatography). In addition to classical analytical chemistry, we may also use cell-based assays such as FACS and technologies such as biosensors where appropriate. Factors such as precise nutrient composition in the media or the cultivation time points used for assaying can have outsized impact on the predictability of the assay relative to larger-scale fermentation and must be carefully tuned. Our systems have grown more effective and have run over 12 distinct plate screening models in production in 2020.
We then confirm our results by performing bench-scale fermentation runs. Each process run in bench-top reactors is monitored by our active data capture process which builds a continuous digital model of every fermentation run and is associated with microbe and genetic edit data stored in LIMS. This data relationship enables us to better understand the way that incremental genetic change affects the performance of a particular fermentation process. These runs also offer us the ability to iterate on the fermentation process itself; our in-house machine learning tool set, MassPipe, runs a complex set of analyses on the fermentation run data and digital models of our microbes. These analyses highlight key issues that guide subsequent process and genetic changes. Our process consistently finds genomic edits that improve performance despite the enormous design space. Many of the improvements we identify are not predictable in advance using traditional human-generated hypotheses. For example, across the programs conducted for our largest R&D partner, more than 50% of all genomic edits identified by our platform were not predictable using traditional human-generated hypotheses.

The effectiveness of our biofacturing platform can be appreciated by the fact that customers who signed R&D contracts with us have manufactured and sold more than $1 billion worth of products made by microbes we developed and engineered.
Our biofacturing platform is an end-to-end solution based on a common infrastructure.
Our biofacturing technology platform has been built as a set of discrete applications that solve the challenge of designing products, creating microbes and scaling production. These applications, however, are built on a shared infrastructure.

The end-to-end integration of many custom systems is a competitive advantage

Design Product
Create Microbe
Scale Production
Legend:
SW app / platform
ML & data science
automation
database
big data / cloud infra
molecular biology
chem / mat sci
ZYNC (molecule search)
HTP film production ('21)
ML & Simulation (materials)
HTP CC formulation
Material perf testing for electronics
NP functional testing for ag/CC
zync-db (bioreachables db)
APE (ML pathway design)
Strain Brain (ML strain design tools)
Helix (DNA CAD tools)
Constellation (ML-enabled Bio-MES)
Orion (ML assay design)
Polaris (lab workflow)
HTSPipe
FermPipe
MassPipe
Enzyme de-orphaning
Clone Extraction
CloneHunter
ZNGS
ZYFO
PIMS & PPA
enEvolv / SortSEQ
Drawbridge (ML & ad-hoc bioinformatics platform)
Radiant genomics / UMDB (metagenomics database and physical library)
ACS (RAC-centric automation orchestration & control)
RAC (next-gen lab robotics platform)
Unified, scalable, ML-enabling LIMS
integrated data lake infrastructure + scalable cloud-based compute fabric

The most important pieces of this infrastructure are:
Unified Metagenomics Database (UMDB)
UMDB is a digital and physical collection of DNA with more than 200 million genes, and is the extension of the metagenomic capabilities of Radiant Genomics, Inc., a company we acquired in 2017. This database is a deep, rich repository of enzymes incorporating both publicly available enzyme information as well as enzymes discovered first by Radiant and now by us. We believe this is one of the largest collections of its kind and it is continually growing. For many but not all of the enzymes, we possess associated functional information based on prior published research. For enzymes without functional information, we use sequence similarity, the identity of neighboring genes in the genome, and other information to predict likely enzymatic function. We utilize the information from UMDB in, among other things, predicting molecules which can then be searched by ZYNC and providing a source of data for APE to design pathways.
Reconfigurable Automation Carts (RAC) & Automation Control Software (ACS)
Our Reconfigurable Automation Cart (RAC) system advances the state of the art in lab automation. RAC improves process quality, turn-around time and cost. RACs can be reconfigured in hours, enabling high-uptime operations, easy system expansion, as well as adaptation to new microbes, molecules or instruments. This reconfigurability enables scientists and automation engineers to seamlessly collaborate on new process development without capex overhead or long development lead times.
As an example, during 2020, we onboarded one new lab protocol onto the RAC system in just six weeks (even though most automation engineers were working from home due to shelter-in-place orders) by relying on cameras, sensors and RAC’s digital reconfigurability. By comparison, traditional integration of these instruments would typically take 6 months. Using RACs doubled process throughput and significantly reduced lab labor requirements for the protocol. Since the protocol’s launch on RAC, we have doubled throughput again through modest reconfiguration and expansion of the system.
Automation Control Software (ACS) is our custom software orchestration layer for RACs. ACS can dynamically optimize schedules as work is dispatched, monitors running processes continuously and connects to Constellation (our MES) for process initiation as well as data capture. ACS’s liquid handling middleware allows scientists to define liquid handling protocols quickly while supporting a range of automated instruments and consumables like tips and plates. In addition to increasing flexibility for scheduling and consumables pricing, it reduces supply chain changeover times from weeks to hours, creating organizational resilience when biotechnology supply chains are stressed, as they were during 2020. The power and quality of automated recommendation systems and predictive models improves with every strain built and tested, strengthening our biofacturing platform.
LIMS
Our Laboratory Information Management System (LIMS) is a cloud-scale database that we have been running and extending since 2014. LIMS captures experimental designs, instrument execution and run parameters, relevant environmental conditions and data as it is generated by our high throughput lab. This multi-year data repository enables us to perform analyses and train machine learning systems on an incredibly rich data set of, among other things, genotype:phenotype correlations and lab process metadata. This proprietary data moat expands every day in both depth and breadth.

MARKETS
The chemicals and materials sectors are large and diverse and play an essential part in producing most of the material goods we interact with on a daily basis.
We believe that our ability to make better products faster and cheaper than incumbents positions us to disrupt large swaths of these legacy markets. We estimate that our total market opportunity is at least $1.2 trillion across 20 separate industries, all ripe for disruption and that the market opportunity of the first three industries we will pursue, electronics, consumer care and agriculture, is approximately $150 billion.

Our platform can develop and commercialize products across a number of massive markets

$1.2 Trillion

Market opportunity for our products

Electronics
$59B
Consumer Goods
Food
(Includes
Neutraceuticals)
Consumer
Care
$44B
Automotive &
Appliance (ex
Foams)
Clothing &
Sporting Goods
Construction &
Wood Products (ex
Foams)
Industrial Foams
Medical
Natural
Resources
Other
Other Films,
Coating, and
Packaging
Paper & Ink
Paints & Coatings
Renewables &
Environmental Mgmt
APIs & Drug Mfg
Ag
$47B
Animal Feed

Market opportunity based on third party report.

A wide range of market opportunities, all ripe for disruption.
Criteria
Because we could pursue so many markets, we have initially prioritized three large market industries that justify meaningful investment using rigorously applied criteria. We look for:
•	Applications where bio-based materials enable differentiated advantages;
•	High-value segments where we believe attractive margins are achievable; and
•	Industries that bring new products to market efficiently, where our approach enables faster timelines or where we can leverage partnerships to advance favorable economics.

Choosing markets where biology wins.
In choosing products to develop, we also look for products that have significant adjacencies—once a product is commercially successful with a specific application in an industry, it can be developed and modified into a sequence of new products within that industry or used in analogous applications in other markets.
These criteria led to our choice of three initial target markets: electronics, consumer care and agriculture. But our long-term goal is to deploy biofacturing much more broadly, to disrupt the existing chemicals and materials industry.
In addition, we are actively exploring opportunities in new markets.
We plan to follow the same go-to-market strategy in all our end markets. First, we plan to approach all parts of the value chain, from end-customers to brand owners and OEMs of varying sizes and speed to all their key suppliers, which will allow us to understand all the key buying decisions and potential blockers in the value chain. Then we plan to target the fastest moving customers—who are usually smaller players—for initial sales. Finally, we plan to build volumes over time, expanding into larger, slower moving customers and identifying adjacent use cases.

Electronics
The electronics market is large and diverse, comprising a range of highly specialized component providers that sell into tiered supply chains, leading to a large number of end-products. Suppliers into this vertical need to provide ever improving high-performance materials within short cycle times to enable rapid product evolution, and this needs to be done at a competitive cost. We expect our products to be used in broad variety of applications.

Transparent polymer film
Adhesive
Varnish
5G Antennas
MicroLED Substrate
Rollable Display Cover Window (smartphone, TV, Tablet)
Touch sensors
Foldable Display Cover Window
Protective Film
Printed electronics
Transparent heaters & sensors
OLED Lighting
Flexible PCB

In electronics, we are developing multiple materials with a range of applications.
Our focus in the near term is on optical films for smartphones, tablets and notebooks, with a variety of use cases that we are currently targeting across all those devices. We partner with Sumitomo Chemical in the area of optical films, have partnerships with other companies in other industries or application areas and are working with business in the electronics industry on uses for Hyaline. We believe our opportunity across optical films is large and growing, with a market size of $25 billion for specialty films (which include optical films) in 2019, according to IHS Markit Report on Specialty Chemicals Industry. Beyond these initial uses, we see a broad opportunity in applications as diverse as adhesives and coatings, substrates for printed electronics, wearables, transparent heaters and sensors. We believe the use cases and applications for our electronics pipeline products are important to the product differentiation for the OEM.
Looking only at smartphones, 1.3 billion units were shipped globally in 2020 according to Statista, and each device has dozens of components that need to meet ever more exacting performance criteria, according to    . Over the past few years, OEMs have continually improved their products, with ever-thinner devices, smaller notches and bezels, scratch-resistant screens, longer battery lives, better cameras and higher contrast and resolution displays. This backdrop of a need for better products, quickly, aligned with our market selection criteria and initially let to our pursuit of this market.
More importantly we believe this is an area where biology can win; because of the superior molecular properties of biological compounds, such as stereochemistry and asymmetry, we are developing and making better products. Better products will lead to the next wave of device innovations for OEMs, and the value we bring to OEMs will translate into superior economics for us. The barriers to entry in the space are high because, in addition to meeting high technical specifications with superior technological solutions, supply chain readiness and ability to execute on purchase orders in a timely fashion are critical factors in the selection of a supplier, making the ability to scale paramount to success.
As an example of a changing market driving our opportunity set, we expect foldable screens on smartphones to go mainstream in the near future, and for that significant innovation to be partly enabled by products in our pipeline. The design of high performance, durable, foldable displays is a difficult technical challenge that requires new solutions to new problems. For example, a foldable display needs to have a high enough folding endurance to bend on a radius of less than 1.5mm over 200,000 times without deforming, be sturdy enough to be resistant to scratches and impacts and have extremely high optical clarity to enable the latest in display technologies. The requirements demand thermo-mechanical and optical characteristics that sometimes conflict with one another and stretch beyond what is possible with known chemistries.
According to DSCC Report, only half a million foldable devices were sold in 2019, and projections are for this new form-factor to reach over 80 million units annually by 2025. New foldable form-factors that will begin to come on market soon could help revive sales growth for these mature devices. Another example of the need for new materials to enable next generation technologies is in microLEDs. The industry may be able to adopt microLEDs (which produces better image quality with 3-4x more efficient power consumption compared to OLED) more widely in the coming years due to new film products that can withstand high temperatures and be used as substrates in their manufacture. We believe OEMs need such innovations to drive growth and capture market share, which, in turn, drives the need for material science innovations to be able to create better products for them to bring to market.
In order for novel materials to get designed into new electronics products, dialogue across the relevant supply chain is needed. For example, the display market has a range of players that span component makers, subsystem assemblers, panel makers and the device manufacturers. While the ultimate customers for our films may only be specific parts of the display value chain, relationships with all parts of the chain are important in order to gain visibility into market trends and feature and specification requirements, and in order to get designed into the end devices. The buying criteria of all parts of the chain generally revolve around meeting performance standards and supply chain reliability at the lowest cost, but this is accompanied by specific needs around innovation that the supply chain in aggregate needs to produce and enable in order for the whole ecosystem to profitably grow. Consistent with our go-to-market strategy, we’re targeting sub-system assemblers and system assemblers serving smaller manufacturers who we believe will be the fastest product adopters.

Illustrative electronics display market value chain.
The versatility of our first film products is demonstrated by the fact that they are currently being tested in applications across the device, from cover windows and films on-display, to touch sensors in-display, to printed electronics, flexible printed circuit boards and flexible heaters in devices. Other applications like OLED lighting and carrier film for semiconductors also have a range of potential use cases. As we develop products like adhesives for electronics assembly, which we estimate alone is a $3 billion market, based on the ASC report, the benefit of product adjacencies comes into view, as we can take a similar product developed for this market to other verticals, such as construction, transportation and packaging.

Consumer Care
The consumer care market is fragmented across a range of product categories spanning personal care such as skin care, hair care and hygiene (over $400 billion in 2019, according to Statista Report on Beauty & Personal Care) and home care which includes laundry detergent and softener, dish soap and household cleaners (over $150 billion in 2019, according to Statista Report on Home & Laundry Care). There is an ongoing shift in demand for a new type of product that is not made with the same chemicals that have been used in the market for the past century. Consumers have demonstrated a clear preference for consumer care products that are natural, non-toxic, environmentally sustainable and provide superior performance. Products that meet consumer needs by providing better functional performance, but also by meeting conscious and unconscious emotional needs are high-value and high margin. The quest to live longer, stay healthy and look good is a consistent human desire, and consumers seek out products that speak to those needs. Equally, the products we use throughout our homes, on our clothes and in our kitchens, need to meet increasing customer and regulatory standards for quality and safety.
While the trend towards natural products is not new, we believe it is accelerating. The importance of natural production, or utilization of products found in Nature, factors increasingly into purchase decisions. The long list of chemicals on the back of most shampoo bottles, for instance, will become less acceptable to consumers over time.
Demanding consumers want a mix of performance, safety and transparency, which is leading to the need for new products. Our ability to use Nature as an inspiration to create novel molecules that mimic Nature, or improve upon it, opens up new markets and possibilities for products. With the ability to bring new and better products to market, we also believe we can erode boundaries that sometimes exist, such as those between personal care and healthcare.
Sustainability is also increasingly important to consumers, who now expect their products to positively contribute to the environment or society. Millennials are especially concerned with environmental friendliness. Research conducted in 2020 by the New York University Stern Center for Sustainable Business found that sustainability-marketed products were responsible for more than 50% of growth in consumer-packaged goods from 2015-2019, and that younger consumers drove the demand for sustainable packaging. High-value natural products rely on extracting small quantities of active molecules from plants, an expensive and often environmentally unfriendly process. More traditional products often use petrochemical derivatives.
Additionally, many regulations are emerging to reduce or eliminate the use of products that are bioaccumulative and contribute to environmental pollution, such as silicon-based film formers used across a wide range of personal and home care products. Developing biodegradable materials with equal or better performance characteristics is an urgent challenge. By using biology, we can manufacture molecular building blocks responsibly, sustainably and achieve better economic outcomes.
The market for bioactive and biopolymer ingredients is also a large and growing part of the consumer care market, and one which we believe we are well-suited to address.
There are a number of ways products can be launched into the consumer market quickly and efficiently, often with low or no regulatory hurdles. Key ingredients can be sourced externally or discovered and developed, formulation, blending and packaging can be in-house or outsourced, partnerships can be struck with large or small brands or a new brand can be developed, and products can be sold directly to consumers, or via traditional retail channels. Product differentiation is enabled by better ingredients that possess more desirable characteristics, and this feature of the market will allow us to build our brand and the brands of our products, ingredients and partners. Consistent with our go-to-market strategy, we expect to target the fastest adopting customers, which we expect to be niche consumers, reached via a direct-to-consumer channel or through indie brands. Once we have commercialized the product, we believe we will be well positioned to sell into larger CPG companies while maintaining our margins.

Illustrative approach to the consumer care market.
Our novel bio-based consumer products will tackle key challenges and unmet needs, with the goal of positively impacting consumer lives and the environment. We believe that biofacturing is the natural path to novel bioactive and functional ingredients that will unlock access to sustainable alternatives to products otherwise traditionally chemically synthesized or extracted from plants.
Agriculture
Agriculture is 4% of global GDP and faces a range of urgent challenges, according to the World Bank. Current projections estimate that by 2050 there will be around 10 billion people on the planet, according to Elementa study. There will be more mouths to feed, and richer and more varied diets will become more widespread as countries become more prosperous. Crop production needs to more than double by 2050 to feed the global population, according to Elementa study. The environmental impact of the industry is also profound with agriculture being one of the largest contributors to human-caused greenhouse gas emissions. This is driven in part by methane release by cattle and rice farms, nitrous oxide from fertilized fields and deforestation to create room for crops or livestock. The pollution generated by runoff from fertilizers and manure is also devastating to fragile natural ecosystems.
Additionally, climate change, pest proliferation, pest resistance, increased regulation and population growth will all stress existing production. The effectiveness of existing products decreases year after year, as resistance builds across weeds, insects and fungal pests and many others are being taken off market by regulators. There is a need for product innovation, as the existing approaches to bringing new products to market tend to be limited and inefficient. Traditional agriculture has overlooked nutrient replacement strategies and efficiency improvement products. Instead, leading companies tend to focus on large volume, commodity products.
We believe we have multiple opportunities to bring new products to market in this sector, and on shorter timelines than are typical in the industry. Biology is advantaged in agriculture not only because of performance benefits, but also because it enables speed to market. Naturally occurring and naturally derived products, such as microbes-as-product and proteins, tend to experience more favorable regulatory treatment than traditional chemical products, and can reduce timelines of new product introduction.
We believe superior products that are better for the environment and allow the yields necessary to feed the growing world population will not only be desired by farmers but will also ultimately be mandated by governments.
According to the IHS Markit Report on the Seed Sector, over $400 billion is spent on agricultural inputs each year, half of which we estimate comes from fertilizers and crop protectants. We estimate that our market opportunity across agricultural products for which we can develop solutions is more than $45 billion across nutrient use efficiency enhancers and crop protection alone.

Just as in our other verticals, we expect to target the fastest moving market segments and product classes. As such, we are focused on crop protection and crop additives. We see the most attractive opportunities in specialty crops like fruits and vegetables.

Illustrative approach to the agriculture market.
We believe that our products will generally be classified as naturally derived products and may consequently achieve regulatory approvals up to two years faster than traditional synthetic crop-protection agents.
New Markets
Beyond these three markets, we plan to enter additional markets over time. We believe we will find synergies in our material innovations: polymers and products created for one use or industry will likely have applications in another. As appropriate, we will partner with large, established players, both to reduce risks and make product development and entry into the market more efficient.

PRODUCTS AND PIPELINE
Our pipeline is currently organized around our three core strategic verticals.
We are also pursuing new markets for future growth.
Zymergen’s pipeline of products in electronics, consumer care, agriculture and new markets.

Zymergen’s pipeline of products in electronics, consumer care and agriculture.4
Electronics
Our electronics portfolio consists of four products, including, Hyaline, which we launched in December 2020, beginning the expected 6-18 month product qualification process with customers. ZYM0107 and ZYM0101 are also high-performance optical films and are targeted to launch in 2022 and 2023, respectively. ZYM0103 is expected to provide our first adhesive product.
On-market Optical Films: Hyaline
Hyaline is a high value optical film that enables OEMs to meet the needs of their customers as they design the current and future generations of smartphones, tablets and laptops. Chemically, Hyaline is a novel optical film with a combination of strong optical properties, including transparency, low birefringence and haze and mechanical properties conferring folding endurance and tensile strength. It has distinct performance advantages over incumbent materials like cyclic olefin polymers (COP), cyclic olefin copolymers (COC) and Polyester (PET) films commonly used for display applications in smartphones, tablets and notebooks. Hyaline is a powerful example of the power of our biofacturing platform. We are in the process of converting to a fermentation-produced molecule for Hyaline by using a microbe that has a demonstrated ability to produce the molecule through fermentation. We are currently developing commercial scale processes so we can produce the molecule through fermentation at sufficient volumes and costs to support commercial manufacturing. We expect this process to be complete in 2022.
[4]
*Reflects target launch dates for these products. ** In order to accelerate product launch and meet customer demand, we launched Hyaline with a non-fermentation produced biomolecule sourced from a third party We are currently developing commercial scale processes so we can produce the molecule through fermentation at sufficient volumes and costs to support commercial manufacturing. We expect this process to be complete in 2022.

Hyaline has extraordinary performance, making it fit for multiple potential applications, including:
•	Display: Touch sensors, fingerprint on display sensors, foldable display cover window for notebooks and tablets and foldable protective film
•	Printed electronics: Printed circuitry including for transparent heaters, sensors and flexible PCBs
•	Substrate: OLED lightning, ITO carrier film
We estimate the display market alone for Hyaline was over $1 billion in 2020 and this product has additional use cases in printed electronics and flexible heaters. We launched our first product Hyaline in December 2020, beginning the expected 6-18 month product qualification process with customers. We have not yet generated revenue from product sales (except for nominal revenue related to the sale of samples of Hyaline). We are currently in the qualification process on Hyaline with multiple customers, including sampling and discussions on commercial terms with some of them. Given the importance of this qualification process in our current target markets, we anticipate that, even after we have launched a product, we will only generate revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for our product.

We launched our Z-film franchise in 2020 with Hyaline

In-Display

- Fingerprint On Display
- Touch Sensors

On-Display

- Foldable Cover Window
- Foldable Protect Film

Display Market Opportunity >$1B

Circuits

- Printed Electronics
- Flexible PCB's
- Flexible Heaters

Other

- OLED Lighting Substrate
- ITO Substrate

Estimated 2020 market opportunity across five distinct display applications only.
Market opportunity based on third party data.

Flexible optical film with high temperature tolerance: ZYM0107
ZYM0107 is the next product in our films franchise, which we are planning to launch in 2022. Like Hyaline, it is based on novel optical film chemistry that is not available in the market today.
ZYM0107 is better suited than Hyaline for certain applications, including:
•	Display: MicroLED and miniLED substrates
•	Printed circuits: Very high temperature transparent heaters and sensors
•	Substrates: ITO substrate for tablets, notebooks and wearables, carrier film for semiconductors fabrication
MicroLED and miniLED represent major trends in the consumer electronics industry, and we believe ZYM0107 is well positioned to capitalize on the demand.
Flexible optical film with high modulus: ZYM0101

Technological challenges addressed by Zymergen

Target

Stiffness
Transmittance
Yellow Index
Elongation
Endurance
5
5
5
5
5

Competitor 1

Stiffness
Transmittance
Yellow Index
Elongation
Endurance
3
5
5
4
5

Competitor 2

Stiffness
Transmittance
Yellow Index
Elongation
Endurance
2
5
4.5
4
5

ZYM0101 is planned for launch in 2023. The distinctive features of ZYM0101 are very high tensile strength film (measured by the Young’s modulus), high surface hardness, high elongation-at-break, along with strong optical properties in terms of transparency and haze. ZYM0101 is particularly well suited for the following applications:
•	Display cover window applications in foldable smartphones
•	Tablets and notebooks
•	Rollable displays (e.g. rollable TV or rollable tablets)
True foldable devices are expected to be a key driver of growth in the consumer electronics industry and we believe ZYM0101 is well positioned to capitalize on this.
Adhesives pipeline: ZYM0103
Beyond films, we have a bio-based epoxy adhesive in our pipeline that will have distinctive features for components assembly in smartphones.
Consumer Care
Our consumer care pipeline consists of four programs. Our most advanced program is ZYM0201, a naturally derived insect repellent that we are targeting for launch in 2023. In addition, we have earlier stage programs to develop a naturally derived UV protectant (ZYM0205), a bio-based sustainable film former (ZYM0206) and another undisclosed program (ZYM0207).

Naturally derived insect repellent: ZYM0201
Our first product in the consumer end market will be insect repellent, ZYM0201. We are targeting an initial launch in 2023. We believe there is an unmet need for a safe, naturally-derived, and effective insect repellent. Our active ingredient works for more than seven hours and has lower toxicity levels for both dermal application and oral consumption than DEET.
The chemical active for ZYM0201 is derived from a naturally occurring molecule found in plants with long-recognized insect repellent qualities. ZYM0201 can be formulated as a traditional spray or cream. We are also exploring gels, sticks, fabrics, pet products and high-end skin-care products. The market for insect repellents today is dominated by DEET, which is effective, but suffers from negative consumer perception regarding its safety profile. Other disadvantages of DEET include: it is a solvent that feels bad on skin; it damages clothing and plastics; and it does not formulate well into creams, lotions or other preferred formats. Naturally derived products on the market today such as various essential oils are generally not seen as effective. Taken together, we believe the disadvantages of DEET and the lack of effectiveness of naturally derived products create a significant opportunity for ZYM0201.
According to Transparency Market Research, the global market for insect repellents is over $1.5 billion across sprays and other traditional formats. In addition, our consumer survey, which asked 2,750 adults between 18 and 65 years of age in the United States and an additional 6,000 consumers in five global markets as a follow up about their concerns about insects, their current behavior with insect protection and their interest in better insect repellent products, found that consumer need to repel insects is global, big and likely to get bigger with current solutions being unsatisfactory, suggesting that there is a large latent demand for better products and therefore we believe that we can turn our active ingredient into crossover products and expand the opportunity even further.

Our first consumer care product, ZYM0201, is a novel insect repellent

Spray
Lotion
Stick & Gel
Moisturizing Lotion
Sunscreen Combination
Pet Protection
Market Opportunity
>$1.5B

Market opportunity based on third party data.

Naturally derived UV protectant (ZYM0205)
Like insect repellents, we believe there is an unmet customer need for naturally derived UV protection to address consumer concerns about currently available products including the impact of oxybenzones on human health and coral reefs. UV protection is an important part of many consumers' daily care routine and it is used by a very large percentage of the population. Based on data from Euromonitor, the 2019 global market for sun care was $11.7 billion and in the United States alone it was $2.2 billion, with forecasted global market 2019-2024 CAGR of 3.4%. We have identified several molecules that occur naturally that potentially meet these criteria and we are currently leveraging our biofacturing platform to select and develop one of these agents.

Other pipeline programs
We are also exploring other consumer care opportunities including film formers which are used in many consumer products to provide the desired sensory profile. We intend to expand our pipeline of performance advantaged consumer care products over time.
Agriculture
In agriculture, the rate of yield growth has been slowing, while climate, environmental pressures and consumer demand for more nutritious, healthy food have continued to increase the need for better products. We believe we are well positioned to transform the discovery of novel microbes and products, including proteins and natural products.
Nitrogen fixation partnership: ZYM0301
Our most advanced agricultural product is focused on improving crop nutrient uptake for significant markets, including corn and wheat. We are helping to reduce dependence on synthetic nitrogen fertilizer. According to the EPA, around 50% of crops globally are reliant on synthetic nitrogen today, but its high-energy production comes with serious environmental impacts, ranging from dead zones at sea to decomposition into nitrous oxide, a greenhouse gas nearly 300 times more potent than carbon dioxide, responsible for approximately 5% of human-caused greenhouse gas emissions. We expect the amount of nitrogen accessible to the plant will improve environmental outcomes and lead to favorable economics across the value chain.
Other Agriculture pipeline: ZYM0302 and ZYM0303
We are also exploring various crop protection opportunities in areas such as pesticides and herbicides. Consistent with our mission of partnering with Nature, we are exploring naturally derived compounds to achieve this performance. Some of these programs are being undertaken in partnership with mature companies who may assist with commercialization.
For ZYM0302, we are working with a partner on a range of new natural products that will target a number of pests and pest classes. We are using our metagenomics database to help identify these products, which have the potential to meaningfully improve farmer economics through increased yields and lower costs through better efficacy and more targeted and efficient application.
ZYM0303 is targeted at helping potato and tomato growers more effectively manage the weeds that decrease yield and are very expensive to hand spray and manually remove. The top product that historically helped address this issue, methyl bromide, is now banned. ZYM0302 is meant to be applied pre and post-emergence of the crop in the field, helping throughout the lifecycle of the crop, and aimed at providing a substantial uplift to farmer economics.
New Markets
We are focused on developing products for unmet needs in additional end-markets that are aligned to our strategy and technology strengths. As appropriate, we will partner with large, established players, both to reduce risks and make product development and entry into the market more efficient.
We expect to announce partnerships and new product development milestones across areas as diverse as food proteins, healthcare consumables, animal nutrition and health, natural resource extraction or remediation, packaging and many more. These sectors all have meaningful unmet needs, where existing solutions are either inefficient or too expensive for practical use, or at odds with regulatory mandates and sustainability goals. We have more than three programs underway with partners across new industry verticals.
For example, we are researching how we could improve the quality and efficiency of both human and animal nutrition. Using microbial fermentation, we can utilize various feedstocks to produce end products that increase availability of critical nutrients, while using significantly fewer inputs.
COMMERCIALIZATION
Our biofacturing platform is designed to enable us to make products that solve a broad range of needs across a wide range of industries. We have worked to prioritize and identify a subset of industries to initially target, and a set of applications within those industries for which we will design molecules and products. We first identify markets based on the following criteria: (a)  applications where bio-based materials enable differentiated advantages; (b) high-value segments where we believe attractive margins are achievable; and (c) industries that bring new products to market efficiently, where our approach enables faster timelines or where we can leverage partnerships to advance favorable economics.
Additionally, we look for products that have significant adjacencies where once a product is commercially successful within a specific application in an industry, it can be further developed and modified into a series of products within that industry and used in analogous applications in other industries. This range of criteria led to our initial three target markets: electronics, consumer care and agriculture.
We plan to follow the same go-to-market strategy in all our end markets. First, we plan to approach all parts of the value chain, from end-customers to brand owners and OEMs of varying sizes and speed to all their key suppliers, which will allow us to understand all the key buying decisions and potential blockers in the value chain. Then we plan to target the fastest moving customers—who are usually smaller players—for initial sales. Finally, we plan to build volumes over time, expanding into larger, slower moving customers and identifying adjacent use cases.
Our goal is to grow future revenue by increasing market penetration with our existing products, launching new products in our target industries of electronics, consumer care and agriculture and entering new industry verticals through partnerships with industry leaders. Entering new industries or developing new types of products can bring new risks and can require capabilities that we do not yet possess. We use partnerships to reduce the risk and to develop the required capabilities. These partnerships contribute to both our commercial success when we partner with or sell to these companies, and by providing access to needed capabilities as we enter into new markets. One such example is our partnership with Sumitomo Chemical for our electronic films. As part of this partnership, we have generated collaboration revenue through the joint innovation of certain materials and applications of strategic interest to Sumitomo Chemical. Under this arrangement R&D costs are shared equally between the parties with settlement of such amounts on a quarterly basis. By partnering with Sumitomo Chemical, we significantly reduced the timeline to scale manufacturing of our Hyaline product.
Consistent with our practice to date, we expect that in the future we may pursue partnering arrangements with large, established players in the new verticals we target. This approach is intended both to de-risk and make more efficient the product development process and eventual launch of the product.
We organize our commercial efforts by industry vertical. Our sales teams, which are led by veterans with experience in the relevant industry, consist of business developers focused on finding and developing, via the exchange of technical data, ways to specify our products in applications for potential customers. Once we have produced the product to the required specifications, our sales team engages in sales efforts to market and sell the product, while continuing to work with our R&D team to identify and develop future product specifications. In the near term, our main focus is on the electronics vertical, particularly generating revenue from the sales of Hyaline sales growth, while also understanding the opportunity of ZYM0101 and ZYM0107. At this point, ZYM0101 commercial development is limited, as this is a main focus area of R&D. We are following, and expect to continue to follow, this model for our other product verticals, including consumer care and agriculture.
Our sales team for our electronics products include people based in the United States, Japan, Taiwan and the Netherlands. We expect to expand the sales team for electronics over time while also growing sales teams for other product launches.
COMPETITION
Our platform is designed to create products that address customer needs in a wide swath of industries, including electronics, consumer care, agriculture and other categories. To our knowledge, there are currently no other companies that serve these industries with the same breadth or with a comparable platform. Competing platforms may emerge from various sources, including synthetic biology companies, biopharma companies and public and private research institutions. We expect our innovative bio-based products to compete with traditional petro-chemical producers.
Across our markets, our customers place value on:
1.	Product qualities and ability to deliver differentiated properties such as strength, flexibility and product efficacy
2.	Price

3.	Security of supply
4.	Sustainability / ability to deliver naturally-derived products
While competing products in the market may be able to deliver some of these factors, we believe we are differentiated in being able to deliver a combination of them all. For example, we are able to deliver material properties (such as flexibility in electronic films) that are to our knowledge, not commercially viable with synthetic chemistry.
The current end markets in which we have launched a product or have products in development include the electronic films segment, insect repellent consumer care segment and agriculture segment.
Electronics
Our electronic films products are designed for various uses and applications, ranging from touch sensors, display sensors, printed electronics, flexible device films and adhesives for smartphone assembly. In these markets, we expect to compete with limited petro-chemical based producers of these electronic films, which include Kolon Industries, SKC Inc. and Taimide Tech. Inc.
Consumer Care
We expect our insect repellent product to compete with traditional DEET-based products and ineffective naturally derived products such as essential oils. Our competition will include consumer goods companies and smaller boutique consumer care manufacturers that produce these traditional insect repellent products.
Agriculture
Our agriculture products currently in the pipeline compete with traditional synthetic nitrogen fertilizers and traditional chemical-based crop protection products such as herbicides. Our competitors are global agrochemical companies that produce traditional chemical-based agriculture products.
For more information about our competitive landscape, see “Risk Factors—Risks Related to Our Business—We expect to face competition for our products from established enterprises and new companies, particularly in China, and if we cannot compete effectively against these companies, products or prices, we may not be successful in bringing our products to market.”
EMPLOYEES
As of December 2020, we had 762 employees, of whom approximately 99% are full-time employees. All of our employees are located in the United States, except five of whom are located outside the United States. Our employees are not represented by any labor union or any collective bargaining arrangement with respect to their employment with us. We have never experienced any work stoppages or strikes as a result of labor disputes.
We believe our employees are among our most important resources and are critical to our success. We devote significant resources and attention to identifying, recruiting, retaining, incentivizing and integrating talented and experienced individuals. In order to foster strong relationships with our employees, we conduct regular employee engagement surveys and maintain channels for providing upward feedback. We believe we also provide competitive compensation packages, including cash, stock-based compensation awards and a broad range of company-sponsored benefits.
Throughout 2020 and into 2021, in response to the COVID-19 pandemic, we have implemented and adapted measures to protect our workforce. Many of our employees, including members of our management team, are working remotely during this time. For certain employees who provide business-critical services report on-site, we have implemented a number of on-site health and safety measures designed to address COVID-19 risks. For additional discussion of the impact of the COVID-19 pandemic on our company, see “Risk Factors—Risks Related to Our Business—We cannot predict the full impact of the COVID-19 pandemic on our business, results of operations and financial condition.”
INTELLECTUAL PROPERTY
Patents
To date, we have filed approximately 500 patent and provisional patent applications, of which approximately 322 are currently pending. These include patents and pending applications that generally relate our innovations in the areas of:

•
High Throughput (HTP) screening platform and discovery tools, including our HTP genomic engineering platform and automated HTP tools for exploring genomic space, as well as HTP screening hardware components such as electroporators, robotics and instruments and our platform for sourcing natural products from metagenomic libraries;

•
Machine learning tools used to inform genomic engineering, including computer aided methods for our machine learning approaches, metabolite fingerprinting, microbial improvements and biorechable molecule discovery;

•
production microbe development, including organism specific HTP genomic engineering in such organisms as filamentous fungi, Corynebacterium, Escherichia coli, Chinese Hamster Ovary (CHO) cells and Bacillus sp.;

•	molecular and gene editing tools such as CRISPR gene editing tools for our HTP genomic engineering approaches, and silent gene cluster activation via bacteriophage;
•
gene editing approaches such as transposon mutagenesis, multiplexed assembly of DNA libraries, rapid genotyping of cell edits, circular-permeated nucleic acid for homology directed editing, prototrophic gene editing, removal of self-replicating fungal plasmids and detection of ectopic integration of transforming DNA; and

•
products and pipeline products, including our films products such as optically transparent polyimides including our HYALINE film product, as well as, pipeline products, production methods and our chemistry programs such as for phenol surface formulations, and energy storage electrolytes and electrodes.

In the United States, patent rights generally have a term of twenty years from the date in which they were filed as non-provisional patent applications.
In addition to our proprietary methods and technologies, we also license certain U.S. and foreign patents and patent applications from various third parties. Some of these license agreements provide the exclusive right to practice the licensed intellectual property subject to specific field or territory restrictions and certain fee and royalty arrangements. Subject to common termination rights, these exclusive license agreements typically are in force until the last of the licensed patents expires or, in some cases, upon our failure to achieve specified sales volume thresholds.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. We cannot provide any assurance that any of our current or future patent applications will result in the issuance of patents, or that any of our current or future issued patents will effectively protect any of our products or technology from infringement or prevent others from commercializing infringing products or technology.
We also protect our proprietary information by requiring our employees, consultants, contractors and other advisers to execute nondisclosure and assignment of invention agreements upon commencement of their respective employment or engagement. Agreements with our employees also bar them from bringing the proprietary rights of third parties to us. In addition, we also require confidentiality or material transfer agreements from third parties that receive our confidential data or materials.
Collaborative Research and Development
We earn revenues from collaboration agreements with customers to perform R&D services to develop new molecules using our technology and to scale production of the molecules for commercialization and use in the collaborator’s products. The collaboration agreements generally include providing our collaboration partners with R&D services and with licenses to our intellectual property to use the technology underlying the development of the molecules and to sell its products that incorporate the technology.
The Company entered into a Partnership Agreement with Sumitomo Chemical Co. Ltd. on April 9, 2019 (Sumitomo Collaboration). Through the Sumitomo Collaboration, the parties wish to establish a structure and operating model in which the Company’s technology, through bioreachable molecules, is harnessed in innovation for certain materials and applications of strategic interest to Sumitomo Chemical. The scope and specific terms governing the research and development efforts (including governance committee, development timelines, responsibility for obtaining any regulatory approvals and product technical specifications) will be set forth in written project plans (Project Plan) for each Zymergen and Sumitomo Development Item. Consistent with the Partnership Agreement, the two project plans the Company has executed with Sumitomo Chemical provide for a 50/50 cost share for internal and out of pocket costs (including labor, CMO, patent and regulatory costs) related to the development of the projects unless otherwise agreed by the parties. When there is a successfully developed project, the parties will decide on the business model on a case-by-case basis, given the wide variety of possibilities, in accordance with the decision-making process set forth in each Project Plan. We are in discussions with Sumitomo about the commercialization of Hyaline. As a basic principle, a value chain analysis along with a fully considered business model will be used so that the benefit sharing between the parties is fair, such that neither party should benefit disproportionately relative to its contributions to development items and applications therefor. The agreement is effective for six years and will automatically extend by additional one-year periods, unless either party provides written notice at least 180 days prior to the end of the then-current term. The cooperation between the parties will be exclusive within the applicable field for Sumitomo Development Items and Zymergen Development Items accepted by the Joint Steering Committee. Outside of the field, the parties each have a right of first offer for other uses of the Sumitomo Development Items or the Zymergen Development Items.
During the development term, the parties will each be performing research and development activities for their respective Development Items. The Zymergen Development Items are generally inputs into the further processing activities to make the Sumitomo Development Items with the aim of commercializing the Sumitomo Development Item. All direct costs of the research and development projects and net profits related to commercialization of the Development Items are shared equally (50/50) between the parties, with settlement of such amounts on a quarterly basis. As of December 31, 2020, the Company signed two Project Plans for the development of specified materials and performed research and development services for those Project Plans. The performance of the Project Plans is overseen by a Joint Steering Committee (JSC).
The Company’s share in Sumitomo Chemical’s R&D activities of the Sumitomo Development Item is recognized as research and development expense. Research and development expenses recognized from the arrangement during the year ended December 31, 2019 were insignificant and during the year ended December 31, 2020 amounted to $1.4 million.
In the performance of these agreements, new intellectual property may be, and has been, created. The terms of our collaboration agreements typically include one or more of the following: joint ownership of the new intellectual property, assignment of the new intellectual property to either us or the collaborator and either exclusive or non-exclusive licenses to the new intellectual property to us or the collaborator and other restrictions on our sole use of developments, such as non-competes and rights of first refusal. Our collaboration agreements also typically include one or more of the following: payments for the R&D services to be performed, milestone payments to be received upon the achievement of the milestone events defined in the agreements, revenue sharing and royalty payments upon the commercialization of the molecules in which we share in the customer’s profits. See “Risk Factors—Risks Relating to Our Business—We are subject to risks related to our reliance on collaboration arrangements to fund development and commercialization of many of our pipeline products, and our financial results may be adversely impacted if such collaborations do not lead to the commercialization of products.”

FACILITIES
The following is a summary of our principal occupied facilities as of December 31, 2020. We lease or sublease all of our office, laboratory and warehouse facilities. These lease and sublease agreements expire at various dates between 2021 and 2030.
Location	Approximate Square Feet	Operations
Emeryville, CA	252,000	General office; laboratory; warehouse
Cambridge and Medford, MA	10,000	General office; laboratory
In addition to the above-mentioned facilities, we have partnered with a third-party R&D company to obtain access to GMP-compliant laboratory space in Spain and have general office space in select U.S. locations.
We believe that our current facilities are suitable and adequate to meet our needs. However, to ensure that suitable additional space will be available to accommodate the foreseeable expansion of our operations, and further, to consolidate our Emeryville locations, we have entered into a lease for new headquarters in Emeryville measuring approximately 303,000 square feet. By year-end 2022, we anticipate that only these new headquarters and one additional building will comprise our Emeryville footprint, for a total Emeryville campus of approximately 360,000 square feet. We anticipate that any leases or subleases for Emeryville locations other than these two buildings will expire by 2023 in accordance with their terms or be early terminated or subleased (subject to negotiation with our various landlords and potential subtenants).
As our existing international operations expand and as we enter into new territories, we foresee expanding the square footage of our existing international leases and/or entering into new leases or subleases.
LEGAL PROCEEDINGS
We are currently in and may, from time to time, become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings. For additional information on risks relating to litigation, please see the sections titled “Risk Factors—Risks Related to Our Business—We may become subject to lawsuits or indemnity claims in the ordinary course of business, which could materially and adversely affect our business and results of operations,” “—Theft, loss, or misuse of personal data about our employees, customers, or other third parties could increase our expenses, damage our reputation or result in legal or regulatory proceedings,” and “—Our use of open source software could compromise our ability to use our biofacturing platform and subject us to possible litigation.”
GOVERNMENT REGULATIONS
Environmental Regulations
Our development and production processes involve the use, generation, handling, storage, transportation and disposal of hazardous chemicals and regulated biological materials. We are subject to a variety of federal, state, local and international laws, regulations and permit requirements governing the use, generation, manufacture, transportation, storage, handling and disposal of these materials in the United States and other countries where we operate or may operate or sell our products in the future. These laws, regulations and permits can require expensive fees, exposure or pollution control equipment or operational changes to limit actual or potential impact of our technology on the environment and violation of these laws could result in significant fines, civil sanctions, permit revocation or costs from environmental remediation. Future developments, including the commencement of or changes in the processes relating to commercial manufacturing of one or more of our products, more stringent environmental regulation, policies and enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions, may require expenditures that could have a material adverse effect on our business, results of operations or financial condition. See “Risk Factors—Risks Relating to Our Business—We may incur significant costs to comply with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.”
Agricultural Regulations
The U.S. government agencies primarily responsible for overseeing the products of modern agricultural biotechnology are the United States Department of Agriculture (USDA), the Food and Drug Administration (FDA),

and the Environmental Protection Agency (EPA). Our future bio-differentiated agricultural products may be subject to the regulatory requirements of one of these agencies. Those requirements will vary depending on the particular product, the mode of action and intended use of the product for commercial purposes.
Currently, we are subject to USDA Animal and Plant Health Inspection Service (APHIS) regulations regarding the R&D use of some of our microorganisms. APHIS is responsible for promoting U.S. agricultural health, including protecting agricultural plants from pests, diseases and noxious weeds. Accordingly, under the Plant Protection Act (PPA), USDA APHIS has regulatory oversight over organisms and products of modern biotechnology, including those produced through genetic modifications, that are known or suspected to be plant pests or pose a plant pest risk to domestic agriculture and native plants. As some of our microorganisms are considered regulated articles by APHIS, we are required to obtain the necessary APHIS permits prior to their use. Any future regulated microorganism we wish to use will also be subject to the same requirement for an APHIS permit. See “Risk Factors—Risks Relating to Our Business—We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our products or their components and even if approvals are obtained, complying on an on-going basis with numerous regulatory requirements will be time-consuming and costly.”
Chemical Regulations
Our bio-differentiated products use chemical substances that may be subject to government regulations in our target markets. The chemicals used to manufacture our films, specifically Hyaline, ZYM0107 and ZYM0101, are currently subject to U.S. EPA chemical regulations. Specifically, the EPA administers the requirements of the Toxic Substances Control Act (TSCA), which regulates the commercial registration, distribution and use of many chemicals. Before an entity can commercially produce or distribute a chemical, it needs to determine whether that chemical is listed in the TSCA inventory. If the substance is listed, then manufacture or distribution can commence immediately. If not, then in most cases a pre-manufacture notice (PMN) must be filed with the EPA. A similar requirement exists in Europe under the Registration, Evaluation, Authorization and Restriction of Chemical Substances (REACH) regulation. Although there are prescribed timelines, the process may result in significant delays or significant costs. See “Risk Factors—Risks Relating to Our Business—We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our products or their components and even if approvals are obtained, complying on an on-going basis with numerous regulatory requirements will be time-consuming and costly.”
Our consumer care insect repellent product, along with its chemical active, is currently subject to extensive regulation by the EPA which administers the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA). We will be required to comply with FIFRA which requires all pesticides and pesticide actives sold or distributed in the United States to be registered with the EPA. Countries other than the United States also regulate insect repellent products and regulations vary substantially from country to country. We will be required to comply with applicable regulations in each country in which we choose to market our product. If we cannot obtain regulatory approval for our product, our business will be adversely affected. In addition, the chemical active of our insect repellent is currently subject to the REACH regulation administered in Europe. Similar to the TSCA chemical regulations in the U.S., REACH regulations aim to protect human health and the environment through appropriate registration, assessment and management of chemicals produced and used in the European Union. See “Risk Factors—Risks Relating to Our Business—We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our products or their components and even if approvals are obtained, complying on an on-going basis with numerous regulatory requirements will be time-consuming and costly.”
GMO and GMM Regulations
The use of genetically modified organisms (“GMOs”) and genetically modified microorganisms (“GMMs”) are subject to laws and regulations in many countries. In the United States, the federal agencies governing the commercial use of GMOs and GMMs as well as potential products made from GMOs and GMMs include, among others, the USDA, the FDA and the EPA. Various states within the United States could choose to regulate products made with GMOs and GMMs as well. We expect to encounter GMO and GMM regulations in most, if not all of the countries in which we may seek to make our genetically modified or genetically derived products; however, the scope and nature of these regulations will likely vary from country to country. In addition, such regulations may change over time. If we cannot meet the applicable requirements in countries in which we intend to produce our products using our GMOs or GMMs, then our business will be adversely affected. See “Risk Factors—Risks Related to Our Business—We may face risks relating to the use of our genetically modified organisms and microorganisms and if we are not able to secure regulatory approval or if we face material ethical, legal and social concerns about use of our GMO or GMM technology, our business could be adversely affected.”
Other Regulations
Our future products in the Consumer Care and Pharmaceutical markets may be subject to regulation by either the FDA and/or the Drug Enforcement Administration (DEA), as well as similar agencies of states and foreign jurisdictions where these products are manufactured, sold or proposed to be sold. Pursuant to the Federal Food, Drug, and Cosmetic Act (the FDCA), the FDA regulates the processing, formulation, safety, manufacture, packaging, labeling and distribution of food, drugs and cosmetics. The FDA has broad authority to enforce the provisions of the FDCA applicable to drugs and cosmetics, including powers to issue a public warning letter to a company, to publicize information about illegal products, to request a recall of illegal products from the market and to request the United States Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in the U. S. courts. Failure to obtain requisite approval from, or comply with the laws and regulations of, the FDA or similar agencies of states and applicable foreign jurisdictions could prevent us from fully commercializing certain of our products. See “Risk Factors—Risks Relating to Our Business—We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our products or their components and even if approvals are obtained, complying on an on-going basis with numerous regulatory requirements will be time-consuming and costly.”
We are also subject to regulation by the Occupational Safety and Health Administration (OSHA), labor and employment laws and our end-user products are subject to the regulations of the U.S. Federal Trade Commission (FTC) and similar agencies of states and foreign jurisdictions where these products are sold or proposed to be sold regarding the advertising of such products. In recent years, the FTC has instituted numerous enforcement actions against companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. The FTC has broad authority to enforce its laws and regulations applicable to cosmetics, including the ability to institute enforcement actions which often result in consent decrees, injunctions and the payment of civil penalties by the companies involved. Failure to comply with the laws and regulations of the FTC or similar agencies of states and applicable foreign jurisdictions could impair our ability to market our end-user products.
We are unable to predict whether any agency will adopt any laws or regulations that could have a material adverse effect on our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations. See “Risk Factors —Risks Related to Our Business—Governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.”

MANAGEMENT
The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus.
Name	Age	Position
Executive Officers
Josh Hoffman	50	Chief Executive Officer, Co-Founder and Director
Jed Dean	43	VP of Operations and Engineering and Co-Founder
Mina Kim	47	Chief Legal Officer
Aaron Kimball	37	Chief Technology Officer
Zach Serber	46	Chief Science Officer, Co-Founder and Director
Enakshi Singh	43	Chief Financial Officer
Non-Employee Directors
Steven Chu	73	Director
Jay T. Flatley	68	Director
Christine M. Gorjanc	64	Director
Travis Murdoch	36	Director
Matthew A. Ocko	52	Director
Sandra E. Peterson	62	Director
Rohit Sharma	52	Director
Our Executive Officers
Josh Hoffman co-founded Zymergen and has served as our Chief Executive Officer since September 2014 and as a co-founder and a member of our board of directors since April 2013. Prior to co-founding our company, Mr. Hoffman was a partner at Norcob Capital Management LLC, a private equity firm, from January 2009 to April 2013, and a managing director in Merchant Banking at Rothschild, a multinational investment bank, from February 2005 to December 2008. He holds a M.A. in international relations and a MPPM from Yale University, as well as a B.A. from University of California, Berkeley. We believe that Mr. Hoffman is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and Chief Executive Officer.
Jed Dean, Ph.D. co-founded Zymergen and has served as our VP of Operations and Engineering since September 2014 and a co-founder since April 2013. He served as a member of our board of directors from May 2017 to December 2020. Prior to co-founding our company, Mr. Dean developed technology and automation for life sciences at Amyris, Inc. from March 2008 to May 2013, and at the Stanford Genome Technology Center, from November 2007 to March 2008. He is an inventor on numerous patents on automating microbial engineering. He holds a Ph.D. in biochemistry from Stanford University and a B.S. in molecular biology from Purdue University.
Mina Kim has served as our Chief Legal Officer since January 2020. From April 2018 to November 2019, Ms. Kim served as SVP, Corporate Strategy and General Counsel of Atara Biotherapeutics. From March 2014 to April 2018, Ms. Kim served as General Counsel of Sunrun Inc. Before joining Sunrun, Ms. Kim served as General Counsel of Fly Leasing Limited and Vice President of Legal at BBAM Aircraft Management. Prior to these roles, she worked at Williams-Sonoma, Inc. and Davis Polk & Wardwell LLP. Ms. Kim holds a J.D. from Harvard Law School and a B.A. from Dartmouth College.
Aaron Kimball has served as our Chief Technology Officer since May 2014. Prior to Zymergen, Mr. Kimball co-founded WibiData, Inc., an enterprise data management startup, from September 2010 to May 2014. Prior to these roles, he served as an engineer at Cloudera, Inc. He holds several patents on predictive modeling for microbial engineering. Mr. Kimball holds a B.S. from Cornell University and an M.S. from the University of Washington, both in computer science.
Zach Serber, Ph.D. co-founded Zymergen and has served as our Chief Science Officer since September 2014 and a co-founder since April 2013. He served as a member of our board of directors from April 2013 to May 2017 and rejoined our board of directors in December 2020. Dr. Serber has extensive experience in industrial biotechnology, with 17 peer-reviewed publications and several patents across biomolecular discovery and microbial engineering. Prior to co-founding our company, Dr. Serber served as a director of biology at Amyris, Inc., a public biotechnology company, from August 2011 to February 2013 and a scientist from September 2007 to July 2011. Dr. Serber holds a Ph.D. in biophysics from University of California, San Francisco, an M.Sc. in neuroscience from the University of Edinburgh in the United Kingdom and a B.A. in biophysics from Columbia University. We believe that Dr. Serber is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and Chief Science Officer.
Enakshi Singh has served as our Chief Financial Officer since February 17, 2021. Previously she served as our VP of Finance since August 2014. Prior to Zymergen, Ms. Singh served as SVP, Asset Management at Mubadala Development Company, Abu Dhabi’s sovereign wealth fund, from December 2009 to August 2014. Ms. Singh’s prior experience was in finance and strategic financial management, at Salomon Smith Barney, Merrill Lynch and Mubadala. She received a B.A. in economics at Cornell University and an M.B.A. at MIT Sloan School of Management.
Non-Employee Directors
Steven Chu, Ph.D. has served on our board of directors since July 2016. Dr. Chu has served as the William R. Kenan, Jr., Professor of Physics and Professor of Molecular & Cellular Physiology in the Medical School at Stanford University since May 2013. Dr. Chu was the 12th U.S. Secretary of Energy from January 2009 until the end of April 2013. Prior to his cabinet post, he was director of the Lawrence Berkeley National Laboratory, where he was active in pursuit of alternative and renewable energy technologies, and Professor of Physics and Applied Physics at Stanford University from 1987 to 2008, where he helped launch Bio-X, a multi-disciplinary institute combining the physical and biological sciences with medicine and engineering. Previously he was head of the Quantum Electronics Research Department at AT&T Bell Laboratories. Dr. Chu is the co-recipient of the 1997 Nobel Prize in Physics for his contributions to laser cooling and atom trapping and has received numerous other awards. He is a member of the National Academy of Sciences, the American Philosophical Society, the American Academy of Arts and Sciences, the Academia Sinica and is a foreign member of the Royal Society, the Royal Academy of Engineering, the Chinese Academy of Sciences, the Korean Academy of Sciences and Technology and the National Academy of Sciences, Belarus. He is the Chair of the American Association for the Advancement of Science. He received an A.B. degree in mathematics and a B.S. degree in physics from the University of Rochester, and a Ph.D. in physics from the University of California, Berkeley, as well as 32 honorary degrees. We believe Dr. Chu is qualified to serve on our board of directors because of his extensive background in life sciences, academia and government.
Jay T. Flatley has served on our board of directors since January 2020. From December 2013 through July 2016, Mr. Flatley served as the Chief Executive Officer of Illumina, Inc., a public company focused on sequencing and array-based solutions for genetic analysis and from October 1999 through December 2013, he served as the President and Chief Executive Officer of Illumina. Prior to joining Illumina, Mr. Flatley was co-founder, President, Chief Executive Officer and a director of Molecular Dynamics, a life sciences company focused on genetic discovery and analysis, from 1994 until its sale to Amersham Pharmacia Biotech in 1998. Mr. Flatley has also served on the board of directors of Illumina, Inc. since 1999, the Executive Chair of Illumina from July 2016 through January 2020 and the Chair of the Board of Illumina since January 2020, Denali Therapeutics Inc., a public biotechnology company since 2015, Coherent Inc., a publicly traded photonics manufacturing company, since 2011; he previously served on the board of directors of Juno Therapeutics, Inc., from 2017 to 2018. Mr. Flatley is an advisory board member for U.C. San Diego’s Moore Cancer Center and serves on the board of trustees of the Salk Institute for Biological Studies. Mr. Flatley received his B.S. and M.S. in industrial engineering from Stanford University and his B.A. in economics from Claremont McKenna College. We believe Mr. Flatley is qualified to serve on our board of directors because of his extensive background in the life sciences industry and leadership experience as a senior executive of companies in the life sciences industry.
Christine M. Gorjanc has served on our board of directors since March 2021. She retired from her Chief Financial Officer role at Arlo Technologies Inc., a publicly traded home automation company in June 2020. Ms. Gorjanc served as the Chief Financial Officer of Arlo since Arlo’s IPO in August 2018. She previously served as the Chief Financial Officer of NETGEAR, Inc., a publicly traded provider of networking products and services, from January 2008 to August 2018, where she also served as Chief Accounting Officer from December 2006 to January 2008 and Vice President, Finance from November 2005 to December 2006. From September 1996 through November 2005, Ms. Gorjanc served as Vice President, Controller, Treasurer and Assistant Secretary of Aspect Communications Corporation, a provider of workforce and customer management solutions. From October 1988 through September 1996, she served as the Manager of Tax for Tandem Computers, Inc., a provider of fault-tolerant computer systems. Prior to that, Ms. Gorjanc served in management positions at Xidex Corporation, a manufacturer of storage devices, and spent eight years in public accounting with a number of public accounting firms. Ms. Gorjanc serves as a director of Juniper Networks, Inc., a publicly traded company that develops high performance networking products giving customers agility and improved operating efficiency through automation, since May 2019. She also serves as a director of Invitae Corporation, a publicly traded medical genetics company that brings comprehensive genetic information into mainstream medicine to improve healthcare for billions of people, since November 2015. She holds a B.A. in Accounting (with honors) from the University of Texas at El Paso and a M.S. in Taxation from Golden Gate University. We believe that Ms. Gorjanc is qualified to serve as a member of our board of directors and as chair of the Audit Committee because of her extensive experience in the technology industry and her management and financial experience.
Travis Murdoch, M.D. has served on our board of directors since September 2020. Dr. Murdoch has served as an Investment Director at Softbank Investment Advisers since January 2018, where he focuses on life sciences investments. Prior to that, Dr. Murdoch served as a Principal at Third Rock Ventures from 2017 to 2018, where he was part of the founding teams of Ambys Medicines and Rheos Medicines. Prior to that, Dr. Murdoch served as a Gastroenterologist and Internist at Alberta Health Sciences from 2013 to 2018, and a consultant at McKinsey and Company from 2015 to 2017. Dr. Murdoch holds a M.S. in integrated immunology from University of Oxford, as well as a M.D. and Bachelor of Medical Science from the University of Alberta. Dr. Murdoch is a director selected to serve on our board of directors by SVF Excalibur (Cayman) Limited pursuant to the Voting Agreement dated as of July 29, 2020. We believe Dr. Murdoch is qualified to serve on our board of directors because of his extensive experience in the venture capital, biotechnology and healthcare industries, advising technology companies as an investor and physician.
Matthew A. Ocko has served on our board of directors since June 2015. Mr. Ocko is the Co-Founder and Co-Managing Partner of venture capital fund DCVC since 2011, where his investments span computational and synthetic biology, geospatial and space access platforms, robotics, applied artificial intelligence, antiterror systems and large-scale enterprise platforms including quantum computers. Mr. Ocko has led significant investments and served on the board of directors of several private companies, including Rocket Lab, Inc., Pivot Bio, Inc., Embark Trucks, Inc., Primer Technologies, Inc., Fortem Technologies, Inc., Jupiter Intelligence, Inc., Atomwise, Inc., Halter, Inc., Agility Robotics Inc., Supply Inc. (d/b/a Reach Labs), Nervana, Inc. (acquired by Intel Corp) and Blue River Technology Inc. (acquired by Deere & Co). In addition to successful IPO outcomes, a number of Mr. Ocko’s prior investments were acquired by large public technology companies. Prior to co-founding DCVC, Mr. Ocko was an active angel investor, and his institutional venture capital experience encompasses significant prior roles at VantagePoint AI, LLC, SOFTBANK Technology Ventures Corp (aka Mobius Venture Capital), Sevin Rosen Funds and Helix Investments. Mr. Ocko founded Da Vinci Systems, a pioneering e-mail software vendor with over one million users world-wide prior to its acquisition in 1994. Mr. Ocko holds a B.A. in physics from Yale University. Mr. Ocko is a director selected to serve on our board of directors by DCVC Opportunity Fund, L.P. pursuant to the Voting Agreement. We believe Mr. Ocko is qualified to serve on our board of directors because of his extensive experience in the venture capital industry, advising technology companies as both a director and executive.
Sandra E. Peterson has served on our board of directors since December 2019. Ms. Peterson is an operating partner at Clayton, Dubilier & Rice, a private investment firm, where she has served since 2019. Previously, Ms. Peterson served as group worldwide chairman for Johnson & Johnson, the world’s largest broadly based healthcare company, from 2012 to 2018. From 2005 through 2012, Ms. Peterson was chair and Chief Executive Officer of Bayer CropScience AG in Germany and Chief Executive Officer of Bayer Medical Devices. Prior to that she worked for Medco Health Solutions Inc. (formerly Merck-Medco) from 1999 to 2004. Ms. Peterson is a member of the board of directors for Covetrus, Inc. since June 2020 and Microsoft Corp. since December 2015. Ms. Peterson holds a B.A. from Cornell University and an M.P.A. from Princeton University. We believe Ms. Peterson is qualified to serve on our board of directors because of her extensive global career background in healthcare, life sciences, consumer goods and consulting.
Rohit Sharma, Ph.D. has served on our board of directors since June 2015. Mr. Sharma has served as a Partner at True Ventures since July 2018, and as a Venture Partner since September 2012. Prior to that, Mr. Sharma served as President and Chief Executive Officer of Syfto, Inc. an e-commerce company, from 2011 to 2012. Prior to that, Mr. Sharma held SVP and CTO positions at Metro Networks Group for Ciena. Before that he founded ONI Systems, where he also served as CTO. Mr. Sharma holds a Ph.D. and M.Sc. in Electrical Engineering from University of Alberta, Canada, as well as a D.Sc. (Hon) in Engineering and B.Sc. in Electronics & Communications Engineering from India’s National Institute of Technology, Kurukshetra. Mr. Sharma is a director selected to serve on our board of directors by True Ventures IV, L.P. pursuant to the Voting Agreement. We believe Mr. Sharma is qualified to serve on our board of directors because of his extensive experience in the venture capital and technology industries, advising technology companies as both a director and executive.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition
Upon completion of this offering, our board of directors will consist of nine members. Our board of directors has determined that each of Messrs. Flatley, Ocko and Sharma, Drs. Chu and Murdoch and Mses. Gorjanc and Peterson are independent under the applicable Nasdaq rules.
Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. The Class I directors will consist of    ,     and    . The Class II directors will consist of    ,      and     .   The Class III directors will consist of     ,     ,     and    . At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors.
Board Committees
Following the completion of this offering, the board committees will include an audit committee, a compensation committee, a nominating and corporate governance committee and a technology and science committee. Each committee is governed by a charter which will be available on our website following completion of this offering.
Audit Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our audit committee will consist of Ms. Gorjanc, Mr. Ocko and Mr. Sharma. Ms. Gorjanc will be the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq rules and Rule 10A-3 of the Exchange Act. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Ms. Gorjanc is an “audit committee financial expert” within the meaning of the SEC rules. This designation does not impose on such directors any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:
•	appointing, retaining, compensating and overseeing the work of our independent registered public accounting firm;
•	assessing the qualifications, independence and performance of the independent registered public accounting firm;
•	reviewing with our independent registered public accounting firm the scope and results of the firm’s annual audit of our financial statements;
•
overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we will file with the SEC;

•	overseeing significant financial matters, including the company’s tax planning, treasury policies, financial risk exposures, dividends and share issuances and repurchase;
•	pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	reviewing policies and practices related to risk assessment and management;
•	reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;
•	reviewing, overseeing, approving or disapproving any related-person transactions;

•
reviewing with our management the scope and results of management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Compensation Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our compensation committee will consist of Ms. Peterson, Mr. Flatley and Dr. Murdoch. Ms. Peterson will be the chairperson of our compensation committee. Each of Ms. Peterson, Mr. Flatley and Dr. Murdoch is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and will meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:
•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers and directors;
•	acting as an administrator of our equity incentive plans;
•	reviewing and approving or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and
•	establishing and reviewing general policies relating to compensation and benefits of our employees.
Nominating and Corporate Governance Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our nominating and corporate governance committee will consist of Ms. Peterson, Dr. Chu and Mr. Flatley. Ms. Peterson will be the chairperson of our nominating and corporate governance committee. Ms. Peterson, Dr. Chu and Mr. Flatley meet the requirements for independence under the current Nasdaq listing standards. Our nominating and corporate governance committee is responsible for, among other things:
•	Identifying, evaluating and recommending candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders and to each of the board’s committees;
•	reviewing and recommending our corporate governance guidelines and policies;
•	reviewing proposed waivers of the code of ethics for directors and executive officers;
•	overseeing the process of evaluating the performance of our board of directors and each standing committee; and
•	reviewing stockholder proposals, other communications from stockholders and stockholder engagement and relations; and
•	assisting our board of directors on corporate governance matters.
Technology and Science Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our technology and science committee will consist of Dr. Chu , Mr. Flatley, Mr. Ocko and Dr. Serber. Dr. Chu will be the chairperson of our technology and science committee. Our technology and science committee is responsible for, among other things:
•	reviewing, evaluating and advising the board regarding the long-term strategic goals and objectives and the quality and direction of the company’s research and development and technology initiatives;
•	identifying and discussing significant emerging science and technology issues and trends;
•	reviewing the pipeline of research and development programs within the company;
•	reviewing the company’s intellectual property strategy and portfolio; and
•	overseeing the company’s compliance with the company’s agreement CFIUS.

Code of Ethics
In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of this offering, the full text of our code of ethics will be posted on the investor relations section of our website. The Company will also adopt a code of ethics for the Chief Executive Officer and other senior financial officers. We intend to disclose future amendments to our code of business conduct and ethics and our code of ethics for the Chief Executive Officer and senior financial officers or any waivers of such codes, on our website or in public filings.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors. For a description of the transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Person Transactions.”
Director Compensation
The following table contains information concerning the compensation of our directors in 2020 for their services to the board. Messrs. Flatley, Murdoch, Ocko, Sharma and Dipchand Nishar (who resigned from our board in September 2020) also served as nonemployee directors during the year but did not receive compensation for their services. In addition, Messrs. Hoffman, Dean and Serber, who are executive officers and also served on our board of directors during the year, did not receive compensation for their service as directors. Mr. Dean resigned from our board in December 2020.
Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steven Chu	—	220,196	—	—	—	220,196
Sandra E. Peterson	—	634,700	—	—	—	634,700
(1)
Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to our directors in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(2)
The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2020 by each non-employee director who was serving as of December 31, 2020. Messrs. Murdoch, Ocko, Sharma and Nishar did not hold any option awards as of December 31, 2020, and none of our non-employee directors held any unvested stock awards as of such date.

Name	Options Outstanding at Fiscal Year End
Steven Chu	497,000
Jay T. Flatley	567,376
Sandra E. Peterson	400,000
Non-Employee Director Policy
Our board of directors approved a non-employee director compensation policy that will become effective in connection with this offering. Pursuant to the non-employee director compensation policy, each non-employee director will be paid an annual retainer of $75,000 for service on the board, and additional compensation for committee chair and lead director roles as set forth below. All payments will be made in cash, quarterly in arrears, and pro-rated for any partial quarters of service; provided that directors may elect to receive fees in the form of fully vested shares of our common stock subject to certain policies established by the board.

Position	Additional Compensation
Audit Committee Chair	$25,000
Compensation Committee Chair	$20,000
Nominating and Corporate Governance Committee Chair	$10,000
Science and Technology Committee Chair	$10,000
Lead Independent Director	$20,000
In addition, each non-employee director who is elected or appointed to our board of directors after completion of this offering will be granted an initial award of restricted stock units covering a number of shares of our common stock valued at $700,000, based on the company’s then-current per share fair market value. The initial award will vest with respect to one-third of the shares subject thereto on each annual anniversary of the grant date, such that the award is fully vested on the third anniversary of the date of grant, subject to the director’s continued service.
Each non-employee director continuing to serve on the board on the date of our annual meeting of stockholders (other than a director who received an initial award as described above in the same calendar year) will be granted an award of restricted stock units covering a number of shares of our common stock valued at $300,000, based on the company’s then-current per share fair market value. This annual award will vest in full upon the earlier to occur of the annual meeting of stockholders immediately following the date of grant and the one-year anniversary of the date of grant, in each case subject to the director’s continued service. In the event of a change in control of the company, all awards held by our non-employee directors will become fully vested.
Only directors who are not employees of the company or any of its subsidiaries, and who have not been appointed as a representative of any investor or group of investors, will be eligible to receive compensation pursuant to non-employee director policy.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. In 2020, our “named executive officers” and their positions were as follows:
•	Josh Hoffman, Chief Executive Officer;
•	Mina Kim, Chief Legal Officer; and
•	Aaron Kimball, Chief Technology Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the effectiveness of this offering may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Josh Hoffman Chief Executive Officer	2020	377,000	94,250	958,879	—	—	—	1,430,129

Mina Kim Chief Legal Officer	2020	351,989	289,100	1,165,668	—	—	—	1,806,757

Aaron Kimball Chief Technology Officer	2020	325,833	128,000	333,575	—	—	—	787,408
(1)
The amounts reported include amounts earned based on 2020 performance in connection with the Company’s annual bonus program, representing $94,250 for Mr. Hoffman, $89,100 for Ms. Kim and $81,500 for Mr. Kimball. Please see the description of the annual bonus program under the section entitled — “Annual Bonuses” below. Amounts reported for Ms. Kim also include a $200,000 signing bonus in connection with the commencement of her employment on January 6, 2020, half of which was paid within 30 days of her start date and the remainder of which was paid within 120 days of her start date, in each case subject to her continued employment. The signing bonus is subject to repayment in the event Ms. Kim voluntarily terminates her employment before the 24-month anniversary of her start date. Amounts for Mr. Kimball also include an additional discretionary bonus approved by our board of directors for $46,500.

(2)
Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards granted to named executive officers in Note 11 to our consolidated financial statements, included elsewhere in this prospectus. The stock options vest with respect to 1/4th of the total award on the first anniversary of the vesting commencement date, and 1/48th of the total award on each monthly anniversary thereafter, subject to the named executive officer’s continuous service with us through the applicable vesting dates; provided that (i) 1/4th of the award will immediately become vested upon a “change in control” of the Company (as defined in the applicable stock option agreement); and (ii) the vesting of the award will fully accelerate in the event of a termination of the named executive officer’s service by us without “cause” (as defined in the applicable stock option agreement) or his or her resignation with “good reason” (as defined in the applicable stock option agreement) within 12 months following a change in control.

Base Salaries
The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. In 2020, the initial annual base salaries for

Mr. Hoffman, Ms. Kim and Mr. Kimball were equal to $360,000, $375,000 and $310,000, respectively. Mr. Kimball’s base salary was increased to $350,000 effective March 1, 2020. Each named executive officer’s base salary was reduced by 20% from May 1, 2020 through July 31, 2020 in light of the COVID-19 pandemic and returned to the prior level effective as of August 1, 2020. Effective October 1, 2020, Mr. Hoffman’s base salary was increased to $500,000.
Annual Bonuses
Our company maintains an annual bonus program for our employees, including our named executive officers. Bonuses payable to the named executive officers are based on individual and overall corporate performance (including for 2020, based on an assessment of product revenue and the fulfillment of certain strategic initiatives related to our product pipeline), as determined by our board of directors in its sole discretion. Under the 2020 bonus plan, target bonus amounts for Mr. Hoffman, Ms. Kim and Mr. Kimball were equal to 25% of each such executive’s base salary. Actual amounts earned by our named executive offers under the 2020 bonus plan were approved at target levels and are set forth in the Summary Compensation Table above, in the “Bonus” column. Our board of directors also approved an additional discretionary amount for Mr. Kimball in the amount of $46,500.
Equity Compensation
We maintain an equity incentive plan, the Zymergen, Inc. 2014 Stock Plan, as amended, or 2014 Plan, which has provided our employees (including the named executive officers), non-employee directors and consultants the opportunity to participate in the equity appreciation of our business through the receipt of equity awards. We believe that these equity awards function as a compelling retention tool. In 2020, Mr. Hoffman, Ms. Kim and Mr. Kimball were granted stock options as set forth below. The stock options vest as follows: 1/4th of the total award vests on the first anniversary of the vesting commencement date, and 1/48th of the total award vests on each monthly anniversary thereafter, subject to the named executive officer’s continuous service with us through the applicable vesting dates; provided that (i) 1/4th of the award will immediately become vested upon a “change in control” of the Company (as defined in the applicable stock option agreement); and (ii) the vesting of the award will fully accelerate in the event of a termination of the named executive officer’s service by us without “cause” (as defined in the applicable stock option agreement) or his or her resignation with “good reason” (as defined in the applicable stock option agreement) within 12 months following a change in control.
The following table sets forth the stock options granted to our named executive officers in the 2020 fiscal year.
Named Executive Officer	2020 Stock Options Granted
Josh Hoffman	566,000
Mina Kim	750,000
Aaron Kimball	196,900
We intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, as a successor to our 2014 Plan, in order to facilitate the continued grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company to enable our company to obtain and retain services of these individuals, which is essential to our long-term success. The 2021 Plan will be effective on the date immediately prior to the date our registration statement, of which this prospectus forms a part, becomes effective. For additional information about the 2021 Plan, please see the section titled “—Equity Incentive Arrangements” below.
Other Elements of Compensation
Retirement Plans
We currently maintain a 401(k)-retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will continue to be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health and Welfare Plans
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, which are provided to employees on a non-discriminatory basis, including, among others:
•	medical, dental and vision benefits;
•	medical and dependent care flexible spending accounts;
•	short-term and long-term disability insurance; and
•	life insurance.
No Perquisites or Tax Gross-Ups
We do not provide for perquisites and do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by our company.
Tax and Accounting Considerations
As a general matter, our board of directors reviews and considers the various tax and accounting implications of compensation programs we utilize.
Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code denies a publicly-traded corporation a federal income tax deduction for remuneration in excess of $1 million per year per person paid to executives designated in Section 162(m), including, but not limited to, its chief executive officer, chief financial officer and the next three highly compensated executive officers. However, we believe that maintaining the discretion to provide compensation that is non-deductible allows us to provide compensation tailored to the needs of our company and our named executive officers and is an important part of our responsibilities that benefits our stockholders.
Accounting for Stock-Based Compensation. We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (“ASC Topic 718”) for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based awards made to employees based on the grant-date fair value of these awards. This calculation is performed for accounting purposes and reported in the compensation tables above and below, even though our executive officers may never realize any value from their awards.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.
			Option Awards
Name	Grant Date (1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Josh Hoffman	12/14/2017	7/1/2017	577,505	98,598	—	1.57	12/14/2027
	9/16/2020	10/1/2020	—	566,000	—	3.38	9/16/2030
Mina Kim	2/20/2020	1/6/2020	—	750,000	—	3.18	2/20/2030
Aaron Kimball	8/10/2017	7/1/2017	381,153	65,075	—	1.49	8/10/2027
	9/16/2020	10/1/2020	—	196,900	—	3.38	9/16/2030
(1)
The option vests with respect to 1/4th of the total award on the first anniversary of the vesting commencement date, and 1/48th of the total award on each monthly anniversary thereafter; subject to the named executive officer’s continuous service with us through the applicable vesting dates; provided that (i) 1/4th of the award will immediately become vested upon a “change in control” of the Company (as defined in the applicable stock option agreement) and (ii) the vesting of the award will fully accelerate in the event of a termination of the named executive officer’s service by us without “cause” (as defined in the applicable stock option agreement) or his or her resignation with “good reason” (as defined in the applicable stock option agreement) within 12 months following a change in control.
Executive Compensation Arrangements
Employment Arrangements with our Named Executive Officers
In connection with this offering, we anticipate entering into an Executive Employment Agreement with each of our named executive officers, setting forth each such officer’s base salary, target bonus, and standard benefit plan eligibility. In addition, each Executive Employment Agreement is expected to provide that in the event of the named executive officer’s termination without “cause” or resignation for “good reason” (as defined in each applicable agreement): (i) the named executive officer will be entitled to receive a cash amount equal to nine months of the executive’s base salary (12 months for Mr. Hoffman), in a single lump-sum payment, less applicable withholdings; and (ii) the Company will directly pay, or reimburse the named executive officer for the cost of continued healthcare coverage for the named executive officer and the executive’s covered dependents for nine months following the date of termination (12 months for Mr. Hoffman), or if earlier, the date the named executive officer and the executive’s dependents become eligible for coverage under another employer’s plans. Any outstanding equity awards held by the named executive officers will continue to be governed by their terms.
In the event of the named executive officer’s termination without “cause” or resignation for “good reason” (as defined in each applicable agreement), within 12 months following a “change in control” of the Company (as defined in each applicable agreement), in lieu of the foregoing: (i) the named executive officer will be entitled to receive a cash amount equal to 12 months of the executive’s base salary (18 months for Mr. Hoffman) plus the executive’s annual target bonus (1.5x the annual target bonus for Mr. Hoffman), in a single lump-sum payment, less applicable withholdings; and (ii) the Company will directly pay, or reimburse the named executive officer for the cost of continued healthcare coverage for the named executive officer and the executive’s covered dependents for 12 months following the date of termination (18 months for Mr. Hoffman), or if earlier, the date the named executive officer and the executive’s dependents become eligible for coverage under another employer’s plans. In addition, each outstanding equity award held by the named executive officer will become fully vested and exercisable, as applicable, provided that the treatment of performance targets with respect to performance-based equity awards will continue to be governed by their terms.
All such severance payments and benefits under the Executive Employment Agreement will be subject to the named executive officer’s execution of a general release of claims against us, and agreement to certain other covenants as well as compliance with certain other provisions set forth in the named executive officer’s Executive Employment Agreement.
Equity Incentive Arrangements
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain and motivate our employees, consultants and directors and employees and consultants of certain of our subsidiaries by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which will be filed as exhibits to the registration statement of which this prospectus is a part.
2021 Incentive Award Plan
In connection with this offering, we intend to adopt the 2021 Plan which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective subject to stockholder approval. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors of ours and employees and directors of certain of our subsidiaries through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan are summarized below.
Administration. The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration; provided that the full board of directors will administer the 2021 Plan with respect to awards to non-employee directors. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards other than to individuals subject to Section 16 of the Exchange Act or officers or directors to whom authority to grant awards has been delegated. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan.
Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or repeal rules relating to administration of the 2021 Plan.
Shares Reserve. The number of shares of our common stock initially available for issuance pursuant to awards granted under the 2021 Plan will be    . The number of shares reserved for issuance under the 2021 Plan will automatically increase on January 1 of each of 2022 through 2031 in an amount equal to    % of the total outstanding shares of our common stock as of the immediately preceding December 31, or such lesser number as determined by our board of directors; provided, however, that no more than     shares of stock may be issued upon the exercise of incentive stock options. In addition, the following shares will become available for issuance pursuant to awards granted under the 2021 Plan:
•	Any reserved shares not issued or subject to outstanding grants under our 2014 Plan on the effective date of our 2021 Plan will be available for grants under the 2021 Plan;
•
To the extent that an award (including any award under the 2014 Plan) expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged for cash, surrendered, repurchased or canceled without having been fully exercised, or forfeited, in any case, in a manner that results in the Company acquiring the underlying shares at a price not greater than the price paid by the participant or not issuing the underlying shares, the unused shares subject to the award will be available for future grants under the 2021 Plan;

•
to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan or 2014 Plan, such tendered or withheld shares will be available for future grants under the 2021 Plan; and

•
to the extent shares subject to stock appreciation rights, or SARs, are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2021 Plan.

The payment of dividend equivalents in cash in conjunction with any outstanding awards under the 2021 Plan or 2014 Plan, as well as awards granted under the 2021 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock will not reduce the shares authorized for grant under the 2021 Plan.
Eligibility. Awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. However, only employees of our company or certain of our subsidiaries may be granted incentive stock options or ISOs (as described below). The maximum grant date fair value of equity- and cash-based awards granted to any non-employee director pursuant to the 2021 Plan during any calendar year is $    , increased to $    in the year of initial service.
Awards. The 2021 Plan provides for the grant of stock options, including ISOs and NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, SARs, cash awards and other incentive awards, which may be granted to our employees, consultants and directors and employees and consultants of certain of our subsidiaries; provided that only employees may be granted ISOs. Awards may be subject to vesting conditions determined by the plan administrator and include continued service, performance and/or other conditions. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards granted under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the administrator may provide for cash settlement of any award. A brief description of each award type follows:

•
Nonstatutory Stock Options, or NSOs, provide for the right to purchase shares of our common stock at a specified exercise price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed 10 years. On the last business day of the initial award term, each vested and exercisable NSO outstanding with an exercise price per share that is less than the fair market value per share as of such date will automatically be exercised.

•
Incentive Stock Options, or ISOs, are awards granted in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees and must not be exercisable after a period of 10 years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant. On the last business day of the initial award term, each vested and exercisable ISO outstanding with an exercise price per share that is less than the fair market value per share as of such date will automatically be exercised.

•
Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock typically may be forfeited for no consideration or repurchased by us at the original purchase price, if any, if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow and will not be released until restrictions are removed or expire.

•
Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the underlying shares are issued.

•
Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator. On the last business day of the initial award term, each vested and exercisable SAR outstanding with an exercisable price per share that is less than the fair market value per share as of such date will be automatically be exercised.

•
Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

•
Other Stock- or Cash-Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock- or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock- or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.
•
Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an award subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Adjustments of Awards. The administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the administrator will make equitable adjustments to the 2021 Plan and outstanding awards.
In the event of a corporate transaction which constitutes a “change in control” (as defined in the 2021 Plan) unless the administrator elects to (i) terminate awards in exchange for, with respect to each share subject to an award, cash, rights or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of such award (whether or not then vested or exercisable), which payment may be made in installments and may be deferred until the date or dates the award would have become exercisable or vested or (ii) cause awards to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of the change in control, such awards will continue in effect or be assumed or substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute such awards, the administrator will cause the awards to become fully vested and exercisable, as applicable, immediately prior to the consummation of the transaction and to the extent not exercised, to terminate in exchange for, with respect to each share subject to an award, cash, rights or other property equal in value to the per share consideration received by holders of the Company’s common stock in connection with the change in control; provided that any awards subject to performance-based vesting will be subject to the terms of the applicable award agreement. Notwithstanding the foregoing, in the event of a change in control, any outstanding awards granted to our non-employee directors under the 2021 Plan will become vested and exercisable, as applicable, prior to the consummation of the change in control.
Foreign Participants, Claw-Back Provisions, Transferability
The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards may be subject to the provisions of any claw-back policy implemented by us to the extent required to comply with applicable laws, or as set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable and are exercisable only by the participant.
Plan Amendment and Termination
The administrator may amend, suspend or terminate the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule), and generally no amendment may materially and adversely affect any outstanding award without the affected participant’s consent. Notwithstanding the foregoing, an option or SAR may be amended to reduce the per share exercise price below the per share exercise price of such option or SAR on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options or SARs having a higher per share exercise price without receiving additional stockholder approval.
No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

2014 Stock Plan
Our board of directors adopted, and our stockholders approved, our 2014 Plan, effective as of July 2014. From time to time, the 2014 Plan has been subsequently amended with stockholder approval to provide for increases in the share reserved for issuance thereunder. The 2014 Plan provides for the grant of ISOs, NSOs and restricted stock. As of December 31, 2020, options to purchase 16,497,013 shares of our common stock remained outstanding and had a weighted-average exercise price of $2.22 per share. There were no shares of restricted stock subject to forfeiture as of such date. In connection with the effectiveness of our 2021 Plan (described above), no further awards will be granted under the 2014 Plan, however, all outstanding awards will continue to be governed by their existing terms.
Eligibility and Administration. The 2014 Plan is administered by our board of directors with respect to awards to non-employee directors and executive officers, and by the compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers, subject to certain limitations set forth in the plan. The plan administrator has the authority to take any action it deems necessary or advisable for the administration of the 2014 Plan, including the authority to prescribe forms of agreement for use under the 2014 Plan, and adopt rules for the administration of the 2014 Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2014 Plan, including any vesting and vesting acceleration conditions and whether vesting will be determined based on continued service and/or achievement of performance conditions. All decisions, interpretations and other actions of the administrator are final and binding on all eligible participants.
Awards. The 2014 Plan provides that the administrator may grant incentive stock options, or ISOs, nonqualified stock options, or NSOs, and restricted stock awards to employees, consultants and directors of ours and any parent or subsidiary of ours, provided that only employees may be granted ISOs.
•
Stock Options. The 2014 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The term of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not exceed five years, and the term of ISOs granted to any other employees may not exceed 10 years measured from the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant and the term of NSOs may not exceed 10 years measured from the date of grant.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s “service” (as defined in our 2014 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for three months or such other period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability (but in no event earlier than 30 days after such termination of service). If a participant’s service terminates due to death or disability, vested options generally will remain exercisable for six months from the date of termination in the case of disability or 12 months in the case of death (or such other period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate.
Options granted under our 2014 Plan are generally transferable by an optionee only by beneficiary designation, will, or the laws of descent and distribution, except the administrator may provide that an NSO may be transferable by gift or domestic relations order to a family member of the optionee. In addition, during an applicable participant’s lifetime, only that participant or his or her guardian or legal representation may exercise an applicable award.
•
Restricted Stock. The 2014 Plan provides for the grant of restricted stock awards. Each restricted stock award will be governed by a restricted stock award agreement, which will detail the restrictions on transferability, risk of forfeiture and other restrictions the administrator approves. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.
Adjustment of Awards. In the event of a subdivision of our outstanding common stock, a declaration of a dividend payable in shares, a combination or consolidation of the outstanding shares of our common stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of shares of common stock effective without consideration by the Company, proportionate adjustments will be made in each of the number and kind of shares covered by outstanding awards and the exercise price or purchase price thereof, as applicable. In the event of payment of an extraordinary cash dividend, recapitalization, spin-off or similar transaction, the administrator may also make similar adjustments in its discretion.
Corporate Transactions. In the event of a merger or consolidation of the Company, or in the event of a sale of all or substantially all of the Company’s stock or assets, outstanding awards under the 2014 Plan may be treated in the manner determined by our board of directors, which may include (i) the continuation of outstanding awards by the Company (if the Company is the surviving entity); (ii) the assumption or substitution of outstanding awards by the surviving corporation or its parent; (iii) the cancellation of outstanding awards in exchange for the value of underlying vested shares, which may be paid in the form of cash, cash equivalents or securities of the surviving corporation and subject to any escrow or similar contingent payment right to the same extent as applicable to stockholders of the Company generally; and (iv) cancellation of outstanding options for no consideration, subject to certain notice requirements. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Amendment and Termination. Our board of directors may amend or terminate the 2014 Plan at any time, provided that an amendment of the 2014 Plan will be subject to the approval of our stockholders to the extent required by applicable law. Following this offering and in connection with the effectiveness of our 2021 Plan, no further awards will be granted under the 2014 Plan.
Employee Stock Purchase Plan
We intend to adopt an Employee Stock Purchase Plan, which we refer to as our ESPP, to be effective on the date immediately prior to the date the registration statement of which this prospectus forms a part becomes effective subject to stockholder approval. The ESPP is designed to allow eligible employees of ours and eligible employees of our designated subsidiaries to purchase shares of our common stock at periodic intervals with accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code.
Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee may delegate ministerial tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.
Share Reserve. The initial number of our shares of our common stock that will be authorized for sale under the ESPP is equal to    . The number of shares reserved for issuance under the ESPP will automatically increase on January 1 of each of 2022 through 2031 in an amount equal to    % of the total outstanding shares of our common stock as of the immediately preceding fiscal year, or such lesser number as determined by our board of directors; provided, however, no more than      shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.
Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our designated subsidiaries on the first day of the offering period, or the enrollment date; provided, the administrator may exclude employees who fail to meet certain service-based or other requirements to the extent permitted by applicable law and the applicable terms of the ESPP. In addition, any employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees may enroll in the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their eligible compensation, which includes regular earnings of base salary, but not more than 15% of their eligible compensation. The accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than    shares (or such other number of shares determined by the administrator) in any offering period and under the Section 423 component may not accrue the right to purchase shares of common stock at a rate that exceeds $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) for each calendar year the option is outstanding (as determined in accordance with Section 423 of the Code).
Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods. The company currently intends to establish offering periods of six months, each comprised of a single purchase period. The first offering period will commence on the date the registration statement of which this prospectus forms a part becomes effective and will end on                . Each subsequent offering period will commence on each    and    . The ESPP administrator may change the duration and timing of offering periods in its discretion. However, in no event may an offering period be longer than 27 months in length.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.
The option purchase price will be the lower of 85% of the lesser of the closing trading price per share of our common stock on (i) the first day of an offering period in which a participant is enrolled or (ii) on the purchase date, which will occur on the last day of each purchase period.
Transferability. A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP will be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.
Adjustments upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period.
Unless determined otherwise by the administrator, if there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed, or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing prior to the new exercise date.
Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common stock by:
•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common stock issuable upon exercise or conversion of options, warrants or other rights to acquire common stock that are currently exercisable or convertible, or exercisable or convertible within 60 days of February 28, 2021 are deemed to be outstanding and beneficially owned by the holder for the purpose of computing share and percentage ownership of that holder, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to the table below, and subject to community property laws where applicable, we believe the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.
In the table below, the percentage of beneficial ownership before this offering is based on 243,753,522 shares of common stock outstanding as of February 28, 2021, assuming: (i) the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering; (ii) the conversion of all outstanding shares of convertible preferred stock into an aggregate of 204,346,437 shares of common stock upon the closing of this offering; and (iii) the conversion of all warrants to purchase preferred stock into warrants to purchase shares of common stock upon the closing of this offering.
We have based our calculation of the percentage of beneficial ownership after this offering on    shares of our common stock issued by us in our initial public offering and    shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase up to an additional     shares of our common stock from us.
Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Zymergen Inc., 5980 Horton Street, Suite 105, Emeryville, CA 94608.
	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Named Executive Officers and Directors
Josh Hoffman(1)	9,033,847	3.7%
Mina Kim(2)	234,375	*
Aaron Kimball(3)	2,687,188	1.1%
Steven Chu(4)	438,667	*
Jay T. Flatley(5)	358,953	*
Christine M. Gorjanc(6)	121,739	*
Travis Murdoch(7)	—	—
Matthew A. Ocko(8)	—	—
Sandra E. Peterson(9)	267,700	*
Zach Serber(10)	8,586,352	3.5%
Rohit Sharma(11)	—	—
All Executive Officers and Directors as a group (13 persons)	31,225,345	12.8%
Other 5% Stockholders
Entities affiliated with Data Collective II, L.P.(12)	22,099,908	9.1%
Entities affiliated with SVF Excalibur (Cayman) Limited(13)	79,842,663	32.8%
Entities affiliated with True Ventures IV, L.P.(14)	20,860,396	8.6%
Gamnat Pte. Ltd.(15)	13,436,706	5.5%
*	Represents beneficial ownership of less than one percent (1%).

(1)
Consists of (i) 9,005,676 shares of common stock held of record by Mr. Hoffman, individually and in trusts in the names of his children as follows: (a) 8,765,676 shares to Josh Hoffman, (b) 120,000 shares to Kathryn Morris as custodian for Alice Hoffman under the California Uniform Transfer to Minors Act and (c) 120,000 shares to Kathryn Morris as custodian for Isaac Hoffman under the California Uniform Transfer to Minors Act and (ii) 28,171 shares of common stock subject to options exercisable within 60 days of February 28, 2021.

(2)	Consists of (i) 203,125 shares of common stock held of record by Ms. Kim and (ii) 31,250 shares of common stock subject to options exercisable within 60 days of February 28, 2021.
(3)
Consists of (i) 2,668,595 shares of common stock held of record by Mr. Kimball, individually and in the Aaron Kimball Trust as follows: (a) 399,746 shares of common stock to Aaron Kimball and (b) 2,268,849 shares of common stock to Aaron Kimball Trust (dated 4/30/2013) and (ii) 18,593 shares of common stock subject to options exercisable within 60 days of February 28, 2021.

(4)	Consists of (i) 430,333 shares of common stock held of record by Mr. Steven Chu and (ii) 8,333 shares of common stock subject to options exercisable within 60 days of February 28, 2021.
(5)
Consists of (i) 200.946 shares of common stock held of record by Mr. Flatley, individually, (ii) 134,367 shares of Series D Preferred Stock, which will be converted into common stock upon the closing of this offering, in the Flatley Family Trust and (iii) 23,641 shares of common stock subject to options exercisable within 60 days of February 28, 2021.

(6)	Consists of 121,739 shares of common stock held of record by Ms. Gorjanc.
(7)
Excludes shares of preferred stock held by entities affiliated with SVF Excalibur (Cayman) Limited identified in footnote (12) below. Mr. Murdoch is an investing director at the SoftBank Vision Fund but does not have voting or dispositive power over the shares held by entities affiliated with SVF Excalibur (Cayman) Limited.

(8)
Excludes shares of common and preferred stock held by entities affiliated with Data Collective II, L.P. identified in footnote (11) below. Mr. Ocko is a co-Managing Partner and co-founder of DCVC, but does not have voting or dispositive power over the shares held by Data Collective II, L.P.

(9)
Consists of (i) 116,667 shares of common stock held of record by Ms. Sandra E. Peterson, (ii) 134,367 shares of Series D Preferred Stock, which will be converted into common stock upon the closing of this offering, held of record by Ms. Sandra E. Peterson and (iii) 16,667 shares of common stock subject to options exercisable within 60 days of February 28, 2021.

(10)
Consists of (i) 8,567,759 shares of common stock held of record by Mr. Zach Serber, individually and in trusts in the name of his children as follows: (a) 7,847,759 to Mr. Serber individually and (b) 120,000 shares to Kathleen P. Murray as custodian for Ithaka Serber under the California Uniform Transfer to Minors Act, (c) 120,000 shares to Rorik Serber 2021 Irrevocable Trust dated 2/27/2021, (d) 240,000 shares to Rorik Serber 2021 GST Trust dated 2/27/2021 and (e) 240,000 shares to Ithaka Serber 2021 GST Trust dated 2/27/2021 and (ii) 18,593 shares of common stock subject to options exercisable within 60 days of February 28, 2021.

(11)
Excludes shares of preferred stock held by entities affiliated with True Ventures IV, L.P. identified in footnote (13) below. Mr. Sharma is a partner at True Ventures, but does not have voting or dispositive power over the shares held by entities affiliated with True Ventures IV, L.P.

(12)
Entities affiliated with Data Collective II, L.P. whose shares are aggregated for the purposes of reporting ownership information include DCVC Opportunity Fund, L.P. Includes: (i) 631,350 shares of Series A Preferred Stock, 6,043,518 shares of Series A-1 Preferred Stock and 671,835 shares of Series D Preferred Stock held by Data Collective II, L.P. and (ii) 8,808,849 shares of Series A Preferred Stock, 5,053,192 shares of Series B Preferred Stock and 883,204 shares of Series C Preferred Stock held by DCVC Opportunity Fund, L.P. All shares of Preferred Stock will be converted into common stock upon the closing of this offering.

(13)
Entities affiliated with SVF Excalibur (Cayman) Limited whose shares are aggregated for the purposes of reporting ownership information includes SVF Endurance (Cayman) Limited and SoftBank Vision Fund (AIV M1) L.P. Includes 23,454,237 shares of Series B Preferred Stock, 52,992,298 shares of Series C Preferred Stock and 3,359,181 shares of Series D Preferred Stock held by SVF Excalibur (Cayman) Limited. All shares of Preferred Stock will be converted into common stock upon the closing of this offering. SB Investment Advisers (UK) Limited, or SBIA UK, has been appointed as alternative investment fund manager, or AIFM, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting and disposal of SoftBank Vision Fund’s investments, including as held by SVF Excalibur (Cayman) Limited.

(14)
Entities affiliated with True Ventures IV, L.P. whose shares are aggregated for the purposes of reporting ownership information include True Ventures Select I, L.P., True Ventures Select II, L.P., True Ventures Select III, L.P. and True Ventures Select IV, L.P. Includes shares of (i) 3,006,432 shares of Series A Preferred Stock, 4,730,394 shares of Series A-1 Preferred Stock and 1,335,430 shares of Series B Preferred Stock held by True Ventures IV, L.P; (ii) 2,787,984 shares of Series B Preferred Stock held by True Ventures Select I, L.P.; (iii) 2,119,691 shares of Series C Preferred Stock held by True Ventures Select II, L.P.; (iv) 750,000 shares of common stock, 2,296,332 shares of Series C Preferred Stock and 1,343,670 shares of Series D Preferred Stock held by True Ventures Select III, L.P.; and (v) 474,958 shares of common stock and 2,015,505 shares of Series D Preferred Stock held by True Ventures Select IV, L.P. All shares of Preferred Stock will be converted into common stock upon the closing of this offering.

(15)	Gamnat Pte. Ltd. holds 13,436,706 shares of Series D Preferred Stock, which will be converted into common stock upon the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•	we have been or are to be a participant;
•	the amount involved exceeded or exceeds $120,000; and
•
any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Series D Convertible Preferred Stock Transaction
In 2020, we issued and sold an aggregate of 39,777,346 shares of our Series D convertible preferred stock at a purchase price of $7.4423 per share for an aggregate purchase price of approximately $296 million. Purchasers of our Series D convertible preferred stock included venture capital funds that beneficially owned more than 5% of our outstanding share capital and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these persons. The terms for these purchases were the same for all purchasers of our Series D convertible preferred stock.
Investor	Series D Convertible Preferred Shares	Total Purchase Price
SVF Excalibur (Cayman) Limited(1)	3,359,181	$25,000,032.77
True Ventures Select III, L.P.	1,343,670	$9,999,995.25
True Ventures Select IV, L.P.	2,015,505	$14,999,992.87
Data Collective II, L.P.	671,835	$4,999,997.63
Gamnat Pte. Ltd.	13,436,706	$99,999,997.07
(1)
Entities affiliated with SVF Excalibur (Cayman) Limited whose shares are aggregated for the purposes of reporting ownership information include SVF Endurance (Cayman) Limited and SoftBank Vision Fund (AIV M1) L.P. SBIA UK has been appointed as AIFM of SoftBank Vision Fund, which wholly-owns SVF Excalibur (Cayman) Limited, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting and disposal of SoftBank Vision Fund’s investments. Travis Murdoch, a member of our board of directors, is an Investment Director at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

Series C-1 Convertible Preferred Stock Transaction
In 2018, we issued and sold an aggregate of 52,992,298 shares of our Series C-1 convertible preferred stock at a purchase price of $5.6612 per share for an aggregate purchase price of approximately $300 million. The Purchaser of our Series C-1 convertible preferred stock was a venture capital funds group that beneficially owned more than 5% of our outstanding share capital and are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by the venture capital funds group.
Investor	Series C-1 Convertible Preferred Shares	Total Purchase Price
SVF Excalibur (Cayman) Limited(1)	52,992,298	$299,999,997.44
(1)
Entities affiliated with SVF Excalibur (Cayman) Limited whose shares are aggregated for the purposes of reporting ownership information include SVF Endurance (Cayman) Limited and SoftBank Vision Fund (AIV M1) L.P. SBIA UK has been appointed as AIFM of SoftBank Vision Fund, which wholly-owns SVF Excalibur (Cayman) Limited, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting and disposal of SoftBank Vision Fund’s investments. Travis Murdoch, a member of our board of directors, is an Investment Director at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

Series C Convertible Preferred Stock Transaction
From late 2018 to early 2019, we issued and sold an aggregate of 21,108,583 shares of our Series C convertible preferred stock at a purchase price of $5.6612 per share for an aggregate purchase price of approximately $119.5 million. Purchasers of our Series C convertible preferred stock included venture capital funds that beneficially owned more than 5% of our outstanding share capital and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these persons. The terms for these purchases were the same for all purchasers of our Series C convertible preferred stock.
Investor	Series C Convertible Preferred Shares	Total Purchase Price
DCVC Opportunity Fund, L.P.	883,204	$4,999,994.49
True Ventures Select II, L.P.	2,119,691	$11,999,994.69
True Ventures Select III, L.P.	2,296,332	$12,999,994.72
Loan Agreement
Softbank Group Capital Limited, DCVC Opportunity Fund, L.P. and True Ventures Select II, L.P. loaned the Company an aggregate of $57,000,000 at an interest rate of 4.0%, pursuant to the terms of a loan agreement entered into on August 3, 2018. Mr. Ocko, one of the members of our board of directors, is co-managing partner of DCVC and an affiliate of DCVC Opportunity Fund, L.P. Dr. Murdoch and Mr. Sharma, each a member of our board of directors, are affiliates of Softbank Group Capital Limited and True Ventures IV, L.P., respectively. In December 2018, we repaid $35 million of the loan in cash, and the remainder of the loan was converted into shares of our Series C convertible preferred stock pursuant to that certain Series C Preferred Stock and Series C-1 Preferred Stock Purchase Agreement dated as of October 26, 2018.
Investors’ Rights Agreements
We are party to an amended and restated investors’ rights agreement dated as of July 29, 2020 (the “IRA”), which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing, subject to certain exceptions.
See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.
Right of First Refusal and Co Sale Agreement
We are party to an amended and restated right of first refusal and co-sale agreement, dated as of July 29, 2020 (“Right of First Refusal and Co-Sale Agreement”), with certain holders of our capital stock. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by certain parties to the agreement. In connection with this offering, the Right of First Refusal and Co-Sale Agreement will terminate.
Voting Agreement
We are party to an amended and restated voting agreement dated as of July 29, 2020 (the “Voting Agreement”), under which certain holders of our capital stock have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.
Co-Founder Loans
On October 18, 2017, we loaned Jed Dean, our co-founder and VP of Operations and Engineering, $1.8 million at an interest rate of 3.0%. As collateral for the loan, an aggregate of 8,397,000 shares of our common stock beneficially owned by Mr. Dean were pledged to the Company pursuant to a stock pledge agreement dated October 18, 2017. The loan has been repaid in full.
On October 18, 2017, we loaned Zach Serber, our co-founder, Chief Science Officer and director, $1.8 million at an interest rate of 3.0%. As collateral for the loan, an aggregate of 8,040,000 shares of our common stock beneficially owned by Mr. Serber were pledged to the Company pursuant to a stock pledge agreement dated October 18, 2017. The loan has been repaid in full.

Employment Arrangement
Dr. Zach Serber’s sibling, William Serber, has worked for the Company since 2013 and has been an employee since 2014. He currently serves as head of our automation department. Mr. William Serber received cash compensation, inclusive of bonus, as applicable, from the Company of approximately $170,000 in 2018, approximately $220,000 in 2019 and approximately $240,000 in 2020. Mr. William Serber received a grant of 9,000 stock options in 2019 and 28,000 stock options in 2020. Mr. William Serber’s compensation is commensurate with other employees of his title and tenure.
Limitations on Liability and Executive Officer and Director Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers (and in certain cases, their related venture capital funds). These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer (and, in the case of certain venture capital funds, to indemnify and hold harmless the venture capital funds for all liabilities, damages, costs and expenses (including reasonable out-of-pocket legal expenses) arising from certain regulatory violations by us).
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we will have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.
Review and Approval of Related Person Transactions
Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions”, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which as will be in effect as of the consummation of this offering. This summary does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part. In this “Description of Capital Stock” section, “we”, “us”, “our”, “our company” and “the Company” refer to Zymergen Inc. and not to any of its subsidiaries.
General
Upon the consummation of this offering, our authorized capital stock will consist of     shares of capital stock, $0.001 par value, of which:
•	shares are designated as common stock; and
•	shares are designated as preferred stock.
As of December 31, 2020, assuming the conversion of all outstanding shares of our convertible preferred stock into 204,346,347 shares of our common stock, which will occur immediately prior to the completion of this offering, there were 242,783,438 shares of common stock outstanding, held by 388 stockholders of record. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of Nasdaq Global Select Market, to issue additional shares of our common stock. There will be no shares of our preferred stock outstanding.
Common Stock
The rights of the holders of the common stock are as described below:
Voting Rights. Each share of common stock is entitled to one vote upon any matter submitted to a vote of our stockholders, including the election of directors. Holders of the common stock will vote as a single class on all matters submitted to a stockholder vote, subject to any voting rights granted to holders of any preferred stock. Holders of the common stock are not entitled to any cumulative voting rights.
Dividend Rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”
Rights upon Liquidation. In the event of our liquidation, dissolution or winding up, the holders of common stock and any participating preferred stock outstanding at that time are entitled to share ratably in all assets remaining after payment of outstanding debt and liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other Rights. The holders of our common stock have no preemptive rights or other subscription rights. There are no conversion, redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, liquidation preferences, restrictions and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.
The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.
Election and Removal of Directors; Vacancies
Our board of directors will consist of between five and 16 directors. The exact number of directors will be fixed from time to time by resolution of the board. Directors will be elected by a plurality of the votes of the shares of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors, subject to rights of holders of any class or series of outstanding preferred stock to elect additional directors.
No director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing not less than a majority of the shares then entitled to vote at an election of directors, subject to the rights that may be applicable to any outstanding preferred stock.
Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors then in office, subject to the rights that may be applicable to any outstanding preferred stock. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This could make it more difficult to change the composition of our board of directors and will promote continuity of management.
Staggered Board
Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors.
Limitation on Action by Written Consent
Our amended and restated certificate of incorporation provides that holders of our common stock will not be able to act by written consent without a meeting. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Stockholder Meetings
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called only by a majority of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws specifically deny any power of any other person to call a special meeting. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Amendment of Charter and Bylaws Provisions.
Any amendment of certain articles of our amended and restated certificate of incorporation and our amended and restated bylaws, including the above provisions, would require approval by holders of at least 66 2∕3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting as a single class.
These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit minority stockholders.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Limitation of Liability of Directors and Officers
Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to our company or our stockholders;
•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and
•	any transaction from which the director derived an improper personal benefit.
As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
Forum Selection
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law unless we otherwise consent in writing to an alternative forum: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of fiduciary duty owed by, or otherwise wrongdoing by, any director, stockholder, officer or other employee of our company to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws (as each may be amended from time to time); (iv) any action to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the bylaws (as each may be amended from time to time); or (v) any action asserting an internal corporate claim (as defined in Section 115 of the DGCL) or a claim otherwise implicating our internal affairs, except as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that it does not have subject matter jurisdiction or there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), or which is statutorily vested in the exclusive jurisdiction of a court other than the Court of Chancery. For the avoidance of doubt, this provision would not apply to any direct action brought to enforce a duty or liability created by the Securities Act of 1933, or any successor thereto (the “Securities Act”) or the Securities Exchange Act of 1934. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.
Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

This choice of forum provision may limit a Company stockholder’s ability to bring a claim in a judicial forum that stockholder finds favorable for disputes with the Company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although Company stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, the enforceability of similar federal court choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find either of the choice of forum provisions contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
Delaware Takeover Statute
We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Stockholders owning individually or collectively, as of the date of instituting a derivative suit, at least 2% of the outstanding shares may maintain a derivative lawsuit to enforce the requirements that the board of directors will manage or direct our business and affairs in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by our conduct and the specific public benefits identified in our amended and restated certificate of incorporation.
Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect
Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise or to remove incumbent officers and directors. These provisions, summarized above, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.
Public Benefit Corporation Status
In connection with our initial public offering, we plan to convert to a public benefit corporation incorporated in Delaware as a demonstration of our long-term commitment to our mission to displace the petrochemicals that pollute the Planet by designing, developing, and commercializing bio-based materials that deliver better performance than existing products, at attractive costs. We make products with broad applications and global reach that are safer for the people who manufacture them, healthier for the people who use them and better for the environment.
Public benefit corporations are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under the DGCL, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote. As provided in our amended and restated certificate of incorporation, our public benefit is: to displace the petrochemicals that pollute the Planet by designing, developing, and commercializing bio-based materials that deliver better performance than existing products, at attractive costs.

We make products with broad applications and global reach that are safer for the people who manufacture them, healthier for the people who use them and better for the environment. Public benefit corporation directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to publicly disclose at least biennially a report that assesses their benefit performance. In connection with this report, our board of directors is required to set objectives and standards to assess our benefit performance and to assess our performance based on those standards. While a Delaware public benefit corporation may provide in its certificate of incorporation that it will measure the corporation's benefit performance against an objective third-party standard, our certificate of incorporation does not contain that requirement and we expect that our board of directors will measure our benefit performance against the objectives and standards it sets.
We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially affect the financial interests of our stockholders. Holders of our common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.
Subject to the amendment provisions in our amended and restated certificate of incorporation, stockholders representing 66 2∕3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting as a single class, must vote to amend our amended and restated certificate of incorporation to delete or amend the requirements of our public benefit purpose.
Registration Rights
After the completion of this offering, holders of shares of our common stock (the “registrable securities”) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the IRA. We and certain holders of our Preferred Stock are parties to the IRA. Each share of outstanding Preferred Stock will convert automatically into one share of common stock upon the closing of this offering. The registration rights set forth in the IRA will expire (a) five years following the completion of this offering or, (b) with respect to any particular or stockholder, when such stockholder (i) is able to sell all of its shares in compliance with Rule 144(b)(l)(i) of the Securities Act; or (ii) holds 1% or less without registration of our outstanding common stock and all registrable securities held by the stockholder can be sold in any three-month period pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights
At any time beginning six months after the effective date of this offering, the holders of at least 50% of the registrable securities then outstanding can request that we register the offer and sale of their shares with an anticipated aggregate offering price of at least $30 million, and we are not obligated to do so if we may instead register such shares pursuant to Form S-3 under the agreement, as described below. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.
If we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of registrable shares will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to demand registration rights described above, (ii) a registration related to any employee benefit plan, (iii) a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iv) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock and (v) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights
The holders of at least 25% of the registrable securities then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $10,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.
Listing
We intend to apply to list our common stock on Nasdaq Global Select Market under the symbol “ZY.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market or the availability of such shares for sale in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse or the perception that such sales may occur could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Based on the number of shares of our common stock outstanding as of December 31, 2020, upon the closing of this offering,     shares of our common stock will be outstanding assuming (i) the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering; (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 204,346,437 shares of common stock upon the closing of this offering; and (iii) the conversion of all warrants to purchase preferred stock into warrants to purchase shares of common stock upon the closing of this offering, but also assuming no exercise of the underwriters’ option to purchase additional shares of common stock. Of the outstanding shares of our common stock, all of the shares sold in this offering will be freely tradable, except that any such shares of our common stock acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold by them in compliance with the limitations described below. All remaining shares of our common stock held by existing stockholders immediately prior to the closing of this offering will be “restricted securities” as that term is defined in Rule 144. These restricted securities may be offered and sold to the public only if registered under the Securities Act or if an exemption from registration is available, including the exemptions provided by Rule 144 or Rule 701, summarized below.
Subject to the provisions of Rule 144 or Rule 701 and the terms of applicable lockup agreements and market standoff agreements described below, shares will be available for sale in the public market as follows:
•	beginning on the date of this prospectus, shares of our common stock sold in this offering will be immediately available for sale in the public market; and
•
beginning 181 days after the date of this prospectus, all remaining shares will become eligible for sale in the public market, of which     shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Rule 144
In general, a person who has beneficially owned restricted securities for at least six months may be entitled to sell the person’s securities, subject to certain conditions. If the person is not deemed to be one of our affiliates at the time of the sale or at any time during the 90 days preceding it, we have been subject to the Exchange Act periodic reporting requirements for at least 90 days and we have made all filings under the Exchange Act necessary for the current public information requirements of Rule 144, then the non-affiliate may sell its shares. The non-affiliate may sell without regard to the current public information requirements of Rule 144 if it has beneficially owned the shares for 12 months and we have been subject to the Exchange Act periodic reporting requirements for at least 90 days.
If the person is deemed to be one of our affiliates at the time of the sale or at any time during the 90 days preceding it, and the affiliate has beneficially owned the shares to be sold for at least six months, the affiliate may sell up to the following volume limitations in any three-month period:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately     shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale;
provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days, we have made all filings under the Exchange Act necessary for the current public information requirements of Rule 144, and the affiliate complies with the manner of sale and notice provisions of Rule 144.

Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of stock in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement, 90 days after the date of this prospectus. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.
Lock-Up and Market Standoff Agreements
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in our initial public offering and certain other exceptions.
Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock (such persons, the “lock-up parties”) have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities; or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
Notwithstanding the two immediately preceding paragraphs above, if (i) we have publicly released our earnings results for the quarterly period during which this offering occurred and (ii) such lock-up period is scheduled to end during or within five trading days prior to a blackout period, such lock-up period will end on the tenth trading day prior to the commencement of such blackout period. We will announce the date of any expected blackout-related release to the lock-up at least two trading days in advance of such release. See the “Underwriting” section of this prospectus for more information.
In addition, our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Registration Rights
Upon the closing of this offering, holders of 204,386,437 shares of our common stock will be entitled to various rights with respect to registration of their shares of our common stock under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement and a large number of shares may be sold into the public market. See the “Description of Capital Stock—Registration Rights” section of this prospectus for more information.
Equity Incentive Plans
As of December 31, 2020, stock options to purchase a total of 16,497,013 shares of common stock were outstanding, which excludes 4,950,165 shares of common stock issuable upon the vesting of stock options granted from January 1, 2021 to March 15, 2021. All of the shares subject to stock options are subject to lock-up agreements. An additional 12,060,188 shares of common stock were available for future grants under our equity incentive plans at such date. See the section titled “Executive Compensation—Equity Incentive Plans” for more information regarding our equity incentive plans.
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issuable or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market subject to compliance with the resale provisions of Rule 144 in the case of affiliates, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of the date of this prospectus, we estimate that such registration statement on Form S-8 will cover approximately      shares of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK
The following are the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. For purposes of this discussion, you are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:
•	a nonresident alien individual;
•	a foreign corporation;
•	an estate the income of which is not includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
A trust which is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present or deemed present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. Special conventions apply to determine if you are present or deemed present for 183 days in a calendar year, including counting a portion of your days present in the United States over the prior two years. If you are such a person, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock and if applicable, calculating your days present in the United States.
If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. Partnerships and partners therein should consult with their tax advisors regarding any potential investment in our common stock.
This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including any investors subject to special tax rules. It also does not consider estate tax, alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation or any taxes other than income taxes.
You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
Dividends
Any distributions of cash or other property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”
Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—Information Reporting and Backup Withholding” and “—FATCA”), you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty.
If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Gain on Disposition of Our Common Stock
Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•
we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market as defined by applicable Treasury Regulations.

We believe that we are not and do not anticipate becoming a United States real property holding corporation. The remainder of this discussion assumes that we are not and will not become a United States real property holding corporation.
If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA
Provisions of the Code and associated regulations thereunder commonly referred to as “FATCA” generally require withholding of 30% on payments of dividends on our common stock, as well as potentially gross proceeds of dispositions of our common stock, paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies and the relevant payee certifies compliance with these requirement on an applicable IRS Form W-8. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). The U.S. Treasury recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. FATCA withholding tax may be imposed even if an exemption from other forms of U.S. withholding tax is established. You should consult your tax adviser regarding the effects of

FATCA on your investment in our common stock and the possible impact of these rules on the entities through which you hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as joint book running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Cowen and Company, LLC
UBS Securities LLC
Lazard Frères & Co. LLC
Total
The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of    per share. Any such dealers may resell shares to certain other brokers and dealers at a discount of up to    per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to    additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share
Total
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately     .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in our initial public offering and certain other exceptions.
Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock (such persons, the “lock-up parties”) have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any member of such lock-up party’s immediate family or any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or (B) as part of a disposition transfer or distribution to members, limited partners or stockholders of the lock-up party; (vii) by operation of law, (viii) to us (A) in connection with a contractual arrangement that provides for the repurchase of the lock up party’s lock-up securities by us upon death, disability or termination of employment of such employee or similar circumstances or (B) to us or to an existing security holder of the Company in connection with the repayment of a loan by us to the lock-up party, provided that such repurchase occurs before the public filing of this Registration Statement with the SEC in connection with this offering and provided further that in the case of any transfer to an existing security holder, such lock-up securities shall become subject to an existing lock-up agreement in substantially the same form as that agreed to with the lock-up party, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of outstanding options, settlement of RSUs or other equity awards or the exercise of warrants granted pursuant to plans, documents or transactions described in or filed as exhibits to this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period, subject to other exceptions.
Notwithstanding the two immediately preceding paragraphs above, if (i) we have publicly released our earnings results for the quarterly period during which this offering occurred and (ii) such lock-up period is scheduled to end during or within five trading days prior to a blackout period, such lock-up period will end on the tenth trading day prior to the commencement of such blackout period. We will announce the date of any expected blackout-related release to the lock-up at least two trading days in advance of such release.
J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
We will apply to have our common stock approved for listing/quotation on Nasdaq under the symbol “ZY.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. As part of the Series C convertible preferred stock financing in 2018, Broad Street Principal Investments, L.L.C., an affiliate of Goldman Sachs & Co. LLC, purchased 529,922 shares of our Series C convertible preferred stock.
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant Member State”), an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time:
•	To any legal entity which is a qualified investor as defined in as defined under Article 2 of the Prospectus Regulation;
•
To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
None of our common stock have been offered or will be offered to the public in the United Kingdom except that our common stock may be offered to the public in the United Kingdom at any time:
•	To any legal entity which is a qualified investor as defined in as defined under Article 2 of the UK Prospectus Regulation;
•
To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Section 86 of the FSMA, provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Section 85 of the FSMA.
For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
In addition, in the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA), under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA; (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets); (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority , and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Australia
This prospectus:
•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;
•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
China
This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The shares have not been listed on any of the securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre, or the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors. This document must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
United Arab Emirates
The shares have not been and are not being publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
British Virgin Islands
The shares are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (BVI Companies), but only where the offer will be made to and received by the relevant BVI Company entirely outside of the British Virgin Islands.
South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by and/or filed with the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1)(a)	the offer, transfer, sale, renunciation or delivery is to:
	i.	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
	ii.	the South African Public Investment Corporation;
	iii.	persons or entities regulated by the Reserve Bank of South Africa;
	iv.	authorised financial service providers under South African law;
	v.	financial institutions recognised as such under South African law;
vi.
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

	vii.	any combination of the person in (i) to (vi); or

Section 96 (1)(b)
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at: (i) a limited number of persons in accordance with the Israeli Securities Law; and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Freshfields Bruckhaus Deringer US LLP, Menlo Park, California. Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits thereto. For more information regarding us and the shares of our common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.
You may access our SEC filings, including this registration statement, at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.zymergen.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our common stock.

ZYMERGEN INC.
C O N T E N T S

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Zymergen Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Zymergen Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, statements of changes in convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2015.
Redwood City, California
March 8, 2021

ZYMERGEN INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)
	As of December 31, 2019	As of December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$143,589	$210,205
Accounts receivable	2,431	2,516
Accounts receivable, unbilled	617	1,659
Prepaid expenses	5,369	7,024
Inventories	2,228	4,969
Restricted cash, current	10,105	—
Other current assets	1,656	2,201
Total current assets	165,995	228,574
Restricted cash	9,348	9,605
Property and equipment, net	44,964	48,718
Goodwill	3,733	11,604
Intangible assets, net	2,867	4,790
Deferred offering cost	—	509
Deposits	983	1,121
Total assets	$227,890	$304,921
LIABILITIES AND CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$14,243	$12,097
Accrued and other liabilities	16,850	26,888
Short-term debt, net	78,310	79,331
Short-term deferred rent	516	494
Deferred revenue	1,760	2,648
Total current liabilities	111,679	121,458
Long-term deferred rent	4,024	9,916
Warrant liabilities	4,002	14,231
Other long-term liabilities	—	2,254
Total liabilities	119,705	147,859
Commitments and contingencies (Note 13)
Convertible preferred stock - $0.001 par value, 222,882,417 and 214,181,024 shares authorized as of December 31, 2019 and 2020, respectively; 164,502,552 and 204,279,898 shares issued and outstanding as of December 31, 2019 and 2020, respectively; Aggregate liquidation preference of $605,063 and $901,098 as of December 31, 2019 and 2020, respectively	607,763	900,798
Stockholders' deficit
Common stock - $0.001 par value, 234,223,793 and 286,477,669 shares authorized as of December 31, 2019 and 2020 respectively; 33,092,718 and 38,437,001 shares issued and outstanding as of December 31, 2019 and 2020, respectively	33	38
Additional paid-in capital	11,935	29,966
Accumulated deficit	(511,546)	(773,740)
Total stockholders' deficit	(499,578)	(743,736)
Total liabilities and redeemable convertible preferred stock and stockholders' deficit	$227,890	$304,921
The accompanying notes are an integral part of these consolidated financial statements.

ZYMERGEN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

(in thousands, except share and per share data)
	Year ended December 31, 2019	Year ended December 31, 2020
Product revenue	$—	$2
Revenues from research and development service agreements	13,234	9,788
Collaboration revenue	2,185	3,494
Total revenues	15,419	13,284
Cost and operating expenses:
Cost of service revenue	102,640	84,818
Research and development	50,717	90,852
Sales and marketing	24,138	18,627
General and administrative	61,247	60,076
Loss on lease termination	13,790	—
Total cost and operating expenses	252,532	254,373
Operating loss	(237,113)	(241,089)
Other income (expenses):
Interest income	4,921	492
Interest expenses	(2,943)	(10,960)
Loss on change in fair value of warrant liabilities	—	(10,229)
Loss on extinguishment of debt	(1,810)	—
Other income (expenses), net	150	(457)
Total other income (expense)	318	(21,154)
Loss before income taxes	(236,795)	(262,243)
Provision for (benefit from) income taxes	8	(49)
Net loss and comprehensive loss	$(236,803)	$(262,194)
Net loss per share attributable to common stockholders, basic and diluted	$(7.31)	$(7.15)
Weighted-average shares used in computing net loss per share to common stockholders, basic and diluted	32,375,409	36,654,165
The accompanying notes are an integral part of these consolidated financial statements.

ZYMERGEN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2018	162,206,219	$591,330	31,776,329	$32	$7,037	$(274,743)	$(267,674)
Issuance of Series C Preferred Stock, net of $67 of issuance costs	2,296,333	12,933	—	—	—	—	—
Vesting of Series C Preferred Stock issued for services	—	3,500	—	—	—	—	—
Vesting of restricted common stock	—	—	201,721	—	—	—	—
Issuance of common stock upon exercise of options	—	—	1,114,668	1	998	—	999
Stock-based compensation expense	—	—	—	—	4,012	—	4.012
Interest on non-recourse loan to employees	—	—	—	—	(112)	—	(112)
Net loss	—	—	—	—	—	(236,803)	(236,803)
Balance, December 31, 2019	164,502,552	607,763	33,092,718	33	11,935	(511,546)	(499,578)
Issuance of Series D Preferred Stock, net of $3,000 of issuance costs	39,777,346	293,035	—	—	—	—	—
Issuance of common stock in business acquisition	—	—	3,248,381	3	10,392	—	10,395
Vesting of restricted common stock	—	—	201,721	—	—	—	—
Issuance of common stock upon exercise of options	—	—	1,894,181	2	2,925	—	2,927
Stock-based compensation expense	—	—	—	—	4,829	—	4,829
Interest on non-recourse loan to employees	—	—	—	—	(115)	—	(115)
Net loss	—	—	—	—	—	(262,194)	(262,194)
Balance, December 31, 2020	204,279,898	$900,798	38,437,001	$38	$29,966	$(773,740)	$(743,736)
The accompanying notes are an integral part of these consolidated financial statements.

ZYMERGEN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
	Year ended December 31, 2019	Year ended December 31, 2020
Operating activities
Net loss	$(236,803)	$(262,194)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	15,199	18,707
Stock-based compensation expense	4,012	4,829
Non-cash interest expense	1,054	1,021
Loss on change in fair value of warrant liabilities	—	10,229
Loss on lease termination	13,790	—
Issuance of preferred stock for services rendered	3,500	—
Loss on debt extinguishment	1,810	—
Benefit from income tax	—	(49)
Other	(175)	250
Changes in operating assets and liabilities:
Accounts receivable	2,173	504
Accounts receivable, unbilled	(107)	(1,042)
Prepaid expenses	(2,273)	(1,819)
Inventories	(907)	(2,741)
Other current assets	(906)	(387)
Deposits	309	12
Accounts payable	344	(4,442)
Accrued and other liabilities	668	5,565
Deferred revenue	(376)	601
Deferred rent	3,130	5,870
Other long-term liabilities	—	1,888
Net cash used in operating activities	(195,558)	(223,198)
Investing activities
Purchases of property and equipment	(22,852)	(17,166)
Proceeds from sale of property and equipment	—	38
Business acquisition, net of cash acquired	—	80
Net cash used in investing activities	(22,852)	(17,048)
Financing activities
Proceeds from preferred stock issuance, net of issuance costs	12,933	294,087
Proceeds from exercise of common stock options, net of repurchases	999	2,927
Proceeds from long-term debt, net of offering cost	82,242	—
Payments on long-term debt	(45,349)	—
Payments on build-to-suit property obligations	(13,224)	—
Net cash provided by financing activities	37,601	297,014
Change in cash and cash equivalents	(180,809)	56,768
Cash, cash equivalents, and restricted cash at beginning of year	343,851	163,042
Cash, cash equivalents, and restricted cash at end of year	$163,042	$219,810
Cash and cash equivalents	$143,589	$210,205
Restricted cash, current	10,105	—
Restricted cash, non-current	9,348	9,605
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$163,042	$219,810
The accompanying notes are an integral part of these consolidated financial statements.

ZYMERGEN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
	Year ended December 31, 2019	Year ended December 31, 2020
Supplemental disclosure of cash flow information:
Cash paid during the year for interest, net of interest capitalized	$1,680	$9,449
Supplemental disclosure of non-cash investing and financing activities:
Acquisitions of property and equipment under accounts payable and accrued and other liabilities	$5,590	$4,129
Issuance of common stock in business combination	—	$10,395
Warrants issued in connection with debt	$4,002	—
Offering cost related to preferred stock financing under accounts payable and accrued and other liabilities	—	$1,052
Deferred offering cost under accrued and other liabilities	—	$509
The accompanying notes are an integral part of these consolidated financial statements.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Nature of Operations
Zymergen (the “Company”) integrates computational and manufacturing technologies to design, engineer, and optimize microbes for industrial applications. The Company has developed a platform that treats the genome as a search space, utilizing proprietary machine learning algorithms and advanced automation to identify genetic changes that improve the economics for its customers’ bio-based products for a range of industries -- including chemicals and materials, agriculture, and pharmaceuticals. In addition, Zymergen's platform is used to discover novel molecules used to enable unique material properties. The Company was incorporated in Delaware on April 24, 2013.
Effects of COVID-19
On March 11, 2020, the World Health Organization declared the outbreak of the respiratory disease, known as COVID-19, as a “pandemic”. In response, many countries have implemented measures to combat the outbreak which have impacted global operations. The majority of the states in the United States have issued a stay-at-home order to its residents and required to close non-essential businesses, including in the state of California. The COVID-19 pandemic has had an impact on all areas of the Company, with supply chain disruptions, limited work being performed in the labs and factory, and employees working remotely. In response, the Company took significant actions in order to mitigate the negative impacts of COVID-19, including initially reduced and then temporarily suspended on-site operations at the Company's facilities in Emeryville and Boston in late March 2020 and restrictions on non-essential travel and temporarily reduced salaries of the Company's executives.
On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security (CARES) Act which, among other things, permits the deferral of the employer’s portion of social security tax payments between March 27, 2020 and December 31, 2020. As of December 31, 2020, approximately $3.7 million of employer payroll tax payments were deferred with 50% due by December 31, 2021 and the remaining 50% by December 31, 2022. Additionally, the CARES Act provides an employee retention credit (“CARES Employee Retention credit”), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through year end. The Company qualifies for the tax credit and adopted a policy to recognize the CARES Employee Retention credit when earned and to offset the credit against the related expenditure. Accordingly, during the fiscal year ended December 31, 2020, the Company recorded $1.3 million related to the CARES Employee Retention credit on the Company’s Consolidated Statement of Operations.
On May 13, 2020, the Company announced a workforce reduction and restructuring of approximately 10% of our workforce. The reduction and restructuring resulted in an expense of $1.1 million as of December 31, 2020, primarily related to severance cost and benefit-related expenses.
Liquidity
The Company has incurred net losses since inception and anticipates net losses and negative operating cash flows for the near future. For the year ended December 31, 2020, the Company had a net loss of $262.2 million, and as of December 31, 2020, the Company had an accumulated deficit of $773.7 million. At December 31, 2020, the Company had $210.2 million of unrestricted cash and cash equivalents. While the Company has signed a number of initial customer contracts, revenues have been insufficient to fund operations. Accordingly, the Company has funded the portion of operating costs exceeding revenues through a combination of proceeds raised from equity and debt issuances. The Company’s operating costs include the cost of developing and commercializing products as well as providing research services. As a consequence, the Company will need to raise additional equity and debt financing that may not be available, if at all, at terms acceptable to the Company to fund future operations.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Based on the Company’s current business plan that was approved by the Board of Directors, its existing cash and cash equivalents, are not expected to be sufficient to meet anticipated cash requirements for the next 12 months. Instead the Company is evaluating plans to restrict spending in order to meet current contract and operating commitments.
In the event that unforeseen circumstances arise that result in additional cash outflows, the Company has at its disposal a number of cost-cutting measures that it could initiate under these circumstances.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Due to the substantial doubt about the Company’s ability to continue operating as a going concern and the material adverse change clause in the loan agreement with its lender, the amounts due as of December 31, 2019 and December 31, 2020, have been classified as current in the consolidated financial statements. The lender has not invoked the material adverse change clause as of the date of issuance of these financial statements. The accompanying consolidated financial statements do not reflect any other adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern. The Company is subject to various covenants related to the credit and guaranty agreement entered into on December 19, 2019 (Note 9) and given the substantial doubt about the Company’s ability to continue as a going concern there is a risk that it may not meet its covenants in the future.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
Principles of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
Fiscal Year
The Company’s fiscal year ends on December 31. References to fiscal 2020, for example, refer to the fiscal year ended December 31, 2020.
Use of Estimates
The presentation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include, but are not limited to, standalone selling price (SSP) of performance obligations for contracts with multiple performance obligations, estimate of variable consideration from revenue contracts, the average period of benefit associated with costs capitalized to obtain revenue contracts, useful life of property and equipment, allowance for doubtful accounts, net realizable value of inventories, the valuation of goodwill and intangible assets, the valuation of common and preferred stock used in the valuation of options to purchase common stock and warrants to purchase common stock or preferred stock and the settlement of certain vendor costs in preferred stock. Actual results could differ from those estimates.
Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase and all money market funds with a nominally stable value per share to be cash equivalents. Cash equivalents are carried at cost, which approximates their fair value. In connection with lease agreements entered into in 2019, the Company entered into letters of credit. Cash deposits held by our financial institution

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
as collateral for our letters of credit under these agreements are included in restricted cash on the consolidated balance sheets amounting to $19.4 million and $9.6 million as of December 31, 2019 and 2020, respectively. This balance is not legally restricted as to their withdrawal but rather serve as a compensating balance arrangement for the aforementioned letters of credit and as such their withdrawal would be a violation of the terms of the letters of credit provided by the financial institution.
Accounts Receivable
Accounts receivable represent amounts billed to customers for revenue that has not yet been collected. Accounts receivable are presented net of allowances for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition and does not require collateral from them. Receivables considered uncollectible are charged against the allowance account in the year they are deemed uncollectible. Management does not believe that an allowance for doubtful accounts is needed as of December 31, 2019 or 2020 based on review of credit worthiness of the customers and their payment histories. Unbilled receivables represent the revenue for work performed which has not yet been invoiced to the customer and includes the estimates for variable consideration earned.
Inventories
Inventories, which consist of various types of lab supplies, are stated at the lower of cost or net realizable value using the weighted average cost method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value. If the Company determines that the cost of inventories exceeds its estimated net realizable value, the Company records a write-down equal to the difference between the cost of inventories and the estimated net realizable value. If the future demand for the Company’s services and products is less favorable than the Company’s forecasts, the value of the inventories may be required to be reduced, which could result in additional expense to the Company and affect its results of operations.
Property and Equipment
Property and equipment are recorded at cost and are depreciated over their estimated useful lives. Major additions and betterments are charged to property and equipment accounts while maintenance and repairs are charged to operations as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gains and losses are included as a component of other income (expenses), net on the statements of operations in the year of disposal. Interest related to the construction of assets is capitalized when the financial statement effect is material and interest is being incurred. Interest capitalization ends at the earlier of the asset being substantially complete and ready for its intended use or when interest costs are no longer being incurred.
Depreciation on property and equipment is recorded using the straight-line method over estimated useful lives as follows:
Life (in years)
Computers and software	2 to 3
Furniture and office equipment	4
Machinery and equipment	4 to 5
Leasehold improvements	Shorter of term of lease or useful life
Construction in progress	Not applicable
Business Combinations
Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired, including intangible assets, and liabilities assumed are recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The excess of the fair value of consideration transferred over the fair value of the net assets acquired is recorded as goodwill.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Goodwill and Acquired Intangible Assets
Goodwill is not amortized, but is evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company performs a goodwill impairment test annually in the fourth quarter. The Company has determined that there is a single reporting unit for the purpose of conducting this goodwill impairment assessment. Goodwill impairment is recognized when the carrying value of goodwill exceeds the implied fair value of the Company. For the years ended December 31, 2019 and 2020, no impairment losses were recorded.
Intangible assets acquired in a business combination are recorded at their estimated fair values at the date of acquisition. The Company amortizes acquired definite-lived intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis.
Impairment of Long-Lived Assets
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2019 and 2020, no impairment losses were recorded.
Deferred Offering Cost
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process financings as deferred offering costs, until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction to the carrying value of the preferred stock or in stockholder's deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. The Company had no deferred offering costs recorded as of December 31, 2019 and $0.5 million as of December 31, 2020.
Deposits
Deposits represent amounts paid to the lessors of the Company’s office space. Under the Company’s lease agreements, deposits shall be returned to the Company after possession of the leased office space is returned to the landlord. The Company also has short term deposits primarily for various vendors of property and equipment which are included in other current assets on the consolidated balance sheets.
Segment Information
Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in deciding resource allocation and assessing performance. The Company’s Chief Executive Officer is its CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. Consequently, the Company has determined it operates and manages its business in one operating and one reportable segment. Substantially all of the Company’s assets are located in the U.S. See Note 16 for the Company’s revenue by country.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue Recognition
Effective January 1, 2019, the Company adopted the requirements of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers using the full retrospective method. The Company evaluated the impact on revenues, net loss and comprehensive loss for all periods presented and concluded that there was no material impact on the Company’s consolidated financial statements. The Company has elected the following practical expedients which did not have a material impact on the adoption:
—	To not restate contracts that begin and are completed in the same annual reporting period
—
For modified contracts, the Company need not separately evaluate the effects of each of the contract modifications before the beginning of the earliest period presented. Instead, the Company may reflect the aggregate effect of all of the modifications that occur before the beginning of the earliest period presented in determining the transaction price, identifying the satisfied and unsatisfied performance obligations, and allocating the transaction price to the performance obligations.

The Company primarily earns revenue by engaging in R&D service contracts to help its customers improve the economics of their bio-based products and through collaborative arrangements with partners to develop novel materials to be commercialized by the collaborative partner and the Company. The Company’s R&D service contracts generally consist of fixed-fee multi-phase research terms with concurrent value-share and/or performance bonus payments based on developing an improved microbial strain. Each customer may have specific requirements for end-of-phase acceptance.
The Company accounts for R&D service contracts when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. R&D service contracts with customers are generally in the written form of an agreement or a binding term sheet, which outline the services the Company will perform to its customers, the intellectual property rights (“IP”) resulting from the Company's services, other terms and conditions and the agreed upon price. The Company assesses collectability based on a number of factors, including past transaction history with the same customer and creditworthiness based on qualitative and quantitative public information. The Company does not offer concessions or other discounts that would impact the assessment. The research term of the contracts typically spans several quarters and the contract term for revenue recognition purposes is determined based on the customer’s rights to terminate the contract for convenience.
In R&D service agreements, the customer contracts for best effort services to be delivered over one to four phases, where the Company through the services performed creates the IP which will be licensed back to the customer through the delivery of an improved microbial strain. Due to the substantial modification of the IP through the R&D services and the mutual interdependence between the two, most R&D service agreements result in the identification of single combined performance obligation that is comprised of distinct R&D activities that move the R&D forward in order to meet the agreement’s commercial objective. A majority of the contracts have short term phases that result in a “go” or “no go” decision for continuation to the next phase. That decision is based on the results of the R&D from that respective phase. These services are subject to the series guidance. Under this method, progress is measured based on passage of time fulfilling the obligation to deliver the services through a series of similar daily activities throughout each phase. The transaction price includes fixed-fee payments only for the phase in which the Company is operating.
Other payment types, typically consisting of performance bonuses or value share payments, are constrained until those payments become probable or are earned, using estimates discussed below. For contracts with acceptance clauses, the Company evaluates the constraint on variable consideration and do not recognize revenue for any efforts expended during the contract term until the related uncertainty of customer's evaluation is resolved, which generally is when acceptance is received from the customer. The total transaction price is reassessed at each reporting period to determine if additional payments should be included in the transaction price.
Performance bonuses and value share payments are the most common type of variable consideration. Performance bonuses are paid when an improved microbial strain reaches a predefined performance level and can be a fixed amount, or a range of payments dependent on the level of improvement in the strain. The

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Company recognizes performance bonuses either using the most likely amount or the expected value method depending on the structure of the performance bonus. The Company includes the performance bonus payment in the transaction price once it is probable that the performance level will be achieved. Most often, the Company does not consider the performance bonus payments probable until the customer confirms the performance level of the microbe. This determination is usually based on customer specific measurement. For the year ended December 31, 2019, performance bonuses the Company recognized were insignificant. For the year ended December 31, 2020, the Company recognized $1.2 million in performance bonuses. Value share payments are evaluated whether they meet the definition of a royalty payment. The Company recognizes royalty revenue at the later of (a) when the related sales occur, or (b) when the performance to which some or all of the royalty has been allocated has been satisfied. If the value share payment does not meet the definition of a royalty payment, it is included in the transaction price when it becomes probable and is estimated using the expected value method. For the years ended December 31, 2019 and 2020, the Company has not recognized any royalty or value share payments.
Customers transfer licenses to the Company for use to perform the R&D services. As these licenses are limited in use for the research project, the Company does not deem them to be noncash consideration which would need to be measured at fair value and included in the transaction price. The Company has not adjusted the transaction price for significant financing components since the time period between the transfer of services and payment is less than one year.
Most R&D service agreements include a single combined performance obligation; therefore, fixed fees are allocated to the single identified performance obligation. The Company allocates variable consideration to the distinct service period that forms part of the single performance obligation identified, which is generally the corresponding time period in which the R&D Services for such modified strain were completed.
The Company recognizes revenue over time or at a point in time. Substantially all of the Company's revenue related to current research and development performance obligations is recognized over time, because control transfers continuously to our customers. In most R&D service agreements the customer simultaneously receives and consumes the benefits provided by the Company’s performance and the Company receives payment from the customer quarterly. The performance of the services enhances the value of the IP and advances its development as the work is being performed. Licensing obligations require the Company to convey the results of the work to the customer as the work is being performed. The Company recognizes revenue related to these services based on the progress toward complete satisfaction of the performance obligation and measures this progress under an input method, which is recognized over time using time elapsed as the Company’s level of work is reasonably consistent over the determined contract term and the value of the output can vary based on the ultimate success of the R&D efforts regardless of the amount of effort towards satisfaction of the obligation the Company expended.
When acceptance clauses are present in an agreement, the Company recognizes the R&D service revenue at a point in time when the R&D services provided have been accepted by the customer and the Company has a present right for payment and no refunds are permitted. The Company has recognized $5.5 million and $0.6 million of revenue at a point in time due to customer acceptance clauses for the years ended December 31, 2019 and 2020, respectively.
The Company is often entitled to bill its customers and receive payment in advance of its obligation to provide services. In these instances, the Company includes the amounts in deferred revenue on the consolidated balance sheets.
The following table represents changes in the balances of our contract assets and liabilities during the year ended December 31, 2020 (in thousands):
	December 31, 2018	Additions	Deletions	December 31, 2019	Additions	Deletions	December 31, 2020
Contract liabilities:
Deferred revenue	$2,136	$7,257	$(7,633)	$1,760	$8,138	$(6,884)	$3,014

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Additions to contract liabilities during the year ended December 31, 2020 include $0.6 million of deferred revenue through the acquisition of enEvolv Inc (Note 3).
Transaction price allocated to the remaining performance obligation represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including the length of the contract term compared to the research term and the existence of customer specific acceptance rights. Remaining performance obligations consisted of the following (in thousands):
	Current	Noncurrent	Total
As of December 31, 2020	5,850	$2,996	8,846
The Company’s noncurrent remaining performance obligation is expected to be recognized in the next 13 to 27 months.
Collaboration Agreements
The Company has certain partnership agreements that are within the scope of ASC 808, Collaborative Arrangements, which provides guidance on the presentation and disclosure of collaborative arrangements. Generally, the classification of the transactions under the collaborative arrangements is determined based on the nature of contractual terms of the arrangement, along with the nature of the operations of the participants. Our collaborative agreements generally include provision of research and development services by the Company. Amounts received for those services are classified as collaboration revenue in the consolidated statement of operations as those services are being rendered because those services are considered to be part of the Company’s ongoing major operations.
Cost of Revenue
Research and development expenses related to the Company’s research and development agreements represent costs incurred by the Company to service its contract research efforts. Costs include both internal and third party fixed and variable costs including materials and supplies, labor, facilities, and other overhead costs.
Research and Development Expenses
Uncertainties inherent in the research and development of customer products preclude the Company from capitalizing such costs. Research and development expenses include salaries and related costs of research and development personnel, including stock-based compensation expense, and the cost of consultants, materials and supplies associated with research and development projects as well as various laboratory studies. Indirect research and development costs include depreciation, amortization, and other indirect overhead expenses.
Income Taxes
We account for income taxes under the assets and liability method; under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Deferred income tax assets are reduced, as necessary, by a valuation allowance when we determine it is more likely than not that some or all of the tax benefits will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.
We utilize a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
is more than 50% likely of being realized upon ultimate settlement. Although the Company believes that it has adequately reserved for its uncertain tax positions (including net interest and penalties), it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company makes adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on its financial position, results of operations, and cash flows.
Stock-Based Compensation
The Company’s stock-based compensation is accounted for in accordance with the provisions issued by the Accounting Standard Codification principles for stock compensation and share-based arrangements. Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period of the award, taking into consideration actual forfeitures. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, risk free interest rates, expected dividends, and expected life. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes-Merton option-valuation model. The grant-date fair value of option awards is based upon the estimated fair value of our common stock as of the date of grant, as well as estimates of the expected term of the awards, expected common stock price volatility over the expected term of the option awards, risk-free interest rates and expected dividend yield.
The Company accounts for awards issued to non-employees in accordance with the provisions of ASC 505-50, Equity-Based Payments to Non-employees, which requires valuing the awards on their grant date and remeasuring such awards at their current fair value at the end of each reporting period until they are fully vested.
Comprehensive Loss
U.S. GAAP establishes standards for the reporting and display of comprehensive loss and its components in the accompanying financial statements. For the years ended December 31, 2019 and 2020, the Company had no items of comprehensive loss and, therefore, has not included a separate statement of comprehensive loss in the accompanying financial statements.
Net loss per share
Basic net income or loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Basic earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common shares outstanding during the period. If the effect is dilutive, participating securities are included in the computation of basic earnings per share. The Company considered all series of its convertible preferred stock to be participating securities as they were entitled to receive noncumulative dividends prior and in preference to any dividends on shares of common stock. Due to the Company’s net losses, there was no impact on the loss per share calculation in applying the two-class method since the participating securities had no legal obligation to share in any losses.
In periods in which the Company reports a net loss, dilutive net loss per share is the same as basic net loss per share, since dilutive shares of common stock are not assumed to have been issued if their effect is anti-dilutive.
Leases
At the inception of a lease, the Company evaluates the lease agreement to determine whether the lease is an operating, capital or build-to-suit lease using the criteria in ASC 840, Leases.
Certain lease agreements also require the Company to make additional payments for taxes, insurance, and other operating expenses incurred during the lease period, which are expensed as incurred.
Operating Leases
For operating leases, the Company recognizes rent expense on a straight-line basis over the lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred liability.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Where lease agreements contain rent escalation clauses, rent abatements and/or concessions, such as rent holidays, the Company applies them on a straight-line basis over the lease term. Tenant improvement allowances are recorded as a deferred rent liability and are amortized over the term of the lease as a reduction to rent expense.
Build-to-Suit Leases
In certain lease arrangements, the Company is involved in the construction of the building. To the extent the Company is involved with the structural improvements of the construction project or takes construction risk prior to the commencement of a lease, ASC 840-40, Leases – Sale-Leaseback Transactions (Subsection 05-5), requires the Company to be considered the owner for accounting purposes of these types of projects during the construction period. Therefore, the Company records an asset in property and equipment, net on the consolidated balance sheets, including capitalized interest costs, for the replacement cost of the pre-existing building plus the amount of estimated construction costs and tenant improvements incurred by the landlord and the Company as of the balance sheet date. The Company records a corresponding build-to-suit lease obligation on its consolidated balance sheets representing the amounts paid by the lessor.
Once construction is completed, the Company considers the requirements for sale-leaseback accounting treatment, including evaluating whether all risks of ownership have been transferred back to the landlord, as evidenced by a lack of continuing involvement in the leased property. If the arrangement does not qualify for sale-leaseback accounting treatment, the building asset remains on the Company’s consolidated balance sheets at its historical cost, and such asset is depreciated over its estimated useful life. The Company bifurcates its lease payments into a portion allocated to the building and a portion allocated to the parcel of land on which the building has been built. The portion of the lease payments allocated to the land is treated for accounting purposes as operating lease payments, and therefore is recorded as rent expense in the consolidated statements of operations. The interest rate used for the build-to-suit lease obligation represents the Company’s estimated incremental borrowing rate at inception of the lease. The initial recording of these assets and liabilities is classified as non-cash investing activity, for purposes of the consolidated statements of cash flows.
Concentration of Credit Risk
Cash
The Company maintains cash balances at one financial institution. Funds are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250 thousand. The Company maintains cash balances in excess of amounts insured by the FDIC and concentrated within a limited number of financial institutions. The Company has not experienced any losses related to these balances, and management believes its risk to be minimal.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Customers
Customers representing 10% or greater of revenue were as follows for the year ended December 31:
	2019	2020
Customer A	19%	15%
Customer B	16%	18%
Customer C	14%	35%
Customer D	—	10%
Customers representing 10% or greater of billed accounts receivable were as follows as of December 31:
	2019	2020
Customer C	71%	37%
Customer D	17%	23%
Customer E	—	23%
Customer F	—	17%
Accounting Pronouncements Adopted
In June 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-07, Compensation – Stock Compensation (Topic 718) — Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 requires entities to apply the requirements of Topic 718 to nonemployee awards. Under the requirements of Topic 718, nonemployee share-based payment shall be measured at the grant date, the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. This ASU is effective for fiscal years beginning after December 15, 2019. The Company adopted the new standard effective January 1, 2020. The adoptions did not have a material impact on the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The Company adopted ASU 2018-13 on January 1, 2020. This standard modifies certain disclosure requirements on fair value measurements. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or disclosures.
Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), (“ASU 2016-02”). Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. ASU 2016-02 will require both types of leases to be recognized on the balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. The Company is required to adopt the new standard for 2022 and is currently evaluating the effect that Topic 842 will have on its financial statements and related disclosures.
In June 2016, the FASB issued ASU 2016-13, Credit losses (Topic 326), subsequently amended by ASU 2019-10, which sets forth a “current expected credit loss” model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The standard will become effective for the Company for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its financial statements and related disclosures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In August 2018, the FASB issued ASU 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, an amendment to the accounting guidance on cloud computing service arrangements that changes the accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance also requires an entity to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement. This guidance is effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 14, 2021. The Company will continue to evaluate this guidance and has not yet determined the impact to the financial statements once implemented.
In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), which discusses the interaction between Topic 808, Collaborative Arrangements and Topic 606, including clarification around certain transactions between collaborative arrangement participants, adding unit-of-account guidance to Topic 808 and require that transactions in a collaborative arrangement where the participant is not a customer not be presented together with revenue recognized under Topic 606. This standard is effective for the Company for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted but an entity may not adopt the amendments earlier than its adoption date of Topic 606. The Company will continue to evaluate this guidance and has not yet determined the impact to the financial statements once implemented.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. This pronouncement is effective for the Company for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is evaluating the effect of adopting this new accounting guidance but does not expect adoption will have a material impact on the Company's disclosures.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments of ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022 and do not apply to contract modifications made after December 31, 2022. The Company is evaluating the effect of this guidance and has not yet determined the impact to the financial statements once implemented.
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This standard amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related earnings per share EPS guidance for both subtopics. This standard will be effective for annual reporting periods after December 15, 2023 and interim periods within those annual periods, and early adoption is permitted in annual reporting periods ending after December 15, 2020. The Company is currently evaluating the impact of this standard on the Company’s financial statements and related disclosures, but does not expect the adoption of ASU 2020-06 to be material.
3.	Business Combination
On March 10, 2020, the Company completed an acquisition of 100% of the equity of enEvolv, Inc., which has developed an enzyme and strain development platform that is built on diverse strain libraries and ultra-high throughput screening that utilizes molecular sensor systems. The acquisition was accounted for as a business combination. The purchase price for the acquisition was $10.7 million, of which $10.6 million was non-cash consideration. The non-cash consideration primarily consisted of 3,248,381 shares of the Company’s common

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
stock. The intangible assets acquired consisted primarily of $7.9 million of goodwill and enEvolv’s developed technology of $2.6 million. Goodwill recognized is primarily a measure of the expected synergies from combining the operations of enEvolv and the Company’s developed technologies.
The following table represents the allocation of the purchase consideration, including the non-cash consideration, based on fair value (in thousands):
Cash and cash equivalents	$141
Accounts receivable	589
Other current assets	195
Property, plant and equipment	292
Other non-current assets	150
Developed technology	2,600
Customer relationship intangible asset	600
Total identifiable assets acquired	$4,567
Accounts payable and accrued expenses	$1,021
Other current liabilities	653
Deferred tax liability	107
Total liabilities assumed	$1,781
Net identifiable assets acquired	$2,786
Goodwill	7,871
Net assets acquired	$10,657
As a result of the business combination the Company incurred $0.4 million of acquisition related costs for its benefit and were not accounted for as part of consideration transferred. Acquisition related costs related primarily to legal services, accounting, tax, valuation, due diligence, and escrow fees and are recognized in general, and administrative expenses on the statements of operations. Prior to the close of the transaction, the Company and enEvolv were unrelated parties that entered into a Research Agreement, whereby enEvolv provided services to the Company. As of the transaction date, the Company had $0.2 million prepaid services which were effectively settled through the business combination. Pro forma results of operations have not been presented because the effects of this acquisition were not material to Company's Consolidated Financial Statements.
4.	Intangible Assets and Goodwill
As a result of the business combination on March 10, 2020 (Note 3), the Company acquired intangible assets consisting of $2.6 million in developed technology and $0.6 million in customer relationships, which are amortized over an estimated useful life of 7 and 2 years, respectively. The Company recognized $0.9 million and $1.3 million in amortization expense during the years ended December 31, 2019 and 2020, respectively. The following table summarizes the net book value of the finite-lived intangible assets as of December 31, 2019 and 2020 (in thousands):
	Cost		Accumulated Amortization		Intangible assets, net
	2019	2020	2019	2020	2019	2020
Developed technology	$4,300	$6,900	$(1,433)	$(2,460)	$2,867	$4,440
Customer relationships	380	980	(380)	(630)	—	350
Net carrying value	$4,680	$7,880	(1,813)	(3,090)	$2,867	$4,790

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Future amortization of intangible assets as of December 31, 2020 is as follows (in thousands):
Year ending December 31, 2020
2021	$1,388
2022	1,138
2023	1,088
2024	372
2025	371
Thereafter	433
$4,790
5.	Fair Value Measurements of Financial Instruments
GAAP defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements. GAAP permits an entity to choose to measure many financial instruments and certain other items at fair value and contains financial statement presentation and disclosure requirements for assets and liabilities for which the fair value option is elected.
The hierarchy of fair value valuation techniques under GAAP provides for three levels: Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing assets and liabilities under GAAP’s fair value measurement requirements are as follows:
Level 1 – Fair value of the asset or liability is determined using unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Fair value of the asset or liability is determined using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Fair value of the asset or liability is determined using unobservable inputs that are significant to the fair value measurement and reflect management’s own assumptions regarding the applicable asset or liability.
There were no transfers between the levels during the periods presented. As of December 31, 2019 and 2020, the Company’s financial assets and financial liabilities measured at fair value on a recurring basis were classified within the fair value hierarchy as follows (in thousands):
	Level 1	Level 2	Level 3	Balance as of December 31, 2019
Financial Assets
Cash equivalents	$51,650	$—	$—	$51,650
Total financial assets	$51,650	$—	$—	$51,650
Financial Liabilities
Warrant derivative liability	$—	$—	$4,002	$4,002
Total financial liabilities	$—	$—	$4,002	$4,002

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Level 1	Level 2	Level 3	Balance as of December 31, 2020
Financial Assets
Cash equivalents	$205,873	$—	$—	$205,873
Total financial assets	$205,873	$—	$—	$205,873
Financial Liabilities
Warrant derivative liability	$—	$—	$14,231	$14,231
Total financial liabilities	$—	$—	$14,231	$14,231
Financial instruments consist principally of cash equivalents, trade receivables, accounts payable, accrued liabilities, and warrant derivative liability. The estimated fair value of trade receivables, accounts payable, and accrued liabilities approximates their carrying value due to the short period of time to their maturities.
The following table provides a reconciliation of the beginning and ending balances for the warrant derivative liability measured at fair value using significant unobservable inputs (Level 3) (in thousands):
Balance at January 1, 2020	$4,002
Change in fair value	10,229
Balance at December 31, 2020	$14,231
The warrant derivative liability represents the fair value of the warrants issued in conjunction with the term loan agreement entered into in 2019 (Note 9). The Company determined that the warrants (the “2019 Warrants”) issued with the 2019 term loan agreement required classification as a liability due to the redeemable nature of the underlying Series C preferred shares.
The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:
Accounts receivable, notes, receivable, accounts payable, and accrued expenses: The amounts reported in the accompanying balance sheets approximate fair value due to the short maturity of these instruments.
Debt: The gross amounts reported approximate fair value due to the debt being a variable interest rate debt and its relatively short-term maturity.
Warrant derivative liability: The Company estimated the fair value of outstanding warrants using a weighted average between the Black-Scholes (BSM) option pricing model for a fully diluted scenario and the price of the warrant with the option pricing model applied in 2019 and the probability-weighted expected return method in 2020. The BSM model's inputs reflect assumptions that a market participant would use in pricing the instrument in a current period transaction and included the following as of December 31:
	2019	2020
Value per Series C Preferred share (fully-diluted)	$3.57	$11.82
Exercise price	$5.66	$5.66
Expected volatility	59.0%	77.0%
Risk-free rate	1.90%	0.79%
Time to liquidity (years)	10.0	8.97

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.	Other Current Assets
Other current assets consist of the following as of December 31 (in thousands):
	2019	2020
Short-term deposits	$1,489	$931
Tax receivables	—	431
Other	167	839
Other current assets	$1,656	$2,201
7.	Property and Equipment
Property and equipment consist of the following as of December 31 (in thousands):
	2019	2020
Machinery and equipment	$46,624	$54,999
Leasehold improvements	20,470	24,192
Furniture and office equipment	2,570	2,743
Computers and software	2,168	2,677
	71,832	84,611
Less accumulated depreciation and amortization	(30,658)	(47,977)
	41,174	36,634
Construction in progress	3,790	12,084
Total property and equipment, net	$44,964	$48,718
Depreciation and amortization expense was $14.3 million and $17.4 million for the years ended December 31, 2019 and 2020, respectively.
Capitalized interest related to the Company’s build-to-suit lease amounted to $0.7 million for the year ended December 31, 2019. The lease for which the build-to-suit asset was recognized previously was terminated in October 2019. There was no interest capitalized for the year ended December 31, 2020.
8.	Accrued and Other Current Liabilities
Accrued and other current liabilities consist of the following as of December 31 (in thousands):
	2019	2020
Accrued compensation cost	$6,772	$15,211
Other accrued operating expenses	6,321	9,616
Accrued lease exit fees	2,688	—
Accrued legal service fees	473	1,105
Accrued interest	353	842
Accrued tax liabilities	243	114
Accrued and other current liabilities	$16,850	$26,888
9.	Term Loans
In November 2014, the Company entered into a loan and security agreement for a term note which was subsequently amended in 2015. On November 17, 2017, the Company entered into an amendment to its loan and security agreement which provides for a term loan in aggregate principal amount of $15 million to be used only to finance eligible equipment purchases (the “Equipment Advances”), and a term loan in aggregate principal amount of $20 million (the “Growth Capital Advances”). The Equipment Advance bears interest at a floating per annum rate equal to the Prime Rate minus 0.50%, payable monthly. The Growth Capital Advance bears

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
interest at a floating per annum rate equal to the Prime Rate minus 1.00%, payable monthly. In addition, each of the Growth Capital Advances include an end-of- term payment equaling 7.5% of the original Growth Capital Advance amount. The Equipment Advances do not include an end-of term payment.
Principal payments for the Growth Capital Advances begin after an interest-only period commencing on the funding date of a Growth Capital Advance and continuing through September 30, 2018. The Equipment Advances are payable in 60 equal installments from the first day of the month after funding the Equipment Advance.
On December 19, 2019, the Company repaid in full the then outstanding principal of $28.2 million of all Growth Capital Advances and the Equipment Advances. In addition, the Company made a payment for the full end-of- term payments of the Growth Capital Advances and the prepayment fee of the Equipment Advances. The payment of the loan principal prior to the maturity resulted in loss on extinguishment of $1.8 million.
No balance of the Growth Capital Advances and the Equipment Advances loan was outstanding as of December 31, 2019 and 2020.
In connection with the loan and security agreement and its amendments, the Company issued warrants in 2014 and 2015. As part of the 2017 amendment, the Company issued a warrant to purchase 202,831 of the Company’s common stock (the “2017 Warrants”) which are exercisable until November 14, 2027 at a price of $1.49 per share. The warrants issued with the 2017 amendment were adjustable to include an additional 67,610 and 40,566 warrants for a total of 311,007 warrants, contingent upon the second and third drawdowns for the Company’s Growth Capital Advances. As the 2017 Warrants met the definition of a derivative, they were classified as liabilities and remeasured to fair value at each reporting period. Changes in fair value of the 2017 Warrants’ derivative liability are recognized as gain (loss) in Other expenses on the Company’s Statements of Operations until the contingency, related to the second and third drawdowns, was resolved in April 2018. In April 2018 the warrant derivative liability was reclassified to equity since it met all the criteria for equity classification at that time.
In connection with the April 2018 amendment, the Company issued a warrant to purchase 111,529 of the Company’s common stock (the “2018 Warrants”) which are exercisable until April 30, 2028 at a price of $1.65 per share. The 2018 Warrants were classified in equity from the time of issuance and therefore will not be remeasured at each reporting period end. The Company estimated fair value of the 2018 Warrants using the Black-Scholes option pricing model.
As of December 31, 2020, the following common stock warrants were outstanding:
Number of Warrants as of December 31, 2020	Exercise Price	Expiry Date	Weighted Average Remaining Contractual Life
75,000	$0.12	November 17, 2024	3.88
270,000	$0.57	August 5, 2025	4.60
202,831	$1.49	November 14, 2027	6.88
67,610	$1.49	November 14, 2027	6.88
111,529	$1.65	April 30, 2028	7.34
726,970			5.79
The original fair value of the warrants has been recorded as debt discount on the Company’s balance sheet, a direct deduction from the face amount of the notes, and interest payments are being amortized to interest expense during the life of the term loan using the effective interest method. Any remaining balance of debt discount upon repayment was written off as part of the loss on extinguishment.
On December 19, 2019, the Company entered into a credit agreement for a senior secured delayed draw term loan facility (“2019 Loan Facility”) in an aggregate principal amount of $100.0 million, with $85.0 million available on the closing date and $15.0 million available after the closing but prior to September 30, 2021 subject to two milestones. Upon closing on December 19, 2019, the Company received funds of the first tranche, net of fees payable and net of the payoff of the previous term loan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The new term loan carries a variable interest rate which is the sum of 9.25% plus the greater of the one month LIBOR and 2.25%. In case the LIBOR is no longer available, the parties will enter into an amendment to define the new rate and in the meantime would be replaced by the Wall Street Journal Prime Rate. The final maturity of the loan is December 19, 2024 and principal payments are due after the fourth anniversary of the loan.
The Company paid a closing fee of $1.5 million and other closing costs totaling $1.3 million. The issuance cost will be amortized using the effective interest rate method over the term of the loan.
In connection with the new term loan facility on December 19, 2019, the Company issued a warrant to purchase 2,650,000 shares of the Company’s Series C Preferred Stock (the “2019 Warrants”). The exercise price of the warrants is $5.6612 per share and have an expiration date of December 19, 2029. The warrants are exercisable any time after issuance until their expiration date. As the 2019 Warrants met the definition of a derivative and are exercisable into redeemable shares, they were classified as liability and remeasured to fair value at each reporting period. The original fair value of the 2019 Warrants has been recorded as debt discount on the Company’s balance sheet, a direct deduction from the face amount of the notes, and interest payments are being amortized to interest expense during the life of the term loan using the effective interest method.
The Company entered into various default waivers and amendments throughout 2020 related to the credit and guaranty agreement entered into December 19, 2019. Prior to these waivers the Company was in default of various covenants. As a result of the amendments new covenants were put in place and as of the date of issuance of these financial statements the Company was in compliance with the amended covenants.
The debt consists of the following as of December 31 (in thousands):
	2019	2020
Senior secured delayed draw term loan facility bearing interest equal to 11.5% as of December 31, 2019 and 2020	$85,000	$85,000
Unamortized discount and deferred offering cost	(6,690)	(5,669)
Senior secured delayed draw term loan facility, net	78,310	79,331
Less current portion	78,310	79,331
Long-term debt, net	$—	$—
Future principal payments on the term loan facility outstanding as of December 31, 2020 are as follows (in thousands):
Term Loan Year ending December 31, 2020
2021	$—
2022	—
2023	2,125
2024	82,875
Total future minimum payments	$85,000
Interest expense on the Company’s term loans consisted of the following (in thousands):
	Year ending December 31, 2019	Year ending December 31, 2020
Coupon interest	$1,889	$9,938
Amortization of debt discount	271	1,022
Accretion of end-of-term payment	783	—
Total interest expense on term loans	$2,943	$10,960

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10.	Convertible Preferred Stock
As of December 31, 2019 and 2020 the Company was authorized to issue 222,882,417 and 214,181,024 shares of preferred stock, respectively, pursuant to the Company’s certificate of incorporation, as amended and restated.
As of December 31, 2019 and 2020, of the 222,882,417 and 214,181,024 authorized preferred stock, respectively, 21,998,250 shares are designated as “Series A Preferred Stock”, 26,158,833 shares are designated as “Series A-1 Preferred Stock”, 42,244,588 shares are designated as “Series B Preferred Stock”, 79,488,448 and 76,750,881 shares are designated as “Series C Preferred Stock”, respectively, 52,992,298 and 0 shares are designated as “Series C-1 Preferred Stock”, respectively, and 0 and 47,028,472 shares are designated as “Series D Preferred Stock”.
In January 2019, subsequent to the initial offering in November 2018, the Company issued a total of 2,296,333 shares of Series C Preferred Stock at a price of $5.6612.
In December 2019, the Company received the approval of the Committee on Foreign Investment in the United States (“CFIUS”) for the investment of the Series C-1 stockholder and accordingly converted the Series C-1 Preferred Stock at the prescribed 1:1 ratio to Series C Preferred Stock. As of December 31, 2019, there were no remaining Series C-1 Preferred Stock outstanding.
In July 2020, the Company issued an aggregate of 13,436,707 shares of Series D Preferred Stock at a price per share of $7.4423. In conjunction with the issuance of Series D Preferred Stock, the Company amended its certificate of incorporation to authorize the issuance of a total of 47,028,472 Series D Preferred Stock and increase the common stock authorized to issue from 234,223,793 to 286,477,669. In various subsequent rounds of closings in October and November 2020, the Company issued an additional 26,340,639 shares of Series D Preferred Stock, for total aggregate proceeds of $296.0 million including the original issuance in July 2020.
Dividends
Holders of the Company’s Series D Preferred Stock are entitled to dividends as and when declared by the Board, prior and in preference to any declaration or payment of any dividend to holders of Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, or Common Stock. Holders of the Company’s Series C Preferred Stock are entitled to dividends as and when declared by the Board, prior and in preference to any declaration or payment of any dividend to holders of Series B Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, or Common Stock. Holders of the Company’s Series B Preferred Stock are entitled to dividends as and when declared by the Board, prior and in preference to any declaration or payment of any dividend to holders of Series A Preferred Stock, Series A-1 Preferred Stock, or Common Stock. Holders of the Company’s Series A Preferred Stock are entitled to dividends as and when declared by the Board, prior and in preference to any declaration or payment of any dividend to holders of Common Stock. Dividend rates are $0.133033, $0.020267, $0.269576, $0.452896 and $0.595384 per annum for each share of Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. There have been no dividends declared as of December 31, 2019 and 2020.
Conversion
Each share of Preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of Common Stock by dividing the applicable Original Issue Price by the applicable Conversion Price, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price for Series A Preferred Stock, Series A-1 Preferred Stock, Series C Preferred Stock and Series D Preferred Stock shall be the Original Issue Price applicable to such series and the initial Conversion Price for Series B shall be $3.3644, subject to certain dilutive issuances, splits, and combinations. Each share of Preferred Stock shall automatically be converted into shares of Common stock upon the earlier of (i) the closing of the Company’s sale of Common Stock in a firm commitment underwritten public offering or (ii) specified by vote or written consent or agreement of the holders of at least a majority of outstanding shares of Series D Preferred Stock with respect to shares of Series D

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Preferred Stock, specified by vote or written consent or agreement of the holders of at least a majority of outstanding shares of Series C Preferred Stock with respect to shares of Series C Preferred Stock, specified by vote or written consent or agreement of the holders of at least a majority of outstanding shares of Series B Preferred Stock with respect to shares of Series B Preferred Stock, and specified by vote or written consent or agreement of the holders of at least sixty percent of outstanding shares of Series A Preferred Stock.
Liquidation Preference
In the event of any liquidation event, either voluntary or involuntary, holders of Series D Preferred Stock are entitled to receive out of proceeds or assets of the Company, prior and in preference to the distribution of proceeds to holders of Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock or Common Stock. Holders of Series C Preferred Stock are entitled to receive out of proceeds or assets of the Company, prior and in preference to the distribution of proceeds to holders of Series B Preferred Stock, Series A Preferred Stock and Common Stock. Holders of Series B Preferred Stock are entitled to receive out of proceeds or assets of the Company, prior and in preference to the distribution of proceeds to holders of Series A Preferred Stock and Common Stock. Holders of Series A Preferred Stock are entitled to receive out of proceeds or assets of the Company, prior and in preference to the distribution of proceeds to holders of Common Stock. The amount of distributions preferred stockholders are entitled to is equal to the original issue price for each series of issuance, plus declared but unpaid dividends on each such share. The holders of Series A, Series A-1, Series B, Series C and Series D Preferred Stock shall receive $1.6631, $0.2533, $3.3697, $5.6612 and $7.4423 per share, respectively, plus declared but unpaid dividends on such shares. Upon completion of the distribution to the preferred stockholders, the remaining proceeds of the Company shall be distributed among the holders of Common Stock pro rata based on the number of shares held by each.
The Company is not able to redeem, purchase, pay into or set aside a sinking fund for such purpose, or otherwise acquire any shares of Preferred Stock or Common Stock, for employees, officers, directors, consultants, or other persons performing services for the Company under which the Company has the option to repurchase shares in the case of certain events, such as the termination of employment or service or pursuant to a right of first refusal.
Voting Rights
The holder of each share of preferred stock shall have the right to one vote for each share of Common Stock into which the shares of preferred stock could then be converted, except for Series C-1 Preferred Stock which is non-voting stock.
11.	Stockholders’ Equity
Common Stock
As of December 31, 2019 and 2020, the Company was authorized to issue 234,223,793 and 286,477,669 shares of common stock, pursuant to the Company’s certificate of incorporation, as amended and restated. Holders of the Company’s common stock are entitled to dividends as and when declared by the Board, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.
Stock Option Plan
In July 2014, the Company adopted the 2014 Stock Plan (the “2014 Plan”) for employees and non-employees pursuant to which the Board of Directors granted share-based awards, including stock options, to officers, employees, and non-employees. As of December 31, 2019, and 2020, there were 14,419,077 and 16,497,013 stock options outstanding, under the 2014 Plan. The 2014 Plan was amended periodically to increase the number of shares reserved for issuance throughout 2020. Virtually all stock options have ten-year terms and vest four years from the date of the grant, inclusive of a one-year cliff vesting period.
Under the 2014 Stock Plan, as amended (the “Plan”), employees, directors, and consultants of the Company are able to participate in the Company’s future performance through awards of nonqualified stock options, incentive

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
stock options, and stock bonuses at the discretion of management and the Board of Directors. Incentive and non-statutory stock options may be granted with exercise prices not less than 100% of the estimated fair value of the common stock on the date of grant, as determined by the Board of Directors. Options granted to individuals owning over 10% of the total combined voting power of all classes of stock are exercisable up to five years from the date of grant.
The exercise price of any option granted to a 10% stockholder may not be less than 110% of the estimated fair value of the common stock on the date of grant, as determined by the Board of Directors. Options granted under the Plan expire no later than ten years from the date of grant. Options granted under the Plan vest over periods determined by the Board of Directors, generally over periods of four years. The Plan terminates automatically ten years after the later of its adoption by the Board of Directors or the most recently approved increase in the number of shares reserved for issuance under the Plan. Subject to Board approval at the grant date, if an option includes an “early exercise” feature, then such option shall be exercisable at any time but any unvested option shares shall be subject to the Company’s right to repurchase them at the original exercise price in the event that the optionee’s service terminates for any reason. If an option does not permit early exercise, then such option shall not be exercisable with respect to unvested shares. The 2014 Stock Plan allows for the possibility of early purchase of shares and early exercise of options depending on the agreement for each award. Awards for which early purchase or early exercise is possible, are subject to a repurchase right held by the Company at the original purchase price, which lapses over time.
The following table summarizes option activity under the Plan as of December 31, 2020:
	Number of Shares Available for Grant	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in thousands)
Outstanding – December 31, 2019	14,419,077	$1.73	7.91	$20,967
Options granted	5,633,293	$3.24	—	—
Options exercised	1,894,181	$1.55	—	—
Options cancelled	1,661,176	$2.21	—	—
Outstanding – December 31, 2020	16,497,013	$2.22	7.75	$79,762
Unvested – December 31, 2020	7,471,211	$2.99	9.03	$30,317
Exercisable – December 31, 2020	9,025,802	$1.57	6.69	$49,445
The weighted-average grant-date fair value of options granted during the years ended December 31, 2019 and 2020, was $1.32 and $1.76 per share, respectively.
During 2019 and 2020, the aggregate intrinsic value of stock option awards exercised was $2.1 and $3.5 million, determined at the date of option exercise. The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the estimated fair value of the Company’s common stock on the date of exercise.
Valuation of Stock Option Grants
Stock-based compensation expense for stock options is estimated at the grant date based on the fair-value using the Black-Scholes option pricing model. The fair value of employee stock options is being amortized on a straight- line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following assumptions:
	2019	2020
Expected dividend yield	—	—
Risk-free interest rate	1.5% - 2.5%	0.38% - 1.41%
Expected term (in years)	6.08	6.08
Expected volatility	49.5% - 50.9%	50.4% - 73.1%

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Expected Dividend Yield – The Company has never paid dividends and does not expect to pay dividends.
Risk-Free Interest Rate – The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the options’ expected terms.
Expected Term – Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. Therefore, the expected term of options granted is based on the “simplified method” of expected life, described in U.S. Securities and Exchange Commission’s Staff Accounting Bulletin 107, whose acceptance was extended in Staff Accounting Bulletin 110 (based on the mid-point between the vesting date and the end of the contractual term).
Expected Volatility – The expected stock price volatility for the Company’s common stock was estimated by taking the historic stock price volatility for industry peers based on their price observations over a period equivalent to the expected term of the stock option grants.
Each of the inputs discussed above is subjective and generally requires significant management judgment.
As of December 31, 2019 and 2020, the Company has employee stock-based compensation expense of $6.9 and $10.8 million, respectively, related to unvested stock awards not yet recognized, which is expected to be recognized over an estimated weighted- average period of approximately 2.46 years and 2.94 years, respectively.
Non-vested Stock
As part of the acquisition of Radiant on December 29, 2017, the Company issued shares to the founders of Radiant. Half of the shares were subject to vesting based on the continued service of the founders with the Company post-acquisition over a four-year period. The shares are forfeited if the founders of Radiant do not complete the required service period and therefore represent compensation for post combination services.
The following table summarizes activity of the non-vested stock with service-based vesting granted as part of the Radiant acquisition (in thousands, except share and per share amounts and term):
	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Years	Aggregate Intrinsic Value
Non-vested stock as of December 31, 2019	403,443	$1.65	2.0	$617
Granted	—	$—
Vested	(201,721)	$1.65
Forfeited	—	$—
Non-vested stock as of December 31, 2020	201,722	$1.65	1.0	$1,089
The total intrinsic value of non-vested stock that vested and were released in the years ended December 31, 2019 and 2020 was $0.2 million and $0.3 million, respectively. The Company recorded $0.3 million of compensation costs related to non-vested stock units for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, there was $0.7 million and $0.4 million, respectively, of total unrecognized compensation cost related to non-vested stock. These costs are expected to be recognized over a weighted average period of 2.0 years and 1.0 year for the years ended 2019 and 2020, respectively.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Compensation Expense
Compensation expense related to stock-based awards was included in the following categories in the accompanying statements of operations in accordance with the accounting guidance for share-based payments for the years ended December 31 (in thousands):
	2019	2020
Cost of revenue	$919	$1,179
Research and development	669	1,343
Sales and marketing	904	468
General and administrative	1,520	1,839
Total stock-based compensation	$4,012	$4,829
Shares Reserved for Issuance
At December 31, 2020, the Company had reserved shares of common stock for future issuance as follows:
2020
Conversion of Series A redeemable convertible preferred stock	21,998,250
Conversion of Series A-1 redeemable convertible preferred stock	26,158,833
Conversion of Series B redeemable convertible preferred stock	42,311,127
Conversion of Series C redeemable convertible preferred stock	74,100,881
Conversion of Series D redeemable convertible preferred stock	39,777,346
Conversion of common stock warrants	726,970
Conversion of Series C preferred stock warrants	2,650,000
Stock option plans:
Shares available for grant	12,060,188
Options outstanding	16,497,013
Total shares of common stock reserved for future issuance	236,280,608
Non-employee share-based compensation
In May 2018, the Company entered into a master collaboration agreement with a consulting service provider (Note 13). The agreement allowed for the service provider to take payment for consulting services in Series C preferred stock in lieu of cash payments to be made. 883,204 shares of Series C preferred stock were issued in November 2018 to the service provider at the initial closing of the Series C transaction and were held in escrow and subject to repurchase by the Company at the par value until services are provided to earn the shares. As of December 31, 2019 and 2020, no shares remain subject to repurchase. The Company recognized $3.5 million of share-based compensation related to this arrangement in sales and marketing expenses during the year ended December 31, 2019. There was no expense recognized from this arrangement during the year ended December 31, 2020.
Non-recourse Loans to Employees
On October 5, 2017, the Company entered into promissory notes with two separate employees in the aggregate amount of $3.6 million. The notes bear interest at 3.0% per annum and are due on the earlier of October 18, 2027 or the date two weeks prior to the Company’s good faith estimate of the date of initial filing of a Form S-1 to sell shares of Company common stock in an initial public offering. Interest is payable annually in arrears and can be added to the principal amount at the borrower’s option. Both employees opted to add the interest in the aggregate amount of $0.1 million to be added to the principal for the interest payment due in October 2019 and October 2020, respectively. The outstanding principal and interest payment added to the principal are included in Additional Paid-In Capital on the consolidated balance sheets.
On March 5, 2021, the principal and all unpaid interest in an amount of $4.0 million were settled by $2.0 million payment and the repurchase of 201,150 shares of common stock.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12.	Income Taxes
The components of income (loss) before provision for income taxes by U.S. and foreign jurisdictions are as follows (in thousands):
	2019	2020
Domestic	$(236,802)	$(262,433)
Foreign	7	190
Income (loss) before income taxes	$(236,795)	$(262,243)
Provision for (Benefit from) Income Taxes
The components of the provision for (benefit from) income taxes are as follows for the year ended December 31 (in thousands):
	2019	2020
Current:
Federal	$—	$—
State	5	4
Foreign	3	54
Total current income tax expense	8	58
Deferred:
State	—	(107)
Total deferred income tax expense (benefit)	—	(107)
Total income tax expense (benefit)	$8	$(49)
Income tax provision (benefit) related to continuing operations differ from the amounts computed by applying the statutory income tax rate of 21% to pretax loss as follows as of December 31 (in thousands):
	2019	2020
US federal provision (benefit) at statutory rate	$(49,727)	$(55,111)
State taxes, net of federal benefit	(14,374)	(6,492)
Federal and state R&D tax credits	(6,914)	(6,267)
Non-deductible expenses and other items	1,033	3,162
Change in valuation allowance	69,990	64,659
Total	$8	$(49)

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred Tax Assets
Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes are as follows as of December 31 (in thousands):
	2019	2020
Deferred tax assets:
Federal & state NOL carryforward	$127,441	$185,610
Research & other credits	15,933	22,200
Capitalized R&D	3,051	2,262
Accruals and other	1,438	3,514
Property and equipment	1,214	186
Stock based compensation	726	848
Other	7	54
Total deferred tax assets	149,810	214,674
Less valuation allowance	(149,179)	(214,587)
Deferred tax assets, net	631	(87)
Deferred tax liabilities:
Intangibles	(631)	(87)
Total deferred tax liabilities	(631)	(87)
Deferred tax liabilities, net	$—	$—
Realization of the Company’s deferred tax assets is dependent upon future earnings, if any. The timing and amount of any such future earnings are uncertain. Because of the Company’s lack of U.S. earnings history, the U.S. deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $70.0 million and $65.4 million during the years ended December 31, 2019 and 2020, respectively.
Net Operating Loss and Tax Credit Carryforwards
As of December 31, 2020, the Company had a net operating loss carryforward for federal income tax purposes of approximately $704.1 million of which $99.3 million will begin to expire in 2033 and $604.8 million of the federal net operating losses will carryforward indefinitely. The Company had a total state net operating loss carryforward of approximately $515.6 million, which will begin to expire in 2027. Utilization of some of the federal and state net operating loss and credit carryforwards are subject to annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization.
As of December 31, 2020, the Company has federal research credits of approximately $26.8 million, which will begin to expire in 2034 and California state research credits of approximately $22.3 million which have no expiration date. These tax credits are subject to the same limitations discussed above.
Unrecognized Tax Benefits
The Company records unrecognized tax benefits, where appropriate, for all uncertain income tax positions. The Company recorded unrecognized tax benefits for uncertain tax positions of approximately $22.2 million as of December 31, 2020, of which none would impact the effective tax rate if recognized as the benefit would be offset with an increase in the valuation allowance. Any adjustments to the Company’s uncertain tax positions would result in an adjustment of its net operating loss or tax credit carry forwards rather than resulting in a cash outlay.
The Company’s policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the statements of operations. During the years ended December 31, 2019 and 2020, no interest or penalties were required to be recognized relating to unrecognized tax benefits.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company files income tax returns in the U.S. and various states in the U.S. The Company is subject to examination by U.S. federal and state tax authorities for all years since inception due to the carry forward of unutilized net operating losses and research and development credits.
The Company has the following activity relating to unrecognized tax benefits for the years ended December 31 (in thousands):
	2019	2020
Beginning balance	$9,679	$17,602
Gross increase/(decrease) - tax position in prior periods	295	—
Gross increase - tax position in current period	7,628	6,938
Ending balance	$17,602	$24,540
Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.
13.	Commitments and Contingencies
Operating Lease Commitments
The Company leases certain facilities and recognizes rent expense on a straight-line basis over the non-cancellable lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Rent expense under operating leases was $14.4 million and $15.3 million for the years ended December 31, 2019 and 2020, respectively.
Total future minimum rental commitments under long-term leases, with an initial term of more than one year are estimated as follows (in thousands):
Year ending December 31, 2020:
2021	$15,669
2022	25,947
2023	33,346
2024	32,737
2025	32,516
Thereafter	221,895
$362,110
Build-to-Suit Lease Obligations and Commitments
On May 22, 2017, the Company entered into an operating lease agreement to rent 126,509 sq. ft. of office and laboratory space with rent payments starting March 22, 2018. The lease agreement featured escalating rent and was to terminate on June 30, 2029. For accounting purposes, the Company was deemed the owner of the project during the construction period, and had conducted an assessment of the fair value of the underlying building and land for capitalization on the balance sheet.
On August 15, 2019, the Company entered into a lease termination agreement for the property and agreed to pay a termination fee of $13.0 million upon approval of the Board of Directors of the agreement in September 2019. The related build-to-suit assets and liabilities were accordingly written off together with amounts previously capitalized as construction-in-progress amounting to $2.5 million resulting in net loss on the lease termination of $13.8 million.
Total interest expense on the building financing was $0.7 million for the year ended December 31, 2019 and was capitalized into the value of the building while under construction and subsequently written off. There was no interest expense related to build-to-suit accounting for the year ended December 31, 2020.

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Rent expense under the build-to-suit lease was $2.1 million for the year ended December 31, 2019. There was no rent expense related to build-to-suit lease for the year ended December 31, 2020.
Contingencies
The Company is subject to various litigation and arbitration claims that arise in the ordinary course of business, including but not limited to those related to employee matters. While it is the opinion of management, after consultation with legal counsel, that the ultimate liability with respect to these actions will not materially affect the Company’s financial position or results of operations, it is not reasonably possible to estimate any potential losses.
Other Contingent Payments
On June 30, 2017, the Company entered into an agreement with a consulting service provider to work together in connection with selected potential or existing engagements for target clients. Under this agreement, the Company executed several statements of work for specific client engagements. The consideration for the services provided is based on the cash revenue received from the customer identified in the statements of work, ranging between 10% and 20% of the amounts received. The fees are payable throughout the term of the customer agreement and in certain cases on subsequent transactions as well. Fees paid in relation to cash revenue received in 2019 were incurred and included as sales and marketing expenses in the consolidated statement of operations and comprehensive loss.
On May 6, 2018, the Company entered into a master agreement with the same consulting service provider to further identify high impact opportunities and develop them into target clients. The new agreement governs projects that commenced following March 12, 2018 and leaves the previous statements of work in place. For new agreements entered into with customers identified in the agreement, the Company will owe amounts ranging between 2.5% and 3.0% of the total contract value payable in three installments throughout the term of the customer agreement. The Company entered into a new agreement in 2019 that required the payment of 1.5% of the total contract value upon execution of the agreement. Services were not provided during 2019 and remaining payments under the agreement become due upon achievement of certain milestones within the contract. In April 2020, the Company gave notice to terminate the contract with the customer due to breach of contract. The previously paid amount to the consulting service provider is included in prepaid expenses on the consolidated balance sheets. In June 2020, the consulting service provider agreed to repay a portion of this previously paid amount, the remainder of which was written off in 2020 as it was deemed uncollectible.
Intellectual Property Matter
In December 2018, a customer of the Company made a claim that one of the Company's patent filings in 2018 contained certain aspects of their confidential information in breach of the research and development services arrangement with the customer. A termination for breach under the customer agreement would be effective upon 60 days notice. As of December 31, 2018, the customer agreement was in full force and effect. In May 2019, the customer notified the Company of its desire to conclude the program prior to the end of term and engaged the Company in the wind-up of the program. In August 2020 both parties mutually agreed to terminate the contract and executed an agreement settling this matter. The Company has no financial obligations to the customer related to the settlement.
14.	Collaborative Agreements
The Company entered into a Partnership Agreement with Sumitomo Chemical Co. Ltd. on April 9, 2019 (Sumitomo Collaboration). Through the Sumitomo Collaboration, the parties wish to establish a structure and operating model in which the Company’s technology, through bioreachable molecules, is harnessed in innovation for certain materials and applications of strategic interest to Sumitomo Chemical. The scope and specific terms governing the research and development efforts will be set forth in written project plans (Project Plan) for each Zymergen and Sumitomo Development Item. The agreement is effective for 6 years and will automatically extend by additional one year periods, unless either party provides written notice at least 180 days prior to the end of the then-current term. The cooperation between the parties will be exclusive within the

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
applicable field for Sumitomo Development Items and Zymergen Development Items accepted by the Joint Steering Committee. Outside of the field, the parties each have a right of first offer to participate in the development for other uses of the Sumitomo Development Items or the Zymergen Development Items.
During the development term, the parties will each be performing research and development activities for their respective Development Items. The Zymergen Development Items are generally inputs into the further processing activities to make the Sumitomo Development Items with the aim of commercializing the Sumitomo Development Item. The direct costs of the research and development projects are shared between the parties with each paying 50% of costs, with settlement of such amounts on a quarterly basis. As of December 31, 2020, the Company signed two Project Plans for the development of specified materials and performed research and development services for those Project Plans. The performance of the Project Plans is overseen by a Joint Steering Committee (JSC).
The Company determined that the Sumitomo Collaboration falls within the scope of ASC 808. As mentioned above, both parties share the development cost of their respective Development Items. The Company considers these activities to represent collaborative activities as both parties are active participants and share the risks and rewards of the activities. The Company evaluated the terms of the Sumitomo Collaboration and did not identify any service or other deliverables that would be in the scope of other authoritative guidance such as ASC 606. Sumitomo Chemical’s share of our R&D activities and the development of the Zymergen Development Item are considered to be part of the Company’s ongoing major or central operations and management has determined that the Company is the principal participant to provide R&D services to the Sumitomo Collaboration. The Company analogizes to ASC 606 and recognized revenue in a separate ‘collaboration revenue’ line on the consolidated statement of operations. Using the concepts of ASC 606, the Company has identified research and development activities as its only performance obligation. The Company further determined that the transaction price under the arrangement consisted of solely variable consideration which was contingent upon the costs incurred during the respective periods to be invoiced.
The Company’s share in Sumitomo Chemical’s R&D activities of the Sumitomo Development Item is recognized as research and development expense. Research and development expenses recognized from the arrangement during the year ended December 31, 2019 were insignificant and during the year ended December 31, 2020 amounted to $1.4 million.
15.	Net loss per share
The follow table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data) applicable to common stockholders for the years ended December 31:
	2019	2020
Numerator:
Net loss	$(236,803)	$(262,194)
Denominator:
Weighted-average shares used in calculating net loss per share, basic and diluted	32,375,409	36,654,165
Net loss per share, basic and diluted	$(7.31)	$(7.15)

ZYMERGEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following potentially dilutive shares as of the years ended December 31, 2019 and 2020, were excluded from the calculation of diluted net loss per share applicable to common stockholders because their effect would have been anti-dilutive for the periods presented:
	2019	2020
Shares issuable under redeemable convertible preferred stock	164,569,091	204,346,437
Warrants to purchase Series C redeemable convertible preferred stock	2,650,000	2,650,000
Options to purchase common stock	14,419,077	16,497,013
Non-vested stock	403,443	201,722
Warrants to purchase common stock	726,970	726,970
Total	182,768,581	224,422,142
16.	Geographic Information
The Company's revenues by geographic region are presented in the table below for the years ended December 31 (in thousands):
	2019	2020
United States of America	$11,386	$6,103
Asia	3,607	4,738
Europe	426	2,443
Total revenue	$15,419	$13,284
17.	Subsequent Events
Subsequent events have been evaluated through March 8, 2021, which is the date the consolidated financial statements were available for issuance.
On February 3, 2021, the Company entered into an operating lease agreement to rent 27,185 sq. ft. of office and laboratory space with rent payments starting at the later of February 18, 2021 and when the lessor receives the master lessor's consent to sublease. The lease agreement terminates on August 31, 2022 and the Company will be paying up to $1.7 million for base rent. In accordance with the agreement, the Company is required to enter into a letter of credit in the amount of $0.2 million, naming the Company's landlord as beneficiary.
On February 19, 2021, the Company entered into an amendment to an existing lease to extend the premises leased for an additional 9,337 square foot. The lease expiry date of the original premises was also extended to January 31, 2033, which coincides with the lease expiry date of the additional premises. The Company will pay up to $5.9 million of additional rent for the extended premises and up to an additional $19.1 million of base rent for the extended term of the previously occupied premises over the new lease term. The Company is also required to increase its letter of credit amount by $1.0 million.

    Shares

Common Stock
PROSPECTUS
    , 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.
SEC Registration Fee	*
FINRA Filing Fee	*
Stock Exchange Listing Fee	*
Printing Costs	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent Fees and Expenses	*
Miscellaneous Expenses	*
Total	*
*	To be provided by amendment.
Item 14.	Indemnification of Directors and Officers.
Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.
Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel or (4) by the stockholders.
Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL. We maintain standard policies of insurance under which, subject to the limitations of the policies, coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful acts as a director or officer, including claims relating to public securities matters and (b) to us with respect to payments which we may make to such officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.
Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty. We have entered into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.
Item 15.	Recent Sale of Unregistered Securities.
Since January 1, 2018, we have issued the following unregistered securities:
Issuances of Convertible Preferred Stock
•
From July 2020 to November 2020, we sold 39,777,346 shares of Series D convertible preferred stock to 37 accredited investors at a price of $7.4423 for aggregate proceeds of approximately $296 million.

•	In October 2018, we sold 52,992,298 shares of Series C-1 convertible preferred stock to one accredited investor at a price of $5.6612 for aggregate proceeds of approximately $300 million.
•
From October 2018 to January 2019, we sold 21,108,583 shares of Series C convertible preferred stock to 25 accredited investors at a price of $5.6612 for aggregate proceeds of approximately $119.5 million.

Equity Plan Related Issuances
•
From January 1, 2018 to December 31, 2020, we granted to our directors, employees and consultants options to purchase an aggregate of 11,951,052 shares of our common stock under our 2014 Plan, at exercise prices ranging from approximately $0.52 to $3.45 per share.

•
From January 1, 2018 to December 31, 2020 we sold to our directors, employees and consultants an aggregate of 3,437,182 shares of our common stock upon the exercise of options under our 2014 Plan at exercise prices ranging from $0.116667 to $3.18 per share, for a weighted-average exercise price of $1.25 per share.

•
The offers, sales and issuances of the securities described above were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans.

Shares issued in Acquisitions
•
On March 10, 2020 we issued an aggregate of 3,248,381 shares of our common stock in connection with our acquisition of EnEvolv, Inc. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

Warrants
•
On February 1, 2018, we issued warrants to purchase an aggregate of 67,610 shares of our common stock, exercisable until February 14, 2027, to a lender in connection with our entry into a Loan and Security Agreement with Silicon Valley Bank. These warrants were issued pursuant to an adjustment provision of an existing warrant dated November 14, 2017 that we issued to Silicon Valley Bank in connection with a capital advance provision of the related loan and security agreement.

•
On April 30, 2018, we issued warrants to purchase an aggregate of 111,529 shares of our common stock, exercisable for a period of 10 years, to a lender in connection with our entry into a First Amendment to Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank.

•
On December 19, 2019, we issued warrants to purchase an aggregate of 2,650,000 shares of our Series C Preferred Stock, exercisable for a period of 10 years at an exercise price of $5.6612 per share, to a lender in connection with our entry into a Credit Agreement and Guarantee with Perceptive Credit Holdings II, LP and PCOF EQ AIV II, LP in reliance upon Section 4(a)(2) of the Securities Act.

Others
•
On November 30, 2018, we issued 883,204 shares of Series C Preferred Stock to AFOS LLC in connection with the Master Collaboration Agreement with McKinsey & Company, Inc. dated as of May 8, 2018 (as amended on November 30, 2018). These shares, which were subject to vesting when issued, have now all vested.

Item 16.	Exhibits and Financial Data Schedules.
(a) Exhibits
The list of exhibits is set forth in beginning on page II-4 of this Registration Statement and is incorporated herein by reference.
(b) Financial Statement Schedules
None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this Registration Statement.
Item 17.	Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act or the Exchange Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(i)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Description
1.1†	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the completion of this offering.

3.3**	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4†	Form of Amended and Restated Bylaws of the Registrant, to be in effect immediately prior to the completion of this offering.

4.1**	Amended and Restated Investors’ Rights Agreement, dated July 29, 2020, by and among the Company and certain Investors listed therein.

4.2	Form of Stock Certificate for common stock of the Registrant.

4.3**	Warrant to Purchase Common Stock, dated November 17, 2014, between Registrant and Silicon Valley Bank.

4.4**	Warrant to Purchase Common Stock, dated August 5, 2015, between Registrant and Silicon Valley Bank.

4.5**	Warrant to Purchase Common Stock, dated November 14, 2017, between Registrant and Silicon Valley Bank.

4.6**	Warrant to Purchase Common Stock, dated April 30, 2018, between Registrant and Silicon Valley Bank.

4.7**	Warrant to Purchase Series C Preferred Stock, dated December 19, 2019, between Registrant and Perceptive Credit Holdings II, LP.

5.1**	Opinion of Freshfields Bruckhaus Deringer US LLP.

10.1*,**
Amended and Restated Credit Agreement and Guaranty, dated as of February 26, 2021, by and among Zymergen Inc., the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto and Perceptive Credit Holdings II, LP., as the Administrative Agent.

10.2*,**	Strategic Partnership Agreement, dated as of April 9, 2019, by and between Registrant and Sumitomo Chemical Co. LTD.

10.3†	Form of Indemnification Agreement between the Company and each of its directors and executive officers.

10.4+**	2014 Stock Plan, as amended.

10.5+**	Form of Stock Option Grant Notice and Stock Option Agreement under the 2014 Stock Plan.

10.6+†	2021 Incentive Award Plan.

Exhibit Number	Description
10.7+†	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Incentive Award Plan.

10.8+†	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan.

10.9+†	2021 Employee Stock Purchase Plan.

10.10+†	Non-Employee Director Compensation Policy.

10.11+**	Form of Employment Agreement.

21.1**	List of Subsidiaries of the Company.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2**	Consent of Freshfields Bruckhaus Deringer US LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included in the signature page to the Registration Statement).
†	To be filed by amendment.
+	Management contract or compensatory plan or arrangement.
*
Portions of this exhibit have been omitted pursuant to Item 601 of Regulation S-K promulgated under the Securities Act because the information (i) is not material and (ii) would be competitively harmful if publicly disclosed.

**	Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on the 26th day of March, 2021.
Zymergen Inc.

By:	/s/ Josh Hoffman
Name:	Josh Hoffman
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Name	Title	Date

/s/ Josh Hoffman	Chief Executive Officer (Principal Executive Officer)	March 26, 2021
Josh Hoffman

/s/ Enakshi Singh	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 26, 2021
Enakshi Singh

*	Director	March 26, 2021
Steven Chu

*	Director	March 26, 2021
Jay T. Flatley

*	Director	March 26, 2021
Christine M. Gorjanc

*	Director	March 26, 2021
Travis Murdoch

*	Director	March 26, 2021
Matthew A. Ocko

*	Director	March 26, 2021
Sandra E. Peterson

*	Director	March 26, 2021
Zach Serber

*	Director	March 26, 2021
Rohit Sharma
* By:	/s/ Enakshi Singh
Enakshi Singh
Attorney-in-Fact